02025363

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

MAR 25 2002

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

P.E. 2-28-02

For the Month of February, 2002

ASIA PACIFIC RESOURCES LTD.

(Name of Registrant)

#615-800 West Pender St., Vancouver, British Columbia V6C 2V6
(Address of principal executive offices)

1. Press Release: February 8, 2002
2. Press Release: February 15, 2002
3. Rights Offering Prospectus for Canadian residents, Quebec residents, California and other USA residents: Dated February 5, 2002

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F xxx Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes___ No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Asia Pacific Resources Ltd.: SEC File No. 0-26636
(Registrant)

Date: March 12, 2002 By:
Peter Wong ~~C.A.~~

PROCESSED
APR 01 2002
THOMSON FINANCIAL

ASIA PACIFIC
RESOURCES LTD.

February 8, 2002

TRADING SYMBOL: Toronto: APQ Frankfurt & Stuttgart: APQ. OTCBB: APQCF

NEWS RELEASE

Asia Pacific Resources Ltd. announces that effective January 29, 2002, Robert G. Connochie's services as Chairman of the Company have been terminated. As this was an interim position, and it is proposed that a new Board of Directors will be elected with the conversion of the debentures, this position will not be filled at this time. Mr. Connochie shall remain as President and C.E.O. for the time being.

On behalf of the Board of Directors,

"Peter Ackermann,"
Director

For further information, please see www.apq-potash.com or contact Patrick Cauley at (604)681-8003 or toll-free (in North America) at 1-800-444-9284.

The information provided in this news release may contain forward-looking statements within the meaning of the Safe Harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements are based on Asia Pacific Resources Ltd.'s current expectations and beliefs and are subject to a number of risks and uncertainty that can cause actual results to differ materially from those described in the forward looking statements.

ASIA PACIFIC RESOURCES LTD.
Suite 615 - 800 West Pender Street,
Vancouver, BC, Canada V6C 2V6
Telephone: (604) 681 8003 Facsimile: (604) 662 3180
E-mail: info@apq-potash.com Website: http://www.apq-potash.com

ASIA PACIFIC POTASH CORPORATION
Suite 2002 Abdulrahim Place
990 Rama IV Road, Silom
Bangrak, Bangkok, 10500, Thailand
Telephone 66 2 636 1600 Facsimile 66 2 636 1599

ASIA PACIFIC
RESOURCES LTD.

February 15, 2002

TRADING SYMBOL: Toronto: APQ Frankfurt & Stuttgart: APQ. OTCBB: APQCF

NEWS RELEASE

RIGHTS OFFERING FOR UP TO $ 30 MILLION

DEBENTURE CONVERSION

RIGHTS OFFERING

Asia Pacific Resources Ltd. (the " Company") is pleased to announce that it has received a final receipt from all Provincial Securities Commissions in Canada for its Rights Offering Prospectus to raise up to $30 million. The Company is also completing the filings required under the U.S. Securities Act to enable the Company to offer the Rights to its U.S. shareholders.

The Company will issue one fully transferable Right to each shareholder of record on February 20, 2002, for each share held. Each Right will entitle the holder to subscribe for one Unit at a price of $0.50 per Unit. Each Unit will consist of 2½ common shares of the Company plus one Warrant. Each Warrant will entitle the holder, on payment of $1.00 per Warrant, to receive an additional 2½ common shares of the Company. Warrants may be exercised at any time up to 4:00 p.m. Vancouver time on April 1, 2003.

The Company expects to mail to its shareholders, on or about February 23, 2002, the Rights Certificate and Rights Offering Prospectus, which provides information concerning the Company, the Somboon Project, the Offering and instructions for exercising Rights. The Rights will commence trading on The Toronto Stock Exchange on February 18, 2002, and will be freely transferable until they expire at 12:00 noon, Toronto time on April 1, 2002. The Warrants will not be listed on The Toronto Stock Exchange; however, subject to compliance with the provisions of the Warrant Indenture and applicable securities laws, they will be fully transferable.

Each holder of Rights, who has fully exercised his or her Rights, may over-subscribe for additional Units on the same terms. These additional Units will be allotted, as available, on a pro rata basis to each shareholder exercising this additional subscription privilege.

OFFERING COMMITMENTS

Crew Development Corporation ("Crew"), the Company's largest shareholder, has committed to exercise the Rights it will receive in the amount of $4.0 million and subscribe for additional Units in the amount of $1.0 million for a total commitment of $5.0 million.

ASIA PACIFIC RESOURCES LTD.
Suite 615 - 800 West Pender Street,
Vancouver, BC, Canada V6C 2V6
Telephone: (604) 681 8003 Facsimile: (604) 662 3180
E-mail: info@apq-potash.com Website: http://www.apq-potash.com

ASIA PACIFIC POTASH CORPORATION
Suite 2002 Abdulrahim Place
990 Rama IV Road, Silom
Bangrak, Bangkok, 10500, Thailand
Telephone 66 2 636 1600 Facsimile 66 2 636 1599

Olympus Capital Holdings Asia I, L.P. ("Olympus") has committed to subscribe (conditional upon Crew meeting its commitment) for up to $5.0 million of the Units.

Crew and Olympus have agreed to reduce their commitments if shareholders, other than Crew, subscribe for more than $20 million of Units.

DEBENTURE CONVERSION

At an Extraordinary General Meeting held January 7, 2002, the Company's shareholders approved the issuance of up to 320,456,390 common shares upon conversion of the entire principal and all accrued interest and premiums on the Company's debentures, which will amount to approximately $64.1 million as at February 28, 2002.

Conversion of the Debentures is conditional upon the completion of the Crew/Olympus Offering Commitments.

The conversion date, previously announced as February 28, 2002, has been extended to April 1, 2002, to coincide with the closing of the Rights Offering.

FUTURE DEVELOPMENTS

Following conversion of the Debentures and completion of the Rights Offering the Company will be debt free and will have between $10 million and $30 million in its treasury. These funds will be used to pay costs associated with the Debenture conversion, continue the planning and development of the Company's Somboon potash project and for general working capital.

If the Rights Offering is fully subscribed, Olympus and the other present holders of Debentures will hold approximately 60% of the Company's outstanding shares.

By Order of the Board of Directors

"Robert G. Connochie"
President and Chief Executive Officer

For further information, please see www.apq-potash.com or contact Patrick Cauley at (604)681-8003 or toll-free (in North America) at 1-800-444-9284.

The information provided in this news release may contain forward-looking statements within the meaning of the Safe Harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements are based on Asia Pacific Resources Ltd.'s current expectations and beliefs and are subject to a number of risks and uncertainty that can cause actual results to differ materially from those described in the forward looking statements.

TO: HOLDERS OF COMMON SHARES RESIDENT IN THE STATE OF CALIFORNIA

Asia Pacific Corporation Ltd. (the "**Corporation**") is issuing, to the holders of its outstanding common shares ("**Shares**"), rights ("**Rights**") to subscribe for Units of the Corporation. We enclose a Form F-7 Registration Statement (the "**Form F-7**") under the United States Securities Act of 1933 which provides information about the Rights offering and which incorporates the Corporation's Prospectus dated February 5, 2002.

The procedure to exercise your rights is summarized below, however, the disclosure herein is subject to the Form F-7. For further information, shareholders should refer to the Form F-7.

You will be entitled to purchase one Unit of Asia Pacific for each one Right held by you, at a price of $0.50 per Unit up to 4:00 p.m. (Vancouver, British Columbia, Canada time) on April 1, 2002 (the "**Rights Expiry Time**"). Each Unit will consist of two and one-half (2½) Shares and one Warrant. Each Warrant entitles you to receive a further two and one-half (2½) Shares by paying $1.00 per Warrant any time prior to 4:00 p.m. (Vancouver, British Columbia time) on April 1, 2003. You also have the right to subscribe for additional Units. Payment must be made **in Canadian funds** to the Subscription Agent, Pacific Corporate Trust, at its address at 625 Howe Street, 10th Floor, Vancouver, British Columbia Canada, V6C 3B8.

If you are a registered shareholder as of the record date of February 20, 2002, you will receive with this letter a certificate evidencing the number of Rights to which you are entitled. If you wish to exercise your Rights and if you wish to subscribe for additional Units (the "**Additional Subscription Privilege**"), you must follow the procedure set forth on the Rights certificate.

If your shares are registered in the name of a nominee, you will **not** receive a Rights certificate with this letter. You **must** contact your stockbroker, investment dealer, bank, trust company or other nominee in whose name the shares are registered for assistance in exercising your Rights or in subscribing for additional Units under the Additional Subscription Privilege.

The Rights are exempt from registration under the U.S. Securities Act and are registered in California. The Shares and Warrants underlying the Rights and the Warrant Shares issuable upon exercise of the Warrants are registered under the U.S. Securities Act and are registered under the California Corporate Securities Law of 1968, as amended. The Rights, Shares, Warrants and Warrant Shares held by shareholders residing in California are subject to transfer restrictions imposed by Rules 260.141.10 and 260.141.11 promulgated under the California Corporate Securities Law of 1968, as amended. A copy of these rules is attached to this letter. Each certificate representing securities issued or transferred to a California resident will be accompanied by a restrictive legend in substantially the following form:

"It is unlawful to consummate a sale or transfer of this security, or any interest therein, or to receive any consideration therefor, without the prior written consent of the Commissioner of Corporations of the State of California, except as permitted in the Commissioner's rules."

If you have any questions, you may direct your enquiry to the Company, attention Peter G. Wong at (604)681-8003.

ASIA PACIFIC RESOURCES LTD.

Robert Connochie

Robert G. Connochie, President

§260.141.10. Bases for Imposition of Legend Condition.

In cases where securities are issued pursuant to a limited offering qualification and (a) a variation from the standards normally imposed in an open qualification is approved by the Commissioner based upon the characteristics of the particular purchasers or their close relationship with the issuer and the Commissioner determines that there is a substantial danger that subsequent transfers of such securities might be unfair, unjust or inequitable to the subsequent purchasers thereof despite the provisions of the Code requiring the qualification of nonissuer transactions, or (b) the applicant requests that a restriction on transfer be imposed, a condition may be imposed on the qualification restricting the transfer of the securities to be offered and sold and requiring a legend on the certificates therefor in accordance with Section 260.141.11 of these rules.

§260.141.11. Restriction on Transfer.

(a) The issuer of any security upon which a restriction on transfer has been imposed pursuant to Section 260.141.10 or 260.534 shall cause a copy of this section to be delivered to each issuee or transferee of such security at the time the certificate evidencing the security is delivered to the issuee or transferee.
(b) It is unlawful for the holder of any such security to consummate a sale or transfer of such security, or any interest therein, without the prior written consent of the Commissioner (until this condition is removed pursuant to Section 260.141.12 of these rules), except:
(1) to the issuer;
(2) pursuant to the order or process of any court;
(3) to any person described in Subdivision (i) of Section 25102 of the Code or Section 260.105.14 of these rules;
(4) to the transferor's ancestors, descendants or spouse, or any custodian or trustee for the account of the transferor or the transferor's ancestors, descendants, or spouse; or to a transferee by a trustee or custodian for the account of the transferee or the transferee's ancestors, descendants or spouse;
(5) to holders of securities of the same class of the same issuer;
(6) by way of gift or donation inter vivos or on death;
(7) by or through a broker-dealer licensed under the Code (either acting as such or as a finder) to a resident of a foreign state, territory or country who is neither domiciled in this state to the knowledge of the broker-dealer, nor actually present in this state if the sale of such securities is not in violation of any securities law of the foreign state, territory or country concerned;
(8) to a broker-dealer licensed under the Code in a principal transaction, or as an underwriter or member of an underwriting syndicate or selling group;
(9) if the interest sold or transferred is a pledge or other lien given by the purchaser to the seller upon a sale of the security for which the Commissioner's written consent is obtained or under this rule not required;
(10) by way of a sale qualified under Sections 25111, 25112, 25113, or 25121 of the Code, of the securities to be transferred, provided that no order under Section 25140 or subdivision (a) of Section 25143 is in effect with respect to such qualification;
(11) by a corporation to a wholly owned subsidiary of such corporation, or by a wholly owned subsidiary of a corporation to such corporation;
(12) by way of an exchange qualified under Section 25111, 25112 or 25113 of the Code, provided that no order under Section 25140 or subdivision (a) of Section 25143 is in effect with respect to such qualification;
(13) between residents of foreign states, territories or countries who are neither domiciled nor actually present in this state;
(14) to the State Controller pursuant to the Unclaimed Property Law or to the administrator of the unclaimed property law of another state; or
(15) by the State Controller pursuant to the Unclaimed Property Law or by the administrator of the unclaimed property law of another state if, in either such case, such person (i) discloses to potential purchasers at the sale that transfer of the securities is restricted under this rule, (ii) delivers to each purchaser a copy of this rule, and (iii) advises the Commissioner of the name of each purchaser;

(16) by a trustee to a successor trustee when such transfer does not involve a change in the beneficial ownership of the securities;
(17) by way of an offer and sale of outstanding securities in an issuer transaction that is subject to the qualification requirement of Section 25110 of the Code but exempt from that qualification requirement by subdivision (f) of Section 25102; provided that any such transfer is on the condition that any certificate evidencing the security issued to such transferee shall contain the legend required by this section.

(c) The certificates representing all such securities subject to such a restriction on transfer, whether upon initial issuance or upon any transfer thereof, shall bear on their face a legend, prominently stamped or printed thereon in capital letters of not less than 10-point size, reading as follows:

"IT IS UNLAWFUL TO CONSUMMATE A SALE OR TRANSFER OF THIS SECURITY, OR ANY INTEREST THEREIN, OR TO RECEIVE ANY CONSIDERATION THEREFOR, WITHOUT THE PRIOR WRITTEN CONSENT OF THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA, EXCEPT AS PERMITTED IN THE COMMISSIONER'S RULES."

NOTE

Authority cited: Section 25610, Corporations Code. Reference: Section 25141, Corporations Code.

HISTORY

1. Amendment filed 1-4-77; effective thirtieth day thereafter (Register 77, No. 2). For prior history, see Register 74, No. 9.
2. Amendment refiled 1-7-77; effective thirtieth day thereafter (Register 77, No. 2).
3. Amendment filed 6-12-80; effective thirtieth day thereafter (Register 80, No. 24).
4. Amendment of subsection (b)(16) and new subsection (b)(17) filed 12-22-87; operative 1-21-88 (Register 88, No.2).
5. Amendment of subsection (a) filed 5-20-97; operative 5-20-97 pursuant to Government Code section 11343.4(d) (Register 97, No. 21).

PROSPECTUS SUPPLEMENT NO. 1 DATED MARCH 1, 2002
TO PROSPECTUS DATED FEBRUARY 5, 2002

ASIA PACIFIC RESOURCES LTD.

Rights Offering

Asia Pacific Resources Ltd. (the "Company") is using this Prospectus Supplement in connection with its Rights Offering in the United States.

This Prospectus Supplement should be read together with the Company's Prospectus dated February 5, 2002 (the "Prospectus"), which is to be delivered with this Prospectus Supplement or which has been previously delivered.

All capitalized terms in this Prospectus Supplement shall have the same meaning as contained in the Prospectus.

Shareholders Resident in the United States

The following information regarding the transferability of the Rights and the exercise of the Warrants in the hands of United States Shareholders replaces the information relating to such transferability and Warrants exercise under the headings "DETAILS OF THE OFFERING - United States Shareholders " and "PLAN OF DISTRIBUTION - U.S. Shareholders" in the prospectus:

The Company has filed with the Securities and Exchange Commission in the United States a Registration Statement on Form F-7 under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") so that the Common Shares and Warrants may be distributed within the United States upon the exercise of the Rights. However, the Rights issued to persons within the United States may be transferred by such persons only in transactions outside the United States in accordance with Regulation S under the U.S. Securities Act. This will permit the resale of the Rights by such persons through the facilities of the TSE, provided that the offer is not made to a person in the United States, neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, and no directed selling efforts, as such term is defined in Regulation S, are conducted in the United States in connection with such resale. Certain additional conditions are applicable to "affiliates" of the Company, as such term is defined under the U.S. Securities Act.

The Warrants are fully transferable and freely tradable but not currently exercisable by persons resident in the United States and the Warrant Shares are not freely tradable in the United States pursuant to this Prospectus. The Company has undertaken to file a Registration Statement on Form F-3 to register the distribution of the Warrant Shares under the U.S. Securities Act. Once the Registration Statement relating to the Warrant Shares becomes effective with the U.S. Securities and Exchange Commission, the Warrants will be exercisable by persons resident in the United States and the Warrant Shares will be fully transferable and freely tradable by such persons.

MARCH 4, 2002 LETTER TO U.S. SHAREHOLDERS

TO: HOLDERS OF COMMON SHARES RESIDENT IN THE UNITED STATES

Asia Pacific Corporation Ltd. (the "**Corporation**") is issuing, to the holders of its outstanding common shares ("**Shares**"), rights ("**Rights**") to subscribe for Units of the Corporation. You will have either previously received the U.S. prospectus dated February 5, 2002 (the "**U.S. Prospectus**") with a letter from the Company ("**Shareholder Letter"**) or you will be receiving the U.S. Prospectus and Shareholder Letter with this mailing.

We enclose U.S. Prospectus Supplement No. 1 dated March 1, 2002 (the "**Supplement**") and a form of declaration (the "**Declaration**"). The purpose of the Supplement is to amend certain disclosure in the Prospectus regarding the Rights, Warrants and Warrant Shares.

1. U.S. Shareholders may exercise the Rights within the United States and receive the Common Shares and Warrants either (1) by remitting a duly completed Form 3 on the Rights Certificate, if the shares are held in your name, to Pacific Corporate Trust Company (the "**Subscription Agent**") at 625 Howe Street, 10th Floor, Vancouver, British Columbia V6C 3B8 Canada, or (2) by instructing your broker if held in unregistered form. If a U.S. Shareholder wishes to sell or otherwise transfer the Rights (which would typically be done on The Toronto Stock Exchange), the Shareholder must comply with certain conditions described in the Supplement including delivering the enclosed Declaration. The signed Declaration must be provided prior to the Rights Expiry Date to the Company's Subscription Agent with either the Form 3 on the Rights Certificate, if the shares are held in your name, or through your broker, if held in unregistered form.

2. The Warrants are fully transferable and freely tradeable but not currently exercisable by persons resident in the United States and the Warrant Shares are not freely tradable in the United States pursuant to this U.S. Prospectus. The Company is taking immediate steps to file a Registration Statement on Form F-3 to register the distribution of the Warrant Shares under the U.S. Securities Act to make the Warrants exercisable and the Warrant Shares fully transferable and freely tradeable by U.S. Shareholders.

Subscriptions for the exercise of the Warrants will not be accepted until the Form F-3 registration is effective. While the Company will use its best efforts to secure such registration, there is no assurance that such registration will become effective. The Company will issue a news release once matters have been resolved.

California Shareholders are required to comply with the transfer restrictions imposed by Rules 260.141.10 and 260.141.11 promulgated under the California Corporate Securities Laws. If you are a California resident and have not received a copy of these Rules, please request a copy from the Company.

If you have any questions, you may direct your enquiry to the Company, attention Peter G. Wong at (604)681-8003.

ASIA PACIFIC RESOURCES LTD.

Robert Connochie

Robert G. Connochie, President

Grb\020601\Rights Offering 01\0781

TO: HOLDERS OF COMMON SHARES RESIDENT IN THE UNITED STATES, EXCEPT CALIFORNIA RESIDENTS

Asia Pacific Corporation Ltd. (the "**Corporation**") is issuing, to the holders of its outstanding common shares ("**Shares**"), rights ("**Rights**") to subscribe for Units of the Corporation. We enclose a Form F-7 Registration Statement (the "**Form F-7**") under the United States Securities Act of 1933 which provides information about the Rights offering and which incorporates the Corporation's prospectus (the "**Prospectus**") dated February 5, 2002.

The procedure to exercise your rights is summarized below, however, the disclosure herein is subject to the disclosure in the Prospectus. For additional information, shareholders should refer to the Prospectus.

You will be entitled to purchase one Unit of Asia Pacific for each one Right held by you, at a price of $0.50 per Unit up to 4:00 p.m. (Vancouver, British Columbia, Canada time) on April 1, 2002 (the "Rights Expiry Time"). Each Unit will consist of two and one-half (2½) Shares and one Warrant. Each Warrant entitles you to receive a further two and one-half (2½) Shares by paying $1.00 per Warrant any time prior to 4:00 p.m. (Vancouver, British Columbia time) on April 1, 2003. You also have the right to subscribe for additional Units. Payment must be made in **Canadian funds** to the subscription agent, Pacific Corporate Trust, at its address at 625 Howe Street, 10th Floor, Vancouver, British Columbia Canada, V6C 3B8.

If you are a registered shareholder as of the record date of February 20, 2002, you will receive with this letter a certificate evidencing the number of Rights to which you are entitled. If you wish to exercise your Rights and if you wish to subscribe for additional Units (the "**Additional Subscription Privilege**"), you must follow the procedure set forth on the Rights certificate.

If your shares are registered in the name of a nominee, you will **not** receive a Rights certificate with this letter. You **must** contact your stockbroker, investment dealer, bank, trust company or other nominee in whose name the shares are registered for assistance in exercising your Rights or in subscribing for additional Units pursuant to the Additional Subscription Privilege.

The Rights are exempt from registration under the U.S. Securities Act and all state securities laws, except in California where the Rights will be registered. The Shares and Warrants underlying the Rights and the Warrant Shares issuable upon exercise of the Warrants will be registered under the U.S. Securities Act and will be exempt from registration, or registered as required, under all state securities laws. The Rights, Shares, Warrants and Warrant Shares will be fully transferable and freely tradeable under U.S. federal and state securities laws, except those issued to California residents. If you are a California resident, please contact the Company for information on the restrictions applicable to you.

If you have any questions, you may direct your enquiry to the Company, attention Peter G. Wong at (604)681-8003.

ASIA PACIFIC RESOURCES LTD.

Robert Connochie

Robert G. Connochie, President

DECLARATION FOR U. S. RESIDENTS
RE ASIA PACIFIC RESOURCE LTD. RIGHTS

IF YOU WISH TO SELL YOUR RIGHTS RATHER THAN EXERCISE THEM YOU MUST EXECUTE THE FOLLOWING DECLARATION (IF TRUE) AND IT MUST BE GIVEN TO YOUR SELLING BROKER TO CAUSE IT TO BE DELIVERED TO THE CANADIAN STOCK TRANSFER AGENT OF ASIA PACIFIC RESOURCES OTHERWISE THE RIGHTS MAY NOT BE SOLD.

DECLARATION OF SELLER CONCERNING RESTRICTED RIGHTS CERTIFICATE NO._____
representing the right to purchase ______________ shares of common stock of Asia Pacific Resources, Ltd.

The undersigned (a) acknowledges that the sale of the rights of Asia Pacific Resources, Ltd (the "Corporation") to which this declaration relates will be made in reliance on Rule 904 of Regulation S under the *United States Securities Act of 1933*, as amended (the "1933 Act") and (b) certifies that (1) the undersigned is not an affiliate of the Corporation as that term is defined in the 1933 Act, (2) the transaction will be executed in, on or through the facilities of The Toronto Stock Exchange, a designated offshore securities market (3) neither the seller, any affiliate nor any person acting on seller's behalf knows or knew of any pre-arrangement to sell securities to a person in the United States nor will any offer to buy be made to a person in the United States, (4) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any "directed selling efforts" in the United States in connection with the offer and sale of such securities (5) the seller has not and does not intend to replace the securities sold in reliance on Rule 904 of the 1933 Act with fungible unrestricted securities and (6) the sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, was or is part of a plan or scheme to evade the registration provisions of the 1933 Act.

Terms used herein have the meanings given to them by Regulation S.

Dated: ________________________

____
Seller's Signature

____
Print Name of Seller:

In this Prospectus, unless otherwise specified, all references to $ are to Canadian dollars and all references to "U.S. dollars" or "U.S.$" are to United States dollars. The financial statements of the Company are reported in Canadian dollars and have been prepared in accordance with generally accepted accounting principles in Canada.

ASIA PACIFIC RESOURCES LTD.

PLEASE READ THIS MATERIAL CAREFULLY AS YOU ARE REQUIRED TO MAKE A DECISION PRIOR TO 4:00 P.M. (VANCOUVER TIME) ON APRIL 1, 2002.

*This offering of securities is made in each of the Provinces of Canada, the United States of America and those other jurisdictions in which, in the opinion of Asia Pacific Resources Ltd., the offering may lawfully be made (the "**Qualifying Jurisdictions**"). The offering is not, and under no circumstances it to be construed as, an offering of any securities for sale in any jurisdiction other than the Qualifying Jurisdictions, or a solicitation therein of any offer to buy any securities of Asia Pacific Resources Ltd.*

Rights Offering **February 5, 2002**

This offering is made by a foreign issuer, that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with the disclosure requirements of its home country. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein, if any, have been prepared in accordance with foreign generally accepted accounting principles, and are subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in the home country of the Registrant. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the Registrant is incorporated or organized under the laws of a foreign country, that some or all of the underwriters or experts named in the registration statement may be residents of a foreign country, and that all or a substantial portion of the assets of the Registrant and said persons may be located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

FOR RESIDENTS OF THE STATE OF CALIFORNIA

The Rights, Shares, Warrants and Warrant Shares held by Shareholders residing in California will be subject to transfer restrictions imposed by Rules 260.141.10 and 260.141.11 promulgated under the California Corporate Securities Law of 1968, as amended. Each California Shareholder will receive a copy of these rules and each certificate representing securities transferred to a California resident will bear a restrictive legend in substantially the following form:

"It is unlawful to consummate a sale or transfer of this security, or any interest therein, or to receive any consideration therefor, without the prior written consent of the Commissioner of Corporations of the State of California, except as permitted in the Commissioner's rules."

ASIA PACIFIC RESOURCES LTD.

OFFER OF RIGHTS TO SUBSCRIBE FOR UP TO 10,000,000 UNITS. EACH UNIT CONSISTS OF TWO AND ONE-HALF COMMON SHARES AND ONE WARRANT, EACH WARRANT ENTITLING THE HOLDER TO PURCHASE A FURTHER TWO AND ONE-HALF COMMON SHARES, FOR AN AGGREGATE OFFERING OF UP TO 25,000,000 COMMON SHARES AND 10,000,000 WARRANTS TO PURCHASE UP TO A FURTHER 25,000,000 COMMON SHARES

RECORD DATE:	February 20, 2002 (the "**Record Date**").
TIME AND DATE OF EXPIRY:	4:00 p.m. (Vancouver time) (the "**Rights Expiry Time**") on April 1, 2002 (the "**Rights Expiry Date**").
SUBSCRIPTION PRICE:	$0.50 per Unit.
UNITS:	Each Unit is comprised of two and one-half (2 1/2) common shares (the "**Common Shares**") and one warrant (a "**Warrant**").
WARRANTS:	Each Warrant entitles the holder on payment of $1.00 per Warrant (the "**Warrant Exercise Price**") to receive two and one-half (2 1/2) Common Shares (the "**Warrant Shares**") prior to 4:00 p.m. (Vancouver time) on April 1, 2003 (the "**Warrant Expiry Date**").
BASIC SUBSCRIPTION PRIVILEGE:	Subject to the terms hereof, each holder of record of Common Shares at the close of business on the Record Date is entitled to receive a right (a "**Right**") for each Common Share held. One Right will entitle the holder to subscribe for one Unit at the Subscription Price.
ADDITIONAL SUBSCRIPTION PRIVILEGE:	Each holder of a Rights Certificate who exercises all of the Rights evidenced by such certificate may subscribe for additional Units, if any, available as a result of Units offered hereunder that have not been subscribed and paid for at the Expiry Date. See "How to Use the Rights Certificate - Additional Subscription Privilege".
MAXIMUM NUMBER OF UNITS AND COMMON SHARES ISSUABLE:	A maximum of 60,093,341 Units will be issued upon exercise of the Rights. Assuming the subsequent exercise of all Warrants, the maximum number of Common Shares issuable is 300,466,704 which is approximately 500% of the number of Common Shares currently outstanding (60,093,341).

PROCEEDS:

The maximum estimated proceeds of this offering, assuming full exercise of the Rights but without regard to the Warrants, will be approximately $30,000,000 before deducting expenses of the offering estimated at $250,000. The net proceeds of this offering will be used primarily to (in order of priority and subject to the funds received pursuant to this offering):

(i) repay amounts due under the Interim Financing (as hereinafter defined) of up to $1,000,000 principal plus interest of which $400,000 is advanced as of the Prospectus Date;

(ii) pay withholding taxes estimated at $2,900,000;

(iii) pay minimum remaining expenditures of $470,400 under exploration licences;

(iv) pay administrative costs of the Company's and its subsidiaries estimated at $3,000,000 for a 12 month period; and

(v) apply the balance towards the Company's medium term obligations to reach a mine construction decision in respect of the Somboon Project. See "Use of Proceeds".

TO THE HOLDERS OF COMMON SHARES

Asia Pacific Resources Ltd. (herein referred to as the "**Company**" or "**Asia Pacific**") is issuing (the "**Offering**") rights (the "**Rights**") to the holders of record of its outstanding common shares (the "**Common Shares**") at the close of business on February 20, 2002 (the "**Record Date**"). Each holder of a Common Share will be issued one Right for each Common Share held of record at the close of business on the Record Date. Each Right will entitle the holder to subscribe for one Unit at a price of $0.50 per Unit (the "**Basic Subscription Privilege**").

Only subscriptions for a whole number of Units will be accepted; fractional Units will not be issued. The Common Shares and Warrants comprising the Units will be separable immediately upon issue, such that certificates for such Units will not be issued.

Persons who are not shareholders of the Company who wish to acquire a Unit must purchase a Right on The Toronto Stock Exchange (the "TSE"). Holders of Rights who exercise their Rights in full are entitled to subscribe for additional Units ("**Additional Units**") pursuant to the Additional Subscription Privilege described in this Prospectus. In the event that there is an insufficient number of Units available to satisfy all requests made under the Additional Subscription Privilege, the additional Units will be allotted on a pro rata basis to each holder exercising the Additional Subscription Privilege. See "How to Use the Rights Certificate - Additional Subscription Privilege".

The Rights expire at 4:00 p.m. (Vancouver time) (the "**Rights Expiry Time**") on April 1, 2002 (the "**Rights Expiry Date**"). A transferable certificate (the "**Rights Certificate**") evidencing the total number of Rights to which a Common Shareholder is entitled has been sent with this Prospectus to each Common Shareholder of record as of the Record Date with an address of record in any of the Provinces of Canada, in the United States or in those other jurisdictions, which in the opinion of the Company, the Offering may lawfully be made (the "**Qualifying Jurisdictions**"). The Rights Exercise Price was determined by the management of Asia Pacific, having regard to the market price of the Shares on The Toronto Stock Exchange (the "**TSE**"). See "Plan of Distribution". To subscribe for Units, a completed Rights Certificate and payment in full of the Subscription Price must be received by Pacific Corporate Trust Company (the "**Subscription Agent**") prior to the Rights Expiry Time. Rights not exercised prior to the Rights Expiry Time will be void and of no value.

Rights Certificates will not be sent to Common Shareholders who are residents of any jurisdiction other than any of the Qualifying Jurisdictions. Rights which these Common Shareholders would otherwise be entitled to receive will be held by the Subscription Agent who will, prior to the Expiry Time, attempt to sell such Rights on the open market, on a best efforts basis, and the net proceeds thereof, if any, will be forwarded to such Common Shareholders. See "Plan of Distribution - Certain Shareholders Resident Outside the Qualifying Jurisdictions".

Each Warrant entitles the holder on payment of the Warrant Exercise Price of $1.00 per Warrant to receive two and one-half (2 1/2) Warrant Shares, subject to adjustment pursuant to the terms of a warrant indenture between the Company and Pacific Corporate Trust Company (the "**Warrant Indenture**") at any time prior to 4:00 p.m. (Vancouver time) on April 1, 2003 (the "**Warrant Expiry Time**"). Warrants that are not exercised prior to the Warrant Expiry Time will be void and without value. Certificates representing the Warrants will be issued to the holders following the exercise of the corresponding number of Rights.

Shareholders will experience dilution upon the Debenture Conversion by the Debenture Holders. See "Convertible Debentures". If a shareholder does not exercise Rights, the value of the Common Shares already held by such Shareholder will be diluted as a result of the exercise of Rights by other shareholders. See "Dilution". The Company has allocated $0.199 in respect of the Shares and $0.001 in respect of the Warrants comprising the Units. See "Canadian Federal Income Tax Considerations".

Asia Pacific's Shares are listed on the TSE under the trading symbol "APQ". The Rights will be posted for trading on the TSE until 12:00 p.m. (Toronto time) on April 1, 2002. The Common Shares issuable as part of the Units, and issuable upon exercise of the Warrants have also been approved for listing on the TSE. The Warrants comprising part of the Units will not be listed or posted for trading on the TSE and there is no organized market in which the Warrants may be sold. The closing price of the Common Shares on the TSE on February 4, 2002 was $0.210.

The Company has obtained a commitment from its principal shareholder, Crew Development Corporation ("**Crew**"), to exercise the Rights it will receive pursuant to this Offering in the amount of approximately $4.00 million (the "**Crew Exercise Commitment**") and to subscribe for further Units in the approximate amount of $1.0 million offered hereunder and not otherwise subscribed for by other shareholders pursuant to the Additional Subscription Privilege (the "**Crew Additional Subscription**") (together the Crew Exercise Commitment and the Crew Additional Subscription are referred to as the "**Crew Commitments**"), for an aggregate of up to $5.0 million. The Company has also received a commitment from Olympus Capital Holdings

Asia I, L.P. ("**Olympus**") to subscribe (conditional upon performance of the Crew Commitments) for up to $5.0 million of the Units offered hereunder and not otherwise subscribed for by other shareholders pursuant to the Additional Subscription Privilege (the "**Olympus Stand-by Commitment**"). Together the Crew Commitments and the Olympus Stand-by Commitment are referred to as the "**Offering Commitments**".

The Crew Exercise Commitment and the Olympus Stand-by Commitment will be reduced if subscriptions for the Offering exceeding $20,000,000 (excluding the Offering Commitments) are received. Crew and Olympus may satisfy their respective obligations to pay for Units acquired pursuant to the Offering Commitments by (1) setting off, on a pro rata basis against the subscription price of such Units, the Company's obligation to repay any interim financing ("**Interim Financing**") of up to $1.0 million which may be provided by Crew and Olympus and (2) paying the balance of the subscription price in cash. See "Interim Financing" and "Use of Proceeds".

This Offering is not underwritten nor is an agent representing the Company in making this Offering. The Company reserves the right to close the subscription books at any time without notice.

Investment in the securities qualified for distribution by this Prospectus is speculative and subject to significant risks. An investment in natural resource issuers involves a significant degree of risk. In addition, the Company has no history of revenues, positive cash flow or positive income. The degree of risk associated with an investment in the Company is increased as the Company's property requires significant financing to proceed to the full field development stage. Refer to "Risk Factors".

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This offering of securities is made in the Provinces of Canada and the United States. These securities are exempt from registration under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and all state securities laws, except in California where the Rights will be registered.

February 5, 2002

Rights Offering Prospectus

ASIA PACIFIC RESOURCES LTD.

Rights to Subscribe for up to 60,093,341 Units, at a price of $0.50 per Unit, each Unit to consist of two and one-half (2½) Common Shares and one Warrant.

This Prospectus qualifies the issuance (the "**Offering**") of transferable rights (the "**Rights**") which are to be distributed by Asia Pacific Resources Ltd. ("**Asia Pacific**" or the "**Company**") to its holders ("**Shareholders**") of common shares (the "**Common Shares**") in the manner set forth below. The Rights may be exercised by their holders for units (the "**Units**") of the Company, with each such Unit to consist of two and one-half (2½) common shares (the "**Shares**") and one warrant (the "**Warrants**"). Each Warrant entitles the holder, on payment of the exercise price of $1.00 per Warrant (the "**Warrant Exercise Price**"), to receive two and one-half (2½) Shares. This Prospectus also qualifies for distribution the Shares and Warrants comprising the Units to be issued upon exercise of the Rights and the Shares to be issued upon exercise of the Warrants (the "**Warrant Shares**"). The Shares and Warrants are immediately separable into the Shares and the Warrants as of the time of their issuance.

Subscription Price: $0.50 per Unit
(on Exercise of One Right)

	Subscription Price	Proceeds to the Company (1)(2)
Per Unit	$0.50	$0.50
(up to) Total(2)	$30,046,670	$30,046,670

(1) Before deducting expenses of this Offering estimated at $250,000 which will be paid out of the proceeds of this Offering or the general funds of the Company.

(2) Assuming no exercisable options to Directors and employees are exercised on or prior to the Rights Record Date and assuming all Rights are exercised and assuming no warrants are exercised.

Asia Pacific is issuing the Rights to each Shareholder of record on February 20, 2002 (the "**Record Date**"), who is resident in one of the provinces of Canada, the United States and those other jurisdictions in which, in the opinion of the Company, the Offering may lawfully be made (the "**Qualifying Jurisdictions**"). Each such Shareholder will receive one Right for each Share held on the Record Date. Each Right will entitle the holder thereof to purchase one Unit of Asia Pacific for each one Right held, at a price of $0.50 per Unit (the "**Rights Exercise Price**"), on or before April 1, 2002 (the "**Rights Expiry Date**").

The Rights will expire at 4.00 p.m. (Vancouver time) on April 1, 2002 (the "Rights Expiry Time"), at which time unexercised Rights will be void and without value. A fully transferable and divisible Rights certificate (a "**Rights Certificate**") evidencing the total number of Rights to which a holder is entitled will be mailed to each registered holder of record in a Qualifying Jurisdiction as at the close of business on the Record Date, together with a copy of this Prospectus. The Rights Exercise Price was determined by the management of Asia Pacific, having regard to the market price of the Shares on The Toronto Stock Exchange ("**TSE**"). See "Plan of Distribution".

The Rights offered hereby are exempt from registration under the U.S. Securities Act and all state securities laws, except in California where the Rights will be registered. The Shares and Warrants underlying the Rights and the Warrant Shares issuable upon exercise of the Warrants will be registered under the U.S. Securities Act and will be exempt from registration, or registered as required, under all state securities laws. The Rights, Shares, Warrants and Warrant Shares will be fully transferable and freely tradeable under U.S. federal and state securities laws except in California where certain transfer restrictions will apply. Right Certificates will be forwarded to, and subscriptions accepted from, residents with a registered address in the United States of America, its territories and possessions. See "Plan of Distribution – U.S. Shareholders".

In the case of Shareholders with a registered address outside the Qualifying Jurisdictions (the "**Non-Qualifying Shareholders**"), reference is made to instructions under "Plan of Distribution – Certain Shareholders Resident Outside the **Qualifying Jurisdictions**". Rights Certificates of the Non-Qualifying Shareholders will be delivered to, held and dealt with by the Subscription Agent for and on behalf of the Non-Qualifying Shareholders. See "Plan of Distribution – Certain Shareholders Resident Outside the Qualifying Jurisdictions".

Each Warrant entitles the holder, on payment of the Warrant Exercise Price, to receive two and one-half (2½) Warrant Shares, subject to adjustment pursuant to the terms of a warrant indenture between the Company and Pacific Corporate Trust Company (the "**Warrant Indenture**") at any time prior to 4:00 p.m. (Vancouver time) (the "**Warrant Expiry Time**") on April 1, 2003 (the "**Warrant Expiry Date**"). **Warrants that are not exercised prior to the Warrant Expiry Time will be void and without value.** Certificates representing the Warrants will be issued to the holders following the exercise of the corresponding number of Rights.

This Offering is not underwritten nor is an agent representing the Company in making this Offering. The Company reserves the right to close the subscription books at any time without notice.

ADDITIONAL SUBSCRIPTION

Each holder of the Rights who has fully exercised all of the Rights evidenced by the holder's Rights certificate (by subscribing for all of the Units pursuant to such Right certificate) may subscribe for additional Units at the Subscription Price (the "**Additional Subscription Privilege**"), if there are any available Units, as of the Rights Expiry Date, which have not been otherwise subscribed and paid for. In the event that there is an insufficient number of Units available to satisfy all requests made under the Additional Subscription Privilege, the additional Units will be allotted on a pro rata basis to each holder exercising the Additional Subscription Privilege. This Prospectus also qualifies for distribution the Rights, Units and Warrants which may be issued under the Additional Subscription Privilege. See "How to Use the Rights Certificate – Additional Subscription Privilege".

LISTING

Asia Pacific's Shares are listed on the TSE under the trading symbol "APQ". The Rights are listed on the TSE and will be posted for trading until 12:00 p.m. (Toronto time) on April 1, 2002. The TSE has approved the listing of the Common Shares issuable upon exercise of the Rights and the Common Shares issuable upon the exercise of the Warrants. The Warrants comprising part of the Units will not be listed or posted for trading on the TSE. There is no organized market in which the Warrants may be sold. The closing price of the Common Shares on the TSE on February 4, 2002 was $0.210.

OFFERING COMMITMENTS

The Company has obtained a commitment from its principal shareholder, Crew Development Corporation ("**Crew**"), to exercise the Rights it will receive pursuant to the Offering in the amount of approximately $4,000,000 (the "**Crew Exercise Commitment**") and to subscribe for further Units in the approximate amount of $1,000,000 offered hereunder and not otherwise subscribed for by othershareholders pursuant to the Additional Subscription Privilege (the "**Crew Additional Subscription**") (together the Crew Exercise Commitment and the Crew Additional Subscription are referred to as the "**Crew Commitments**"), for an aggregate of up to $5.0 million. The Company has also received a commitment from Olympus Capital Holdings Asia I, L.P. ("**Olympus**") to subscribe (conditional upon performance of the Crew Commitments) for up to $5.0 million of the Units offered hereunder and not otherwise subscribed for by other shareholders pursuant to the Additional Subscription Privilege (the "**Olympus Stand-by Commitment**"). Together the Crew Commitments and the Olympus Stand-by Commitment are referred to as the "**Offering Commitments**".

The Crew Additional Subscription and Olympus Stand-by Commitment will be reduced, if the Offering is subscribed in excess of $20,000,000. See "Plan of Distribution - Offering Commitments". Crew and Olympus may satisfy their respective obligations to pay for Units acquired pursuant to the Offering Commitments by (1) setting off against the subscription price of such Units, the Company's obligation to repay any interim financing ("**Interim Financing**") of up to $1.0 million which may be provided by Crew and Olympus, and (2) paying the balance of the subscription price in cash. See "Interim Financing" and "Use of Proceeds".

RISKS

Investment in the securities qualified for distribution by this Prospectus is speculative and subject to significant risks. An investment in natural resource issuers involves a significant degree of risk. In addition, the Company has no history of revenues, positive cash flow or positive income. The degree of risk associated with an investment in the Company is increased as the Company's Property requires significant financing to proceed to the full field development stage. Refer to "Risk Factors".

CURRENCY

In this Prospectus, unless otherwise specified, all references to "$" are to Canadian dollars and all references to "U.S. dollars" or "U.S.$" are to United States dollars. The financial statements of the Company are reported in Canadian dollars and have been prepared in accordance with generally accepted accounting principles in Canada.

LEGAL MATTERS

Certain legal matters relating to the distribution of Rights under this Offering and the Units issuable on exercise thereof will be passed upon on behalf of the Company by DuMoulin Black, Vancouver, British Columbia.

TABLE OF CONTENTS

SUMMARY OF OFFERING

The following is a summary of the principal features of this distribution and should be read together with the more detailed information and financial data and statements contained elsewhere in this Prospectus.

ASIA PACIFIC RESOURCES LTD.

Asia Pacific, directly and indirectly, holds a 90% net interest and is responsible for 100% of the costs, in a Concession granted by the Government of Thailand to explore for, develop, produce and market potash minerals for commercial sale within an area adjoining the Town of Udon Thani in north eastern Thailand (the "**Udon Thani Concession**" which includes two deposits or projects, the "**Somboon Deposit**" or "**Somboon Project**" and the "**Udon Deposit**").

DETAILS OF THE OFFERING

The Offering:	Rights to subscribe for Units of Asia Pacific.
Entitlement to Rights:	Holders of record at the close of business on the Record Date of Common Shares will receive one Right for each Share held to subscribe for Units. See "Plan of Distribution – Rights and Units".
Basis:	One Right and $0.50 will entitle the holder to purchase one Unit. Each Unit consists of two and one-half (2½) Shares and one Warrant. Each Warrant entitles the holder, on payment of the Warrant Exercise Price of $1.00 per Warrant, to receive two and one half (2½) Shares, at any time up to 4:00 p.m. (Vancouver time) on the Warrant Expiry Date. See "Plan of Distribution – Rights and Units".
Use of Proceeds:	To repay the Interim Financing, to pay applicable withholding taxes, to provide a portion of the costs required in order to reach a mine construction decision with respect to the Somboon Project and for general working capital. See "Use of Proceeds".
Rights Expiry Date:	The Rights will expire at 4:00 p.m. (Vancouver time) on the Rights Expiry Date. Rights not exercised prior to the Rights Expiry Time will be void and have no value. See "Plan of Distribution – Expiry Time".
Additional Subscription Privilege:	Each holder of Rights who has fully exercised all of the Rights evidenced by the holder's Right Certificate (by subscribing for all of the Units pursuant to such Right Certificate) may subscribe for additional Units at the Subscription Price pursuant to the Additional Subscription Privilege, if there are any available Units, as of the Rights Expiry Date, which have not been otherwise subscribed and paid for. In the event that there is an insufficient number of Units available to satisfy all requests made under the Additional Subscription Privilege, the additional Units will be allotted on a pro rata basis to each holder exercising the Additional Subscription Privilege. See "Plan of Distribution – Additional Subscription Privilege". The Company has obtained the Crew Commitments to acquire an aggregate of up to $5.0 million pursuant to the exercise of Crew's Rights and pursuant to the Additional Subscription Privilege. The Company has also received the Stand-by Commitment from Olympus to subscribe for up to $5.0 million of the Units offered hereunder and not otherwise subscribed for by other

shareholders pursuant to the Additional Subscription Privilege.

The Crew Additional Subscription and Olympus Stand-by Commitment will be reduced, if the Offering is subscribed in excess of $20,000,000. See "Plan of Distribution – Offering Commitments".

Crew and Olympus may satisfy their respective obligations to pay for Units acquired pursuant to the Offering Commitments by (1) setting off against the Subscription Price of such Units, the Company's obligation to repay any Interim Financing of up to $1.0 million which may be provided by Crew and Olympus and (2) paying the balance of the Subscription Price in cash. See "Interim Financing" and "Use of Proceeds".

Subscription Agent Pacific Corporate Trust Company has been appointed the Subscription Agent and Warrant Trustee with respect to this Offering. See "Plan of Distribution – Subscription Agent and Subscription Office".

Income Tax Considerations: Shareholders should review the section entitled "Canadian Federal Income Tax Considerations" and consult their own tax advisers.

United States Shareholders: The Rights offered hereby are exempt from registration under the U.S. Securities Act and all state securities laws, except in California where the Rights will be registered. The Shares and Warrants underlying the Rights and the Warrant Shares issuable upon exercise of the Warrants will be registered under the U.S. Securities Act and will be exempt from registration, or registered as required, under all state securities laws. The Rights, Shares, Warrants and Warrant Shares will be fully transferable and freely tradeable under U.S. federal and state securities laws. Right Certificates will be forwarded to, and subscriptions accepted from, residents with a registered address in the United States of America, its territories and possessions.

Non-Qualifying Shareholders Holders of Common Shares whose recorded addresses are not in a Qualifying Jurisdiction will not be forwarded Rights Certificates. Their Rights Certificates will be held by the Subscription Agent who will attempt to sell the Rights in the open market. See "Plan of Distribution – Certain Shareholders Resident outside the Qualifying Jurisdictions".

Risk Factors: An investment in the securities qualified for distribution by this Prospectus is speculative and subject to certain risks. In addition to the factors disclosed elsewhere in this Prospectus, investors should consider the following risk factors in assessing the investment merits of such securities:

i. The Company will require substantial financing, in addition to any amount raised on the Rights Offering, to bring the Somboon Project to a mine construction decision and to develop the Somboon Project. The Company intends to raise the additional funds by a combination of debt and equity financing and by finding other Project participants. The development of the Company's potash project involves significant risks, and there is no certainty that the monies required to reach a mine construction decision or to place the Somboon Deposit into commercial production can be secured or, if they can be secured, will not result in a substantial dilution of the Company's interest in the potash project. The Udon Deposit requires further analysis before a decision as to its merits can be made. In the event a decision was made to explore or develop the Udon Deposit, substantial funding would be required in addition to the funding discussed in this Prospectus regarding the Somboon Project.

ii. The Company's continuing ability to meet its obligations as they come due, to hold its property and to undertake development of its property is dependent upon raising sufficient funds in the Rights Offering, completing the undernoted Debenture Conversion and raising additional funds or securing other Project participation as required.

iii. The holders of the Company's 10% secured convertible debentures (the "**Convertible Debentures**") have agreed to convert the Convertible Debentures (the "**Debenture Conversion**"). See "Convertible Debentures". If the Debenture Conversion takes place, it will result in a substantial dilution of shareholders' equity in the Company. The conversion of the Convertible Debentures is subject to certain conditions including the requirement for Crew to complete its $5,000,000 Crew Commitments. In the event that these conditions are not fulfilled, and unless these conditions are waived by Olympus, the Company will be in default of the Convertible Debentures after April 1, 2002, insolvent and unable to fund its continued development of the Somboon Project. The Company will likely have to cease operations and file for bankruptcy.

iv. The Company received Special Prospecting Licences ("**SPLs**") from the Department of Mineral Resources of Thailand in June 2001. The SPLs will allow the Company to continue holding the necessary rights to the deposits and to proceed to the next stage of securing the mining licences. The SPLs require the Company to expend U.S.$240,000 for each of the next two years, of which U.S.$186,000 has been spent. The Company's ability to comply with the funding requirements of these SPLS is dependent upon the Company having sufficient funds.

v. The estimated costs and prices respecting the Somboon Project contained in this Prospectus are based upon 1998 currency exchange rates, costs and prices. While management is not aware at the present time of any facts which would make the estimates contained herein materially adverse to the Company, future conditions could be substantially different. If future currency exchange rates, costs and prices differ significantly from those used to calculate the figures shown in this Prospectus, they could have a materially adverse impact on the feasibility of the Somboon Project and the financial condition of the Company.

vi. The Company has no earnings record and is unlikely to receive revenues from its operations for the foreseeable future.

vii. In order to place the potash property in commercial production, the Company must obtain from the Government of Thailand Prathanabats (mining licenses), and there can be no guarantee that such a license will be obtained.

viii. The profitability of the potash project, if it is placed into commercial production, will be significantly affected by changes in the market price of potash, and other factors beyond the control of the Company.

ix. There are also risks related to the fact that the Company's activities and sole property are carried out and situated in Thailand. See "Risk Factors".

Summary Financial Information

The following table sets out selected financial information relating to Asia Pacific for the periods indicated and should be considered in conjunction with the more complete information contained in the financial statements of Asia Pacific and related notes included in this Prospectus.

The following table provides comparative data for the three most recently completed financial years and the six month periods ended August 31, 2001 and August 31, 2000.

	Six month period ended August 31, 2001 (unaudited)	**Six month period ended August 31, 2000 (unaudited)**	**Fiscal Year Ended 2001[(1)] (audited)**	**Fiscal Year Ended 2000 [(1)] (audited)**	**Fiscal Year Ended 1999 [(1)] (audited)**
Interest and other Income	$28,210	$100,819	$172,825	$197,465	$522,263
Net Loss	$ (8,131,661)	$($6,303,008)	$ (16,432,453)	($11,749,422)	($9,993,352)
Net Loss Per Share	($0.14)	$(0.12)	($0.30)	($0.22)	($0.20)
Total Assets	$96,136,739	$96,131,200	$95,752,537	$98,714,506	$97,620,184
Net Assets	$17,511,945	$32,715,592	$22,586,147	$39,018,600	$44,744,819
Total Current Liabilities	$62,276,335	$126,457	$56,817,931	$8,404,332	$559,894
Total Long Term Liabilities	$16,348.459	$63,289,151	$16,348,459	$51,291,574	$52,315,471
Total liabilities	$78,624,794	$63,415,608	$73,166,390	$59,695,906	$52,875,365
Share Capital	$75,236,994	$72,179,535	$72,179,535	$72,179,535	$66,156,332
Deficit	$62,710,488	$44,449,382	$54,578,827	$38,146,374	$26,396,852
Shares Outstanding	60,093,341	54,467,705	54,467,705	54,467,705	52,004,705

(1) Years ended February 28 or 29. See "Selected Consolidated Financial Information and Management's Discussion and Analysis" and the Financial Statements of Asia Pacific included in this Prospectus.

CURRENCY

In this Prospectus, unless otherwise specified, all references to "$" are to Canadian dollars, all references to "U.S.$" are to United States dollars and all references to "Baht" are to Thailand Baht. On February 5, 2002 (the date of this Prospectus), the noon rates of exchange as reported by the Bank of Canada were Cdn$1.5978 for each U.S.$1.00 and Cdn$0.03617 for each Baht.

CONVERSION TABLE

Conversion into imperial equivalents is as follows:

To Convert	To Imperial Measurement Units	Multiply By
Hectares	Acres	2.471
Metres	Feet	3.281
Kilometres	Miles	0.621
Tonnes	Short tons	1.102
Tonnes KCl	Tonnes K_2O	0.631

FORWARD-LOOKING INFORMATION

Some of the statements contained in this Prospectus are forward-looking statements. They include statements about the Company's expectations, beliefs, plans, objectives and assumptions about future events or performance. These statements are often, but not always, made through the use of words or phrases such as "will likely result", "are expected to", "will continue", "anticipate", "believes", "estimate", "intend", "plan", "project", "would" and "outlook". These forward-looking statements are not historical facts, and are subject to a number of risks and uncertainties beyond the Company's control. Accordingly, the Company's actual results could differ materially from those suggested by these forward-looking statements for various reasons discussed throughout this Prospectus, and particularly in the section entitled "***Risk Factors***". Some of the key factors that have, or may have, a direct bearing on the Company's results of operations are:

(a) the amount raised on the Rights Offering, the conversion of the Convertible Debentures and whether the Company is able to raise additional funds or secure other project participation as required;

(b) the business of exploration, development and production of potash and the marketing of potash;

(c) variations in potash prices;

(d) the concentration of the Company's operations, assets and revenues in Thailand;

(e) changes in political, social, business and economic conditions in Thailand;

(f) the Company's ability to manage its growth;

(g) business abilities and judgment of the Company's personnel and of its business partners;

(h) changes in business strategy or development plans;

(i) changes in, or failure to comply with, government regulations, their interpretation or enforcement;

(j) costs arising from environmental liabilities;

(k) costs and other effects of legal and administrative proceedings; and

(l) changes in general economic and business conditions.

The factors described above and the risk factors referred to in "***Risk Factors***" could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements. Therefore, investors in Units should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this Prospectus or to reflect the occurrence of unanticipated events, except as required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of such factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

TECHNICAL GLOSSARY

Carnallite	a hydrated mineral chloride of potassium and magnesium, $KMgCl_3.6H_2O$.
Carnallitite	naturally occurring mixture of carnallite and halite.
FOB	free on board.
GPS	Global Positioning System.
Halite	the mineral form of sodium chloride (rock salt).
K_2O	potassium oxide.
KCl	potassium chloride.
kg	kilogram.
km	kilometre.
km^2	square kilometres.
LOM	life of mine.
m	metre.
Mg	magnesium.
$MgCl_2$	magnesium chloride.
MSL	mean sea level.
Mt	million tonne.
Mt/a	million tonne per annum.
NaCl	sodium chloride.
Potash	various potassium salts, primarily potassium chloride, also known as muriate of potash (MOP).
Prathanabat	means a license issued by Thai authorities for mining within the area specified therein.
Special Atchayabat or "SPL"	means a permit issued by Thai authorities for exclusive prospecting in a special case within the area specified.
Sylvite	the mineral form of potassium chloride.
Sylvinite	naturally occurring mixture of sylvite and halite (sodium chloride) : the major ore from which potash is extracted.
t	tonne.
t/d	tonnes per day.
t/h	tonnes per hour.
t/a	tonnes per annum.

The Canadian Institute of Mining and Metallurgy (CIM) Ad Hoc Committee definitions (August 20, 2000) of the resource categories are as follows:

> A "**Mineral Resource**" is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.
>
> An "**Indicated Mineral Resource**" is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
>
> An "**Inferred Mineral Resource**" is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
>
> A "**Measured Mineral Resource**" is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

NAME AND INCORPORATION

The Company was incorporated by Memorandum and Articles under the *Company Act* of the Province of British Columbia on January 29, 1986 under the name "303752 B.C. Ltd.", with an authorized capital of 10,000,000 common shares without par value. Pursuant to a series of Special Resolutions passed by the Company's shareholders, the Company changed its name to "Crew Minerals Inc." by Certificate of the Registrar of Companies dated April 15, 1986, to "Asia-Pacific Resources Ltd." by Certificate of the Registrar of Companies dated April 20, 1988, and to "Asia Pacific Resources Ltd." by Certificate of the Registrar of Companies dated August 30, 1995. By Special Resolutions passed by the Company's shareholders on January 29, 1988, the authorized capital of the Company was increased to 50,000,000 common shares without par value, by Special Resolution passed by the Company's shareholders on April 12, 1995, the authorized capital of the Company was increased to 200,000,000 common shares without par value, and by Special Resolution passed by the Company's shareholders on August 26, 1996, the authorized capital of the Company's was increased to 2,000,000,000 common shares without par value.

Asia Pacific's head office is situated at 615 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6 and its registered office is situated at 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6E 2T5.

INTER-CORPORATE RELATIONSHIPS

Metro Resources Company Limited

Metro Resources Company Limited ("**Metro**") was incorporated under the laws of the Yukon Territories, Canada on August 23, 1996 and continued into the Province of British Columbia on January 14, 1999. Metro is a wholly owned subsidiary of the Company and owns directly 27.54% of Asia Pacific Potash Corporation Limited ("**APPC**").

Wildemere Limited

Wildemere Limited ("**Wildemere**") was incorporated under the laws of Thailand to hold 15% of APPC and meet Thai ownership rules. The Company holds 100 % of the voting shares of Wildemere, representing 49.25% of Wildemere's share capital and local Thai directors hold non-participating preferred shares, representing 50.75% of the share capital.

Asia Pacific Potash Corporation Limited

APPC is a company incorporated under the laws of Thailand and was granted the right to explore and develop the Udon Thani Concession. The Company holds directly a 47.5% interest in APPC and indirectly through its wholly owned subsidiaries, Metro and Wildemere, an additional 27.5% and 15% interest respectively in APPC. APPC also controls several private Thailand based holding companies which own approximately 2.0 square kilometres of land to be used for the surface facilities for the proposed Somboon mine.

ORGANIZATIONAL CHART


ASIA PACIFIC
RESOURCES LTD
(British Columbia Corporation)
100%
100%
WILDEMERE
LIMITED
(Thailand Corporation)
47.5%
METRO RESOURCES
COMPANY LIMITED
(Yukon Corporation)
15%
27.5%
ASIA PACIFIC
POTASH CORPORATION ("APPC")(1)
(Thailand Corporation)

(1) APPC is owned as to 10% by the Government of Thailand.

GENERAL DEVELOPMENT OF THE BUSINESS

History

Asia Pacific holds, through its subsidiaries, a 90% net interest and is responsible for 100% of the costs to develop and construct certain potash projects situate near Udon Thani, Thailand with a 10% carried interest being held by the Government of Thailand.

In October 1984, pursuant to a Concession Agreement, APPC was granted the right to explore for, develop, and produce and market potash minerals for commercial sale within the area of a concession situated in northeastern Thailand and comprising 2,330 square kilometres ("**km^2**") (the "**Udon Thani Concession**"). In 1992, in consideration of $69,510 and a 1½% royalty calculated on 75% of the revenue received from the sale of potash upon production, the Company acquired the right to earn a 75% interest in APPC, with a 10% interest being held by the Government of Thailand and a 15% interest being held by Thai Central Chemical Company ("**Thai Chemical**"), subject to Thai Chemical having the right to elect to increase its interest to 27½% by paying its proportionate share of the exploration and develop costs incurred. In 1995, Thai Chemical exercised its option and, in 1996, sold its 27½% interest in APPC to Metro.

On June 15, 1998, the Company purchased 45,492,500 shares of Metro representing an 88.6% controlling interest, for cash consideration of $4,700,000 and a Promissory Note in the amount of $40,792,500. Metro holds a 27.5% interest in APPC.

The Promissory Note was due August 14, 1998, with zero interest to that date, and 15% thereafter. Metro was a public company whose shares were listed for trading on the Vancouver Stock Exchange. The shares were subsequently de-listed in January 1999.

In August 1998, the Company completed a $48,000,000 financing, of which $40,792,500 was used to pay out the Promissory Note. Subsequently, in January 1999, the Company issued 615,428 common shares and acquired all of the remaining outstanding Metro shares not previously owned by the Company through a Plan of Arrangement. As a result, Metro became a wholly-owned subsidiary of the Company.

Project Location Map


Strategic Location of
Udon Thani Project
China
Hong Kong
Myanmar
Laos
South China Sea
Udon Thani
THAILAND
Bangkok
Cambodia
Vietnam
Laem
Chabang
Gulf of
Thailand
Malaysia
Malaysia
Indonesia
Indian Ocean

The Company's interest, in the Udon Thani Concession property is as follows:

The Company – Direct and through Wildemere	62½%	(a 69.4% working interest)
The Company through Metro	27½%	(a 30.6% working interest)
Government of Thailand	10%	Carried interest

Significant Acquisitions and Dispositions

There have been no significant acquisitions and or dispositions during the Company's most recently completed financial year.

Trends

Management is not aware of any trend, commitment, event or uncertainty that is both presently known to management and reasonably expected to have a material effect on the issuer's business, financial condition or results of operations as at the date of the Prospectus, except as otherwise disclosed herein or except in the ordinary course of business.

PROPERTY

Introduction

The Company commenced exploration within the Concession Area in 1993. As field results were collected, various consultants were commissioned to carry out pre-feasibility studies and ultimately "bankable" feasibility studies.

The Company has identified two potash deposits within the Udon Thani Concession, being the Somboon Deposit and a second, larger potash deposit, the Udon Deposit, located within 10 kilometres to the north of the Somboon Deposit.

During 1998, a full feasibility study (the "**Feasibility Study**") was prepared for the Somboon Deposit, by the following consultants:

Kilborn Western Inc. ("**KWI**")

Responsible for the Geology and Mining including resource estimates (KWI Volume 1), Mine Surface Facilities (KWI Volume 2), Mine Site Facilities, Project Execution and Costs (KWI Volume 3).

Sandwell Engineering Inc. ("**Sandwell**")

Responsible for Transport System Report (Sandwell August 1998) and the subsequent Enhanced Executive Summary dated 20 December 2001.

TEAM Engineering Consultants ("**TEAM**") and BTG-Golder Ltd. ("**BTG Golder**")were responsible for preparing an Environmental Impact Assessment ("**EIA**") for submission to the Government of Thailand.

Subsequent to the Feasibility Study, in addition to the enhanced executive summary prepared by Sandwell, the Company commissioned the following studies:

International Environmental Management Co., Ltd. ("**IEM**")

IEM staff were responsible for the overall management and preparation of the EIA by TEAM and BTG Golder. IEM carried out additional analysis to enhance the EIA to meet World Bank guidelines, and to prepare an Executive Summary of this EIA for submission with this prospectus.

Micon International Inc. ("**Micon**")

Preparation of an Economic Evaluation of the Somboon Project based on the 1998 KWI and Sandwell reports, including the two potential changes to the KWI Feasibility Study, namely

- adoption of the brine disposal contingency plan described and costed in the KWI report; and
- advancing the start of underground backfilling by three years, increasing the operating costs, but reducing the size and cost of the waste salt tailings and brine pond areas.

H.A. Simons Ltd. ("**Simons**")

Simons was commissioned to prepare a geological model for the Udon Deposit.

Description and Location

The Somboon Deposit and the larger, lower grade Udon Deposit, are located approximately 500 km north of Bangkok, approximately 15 km from the modern city of Udon Thani (population 350,000) in northeast Thailand. The most thoroughly explored area of the property is the Somboon Deposit. The Somboon Deposit covers an area of approximately 32 $km^2$and the Udon Deposit covers an area of approximately 60 km^2.

The effective date of the Concession Agreement is June 4, 1993. The Concession Agreement provides that all exploration areas under Special Atchaybats, (special prospecting licences) expire June 4, 2003, unless a positive commercial production decision has been made and applications for Prathanabats (mining licences) have been made.

At present the Company holds a 192 km^2 area under Special Atchayabats within the original Concession Area. Under the terms of the Special Atchaybats, the Company is required to continue exploration and development activities within this area with a minimum exploration and development expenditure of US$480,000 from June 4, 2001 until June 4, 2003. The Company has expended approximately US$186,000 to date.

Deposit Location Map


1940000 N
1930000 N
1920000 N
1910000 N
1900000 N
1890000 N
250000 E
260000 E
270000 E
280000 E
290000 E
UDON THANI
UDON FIELD
Highway No.22
SOMBOON FIELD
Highway No.2
LEGEND
Special Prospecting License Boundary
Major Road
Railway
Udon Thani City
ASIA PACIFIC POTASH CORP., LTD.
UDON THANI POTASH CONCESSION
Special Prospecting License Boundary
COMPILED: KSC
DATE: Jan25,2002
DRAWN: CHB
SCALE: 1:400,000

1. The Upper shaded area is the town of Udon Thani.
2. The middle shaded are is the Udon Deposit.
3. The lower shaded area is the Somboon Deposit.

The Prathanabats would grant to APPC the exclusive right to mine, process, dress, extract, remove, bag and store all potash on, within or beneath the mining area, and the right to build, maintain and operate a

mine and related facilities. In support of the application for Prathanabats, the feasibility study and the Somboon Project Environmental Impact Assessment must be filed. The terms of the Prathanabats mining leases will be for a period of up to 25 years, with the exact term of the Prathanabats to be the time frame necessary to permit APPC to mine out the proven and probable reserves of the deposit as determined at the time of the application for the Prathanabats.

Upon the receipt of the Prathanabats, APPC will be required to pay to the Thai Government U.S$5,000,000. In addition, the Government is entitled to a 7% royalty on the FOB mine price for potash mined, processed and removed from the mining area. In addition, APPC was required to contribute U.S.$225,000 in 1994 and, thereafter, U.S.$250,000 per year to the Thai Potash Scholarship Fund, to be used by the Thai Department of Mineral Resources for scholarships, staff training, equipment, and other research facilities in the field of potash and phosphates. The contribution is reduced to U.S.$200,000 per year upon commencement of commercial production. It is further reduced by payments made to the Government for surface rights.

If potash production in any year after the fifth year from the commencement of production (being the first period of 30 consecutive days in which the average daily production of potash is at least 70% of the designed capacity of the production facility):

(i) exceeds the annual rated production capacity (subject to a 5% margin); or

(ii) exceeds 2,100,000 tonnes of potash; or

(iii) the capital expenditures of APPC do not exceed minimum capital expenditures (being U.S.$350,000,000 in 1981 U.S. dollars for an annual capacity of 2,000,000 tonnes),

then the Government's share of net cash flow in any calendar year will be adjusted as follows: If APPC's internal rate of return is from 20% up to 30%, the Government's share of net cash flow is 25%, if the internal rate of return is from 30% up to 35%, the Government's share of net cash flow is 30%, if the internal rate of return is 35% up to 40%, the Government's share of net cash flow is 40%, and if the internal rate of return is 40% and over, the Government's share of net cash flow is 50%. Any major expansion after the initial 5 year production period will be treated as a separate project with similar profit sharing calculations.

The Concession Agreement

The Concession Agreement requires APPC to employ at least one Thai national as a geologist. Within three years of the start of commercial production, 100% of unskilled labour, 75% of skilled labour, 75% of clerical, 50% of technical and supervisory, and 50% of management and professional must be Thai nationals, increasing to 100% unskilled labour, skilled labour and clerical, and 85% technical and supervisory and management and professional by the eighth year.

The Concession Agreement and the November 29, 1994 Shareholders' Agreement between the Company and Metro provides that the Board of Directors of APPC shall consist of up to ten Directors, one of whom is a representative of the Government of Thailand, six of whom represent the Company, and three of whom represent Metro. In June 1998, the Company acquired control of Metro. In January 1999, pursuant to a plan of arrangement, the Company acquired the remaining outstanding shares from minority shareholders of Metro and now owns and controls 100% of the outstanding shares of Metro.

Any dispute in respect to the Concession Agreement that cannot be resolved by the mutual agreement of APPC and the Ministry of Industry is to be submitted to the Minister of Industry for Thailand. If the Minister fails to make a decision on the matter within 60 days or if one of the parties is not satisfied with the decision of the Minister, the matter may be referred to arbitration. APPC and the Government of Thailand will each appoint their own arbitrator, and those arbitrators will appoint a third arbitrator, who shall not be a citizen, national or resident of Thailand or the United States, but shall be a native English-speaking person. The arbitration shall proceed according to the rules of the Thai Commercial Arbitration Rules, and the award of the arbitrators shall be final and binding upon the parties.

The Company's interest in the Somboon and Udon Deposits is subject to a royalty of 1½% of 75% of the FOB minesite revenues received or payable to APPC from the sale of potash. The royalty is payable to three parties, one of which is a private company owned by John Darch, a Director of the Company, and members of his family.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The population of Udon Thani province is approximately 1.5 million people, with over 70% of the people living in rural settings outside of municipal areas. Agriculture is a key economic sector. There is little industrial development in Udon Thani and most factories are dedicated to serving the agricultural sector. Udon Thani is one of the poorest provinces in Thailand.

The land in the Somboon Project area is relatively flat and lies about 200 m above sea level. The above-ground facilities will cover approximately 2 km^2 of land. Most of this land in the proximity of the area designated for the construction of surface facilities has already been purchased from owners who have voluntarily sold at a premium over the market rate. The proposed underground mining activities will underlie 25 km^2 of land to the south of the above ground facilities. The proposed mine site is not located near any protected environmental areas.

The average mean temperature is 26° C and ranges between average maximum of 32.1°C and an average minimum of 21.6°C. Mean annual rainfall is 1439.7 mm, ranging from a high of 211-280 mm in the August rainy season and less than 81 mm in other months.

An existing railway line, owned and operated by the State Railway of Thailand ("**SRT**") lies less than 1 km from the proposed mine site. The existing railway line is currently underutilized. Rail access to the site will be on land owned by APPC. Road access is from a divided paved highway that is the main highway between Udon Thani and Bangkok.

History

The Udon Thani Concession was granted in 1984, however no exploration work was carried out until 1993. The Udon Thani Concession initially covered an area of 2,330 km^2, was reduced to 1,726 km^2 in 1996, to 850 km^2 in 1998 and to 192 km^2 in June, 2001. The June 2001 reduction did not impact the Somboon mine plan.

Geological Setting

Udon Thani Province is located at latitude 16° 8' N and longitude 102° 47'E, on the Khorat Plateau, in north-eastern Thailand. The Phu Phan Range divides this plateau into two rock salt basins, Sakhon Nakhon Basin and Khorat Basin. Udon Thani is located within the Sakhon Nakhon Basin. The topographic surface of the area is approximately 180 – 208 above MSL. This area is located adjacent of regional highlands from which local streams originate and flow to lowland areas.

The mining area lies approximately 180 – 208 m above MSL. This area is located at the centre point of regional highlands, from which local streams orginate and flow to lowland areas. The general landscape of the project area is flat, and generally covered by rain-fed paddy fields.

The Udon Thani Concession area originally occupied approximately 20% of the area of the Sakhon Nakhon Basin on the Khorat Plateau of northeastern Thailand. Sediments of the Khorat Plateau make up the Khorat Group, a continental deposit that covers central Laos, Cambodia, western Vietnam, north-eastern Thailand and Sichuan Province of south China. In Thailand the Khorat Group, a thick clastic sequence, forms the basement to the Maha Sarakham Formation. The age of much of the Khorat Group is Early Cretaceous and Jurassic.

The Maha Sarakham Formation contains three distinct evaporite units named the Lower, Middle and Upper Salt Units. Each salt unit is overlain by a red-brown clastic unit named the Lower, Middle and Upper Clastics. The Lower Salt Unit contains the potash mineralization.

The sandstones, siltstones and shales of the Phu Thok Formation lie unconformably on the Upper Clastics Unit of the Maha Sarakham Formation.

The remaining area of the Udon Thani Concession covers 192 km^2 in the Sakon Nakhon Basin. The Somboon Project is about 15-km southeast of the city of Udon Thani and covers approximately 30 km^2.

The area of the Somboon Mine is distant from any major fault zones. There are small regional faults located about 20 km from the project site; however, the probability of seismic activity is low.

Exploration and Mineralization

Although the Udon Thani Concession was granted in October of 1984, no exploration work was carried out until 1993. During 1993, APPC completed Phase 1 of a three-phase exploration program in respect to the Udon Thani Concession. This phase included a 7-hole initial exploration program on approximately 1 km. centres, seismic surveys, and mapping and surveying programs.

The second phase of the exploration program commenced in early 1994, was completed by May 1995 and included the drilling of 46 additional diamond drill holes that delineated the mineralization boundary of the potash deposit in the initial discovery area now known as the Somboon Deposit. Completed work also included a series of 35 seismic lines totalling approximately 142 km. This geophysical approach was used to investigate the subsurface structures and provide drill targets. Completion of this program confirmed the presence of a high grade sylvinite deposit at an average depth of 300 metres.

A nine hole widely spaced reconnaissance drilling program was completed to the north of the Somboon Deposit extending to the Udon Deposit.

The third phase of the exploration program was completed in early 1996. Approximately 300 km. of reflective seismic survey and a total of 95 drill holes were completed in respect to the Somboon and Udon Deposits which defined the gross sylvinite resource in these areas. In respect to the Somboon Deposit, a total of 65 holes has defined the global sylvinite resource.

On completion of the 1996/97 exploration/development program, a total of 160 diamond drill holes and approximately 500 km. of two-dimensional reflection seismic survey, together with a variety of in-fill geological and geotechnical, metallurgical and other programs, were completed. An additional 35 km. of 2D-seismic survey was completed in 1999 over the Udon Deposit for a total of approximately 535 km. During first quarter 2000, seven in-fill boreholes, strategically located over the Udon Deposit were drilled to define resource boundary and continuity.

The only potassium minerals noted to date are sylvite and carnallite which occur as distinct layers, the contact of which may show minor intermixing. Both, however, are intermixed with halite to produce the mineral assemblages known as "sylvinite" and "carnallitite", respectively. The commercially important sylvinite zone always overlies the carnallitite zone, and contains only negligible magnesium.

Drilling, and Downhole Analyses

Drilling was done on a contract basis by Aztec Drilling Co., a Thai firm with its head office in Bangkok.

An Ingersoll Rand rotary rig using a tricone bit was used to set intermidiate casing to the Middle Salt horizon. The casing was then cemented in. No core was recovered, but chips were collected and retained for study.

The bore holes were cored from the casing bottom to below the sylvinite zone within the carnallitite horizon, with Longyear "38" and "44" truck mounted drills. "HQ" sized core 63.5 millimetre ("**mm**") in diameter was recovered. Circulation was maintained with a saturated sodium chloride solution. Sporadic minor leaching of sylvite mineralization within the sylvinite zone was noted due to drilling fluids being under-saturated in potassium.

Core recovery was identified to be 100% in the sylvinite zone. Cases of core loss were noted in the underlying carnallitite, by the characteristic gamma ray signatures.

Upon hole completion, gamma ray logs were run in each hole, and the hole was sealed from bottom to top with normal Portland cement. During exploration of the Udon Deposit, deviation and caliper logging was also conducted.

The gamma ray logs were presented by the contractor, Auslog, as strip logs. The various rock types that may be clearly differentiated on the gamma ray logs include rock salt (halite), anhydrite, clastics, sylvinite and carnallitite, but the various clastic and halite units are not distinguishable one from another. The major formation breaks outside the cored interval were identified from the gamma logs.

When any unusual situations arose, such as core losses, wash outs or fluid losses, density and caliper logs were run to cross check lithologies against the gamma log. Starting in 1996 with hole #103, all cored holes were also surveyed for direction with down hole continuous read deviation instruments.

Core Handling and Security

Core was boxed, with all salt formations sleeved in plastic, and taken from the drill site to a company core facility at Ban Nong Sung, in the Somboon area. The potash core (sylvinite) was retained at the logging facility, and the remainder of the core was taken to the government core facility at Khon Kaen for storage. All cores were retained under secure locked-door conditions at the Nong Sung and Khon Kaen core storage facilities. Unauthorized personnel were provided access to core under direct supervision of APPC geological personnel only.

All cores retained for assaying were labeled, wrapped in cellophane and/or plastic containers and sealed in boxes for shipment. Upon acquiring special permission from Thai D.M.R. authorities, ore sample shipments were transported from the logging facility in Ban Nong Sung to the Bangkok International Airport where the cores were weighed and registered for shipment to Pioneer Laboratories and/or other independent laboratories in Canada.

Core Logging

The core was logged by APPC's geologists at APPC's leased core storage facility. The major formation breaks outside of the cored interval were identified from the gamma logs. The Lower Salt was visually logged in detail with depths tied to the footage blocks in the core boxes.

Core Sampling

After logging, the sample intervals were marked out by the geologist on geologic breaks or 50 cm intervals, whichever is less, in the sylvinite zone, and 1 metre ("**m**") intervals in the underlying carnallitite zone. Clay interbeds were not sampled prior to hole 95-63.

The samples were taken as 1 cm square saw cuts, run longitudinally down the side of the core with a dado blade on a table saw. Earlier samples were cut with a normal saw blade, first 12 to 15 mm deep, later 25 to 30 mm deep before the use of the dado blade. The cut material provided fine to coarse grained chips which samples were split with a Jones riffle by the Department of Mineral Resources, Thailand ("**D.M.R.**") technicians. One split was sent to the government lab for assay, the remainder was given to APPC for its assaying purposes. Check samples of Somboon core were acquired in 1996/97 by halving and quartering the core. All holes cored since hole #102 were sampled using both groove and quarter core techniques. APPC's samples were shipped to Canada for original assay by Pioneer Laboratories in New Westminster, B.C. Three independent laboratories were also involved at different stages in check sampling and assaying programs including Saskatchewan Research Foundation, Chemex Labs Ltd. and Lakefield Research Ltd.

Surveying

Reconnaissance survey and hole layout was conducted by using a hand held Global Positioning System instrument ("**GPS**"). Roads were mapped by traverses with truck mounted G.P.S. instruments.

On completion of several holes an accurate transit survey was carried out by a local land surveyor.

Assaying

Assaying was conducted by independent qualified Canadian laboratories using industry standard techniques. Samples received from the field were pulverized with a mortar and pestle and a 1 gram ("**g**") portion taken for digestion and analysis. Prior to hole 94-33 digestion was by 50 millilitre ("**ml**") of 50% nitric acid followed by dilution with water to 100 ml and ICP/ES finish. From hole 94-33 on digestion has been by 50 ml of 95° water followed by dilution to 100 ml of ICP/ES finish. The change to water digestion was to ensure that no water insoluble potassium or magnesium was being reported.

A quality assurance and quality control check sampling and assaying program was conducted by KWI in order to ensure that reported grades for K_20, Mg and Ca were representative of Somboon mineralization as previously disclosed. A quarter of existing cores from selected sylvinite intervals were re-assayed by SRC laboratory in Saskatoon under the supervision of KWI.

The check assays, including assay comparisons with the DMR analysis, and mass balance calculations all indicated the average grades of K_20 are consistent with recorded core sample analysis. The assay grades and thickness were consequently interpolated within the Somboon geological model.

Somboon Potash Project

The proposed Somboon potash mine will extract sylvinite ore from an average 3.5 –m thick bed, which lies approximately 300 to 400 m underground. The mine will be entirely underground, accessed by two decline ramps. Sylvite will be recovered from the sylvinite ore in a surface plant using a flotation, crystallization and evaporation process. The dried potash will be shipped by an existing railway to the port of Laem Chabang for export, or by road to domestic customers. Approximately eighty percent of production will be marketed offshore, mainly in Southeast Asia and China. Industrial grade salt will be recovered from processed brine and marketed internationally and to major firms within Thailand.

Somboon Deposit Mineralization

The Somboon Deposit has an irregular outline up to 10 km long (E-W) and 6 km wide (N-S), lying between about 300 and 400 metres (m) below surface. The mineralization varies in thickness up to 10 m and averages 3.4 m. The dip is generally less than 15%, trending downward from west to east, and flatter in the east. The potash is overlain by a halite cap of between 1 m and 7 m in thickness (typically 4 m) which will provide support for the weaker, overlying Lower Clastic unit. In many areas the potash is underlain by carnallitite which can decompose if exposed to moisture.

For a potash horizon to be economically mineable it should have continuity over significant distance. It is not practical to demonstrate the continuity of potash horizons by close spaced drilling because a column of mineralization is left unmined around each drill hole in order to avoid the potential risk of water inflow from imperfect capping of the holes at surface. Therefore, details of lithology and structure are determined by geophysical methods, especially seismic reflection surveys, in order to demonstrate that lateral continuity exists. In the Somboon Deposit, a thin claystone horizon and a zone of white borate mineralization in the Lower Salt potash horizon serve as marker beds that indicate ore continuity. The clay marker bed averages 0.1m thick, but is as thin as 0.01 m, and in fact may be present in some holes as a dirty band of salt, not easily recognized as the marker.

In order to determine continuity of the potash horizon two north-south and two east-west traverses were selected. The core from the Lower Salt unit was examined visually in each hole selected for the traverses in greater detail than for general logging, in order to identify the claystone and white borate marker horizons.

Mineral Resource Inventory

Upon completion of a geological model for the Somboon deposit, each block of the model was classified into the measured, indicated, or inferred resource category. The classification follows the recommendations of CIM Council published in "Ad Hoc Committee Report, Mineral Resource/Reserve Classification: Categories, Definitions, and Guidelines", CIM Bulletin, September 1996. *Note that, in Micon's opinion, there would be no material difference if the blocks were classified in accordance with the August 20, 2000 CIM Definitions and Guideline as required in NI 43-101.*

KWI prepared an estimate of the mineral resource inventory in the Feasibility Study following recommendations of the CIM Council as follows.

MINERAL RESOURCE ESTIMATE

Resource Category	**Tonnes (millions)**	**Ave. Thickness (metres)**	**Ave. Grade (%)**	
			K_2O	**Mg**
Measured	78	4.3	22.9	0.10
Indicated	147	4.0	23.7	0.10
Sub-Total	**225**	**4.1**	**23.4**	**0.10**
Inferred	75	3.1	16.3	0.12

KWI expressed the opinion that the confidence levels associated with both measured and indicated resources were sufficiently high to justify their use in the feasibility study. Micon concurs with that opinion.

The estimate prepared by KWI for the 1998 Feasibility Study was stated to be a resource, not a reserve, because the financial evaluation was excluded from KWI's scope of work and because the detailed studies by specialist consultants on transportation, marketing and environmental matters had not been thoroughly reviewed. It is Micon's opinion that the technical parameters and methodology used by KWI meet the criteria for reserve determination under NI 43-101.

The model which was used for determining the mineral resource, set out in the table above, was rebuilt to incorporate dilution from the hanging wall and footwall, minimum mineable thickness of the sylvinite zone, a minimum 15 percent K_2O grade, and exclusion zones as determined by seismic or geological interpretation. KWI used the term "extractable resources" to describe this mining resource model which still included the pillars which must be left in place.

In Micon's opinion, KWI's "extractable resource" is a first step in the reserve estimation process. It is the diluted, in-situ mineral resource from which the mineral reserve will be determined after allowing for mining extraction losses and applying economic evaluation.

Using this base, KWI prepared a room-and-pillar mining plan which would recover 111.8 Mt at an average grade of 23.53% K_20 and 0.19% Mg. Given that the environmental impact assessment has been approved, and having reviewed the transportation and marketing studies and prepared the financial evaluation, Micon is satisfied that KWI's estimate of 111.8 Mt meets all the criteria of NI 43-101 for a mineral reserve.

The classification of the material to be extracted by mining was not recorded in the KWI study. For this reason, Micon has classified the entire reserve as Probable, as shown in the table below. Since some 38 percent of the resource in the revised mining model is classified as measured, further investigation is recommended in order to be able to upgrade a similar proportion of the reserve.

Mineral Reserve ^Estimate

Classification	Tonnes (millions)	Ave. Thickness (metres)	Ave. Grade (%)	
			K_2O	Mg
Probable Reserve	112	4.2	23.5	0.19

Production Plan

KWI prepared the Somboon mining plan, based on room and pillar mining which estimates delivery to the mill of 112 Mt at an average grade of 23.5% K_2O to the mill. Mining between 5.8 and 6.1 Mt of sylvinite ore per annum in order to produce 2 Mt of potash and 0.2 Mt of industrial grade salt annually results in a mine life of approximately 21 years.

Mining

Due to the shallow depth of the orebody, generally less than 350 metres ("m"), access to the mine will be by twin ramp declines about 2.7 km. in total length, 4.5 m high and 6.0 m wide, and driven at a gradient of 13 percent to the horizontal. The declines will be used for transportation of both ore and waste, ventilation and access to the mine by the workforce. An underground service area will be created in the thick Middle Salt horizon and used for servicing and maintenance of all underground equipment.

From the main underground haulage ways mining areas will be developed using a chevron room and pillar technique. Continuous mining machines, a total of ten when the mine is operating at full capacity, will cut ore from the mining faces. Panels will be mined in a partial advance and retreat fashion with extraction ratios of between 62% and 70%. Ore will be transported to the surface and the processing mill by a series of conveyor belts from the mining faces. The mine plan uses conventional methods and proven mining equipment.

The overlying geology comprises a series of claystones and salt (halite) that form effective aquacludes and aquatards which prevent the movement of surficial water to the orebody. Hydrogeological pumping and injection tests indicate that there is a very low risk of water ingress and therefore there should not be any problems in respect to the proposed underground mining operation.

Backfilling

Operations at the Somboon mine will produce approximately 2.0 Mt per annum (Mt/a) of potash and 3.8 Mt/a of waste salt. A small portion of this salt, after further processing to industrial grade, can be sold to the domestic market and international markets. Surface storage of salt tailings is widely practiced in the industry but in large quantities can pose a long-term environmental risk.

APPC has chosen to return as much as possible of the salt tails to the mined out rooms underground. This has the advantage of providing support to the pillars and thus permitting a higher extraction ratio and reduced surface subsidence. However, it will be necessary to remove surplus moisture from the tailings backfill prior to placement in the rooms because of the risk of dissolution of the pillars and, particularly, the carnallitite floors.

Since further testwork and underground trials will be needed to refine the backfilling system, full-scale placement of fill is not scheduled to begin until the third production year. Until that time tailings will be stored in an on-site surface containment area having a capacity of approximately 10 Mt.

Processing

The Somboon mill was designed to process an average of 5.8 Mt/a of ore to produce 1.0 Mt of standard grade potash (KCl), 1.0 Mt of fine grade potash, and 0.2 Mt of industrial grade salt (99.5% NaCl). Adoption of the brine disposal contingency plan will increase these quantities.

The milling process is based on metallurgical testing and industry-proven processing methods and equipment. Metallurgical testwork results indicated that the ore is readily processed by conventional flotation, drying and sizing of the potash.

Mill feed is first crushed to achieve mineral liberation, then deslimed to remove very fine insoluble material. The feed is dosed with reagents, conditioned and sent to the flotation process which separates the potash (sylvite) from the contained salt (halite). Flotation concentrate is cleaned and leached to meet a minimum 60% equivalent K_2O content. It is then dried and screened for the required particle size distribution.

All equipment and processes chosen for the mill are similar to those used currently in the industry. Mill recovery, at full production, is expected to be 90%. Finished products are conveyed to on-site storage prior to being loaded on trucks for domestic delivery, or loaded on rail cars for delivery to APPC's ocean terminal on the Gulf of Thailand for export sale.

Water and Brine Management

The primary source of on-site process water will be from rainfall. Sufficient water will be collected from site run-off and through various other process sources such that supplemental surface or groundwater will not be required during operations. Most of the process water will be held in a site runoff/process water pond situated along the north boundary of the site.

Average rainfall for the site will be greater than the estimated annual site evaporation plus process water consumption. This will result in the site being net water generating. Runoff will be tested and released to the environment if non-contaminated. Saline water will be used in the mill.

A brine evaporator/crystallizer circuit will treat surplus process water to produce salt, clean condensate, and a brine with an elevated magnesium chloride ($MgCl_2$) concentration. The salt will be debrined, dried and screened to produce a finished product. The condensate will be tested and released to the environment.

KWI proposed the use of a deep well for disposal of excess brine. In the event that a suitable location for such a well could not be found, a contingency plan was developed using a second evaporator/crystallizer circuit to concentrate the $MgCl_2$-rich brine. The concentrated brine might be sold as a raw material for magnesium production, but the plan assumes that it will be placed underground, either mixed with salt backfill or in a specific storage chamber.

Transportation System

The marketing plan assumes that all salt and about 410,000 t/a of potash for consumption in the domestic market will be sold FOB the minesite and delivered by truck. The transportation system covers on-site facilities for truck loading but is mainly concerned with rail car loading of potash, haulage to a port facility on the Gulf of Thailand, and loading onto vessels at Map ta Phut or Laem Chabang for sale in international markets.

APPC will supply and maintain 9 locomotives and 242 fully enclosed, bottom-dump, 42 t capacity wagons. The trains will be operated by SRT crews over 700 km of existing SRT mainline on a tariff basis. The transportation plan provides for fuelling stations at the minesite and the port, and for a fully equipped maintenance facility to be constructed near the port. To minimize capital, the rolling stock and locomotives will be leased.

Generally, shipments to southeast Asian ports are expected to be in lots of up to 25,000 t, and shipments to China up to 60,000 t. Berthing and ship loading facilities are designed to accommodate vessels of up to 70,000 dead weight tones (DWT).

Environmental Assessment

Regulatory approval of the Somboon Project by the Government of the Kingdom of Thailand required the preparation of an Environmental Impact Assessment ("**EIA**") Report to present an environmental and socio-economic baseline study, including a survey of perceptions and attitudes about the project of the directly affected population, as well as impact assessment, mitigation plans, and monitoring systems. An EIA Report was prepared for APPC covering the Somboon potash mine and the Laem Chabang port.

Apart from noise levels during construction and increased traffic, the primary concerns are reported to be the potential for salinization of soils and contamination of surface or ground water from seepage or spillage of brine or pollutants such as lubricants or chemicals. Suitable mitigation and monitoring techniques will be applied and enforced.

The Somboon mine EIA was submitted to the Ministry of Science, Technology and Environment's Office of Environmental Policy and Planning in October 1999, and final approval was given in February 2001.

Project Management and Implementation

During the design engineering and construction phases, a small project team, supported by shareholders representatives, will oversee engineering, procurement and construction ("**EPC**") contractors which will undertake the actual work. Key milestones are expected to be as follows:

Award Front-end Engineering & Costing	Month 0
Complete Development Program & Award EPC Contract	Month 12
Start Site Development	Month 13
Start Ramp development	Month 15
Start Mill Construction	Month 15
Initial Mine Development	Month 45
Mill Start-Up	Month 48

The construction labour force is expected to peak at 1,000, the majority of whom will be drawn from the Udon Thani area.

Capital Cost Estimates

The overall mine capital cost was developed by KWI using an exchange rate of Baht 36.21 per U.S. dollar as shown below. **The estimated costs and prices contained herein are based upon 1998 currency exchange rates, costs and prices and do not necessarily reflect the current or future economic viability of the Somboon Project. See "Risk Factors".**

1998 FEASIBILITY STUDY ON-SITE CAPITAL EXPENDITURE SUMMARY
1998 US $ millions

Project Year	**-3**	**-2**	**-1**	**+1**	**Total**
Site Development and Infrastructure	20	35	18	2	75
Mine and Backfill	10	58	58	15	141
Mill	10	44	38	5	96
Indirect Costs	27	28	3`	5	91
Contingency	6	17	26	5	54
Sub-Total	**73**	**182**	**170**	**31**	**457**

Indirect costs include construction facilities, insurance, first fills and spare parts, freight and the cost of engineering, procurement and construction management. The total cost for design engineering, procurement and construction management included in the estimate is U.S.$43 million.

The overall transportation system estimate was prepared by Sandwell using an exchange rate of Baht 32 per U.S. dollar.

1998 FEASIBILITY STUDY TRANSPORTATION CAPITAL EXPENDITURE SUMMARY
1998 US $ millions

Project Year	**-3**	**-2**	**-1**	**+1**	**Total**
Rail and Port	-	11	33	2	46
Indirect Costs	-	1	6	-	7
Contingency	-	1	4	-	5
Sub-Total	**-**	**13**	**43**	**2**	**58**

APPC estimated its project development costs to be U.S. $30 million.

1998 FEASIBILITY STUDY OWNER'S COSTS CAPITAL EXPENDITURE SUMMARY
1998 US $ millions

Project Year	**-3**	**-2**	**-1**	**+1**	**Total**
Owner's Costs	25	3	3	-	30
Project Total	**98**	**198**	**216**	**33**	**545**

Owner's costs include costs for corporate and internal project management, market development, remaining land acquisition, financing costs other than interest, and required payments to the Government of Thailand. Costs incurred to date, of approximately U.S.$20 million for exploration and project development and a further U.S.$45 million for acquisition and other corporate costs, have not been included in the analysis.

The current exchange rate is approximately 44 Baht per U.S. dollar whereas exchange rates for the purposes of the Kilborn and Sandwell reports ranged from 36.21 (Kilborn) to 32 Baht (Sandwell) per U.S. dollar. Management estimates that this decline in the value of the Baht would decrease capital costs from U.S.$545 million to U.S.$505 million.

The required working capital is estimated at U.S.$45 million, building up over the first four production years.

During the operating period certain expenditures such as on-going mine development, and major equipment rebuilds and replacements are capitalized and included in sustaining capital. The minelife estimate for sustaining capital is U.S.$140 million. This estimate includes U.S.$32 million to develop and maintain the underground tailings system. Most of the expenditures for this system are planned for years 2 through 4. Also included, in year 23, is an allowance of U.S.$15.5 million for decommissioning costs.

Operating Cost Estimates

The life of mine (LOM) unit production cost per tonne of potash product, including a contingency of 10%, is U.S.$31.00 at an exchange rate of U.S.$1.00 = 40 Baht as summarized below. **The estimated**

costs and prices contained herein are based upon 1998 currency exchange rates, costs and prices and do not necessarily reflect the current or future economic viability of the Somboon Project. See "Risk Factors".

The mine operating cost was developed by KWI as follows:

LOM AVERAGE UNIT COST PER TONNE OF POTASH
U.S.$ 1998

	Labour	Materials	Fuel	Power	Total
Mining and backfilling	1.87	8.34	0.10	1.81	12.12
Milling	0.79	3.50	4.57	2.05	10.91
General and Administration	0.33	0.73	-	0.07	1.13
10% Contingency	0.30	1..26	0.47	0.39	2.42
Brine Disposal Alternative	-	-	-	-	4.42
Total	**3.29**	**13.83**	**5.14**	**4.32**	**31.00**

Labour covers salaried staff and hourly employees, including a number of expatriate staff that declines during the early years as local management is trained in the potash industry. Within the mine, materials include consumables such as mining machine parts, conveyor belting and roof bolts. In the mill the major material cost is for reagents. Electrical power is purchased from the Provincial power authority. Fuel is purchased from a private contractor on a delivered basis.

Production and cost estimates are based on both mine and mill operating 331 days per year with availability, defined as actual operating time as a percentage of total available time, of 62% for the mine and 94% for the mill.

Export sales of potash are assumed to be FOB Thai port. The following table shows Sandwell's estimate of APPC's transportation costs, from rail car loading to ship loading, after adjustment to the exchange rate of 40 Baht/US$ which is used throughout the project evaluation.

UNIT TRANSPORTATION COSTS
(Life of Project Average for Export Sales, $/t KCl)
U.S.$ 1998

Annual tonnes exported	1,6000,000
Rail to Port (Map ta Phut)	7.05
Leasing charge	2.03
Port Costs	1.99
Average Transportation Cost	**11.11**

All potash export sales are assumed to be railed to the port of Map ta Phut. Rail charges, payable to the SRT are essentially for the use of SRT's tracks and train crews and have been calculated to the furthest port of Map ta Phut. APPC will provide and maintain its own fleet of locomotives and cars. If the port of Laem Chabang can be used, rail charges should be reduced by about U.S.$1/t and the fleet of rolling stock reduced slightly. Leasing payments for the rolling stock are complete in the tenth operating year. Port costs include rail unloading, storage, port charges and ship loading.

Domestic sales of both potash and salt are assumed to be sold FOB minesite and, therefore, no transportation costs are incurred. An additional expense to provide for marketing expenses and corporate administration costs, including the Bangkok office, as estimated by APPC, has been included at an annual rate of U.S.$3 million.

Total average cash operating costs on board vessel for export potash sales (with no credit taken for salt) are projected as shown below, again after adjusting to 40 Baht/US$:

OPERATING COST SUMMARY FOR EXPORT POTASH SALES
(Life of Project Average)
U.S.$ 1998

	U.S.$ per tonne exported
Total On-site	31.00
Transportation	11.11
Marketing and Administration	1.50
Total FOB Port	**43.61**

Management estimates that the decline in the 1998 exchange value of the Baht from 40 Baht = U.S. $1.00 to the current level of 44 Baht = U.S.$1.00 would reduce the operating cost estimate to approximately U.S.$41.70 per tonne.

If the Udon resource is not developed, the Somboon Project will be closed shortly after mining is completed. The cost of reclamation, estimated at U.S.$15.5 million, is included in sustaining capital. The salt evaporators and dryers will continue to operate, processing material from the remainder of the surface tailings pile. It is anticipated that revenue from the sale of about 195,000 t/a of salt will more than offset the operating cost and the cost of final reclamation.

The original operating plan was based on the use of a well with a capacity to dispose of 1,800,000 cubic m of excess brine annually. This technique is widely used within the industry. However, since no suitable site has been found, the proposed plan incorporates the brine disposal contingency plan which provides two additional stages of evaporation in order to reduce the quantity of brine and to further concentrate the $MgCl_2$-rich brine. In this situation the incremental operating cost would be U.S.$4.42/t of potash product.

If the full brine disposal contingency plan is adopted, incremental annual average production is expected to be 20,000 tonnes potash, 207,000 salt and 38,000 tonnes magnesium chloride. It is expected that incremental revenue from potash and salt sales would partially offset incremental operating costs. A decision to implement the brine disposal contingency plan is required 27 months prior to planned start-up.

Economic Evaluation

Subsequent to the completion of the KWI Feasibility Study, APPC has indentified two potential changes in scope to the project:

- the adoption of the evaporator alternative for brine disposal as presented in the Feasibility Study (increase in capital costs of U.S.$34 million and operating costs of U.S.$4.42/t).
- the advancement of the commencement of backfilling from year 6 of production to year 3, in order to maximise the quantity of tailings returned underground for environmental reasons.

(reduction of capital costs of U.S.$7.9 million (APPC) and advancement of capital and operating costs.)

All disclosure of mineral resources and reserves, process design, capital and operating costs as prepared by KWI for the Feasibility Study, is summarized in the Micon Report. Micon was commissioned to prepare the Micon Report, which is an economic and financial evaluation of the Somboon Project dated 25 January 2002.

All disclosure of the transportation system is summarized from and based upon, an Enhanced Executive Summary of Transportation System Reports dated 20 December, 2001 by Sandwell. All disclosure of environmental and social impacts is summarized from and based upon an EIA dated 25 January, 2002 prepared by IEM.

Micon's terms of reference for the study were to ensure that the financial model for the mine plan is sound, that the costs estimated by contributing consultants were entered correctly, and that the potential changes in project scope since 1998 were reasonably costed and incorporated, and then to prepare a Technical Report on the financial evaluation of the project.

The estimated costs and prices contained herein are based upon 1998 currency exchange rates, costs and prices and do not necessarily reflect the current or future economic viability of the Somboon Project. See "Risk Factors".

The following table consolidates the input from KWI, Sandwell and APPC at exchange rates of Baht 36.21, 32 and 40 per U.S.$.

CURRENT CAPITAL EXPENDITURE SUMMARY
1998 US $ millions

	Feasibility Totals		Total Adjustments	Adjusted Totals	
Exchange Rate (Baht/US$)	**36.21**	**32**	**36.21**	**36.21**	**40.00**
Site Development and Infrastructure	75	n.a	-5.4	70	65
Mine and Backfill	141	n.a	0	141	139
Mill	96	n.a	20.3	116	111
Indirect Costs	91	n.a	4.3	95	85
Contingency	54	n.a	6.9	61	59
Sub-Total	**457**	**n.a**	**26.1**	**483**	**458**
Rail and Port	n.a	46	0	46	44
Indirect Costs	n.a	7	0	7	7
Contingency	n.a	5	0	5	5
Sub-Total	n.a	**58**	**0**	**58**	**56**
Owner's Costs	n.a	n.a	0	30	30
Total	n.a	**n.a**	**26**	**571**	**545**

It should be noted that in the cash flow model, Baht and US dollar denominated costs are listed separately. When a different exchange rate is entered (40 in the base case), the Baht component of costs is divided by that rate, then added to the dollar component.

The transition from the Feasibility Study estimate to the adjusted estimate (at the same 36.21 Baht exchange rate), to the current estimate at 40 Baht per US dollar, is summarized in the table. The fact that the total is again $545 million is purely coincidental.

Economic Assumptions

The following are the key economic assumptions on which the project evaluation is based.

Effect of Inflation

All engineering estimates for both revenues and costs are either based on first quarter 1998 pricing levels or adjusted to this date. Since the first quarter of 1998, cumulative inflation in Thailand and the United States is estimated to be approximately 10% and 8% respectively. Inflation would increase project cost estimates, however, such increases would be offset, at least in part, by the previously described decline in the exchange value of the Baht. In preparing financial forecasts no allowance for future inflation has been included. No unit cost or revenue increases have been assumed.

Currency Exchange Rates

The economic and financial evaluation assumes that all Baht expenditures will be converted to US dollars at the average rate of exchange for the second quarter of 1998 which was approximately 40 to 1. The exchange rate of Baht to U.S. dollars on the day prior to the Prospectus date was 44.0 Baht per U.S.$.

Government Royalties and Taxes

Under the terms of the Concession Agreement, APPC is required to pay to the Government of Thailand a royalty equal to 7% of the revenue received from potash sales, after deducting all costs incurred in the marketing, transportation from the minesite, and warehousing of potash. The royalty on salt is 4%, calculated on the same basis.

The current rate of corporate taxation in Thailand is a flat 30% of taxable profit. This rate is assumed to continue for the life of the project. No further taxes are applicable other than local taxes, an allowance for which is included in the operating costs.

Marketing

Potash is produced in a limited number of countries but is sold world-wide, mainly as a source of potassium in fertilizers. Potash is a bulk commodity and significant transportation costs typically are incurred in delivering potash from the minesite to the customer. APPC intends to optimize the benefit of its location near the centre of the Asia/Oceania market where it will have a significant freight advantage over the two largest producing regions, Canada and the former Soviet Union. Also, by shipping in smaller vessels (which are less costly over the shorter distances) APPC expects to be able to provide more frequent deliveries to a wider range of ports, closer and more convenient to many Asian customers.

The Somboon plant capacity was designed to produce and sell annually:

	Tonnes
Fertilizer Potash (60.3% K_2O)	
Fine Grade	1,000,000
Standard Grade	1,000,000
Industrial Grade Salt (99.5% NaCl)	195,000

Provision is made in the proposed plant layout for subsequent installation of additional circuits to provide for the production of up to 200,000 t/a of industrial grade potash (61.5% K_2O) and 300,000 tonnes of granular fertilizer grade potash by reducing the production of fine and standard by an equivalent amount. Both industrial and granular fertilizer grade products command premium prices.

Adoption of the brine disposal contingency plan will result in recovery of an additional 20,000 t/a of potash and more than 200,000 t/a of salt as a by-product. On an annual capacity of 2.0 Mt, the increase in potash is only one percent. This is significant to revenue but not to the marketing effort. However, the industrial salt quantity will double and may not be readily saleable at the assumed price. There is expected to be a gradual buildup in salt sales, progressing in 50,000 t/a steps from 250,000 t in Year 3 to 400,000 t in Year 6 and onward. Any surplus salt can be placed in the tailings containment area.

All sales are assumed to be denominated in U.S. dollars which is standard potash industry practice.

APPC has analyzed potash and salt prices and will base its marketing strategy on the location advantage of the Somboon Project within the Asian potash market region. As the project approaches the construction stage, APPC will initiate detailed analysis of both the potash and international freight markets.

Evaluation Summary

The economic and financial viability of the Somboon Project has been evaluated by discounted cash flow analysis. A base case and a number of alternate cases have been run. The base case economic evaluation assumes that the project is financed 30% by equity and 70% by debt. With the exception of the all equity case, other cases use the 30/70 equity/debt ratio because this, in APPC's opinion, is the most probable financing structure. The rates of return in the base case and alternate cases are supportive of the conclusion that the project is economically feasible. The evaluation is for the total project of which 10% is owned by the Thai Government and does not consider the effects of APR's carrying charges and possible corporate taxation.

Using the 1998 prices of U.S.$135/t free on board (FOB) port or U.S.$$120/t FOB mine site for potash, U.S.$$17.40/t FOB mine site for salt as estimated by management, but with an exchange rate of US$1.00 = 40 Baht, the results of the discounted cash flow analyses are positive.

- The Internal Rate of Return (IRR), assuming 100% equity financing, is 19% per year.
- The IRR, assuming a 73/30 debt/equity ratio, is 24% per year. The Net Present Value (NPV) discounted at 8% per year is U.S.$$587 million and at 10% per year is U.S.$$428 million.
- The IRR, assuming a 70/30 debt/equity ratio and a potash price of U.S.$$120/t FOB mine or port, is still 20% per year.
- The project is relatively insensitive to changes in operating costs, moderately sensitive to capital costs and highly sensitive to potash price.
- Unexpected negative variations in costs or selling prices of up to 30% can be absorbed without creating a negative cash flow.
- Projected cash flows provide strong coverage for debt servicing.

SENSITIVITY ANALYSIS – DCF IRR


BASE CASE - 30% EQUITY, 70% DEBT
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
DCF IRR
CAPITAL COSTS
OPERATING COSTS
POTASH PRICE
-30%
-20%
-10%
0%
10%
20%
30%
PERCENT CHANGE IN VARIABLE

SENSITIVITY ANALYSIS – NPV AT 10%


BASE CASE - 30% EQUITY, 70% DEBT
NPV in US$ thousands @ 10% DISCOUNT
$900,000
$800,000
$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$-
-30%
-20%
-10%
0%
10%
20%
30%
PERCENT CHANGE IN VARIABLE
POTASH PRICE
OPERATING COSTS
CAPITAL COSTS

Board of Investment (BOI) Incentives

The BOI is the principal government agency responsible for providing incentives to stimulate investment in Thailand. The BOI is governed by the Investment Promotion Act and is empowered to grant a wide range of fiscal and non-fiscal incentives and guarantees. The Somboon Project is located in Investment Zone 3, the most heavily promoted geographical region of Thailand. APPC expects to receive certain tax incentives including an exemption from income tax for 8 years from the start of production, with a reduction of 50% from the normal tax rate for a period of 5 years following the tax free period, deduction from taxable profit equal to the operating cost of transportation, electricity and water supply for a period of 10 years from the date on which income is first earned, and deduction of 25% of the capital cost of infrastructure from taxable profit once during the 10 years from the date on which income is first earned.

APPC also expects to receive guarantees against nationalization, competition from new state-owned enterprises, state monopolization and price controls, and permission to export products and bring into the country foreign workers as required.

Profit Sharing

Under the terms of the Concession Agreement, if either production (from Somboon) after the fifth anniversary of the Commissioning Date exceeds 2.1 Mt/a, or capital costs in 1981 dollars are less than U.S.$350 million, the Government is entitled to an additional share in the net cash flow of APPC as described under "Property – Description and Location – Mining Lease".

Development Plan

Following the completion of the Feasibility Study, APPC has continued to advance the development of the Somboon Potash Project.

A development program has been prepared which includes all activities necessary to advance the project from its current status to the point at which it is ready to release for construction. APPC's budget for this program is U.S.$19.4 million to cover such items as basic engineering, remaining land acquisition (about 80% complete), debt financing, monitoring and permitting, marketing, and general administration including strengthening of the management team.

Two underground contractors have been short-listed, both of which will undertake a "Stage 1" program having as its objectives optimization and freezing of engineering design and cost estimation leading to a "Stage 2" fixed price turn-key contract for the defined scope of work. The first phase will ensure that any changes from the Feasibility Study, either already adopted or still under consideration, are properly evaluated before final acceptance. The use of two contractors and an "open-book" cost estimating process will ensure competition for the contract and terms which are within industry standards.

The surface facilities contract is to be developed using a process similar to that described for the underground work.

An essential component of the project is the ability to move to and ship from an ocean terminal about 1.6 Mt/a of potash to be sold to export markets. APPC will supply locomotives and rolling stock, to be operated by SRT and expects to construct all new port facilities for its own use. Further discussions and contract negotiations will be required with SRT and with equipment suppliers and leasing companies. A Letter of Intent has been signed with Unithai, a Thai company with expertise in shipping, terminal operations, heavy engineering and transportation, for a possible joint venture regarding the port facility.

An environmental monitoring system should be in operation well in advance of the start of construction. A program has been designed and has been implemented.

APPC is in the process of acquiring the "Prathanabats" (long-term mining licenses) necessary to construct and operate the project. APPC is in the final stages of preparation of the necessary technical data which must be filed with the application. The proposed amendments to the Minerals Act (which is still awaiting ratification by the Thai Senate) provide that mines more than 50 m below the surface will no longer need to obtain the permission of surface rights holders. The issuance of Prathanabats to APPC is guaranteed under the terms of the Concession Agreement signed in June, 1993.

If other parties become involved in the Somboon Project it may be necessary to re-apply to the Thai Board of Investment ("**BOI**") to secure promoted project status in the name of the joint venture or other legal entity. This may be necessary in order to receive the tax concessions previously granted to APPC and incorporated in the financial analysis.

At present, APPC holds the "rights to exploit" the remaining 192 square km of the Concession area. This includes the Somboon and Udon Deposits. Under the terms of the Concession Agreement, the Thai Government is not required to participate in any funding in order to maintain its 10% interest in APPC; however, any funds advanced on its behalf (i.e., 10% of any equity funding) are recoverable from a positive project cash flow. Each private participant, in addition to its own equity, will be expected to assume responsibility for a pro rata share of the Government's carried interest.

APR's objective is to fund its share of the required Somboon Project obligations through a combination of debt and equity financing, including the Rights Offering. The total costs, which consist of approximately U.S.$19.4 to reach a mine construction decision and approximately U.S.$200 million to finance the mine development, are greater than APR can or would choose to absorb on its own.

Additional financing is expected to be obtained through other Project Participants. Various legal entities have been examined such as joint ventures or special purpose companies in addition to direct participation in APR or APPC. Restructuring APPC may require certain Thai Government approvals which, while there is every expectation that such approvals will be granted, may be time consuming. APR may conduct a series of financings to support remaining APR project requirements.

APPC's basic strategy is to secure approximately 70% of the estimated Project cost on the basis of a non-recourse (or limited recourse) project loan. Following the evaluation of four proposals, HypoVereinsbank was appointed as lead adviser/arranger. It is expected that HypoVereinsbank will lead a group of between two and five other major international banks in underwriting the loan which will then be syndicated to a total of as many as 15 banks. Expressions of interest to participate in the underwriting or the syndicate have been received from a number of banks. These will be pursued once the Company has secured Project equity financing.

In addition to commercial banks, negotiations will continue with a number of multi-lateral agencies such as the International Finance Corporation, the Export Development Corporation of Canada, and Kredit anstalt für Wiederaufbau of Germany, which have expressed interest in project financing. Subordinated loans, financial leases and working capital loans may also be incorporated in the overall financial structure.

Udon Potash Deposit

The centre of the Udon Deposit is located approximately 6 km adjacent and north of the Somboon Deposit. Information pertaining to location, accessibility, climate, infrastructure and physiography, history of the property, its general geological setting, exploration and mineralization are substantially the same as that disclosed for the Somboon Deposit.

Two primary areas of potash (sylvinite) mineralization have been delineated over a total resource area of approximately 40 square km. A total of 104 reconnaissance and exploration boreholes, and approximately 275 line-km. of 2D-seismic surveying have delineated the majority of the resource boundary. Based on a study commissioned in 1998 that developed a geological resource model that met a minimum thickness of 1.5 metres, the Udon Deposit mineral resource is approximately 1,000 million tonne with an average grade of 18.2% K_20. The thickness of the Udon sylvinite horizon is considerably greater than the Somboon Deposit with an average thickness of approximately 7.5 metres.

Subsequent exploration work on the Udon Deposit has included a 37 line-km. in-fill 2D-seismic survey conducted in 1999; and a limited drilling program in 2000 that included 7 strategically-located boreholes, to improve upon the geological interpretation, prove local continuity of the sylvinite horizon and simultaneously increase the potential resource estimate.

With the issuance of the Special Atchyabats in June 2001, the Udon Thani Concession area, which includes the Udon Deposit, was reduced to 192 km^2. Consequently, the global resource area of the Udon Deposit that meets the minimum thickness and cut-off grade has been reduced as a result of certain land being excluded. The Company has commissioned a study to update the geological model and mineral resource estimate that will incorporate the new drilling and seismic data and boundaries of the new concession area.

CONVERTIBLE DEBENTURES

In July/August 1998, the Company, pursuant to a Trust Indenture, issued the Convertible Debentures in the principal amount of U.S.$24,460,000, of which Olympus holds the principal amount of U.S.$17,560,000, being approximately 71.8%. The principal amount of the Convertible Debentures was convertible at U.S.$2.72 per share ($4.00) per Share with interest and premium to be waived on conversion. The Debentures bore interest at a 10% per year, compounded annually. The Debentures also were to earn a premium of U.S.$88 per U.S.$1,000 principal over the term of the Debentures. The accrued interest and premium were payable at maturity if the Debentures were not converted into common shares of the Company or redeemed prior to maturity.

The Convertible Debentures were to mature in July and August 2000. Subsequently, the Trust Indenture was amended to extend the maturity date to October 13, 2001 and to reduce the conversion price to between U.S.$1.529 and U.S.$1.784 per Share, with the actual conversion price being calculated according to a formula based on the number of days that the conversion occurred before maturity. The Convertible Debentures continued to accrue interest at a rate of 10% per year compounded annually. The Company also agreed to pay the Debenture Holders an additional premium of U.S.$75.74 per U.S.$1,000 principal to be earned between the old maturity date and the new maturity date. The accrued interest and all earned premium was payable at the new maturity date if the Debentures had not been converted into common shares of the Company or redeemed prior to the new maturity date. The accrued interest and premium would have been waived on conversion. Due to the Support Agreements, the accrued interest and premium are now convertible. In addition, the Company agreed to pay any withholding taxes applicable on interest and premium payments made to the Debenture Holders.

As security for the Convertible Debentures, the Company pledged 35,492,500 shares of Metro (being 88.4% of the outstanding shares of Metro), and Metro, in turn, pledged 242,000 shares of APPC, which represents 88% of Metro's 27.5 % interest in APPC.

As at October 8, 2001, the amount of principal, accrued interest and premium due to the Debenture holders was approximately U.S.$37,100,000 ($59,000,000). Each of Olympus, Crew and John Darch entered into support agreements dated October 8, 2001 with the Company, amended December 4, 2001 (individually the "**Olympus Support Agreement**", **Crew Support Agreement"** and "**Darch Support Agreement**", respectively, and collectively the "**Support Agreements**"), pursuant to which the maturity date of the Debentures was extended to February 28, 2002 and the conversion price at which the Principal amount of the Debentures, including accrued interest and premium payable, has been set at $0.20 per Common Share. The Crew Support Agreement and the Darch Support Agreement were further amended January 17, 2002. The Support Agreements require the Company to complete a rights offering up to $30,000,000, however, the Support Agreements do not require any minimum amount to be raised on the rights offering, subject to the Offering Commitments. The purpose of the Rights Offering is to fund the Company's medium term development obligations. The Company issued a further supplemental indenture dated October 8, 2001 (the "**Fourth Supplemental Indenture**") incorporating the new maturity date and changing the interest rate on the principal amount of the Debentures and accrued interest, but not the accrued premium, to 14% per annum, from and including October 13, 2001 to the new maturity date.

The Company has previously agreed to gross up the Debenture Holders residing outside Canada for any Canadian tax required to be withheld in connection with the payment or deemed payment of interest and premium on conversion or full settlement of the Debentures. The Company had previously estimated the amount of the withholding tax to be up to U.S.$3.9 Million (approximately Cdn$6.1 Million), based on the amount of interest and premium payable as at February 28, 2002. The Debenture Holders have now provided additional information that will allow the tax liability to be reduced to U.S.$1.9 Million (approximately Cdn$2.9 Million). Subject to tax rulings, this tax liability on conversion or full settlement of the Debentures may be further reduced.

By an agreement dated for reference February 5, 2002 (the "**Amending Agreement**") between Olympus and the Company, the February 28, 2002 maturity date of the Debentures was extended to April 1, 2002, interest on the Debentures will continue to accrue until the earlier of the date of payment or the date of the Debenture Conversion, however, notwithstanding the additional interest payable, the maximum number of shares issuable upon the Debenture Conversion will not exceed 320,456,390 shares. The Debentureholders will not participate in the Rights Offering, save for Olympus which has agreed to provide the Stand-by Commitment. Olympus holds a sufficient number of Debentures to cause the amendment to the Trust Indenture to be approved by resolution of the Debentureholders and has agreed to vote in favour of conversion subject to the following conditions:

(a) The Company is required to complete a rights offering up to $30,000,000, however, the Support Agreements do not require any minimum amount to be raised on the rights offering, subject to the Offering Commitments;

(b) The Company's Board of Directors on completion of the Debenture Conversion consisting of three nominees as representatives of Olympus, one nominee as representative of management and one nominee as representative of Crew;

(c) The Company continuing into the Province of New Brunswick (which was approved by the Company's shareholders at an Extraordinary General Meeting held on January 7, 2002 and is expected to occur on or before the closing of the Offering);

(d) The Company granting to Olympus an undertaking that as long as the Debentureholders exercise control over not less than 25% of the outstanding Shares of the Company, management of the Company will put forward for election as Directors at each shareholders' meeting following conversion and solicit and vote proxies for those qualified nominees put forward by Olympus;

(e) A voting agreement has been entered into between Olympus and the other Debentureholders providing that the Debentureholders will vote, as directed by Olympus, in respect of:

    (i) the slate of Directors put forward by Olympus for election at the Company's shareholders' meetings from time-to-time provided the Debentureholders have no positive obligation to vote in favour of any management nominees or nominees of Crew;

    (ii) any proposed amendments to the Memorandum and Articles of the Company;

    (iii) approval of any stock options or other executive compensation plan;

    (iv) the appointment of auditors; and

    (v) any other fundamental changes in the Company requiring shareholder approval;

and the voting agreement contains restrictions over an 18 month period on the resale of Common Shares received by Debenture holders pursuant to the Debenture Conversion. See "Escrowed or Restricted Securities".

(f) The approval of all necessary regulatory authorities having jurisdiction in the matter. The TSE has conditionally approved the Debenture Conversion and listing of 320,456,390 Common Shares issuable upon the Debenture Conversion subject to the filing of supporting documentation and closing no later than April 4, 2002.

(g) All required approvals by the Company's shareholders. The Company's shareholders at an Extraordinary General Meeting held January 7, 2002 approved (1) the issuance of up to 320,456,390 Common Shares on the Debenture Conversion, based on the total amount of the Debentures, including accrued interest and premium of $64,091,278 as at February 28, 2002; and (2) the Continuance.

(h) The Company will issue Common Shares upon the Debenture Conversion equal to the amount due as at February 28, 2002 expected not to exceed $64,091,278 (U.S.$38,843,199). The balance is comprised of $40,359,000 (US$24,460,000) in principal, $17,123,896 in accrued interest (U.S.$10,378,119) and $6,608,382 (US$4,005,080) in accrued premium. Additional interest to be incurred from March 1, 2002 to April 1 (the new maturity date), inclusive, will be approximately U.S.$450,000. A total of 320,456,390 Common Shares would be issued on the Debenture Conversion assuming an exchange rate of U.S.$1 equals Cdn$1.65.

On completion of the Debenture Conversion, Olympus will be the controlling shareholder of the Company, holding between 43.3% and 59.2% depending on the number of Rights exercised. See "Principal Shareholders" for further information about Olympus.

INTERIM FINANCING

Pre-conditions to the Interim Financing have been met, namely that the Company's shareholders approve the Debenture Conversion and the issuance of the Debenture Conversion Shares to the Debentureholders, and the TSE accept the Debenture Conversion. Subject to the terms of the Interim Financing, Crew and Olympus have agreed to advance up to $1.0 million in the aggregate to the Company as Interim Financing. The Interim Financing shall be advanced, as required, as to 80% from Olympus and 20% from Crew and is due and payable by the Company on the earlier of the completion of the Offering and April 1, 2002. The Interim Financing bears interest at a rate of 10% per year compounded semi-annually. The Company has drawn $361,597 of the Interim Financing as of the date of this Prospectus.

Crew and Olympus may satisfy their respective obligations to pay for Units acquired pursuant to the Offering Commitments by setting off on a pro rata basis, against the Subscription Price of such Units, the Company's obligation to repay any Interim Financing provided by Crew and Olympus, with the balance of the Unit Price to be paid in cash. See "Offering Commitments" and "Use of Proceeds".

USE OF PROCEEDS

The Company intends to use the proceeds of a minimum of $9,750,000, and a maximum of $29,796,670 (after deducting expenses of the Offering estimated to be $250,000) in the following order of priority:

Available Funds	Minimum Subscription of $10 Million	Maximum Subscription
Working capital as at January 31, 2002	500,000	500,000
Proceeds of Rights Offering (1)	9,750,000	29,796,670
Total Available Funds	10,250,000	30,496,670

(1) Net of offering costs estimated at $250,000. As there is no minimum subscription, the Company is only assured of receiving $10,000,000 pursuant to the Offering Commitments.

Principal Purposes (1)	Minimum Subscription of $10 Million	Maximum Subscription
Repayment of Interim Financing (2)	400,000	400,000
Maximum estimated withholding taxes payable to the Govt. of Canada after conversion of Debentures	2,900,000	2,900,000
Minimum remaining expenditures under SPLs (3)	470,400	470,400
Administrative Costs(4)	3,000,000	3,000,000
Development costs (5)	3,479,600	23,726,270
	10,250,000	30,496,670

(1) Assumes Debentures, accrued interest and premium have been converted into Common Shares.

(2) $361,597 has been advanced as of the date of this Prospectus. See "Interim Financing" and "Interest of Management and Others in Material Transactions.

(3) The Company was granted SPLs by the Department of Mineral Resources of Thailand. These SPLs require the Company to spend an aggregate US$480,000 over two years. As at the date of this Prospectus, the Company had spent US$186,000.

(4) Includes monthly current average admin costs of $250,000 for the Company and its subsidiaries.

(5) Will be applied towards the cost of Company's medium term obligations to reach a mine construction decision in respect of the Somboon Project.

If all the Rights are subscribed and all the Warrants are exercised prior to the Warrant Expiry Date, an additional $60,093,341 will be received by the Company. It is expected that these proceeds, if received, would be applied towards the Company's share of the cost of reaching a mine construction decision and towards the Company's share of the equity requirements for the construction of the proposed Somboon mine. There is, however, no assurance that any Warrants will be exercised. Even if all the Rights were sold and all the Warrants were exercised, the Company would still require other Project participation to fund the Somboon Project and there is no assurance that such participation can be negotiated on terms favourable to the Company or at all.

The Company intends to spend the funds available to it as stated in this Prospectus. There may be circumstances, however, where, for sound business reasons, a reallocation of funds may be necessary.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT'S DISCUSSION AND ANALYSIS

The selected information for the most recently completed financial year set forth below has been derived from and should be read in conjunction with the 2001 Annual Financial Statements of the Company. See "Financial Statements" contained in this Prospectus.

The following table provides comparative data for the three most recently completed financial years and the six month periods ended August 31, 2001 and August 31, 2000.

	Six month period ended August 31, 2001 (unaudited)	**Six month period ended August 31, 2000 (unaudited)**	**Fiscal Year Ended 2001[(1)] (audited)**	**Fiscal Year Ended 2000[(1)] (audited)**	**Fiscal Year Ended 1999[(1)] (audited)**
Interest and other Income	$28,210	$100,819	$172,825	$197,465	$522,263
Net Loss	($8,131,661)	$($6,303,008	($16,432,453)	($11,749,422)	($9,993,352)
Net Loss Per Share	($0.14)	$(0.12)	($0.30)	($0.22)	($0.20)
Total Assets	$96,136,739	$96,131,200	$95,752,537	$98,714,506	$97,620,184
Net Assets	$17,511,945	$32,715,592	$22,586,147	$39,018,600	$44,744,819
Total Current Liabilities	$62,276,335	$126,457	$56,817,931	$8,404,332	$559,894
Total Long-term Liabilities	$16,348,459	$63,289,151	$16,348,459	$51,291,574	$52,315,471
Total Liabilities	$78,624,794	$63,415,608	$73,166,390	$59,695,906	$52,875,365
Share Capital	75,236,994	$72,179,535	72,179,535	72,179,535	66,156,332
Deficit	62,710,488	$44,449,382	54,578,827	38,146,374	26,396,852
Shares Outstanding	60,093,341	54,467,705	54,467,705	54,467,705	52,004,705

(1) Years ended February 28 or 29. During the fiscal year ended 2001, the Company adopted the new accounting policy recommendations for recording future income taxes as described in note 3 of the Company's Audited Financial Statements. This change has been applied retroactively. Assets and liabilities increased by $16,348,459 respectively under the fiscal years ended 2000 and 1999.

During the fiscal year ended 1999, the Company acquired control of Metro Resources Company Limited ("**Metro**") and Asia Pacific Potash Corporation Ltd. ("**APPC**"). From the date of acquisition, the Company has been consolidating the accounts of these two companies. (See note 2(a) and note 5 of the Company's Audited Financial Statements.)

The following table sets forth selected quarterly financial information for the dates indicated.

	Quarter Ended			
	February 28, 2001	November 30, 2000	August 31, 2000	May 31, 2000
Interest and other Income	30,958	41,048	57,541	43,278
Net Loss	6,863,773	3,265,672	2,650,891	3,652,117
Net Loss Per Share	0.12	0.06	0.05	0.07

	Quarter Ended			
	February 28, 2000	November 30, 1999	August 31, 1999	May 31, 1999
Interest and other Income	94,664	18,603	39,037	45,161
Net Loss	2,458,352	3,397,106	3,131,096	2,762,868
Net Loss Per Share	0.04	0.07	0.06	0.05

Management's Discussion and Analysis

The following discussion should be read in conjunction with and as qualified by the financial statements of the Company and the notes relating thereto, contained elsewhere in this Prospectus. See "Financial Statements".

Results of Operations

Six Month Periods ended August 31, 2001 and August 31, 2000

The net loss for the six month periods ended August 31, 2001 and 2000 were $8,131,661 and $6,303,008 respectively.

The reversal of the foreign exchange from a gain in 2000 to a loss in 2001 accounted for $1,276,424 of the increase in the loss incurred by the Company. The Convertible Debentures, accrued interest and premium payable are denominated in U.S.$ and foreign exchange gains or losses are incurred with the fluctuations in the U.S.$ / Cdn$ exchange rate. The Company has no hedging program in place against increases or decreases in the U.S. Dollar versus the Canadian Dollar.

Salaries expense increased by $720,935 over the previous six months due to a termination settlement reached between the Company and the former Chairman and CEO who resigned on March 23, 2001. The entire settlement, worth approximately $900,000 was recorded during the first quarter of the fiscal year ending on February 28, 2002 and it is payable on a monthly basis between April 2001 and May 2003. This increase was partly offset by a reduction in other positions.

Accounting, legal, promotion and travel decreased against comparative figures. The decreases were due to reduced business activities and travel as a result of limited resources and the Company's primary focus on resolving the Debenture issue. This was partly offset by an increase in consulting fees with the hiring of consultants to keep the development of the Somboon Project moving forward. Amortization of deferred financing costs also decreased. The amortization period of these charges was extended with the extension of the maturity for the Debentures in July 2000.

Activities relating to the development of the Somboon Project included continuing permitting work to allow the Company to apply for mining licences, on-going public consultation programs and other selected on-going development work to meet the requirements of the Atchayabats discussed below.

Purchase of the remaining land for the surface facilities was put on hold. The only current activity relating to land is its maintenance.

In June 2001, the Company received Special Atchayabats from the Department of Mineral Resources of Thailand. This allows the Company to continue holding the necessary rights for the deposits and to proceed to the next stage of securing the Prathanabats.

Fiscal Years Ended February 28, 2001 and February 29, 2000

Net loss for the fiscal year ended February 28, 2001 was $16,432,453 (2000 - $11,749,422), an increase of $4,683,031. The Company recorded interest charges of $12,068,490, an increase of $2,715,264 over the previous fiscal year that occurred principally as a result of an increase in interest and premium charges for the Convertible Debentures.

For the fiscal year ended February 28, 2001, the Company recorded a foreign exchange loss of $889,631 compared to a foreign exchange gain of $956,032 in the fiscal year ended 2000, a change of $1,845,663. The Convertible Debentures, accrued interest and premium are denominated in US Dollars. The Canadian Dollar depreciated in value relative to the US Dollar beginning in October 2000.

Income tax recovery decreased by $771,708. With the implementation of the new future income tax policy, income taxes were recorded for all years under review. Actual cash payments for taxes were $25,804 (2000 - $14,025).

During the fiscal year ended February 28, 2001, the Company expended $1,401,747 (2000 - $1,286,161) to address remaining technical issues and permitting for the proposed Somboon mine. The Company also expended $47,896 (2000 - $891,371) on acquiring land to house the surface facilities for the proposed Somboon mine.

Fiscal Years Ended February 29, 2000 and February 28, 1999

Net loss for the fiscal year ended February 29, 2000 was $11,749,422 (1999 - $9,993,352), an increase of $1,756,070.

Interest and other income decreased by $324,798 due to a lower average cash balance on hand.

Deferred financing costs and interest charges increased by $560,105 and $3,717,706 respectively from the previous fiscal year as it was the first full year in which the Convertible Debentures were outstanding compared to 6.5 months in fiscal year ended 1999.

Accounting and legal fees decreased by $113,269, consulting fees decreased by $375,819 and promotion and travel costs decreased by $374,939. These costs were higher in fiscal year ended 1999 due to the evaluation of various alternative financings for the potash concession.

For fiscal year ended February 29, 2000, the Company recorded a foreign exchange gain of $956,032 compared to a foreign exchange loss of $713,559 in fiscal year ended February 28, 1999, a net change of $1,669,591. The reversal in the foreign exchange account was caused by the Debentures, accrued interest and premium that are denominated in US Dollars. In fiscal year ended February 28, 1999, after the debentures were issued, the Canadian Dollar initially decreased in value relative to the US Dollar but it increased in value during fiscal year ended February 29, 2000.

Liquidity and Capital Resources

During the period ended August 31, 2001, the Company completed a private placement of $3,057,459 net of expenses which allowed the Company to continue operations and allowed management time to refinance or renegotiate the terms of the Convertible Debentures that were to mature on October 13, 2001. Excluding the repayment of the Debentures, the Company expected to have sufficient working capital to operate until December 2001.

Subsequent to August 31, 2001, the Company announced it reached an agreement for the conversion of the Convertible Debentures and plans for funding project development requirements.

The maturity of the Convertible Debentures has been extended to February 28, 2002. After October 12, 2001, the principal balance and accrued interest but not the premium now bear interest at a rate of 14% per year until February 28, 2002.

The total amount owing to the Debenture Holders is to be converted into Common Shares of the Company on February 28, 2002 at a price of $0.20 per share. In addition, the Company has agreed to undertake a rights issue to raise up to $30 Million. Olympus will provide a standby facility of $5 Million and Crew Development Corporation will exercise its rights ($4 Million) and provide a standby facility of $1 Million. The standby facilities will be drawn, up to these agreed maximums, in the event the rights issue is not fully subscribed for by other shareholders. This arrangement will ensure that the Company will raise a minimum of $10 million of additional cash.

Olympus and Crew are to provide up to $800,000 and $200,000, respectively, in Interim Financing by way of a loan to allow the Company to operate and meet its short-term commitments until the closing of the Rights Offering. Amounts drawn under this Interim Financing will bear interest at a rate of 10% per year compounded semi-annually until repaid from the proceeds of the Rights Offering

The funds raised in the Offering will be used towards the completion of the final Somboon development plan estimated at U.S.$19.4 Million over a period of 18 months (includes general and administrative costs for the same period) and the settlement of the withholding taxes to the Government of Canada on the amount of interest and premium paid or deemed paid to the Debenture holders on conversion to common shares of the Company. The actual amount to be paid is dependent on tax rulings on the jurisdictions of the Debenture Holders and it is expected to be no more than $2.9 Million. The development budget includes the required U.S.$5 Million mining licence fee payable once the Company has obtained it.

Beacon Group Advisors Inc., has been retained to locate companies which may be interested in a possible equity investment.

Immediate efforts are now being made to strengthen the existing management team. The international recruiting firm of TMP Worldwide Executive Search has been retained by Olympus to identify the best possible candidates for the most critical position, that of Chief Executive Officer to be based in Bangkok, Thailand.

The Conversion of the Convertible Debentures is subject to certain conditions including closing of the

Rights Offering (of which a minimum of $10,000,000 has been committed) as set out under "Convertible Debentures". In the event these conditions are not fulfilled and the time for Debenture Conversion is not extended, the Company will be in default of the Convertible Debentures after February 28, 2002, insolvent and unable to fund its continued development of the Somboon Project. The Company would then likely have to cease operations and file for bankruptcy.

Regardless of the amount of equity raised in conjunction with the Offering, the Company will need to raise additional funds and secure other Project participation to finance the cost of reaching a mine construction decision for the Somboon Project and to construct the Somboon mine.

The Company has no hedging program in place against increases or decreases in the U.S. Dollar versus the Canadian Dollar.

Outlook

The Company's ability to fund the substantial costs of reaching a mine construction decision for the Somboon Project and the construction of the proposed Somboon mine is dependent on the Company's ability to raise sufficient equity and debt financing and to obtain other Project participation, in addition to the proceeds from the Rights Offering. There are no assurances that the Company can raise from the Rights Offering significantly more than the $10 Million committed by Olympus and Crew or that other additional financing will be available to the Company.

DIVIDENDS

The Company has not since its incorporation paid any cash dividends on any of its Common Shares save that during the fiscal year ended February 28, 1994, the Company paid a dividend in kind to each shareholder of the Company representing one share of Canadian Crew Energy Corporation (now "**Crew Development Corporation**") with a book value of $0.705 per share for each fifteen common shares of the Company held on June 15, 1993. A total of 1,856,944 Crew shares were so distributed. The Company has no present intention to pay dividends.

The future dividend policy would be determined by the Board of Directors of the Company on the basis of future earnings, financial requirements, and other relevant factors.

DESCRIPTION OF SHARE CAPITAL

The authorized capital of Asia Pacific consists of 2,000,000,000 shares without par value of which 60,093,341 Common Shares are issued and outstanding as at the date hereof.

The Common Shares are without nominal or par value. The holders of Common Shares are entitled to one vote per share at all meetings of shareholders of Asia Pacific and to receive dividends, if, as and when declared by the Board of Directors of Asia Pacific. In the event of voluntary or involuntary liquidation, dissolution or winding-up after payment of all outstanding debts, the remaining assets of Asia Pacific available for distribution shall be distributed to the holders of Common Shares. The holders of Common Shares will have no pre-emptive, redemption or conversion rights.

CONSOLIDATED CAPITALIZATION

The following table and the notes thereto set forth the capitalization of Asia Pacific as at the dates indicated and as adjusted giving effect on a pro forma basis to the exercise of the Rights and the

Debenture Conversion (without giving effect to the exercise of any warrants or options) the following table should be read in conjunction with and is qualified in its entirety by reference to the Financial Statements appearing elsewhere in this Prospectus.

Designation of Security	Amount Authorized	Outstanding as at February 28, 2001 (Audited)	Outstanding as at August 31, 2001 (unaudited)	Pro-forma as at April 1, 2002 (unaudited) (1)
Common	2,000,000,000	($72,179,535) (54,467,705 Common Shares)	($75,236,994) (60,093,341 Common Shares)	($169,124,942) (530,783,083 Common Shares)
Warrants (2)	N/A	($0) 1,200,000 warrants to purchase 1,200,000 Common Shares	($0) 6,825,636 warrants to purchase 6,825,636 Common Shares	155,858,988 warrants to purchase 155,858,988 Common Shares ($Nil)
Rights	N/A	Nil	Nil	Nil
Current liabilities, including current portion of long-term debt (3)		$56,817,931	$62,276,335	Nil
Total Shareholders Equity (4)		$22,586,147	$17,511,945	$111,399,893 (530,783,083 Common Shares)

1. Reflects the issuance of 60,093,341 Rights for proceeds of $29,796,670 net of Offering expenses estimated at $250,000 and the issuance of 150,233,352 Common Shares assuming the exercise of all Rights, but without giving effect to the exercise of up to 150,233,352 Warrants (see "Plan of Distribution") or warrants issued pursuant to a prior private placement (see "Prior Sales"), and the issuance of up to 320,456,390 Common Shares on conversion of up to $64,091,278 pursuant to the Debenture Conversion.
2. Reflects the issuance of 150,233,352 Warrants assuming the exercise of all Rights pursuant to the Offering and the 5,625,636 warrants issued pursuant to a prior private placement. Warrants to purchase 1,200,000 Common Shares of the Company at $3.60 per Share expired on November 10, 2001.
3. The pro-forma unaudited current liabilities takes into account the repayment of the indebtedness under the Convertible Debentures upon completion of the Debenture Conversion and the repayment of any Interim Financing.
4. There is no assurance that, other than the Rights to be exercised pursuant to the Offering Commitments, any Rights will be exercised or any of the Warrants or Options will be exercised.

OPTION TO PURCHASE SECURITIES

As at January 31, 2002, 4,343,000 options are held by all current executive officers of the Company and its subsidiaries as a group, all Directors (but not executive officers) as a group, all employees as a group, and all consultants as a group, as follows:

	Number of Securities	Exercise Price	Market Value of Securities on the Date of Grant	Number in the Group
Executive Officers of the Company	295,000 130,000 319,000 120,000 80,000 944,000	$3.15 $2.35 $2.98 $4.00 $3.35	$3.15 $2.35 $2.98 $4.00 $3.35	4
Directors of the Company	600,000 1,125,000 946,000 250,000 250,000 3,171,000	$3.15 $2.35 $2.98 $4.00 $3.35	$3.15 $2.35 $2.98 $4.00 $3.35	4
Executive Officers, Directors, employees and Consultants of subsidiaries of the Company	Nil	-	-	0
Employees of the Company	40,000 5,000 44,000 15,000 104,000	$3.15 $2.35 $2.98 $4.00	$3.15 $2.35 $2.98 $4.00	2
Consultants of the Company	100,000 44,000 144,000	$3.15 $2.98	$3.15 $2.98	1

(1) There are no options currently held by past executive officers, directors or employees or consultants of the Company or its subsidiaries.

Prior Sales

During the twelve months prior to the date of this Prospectus, the Company sold by way of private placement, for cash, a total of 5,625,636 Units at $0.55 per unit with each unit consisting one Common Share and one warrant, each warrant entitling the holder to purchase an additional Common Share of the Company at an exercise price of $1.00 per Common Share until May 31, 2002.

Stock Exchange Price

The Common Shares of the Company are listed on the TSE. The following is a summary of the market price and trading volumes of the Common Shares on the TSE.

Month	High	Low	Volume
2002			
February 1-5	$0.22	$0.19	274,000
January	$0.25	$0.19	751,000
2001			
December	$0.33	$0.14	5,859,900
November	$0.31	$0.18	3,442,500
October	$0.50	$0.28	1,382,700
September	$0.58	$0.34	693,400
2nd Quarter FYE 2002(1)	$1.05	$0.47	4,696,200
1st Quarter FYE 2002	$0.90	$0.47	1,602,900
4th Quarter FYE 2001	$1.25	$0.82	3,821,305
3rd Quarter FYE 2001	$1.42	$0.82	6,253,726
2nd Quarter FYE 2001	$1.70	$1.20	4,545,656
1st Quarter FYE 2001	$2.00	$1.26	5,881,831
4th Quarter FYE 2000	$2.35	$1.45	12,937,544

(1) "FYE" means fiscal year end.

ESCROWED OR RESTRICTED SECURITIES

Pursuant to the Support Agreements, certain shareholders of the Company and Olympus have agreed to the following restrictions on their shares, which will apply except where an offer or proposal is made to the shareholders of the Company generally.

1. John Darch, his associates and affiliates, and Crew, its associates and subsidiaries, agreed that:

    (a) for a period of two months, they will not sell any of their Common Shares;

    (b) for a period of 18 months, in any six month period, they will not sell any more than one-third of the Common Shares he or they hold following completion of the Offering (excluding any Warrant Shares which may be acquired on exercise of the Warrants); and

    (c) for a period of 18 months, they will not sell Common Shares comprising 10% or more of the outstanding Common Shares to any purchaser or group of purchasers acting jointly or in concert, unless the trade is effected through a stock exchange and does not constitute a pre-arranged trade to any of the foregoing.

2. Olympus has agreed, and it is a condition of the Olympus Support Agreement that each other Debentureholder also agree, that upon and following the Conversion such Debentureholder :

    (d) for a period of two months, will not transfer, sell or assign that particular Debentureholder's Common Shares;

    (e) for a period of 18 months will not, transfer, sell or assign in any six month period, any more than one-third of that particular Debentureholder's Common Shares received upon the Conversion; and

    (f) for a period of 18 months, will not transfer, sell or assign that particular Debentureholder's Common Shares comprising 10% or more of the fully diluted outstanding Common Shares to any purchaser or group of purchasers acting jointly or in concert, unless the trade is effected through a stock exchange and does not constitute a pre-arranged trade to a single purchaser.

The following table sets forth details of the Common Shares of the Company that, to the best of the Company's knowledge, are subject to the Restrictions.

Name of Shareholder	No. of Restricted Shares upon Completion of the Offering[1]	Percentage of Outstanding Shares at the Completion of the Offering[2]
John Darch[3]	1,346,500[3]	0.25%
Crew[4]	33,000,000	3.8% to 7.7%[4]
Olympus[5]	230,057,817	43.71%
Debentureholders other than Olympus[5]	88,445,970	16.66%

(1) Based on information provided by the respective shareholders or Olympus and assuming completion of the Offering and the Debenture Conversion.

(2) Based on there being 530,783,084 Common Shares outstanding on completion of the Offering and the Debenture Conversion.

(3) John Darch is a director of the Company, a director, officer and shareholder of Crew, and a 50% shareholder of Crew Holdings Ltd which owns 4,742,375 Common Shares. The remaining 50% of the shares of Crew Holdings Ltd., which are owned by Gerald Wright, and is not subject to the Restrictions. Mr. Darch also owns options to purchase a further 2,119,000 Common Shares.

(4) Crew currently owns warrants to purchase a further 4,000,000 Common Shares at an exercise price of $1.00 per share until May 31, 2002. Crew will hold 33,000,000 Shares (7.7% of the issued capital) if none of the Rights are exercised by other Shareholders, the Offering Commitments are completed and Debenture Conversion occurs. Crew will hold 28,000,000 Common Shares (being approximately 3.8%) if all the Rights are exercised by the Company's shareholders with no oversubscription, the Stand-by Commitment is not required and the Debenture Conversion occurs. See "Principal Shareholders".

(5) To be received on completion of the Debenture Conversion.

PRINCIPAL SHAREHOLDERS

The following table sets forth the particulars, as at the date hereof, with respect to those persons who, to the knowledge of the directors of the Company, beneficially own or exercise control or direction over more than 10% of the Shares.

Name of Shareholder	Type of Ownership	Approximate number of Common Shares held	Percentage of Outstanding Common Shares
Crew Development Corporation[1]	Beneficial	8,000,000	13.3%

(1) Crew also holds warrants to purchase 4,000,000 Common Shares at $1.00 per Common Share until May 31, 2002. See "Plan of Distribution – Offering Commitments" for more information regarding Crew.

Crew will acquire up to 10,000,000 Units pursuant to the Crew Commitments and Olympus will acquire up to 10,000,000 Units pursuant to the Stand-by Commitment and approximately 230,057,817 Common Shares pursuant to the Debenture Conversion. Crew will hold 33,000,000 Shares (7.7% of the issued capital) if none of the Rights are exercised by other Shareholders, the Offering Commitments are completed and Debenture Conversion occurs. Crew will hold 28,000,000 Common Shares (being approximately 5.3%) if all the Rights Offering is fully subscribed, the Standby Commitments is not required and the Debenture Conversion occurs. Upon completion of the Debenture Conversion, (calculated on the basis of a U.S.$1.65/Cdn$1.00 exchange rate and subject to the U.S.$/Cdn$ exchange in effect at the time of conversion), Olympus would hold approximately 230,057,817 Common Shares (43.3%) if no Standby Commitment is required and the Rights Offering is fully subscribed and 255,057,817 (59.2%) of the Company's issued and outstanding Shares if all of the Offering Commitments are required and none of the Rights are exercised by the Company's shareholders. In addition, the other Debentureholders will receive 88,445,970 Common Shares on the Debenture Conversion for an aggregate holding of the Debentureholders of 345,456,390 (80.2%) Common Shares if the minimum subscription on the Rights Offering is received or 320,456,390 (60.2%) if the Rights Offering is fully subscribed and the Standby Commitment is not required.

Olympus is a limited partnership organized under the laws of the Cayman Islands. The general partner in Olympus is controlled by Olympus Capital Holdings Asia ("**Olympus Capital**"), a direct investment firm that targets significant investments in companies operating in Asia. Olympus Capital currently has 20 investment and operating professionals located in Hong Kong, Tokyo, Seoul and New York. Olympus Capital manages over$500 million, and has invested over $400 million of capital in over 15 portfolio companies on behalf of third-party funds and co-investors. The sole limited partner in Olympus is ZAM Holdings, L.P., an investment fund managed by Ziff Brothers Investments ("**ZBI**") for the Ziff family. Capitalized with proceeds from the 1985 and 1994 sales of the Ziff family's publishing assets, ZBI has several billion U.S. Dollars under management.

DIRECTORS AND OFFICERS

The following table sets forth the name, municipality of residence, the office held (if any) with the Company and details of principal occupation held in the past 5 years of each of the directors and officers of the Company:

Name, Municipality of Residence and Position	Principal Occupation or Employment and, If Not a Previously Elected Director, Occupation During the Past 5 Years	Previous Service as a Director	Number of Common Shares Beneficially Owned or, Directly or Indirectly, Controlled [1]
ROBERT G. CONNOCHIE[2][3] Cos Cob, Connecticut CEO/PRESIDENT/ DIRECTOR	CEO and President of Asia Pacific Resources Ltd.	1995	192,000[4]
PETER WONG Vancouver, BC ACTING CFO	Financial Controller of Asia Pacific Resources Ltd.	None	Nil [5]
JOHN M. DARCH West Vancouver, B.C. DIRECTOR	Chairman and Chief Executive Officer of Crew Development Corporation; previously, Co-Chairman of Asia Pacific Resources Ltd.	1987	1,346,500[6]
PETER D. BARNES [3], [7] North Vancouver, B.C. DIRECTOR	President and Chief Financial Officer of Crew Development Corporation; previously, Chief Financial Officer of Asia Pacific Resources Ltd.;	1996	15,500 [8]

WAYNE H. FALLIS [3], [7] West Vancouver, B.C. DIRECTOR	President of Global Enterprises Intl. Inc. (international shipping and trading)	1993	145,000 [9]
DAVID R. WILLIAMSON [7] London, England DIRECTOR	Former Managing Director of David Williamson & Associates (mining analyst and investment banker)	1994	50,000 [10]
PETER R. ACKERMAN Berlin, Germany DIRECTOR	Businessman; practicing attorney in Berlin, Germany	2000	3,163,500[11]
DONALD P. HAGUE North Vancouver, B.C. DIRECTOR/Vice President Engineering	Professional Engineer; employee of Asia Pacific Resources Ltd.	2000	5,000 [12]

1. Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at January 31, 2002, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such Common Shares are held directly. Does not include options to purchase Common Shares.
2. Effective January 29, 2002, Mr. Connochie's role as Chairman was terminated. No one has been appointed to replace Mr. Connochie as Chairman as of the date of this Prospectus.
3. Member of the Compensation Committee established on March 22, 2001.
4. Robert Connochie currently holds exercisable options to purchase 452,000 Common Shares.
5. Mr. Wong currently holds exercisable options to purchase 119,000 Common Shares.
6. Mr. Darch also owns 50% of Crew Holdings Ltd. which owns 4,742,375 Common Shares. John Darch currently holds exercisable options to purchase 2,119,000 Common Shares.
7. Member of the Audit Committee.
8. Peter D. Barnes currently holds exercisable options to purchase 526,000 Common Shares.
9. Wayne Fallis currently holds exercisable options to purchase 278,000 Common Shares.
10. David Williamson currently holds exercisable options to purchase 248,000 Common Shares.
11. Common Shares are held by an investment group of which he is a member.
12. Donald Hague currently holds exercisable options to purchase 218,000 Common Shares.

The Support Agreements provide that new directors will be appointed, consisting of three nominees as representatives of Olympus and one nominee as representative of management. Olympus expects that two of the directors nominated by it will be Edan Lee and Daniel Mintz. Information regarding these two proposed directors is provided below. The Company is not aware at the present time of who the remaining nominees will be.

Name, Municipality of Residence and Position	**Principal Occupation or Employment and, If Not a Previously Elected Director, Occupation During the Past 5 Years**	**Previous Service as a Director of Asia Pacific**	**Number of Common Shares Beneficially Owned or, Directly or Indirectly, Controlled** [1]
Edan K. Lee Repulse Bay, Hong Kong	Managing Director of Olympus Capital Holdings Asia	None	None [2]
Daniel R. Mintz New York City, New York	Managing Director of Olympus Capital Holdings Asia	None	None [2]

(1) Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at

January 31, 2002, based upon information furnished to the Company by the individuals named above.

(2) Olympus is a limited partnership organized under the laws of the Cayman Islands. Olympus Capital is the general partner of and controls Olympus. Olympus will own between 43.3% and 59.2% on completion of the Debenture Conversion, depending on the number of Rights subscribed . See "Principal Shareholders".

Olympus Capital has provided the following background information respecting Mr. Lee and Mr. Mintz:

Edan Lee is a Managing Director of Olympus Capital Holdings Asia, responsible for equity investments made throughout the region. Prior to joining Olympus Capital, Mr. Lee was Project Director for AES China Generating Co., where he developed large-scale infrastructure projects in mainland China and secured limited recourse debt financings for them. Previously, he was a management consultant with McKinsey & Co. in the United States and Australia. Mr. Lee holds an MBA from the Stanford Graduate School of Business and undergraduate degrees from Rice University.

Daniel R. Mintz is a Managing Director at Olympus Capital and has more than 15 years of experience in private equity investments as well as mergers and acquisitions in Asia and the United States. He was formerly head of Asia for Morgan Stanley Capital Partners, the private equity arm of Morgan Stanley, now Morgan Stanley Dean Witter. Mr. Mintz was a member of the worldwide Investment Committee of MSCP, which managed over $4 billion of private equity capital, where he served as a director on a number of boards of portfolio companies in the U.S. and Asia. Mr. Mintz holds an MBA from the Stanford Graduate School of Business Administration and an AB degree magna cum laude from Brown University.

Corporate Cease Trade Orders or Bankruptcies

No Director, officer or promoter of the Company is or, within the ten years prior to the date of this Prospectus, has been a Director, officer or promoter of any other company that, while that person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the company access to any statutory exemptions for a period of more than 30 consecutive days, or was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Penalties or Sanctions

No Director, officer or promoter of the Company has, within the ten years prior to the date of this Prospectus, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion, formation or management of a publicly traded company, or involving fraud or theft.

Individual Bankruptcies

No Director, officer or promoter of the Company has, within the ten years prior to the date of this Prospectus, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Conflicts of Interest

Certain of Asia Pacific's directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which Asia Pacific may participate, the directors of Asia Pacific may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of Asia Pacific's directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. Under the applicable laws, the directors of Asia Pacific are required to act honestly, in good faith and in the best interests of Asia Pacific. In determining whether or not Asia Pacific will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which Asia Pacific may be exposed and its financial position at that time.

EXECUTIVE COMPENSATION

The following table (presented in accordance with the rules ("**the Rules**") made under the *Securities Act* (British Columbia) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed fiscal years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer as at February 28, 2001 and the other four most highly compensated executive officers of the Company as at February 28, 2001 whose individual total compensation for the most recently completed fiscal year exceeded $100,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed fiscal year (collectively "**the Named Executive Officers**").

Summary Compensation Table

Name And Principal Position	Year	Annual Compensation			Long Term Compensation			All other Compensa-tion ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Option/ SARs granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
Gerald D. Wright[(1) (2) (3)] C.E.O./Co-Chairman	2001	120,000	-	199,679 [(2)]	2,119,000	-	-	-
	2000	-	22,406	307,997 [(2)]	2,119,000	-	-	-
	1999	-	19,096	278,200 [(3)]	1,969,000	-	-	-
Robert G. Connochie[(1)] President	2001	-	-	240,722	452,000	-	-	-
	2000	-	-	198,766	452,000	-	-	-
	1999	-	-	258,232	432,000	-	-	-
John M. Darch[(3)(4)] Co-Chairman	2001	-	12,570	359,103	2,119,000	-	-	-
	2000	-	22,406	448,361	2,119,000	-	-	-
	1999	-	19,096	278,200[(2)]	1,969,000	-	-	-

Keith Crosby[(5)] V.P. Exploration and Development of APPC, the Company's subsidiary	2001 2000	124,364 120,000	6,180 6,000	- -	155,000 155,000	- -	- -	- -
Donald P. Hague (6) Vice President Engineering	2001	88,428	4,410	30,000	218,000	-	-	-

1 Gerald D. Wright was appointed Chief Executive Officer on August 28, 1998 and resigned on March 22, 2001 as Chief Executive Officer and Co-Chairman. Gerald D. Wright received a severance settlement of approximately $900,000 payable on a monthly basis between April 2001 and May 2003. The entire severance was recorded in the first quarter of fiscal year ending February 28, 2002. On March 22, 2001, Robert G. Connochie was appointed the Company's Chief Executive Officer and Chairman of the Board. Effective January 29, 2002, Mr. Connochie's role as Chairman was terminated.

2 In addition for fiscal year ended February 28, 2001 and fiscal year ended February 29, 2000, $130,896 and $140,364 were paid, respectively, to a private Thai company for management services rendered to the Company's subsidiary, Asia Pacific Potash Corporation Ltd. Gerald Wright holds a minority interest in the Thai private company.

3 In addition, $279,000 for the 1999 fiscal year was paid to a private Thai company for management services rendered to the Company's subsidiary, Asia Pacific Potash Corporation Ltd. Gerald Wright and John Darch each, individually and in the aggregate, held a minority interest in the Thai private company.

4 John M. Darch resigned as Co-Chairman on October 31, 2000.

5 Keith Crosby was appointed as V.P. of Exploration and Development for Asia Pacific Potash Corporation Ltd. on February 24, 2000.

6 Donald P. Hague was appointed as V.P. of Engineering on March 1, 2000.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid.

Option/Stock Appreciation Rights ("SAR") Grants During the Most Recently Completed Financial Year

The Company did not grant stock options under a Stock Option Plan or otherwise during the most recently completed financial year to the Named Executive Officers.

Aggregated Options/SAR Exercises in Last Financial Year and Financial Year-End Option/SAR Values

The Named Executive Officers did not exercise any options in respect of the Company's Shares during the most recently completed financial year.

Option Repricings

The Company did not reprice any options or amend the terms of any option grants during the most recently completed financial year.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit or actuarial plan.

Termination of Employment, Changes in Responsibility and Employment Contracts

As at the fiscal year ended February 28, 2001, the Company had employment contracts through management services companies with the Named Executive Officers.

John Darch ceased to be a Named Executive Officer effective January 31, 2001. In September 2001, the Company agreed to retroactively pay Mr. Darch a monthly fee of 300,000 Baht ($10,500) from February 1, 2001 to September 30, 2001. A consulting contract with a private company controlled by Mr. Darch for the provision of services to the Company's subsidiary at a rate of 300,000 Baht (approx. $10,500) per month effective October 1, 2001 was terminated effective on January 10, 2002 however the board of directors of the Company has passed a resolution to reinstate the contract. Gerald Wright ceased to be a Named Executive Officer on March 22, 2001. The Company negotiated a termination agreement with Gerald Wright that entitles him to receive a termination package worth approximately $900,000, payable on a monthly basis from April 2001 to May 2003.

Effective March 1, 1998, the Company included clauses in the contracts with its executive officers providing for compensation in the event of the involuntary termination of employment (other than for cause) or in the event of the resignation or retirement for good reason (change in duties, responsibilities or status, or decrease in salaries or benefits) of the executive officer following a change in control of the Company.

Under the terms of these clauses, Robert G. Connochie is entitled to receive cash compensation equal to eighteen times his monthly minimum contract amount if he is terminated without cause or resigns or retires for good reason within 15 months of a change of control, and receive cash compensation equal to twelve times his monthly minimum contract amount if he is terminated without cause or resigns or retires for good reason more than 15 months but within 18 months of a change of control.

Effective March 1, 2000, the Company included clauses in the contract with Donald Hague, V.P. Engineering, that entitles him to receive cash compensation equal to one month of salary for each year of service, with a minimum compensation amount of six months of salary, if he is terminated without just cause. Within 24 months of a change of control, Donald Hague is entitled to receive a cash compensation equal to 18 times his monthly salary and other compensation payable by the Company and its subsidiaries if he is terminated without cause or resigns with good reason.

There will be a change of control on conversion of the Convertible Debentures. The Company could incur a liability of up to approximately $482,000 if there are changes to management within 15 to 24 months following a change of control.

Directors' Compensation

An annual fee of $10,000 for services as a Director is normally paid to each Director of the Company. No additional fees are paid for meeting attended. The annual fee for the fiscal year ended February 28, 2001 was deferred by the Board and subsequently paid in July 2001.

Stock Options

The Company presently does not have a formalized stock option plan for the granting of incentive stock options to its executive officers, employees or Directors. Grants are made to executive officers, employees or Directors on the basis of the number of options currently held, position, overall individual performance, anticipated contribution to the Company's future success and the individual's ability to influence corporate and business performance. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the executive officers, Directors and employees of the Company and to closely align the personal interests of such persons to the interests of the shareholders.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There is no indebtedness of any Director, executive officer, senior officer or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year, except as follows:

At the end of the fiscal year ended February 28, 2001, $291,798 was owed to the Company by two Directors. These funds were received by the Company in June 2001.

PLAN OF DISTRIBUTION

Rights and Units

The Company hereby issues to Shareholders of record at the close of business on the Record Date, February 20, 2002, one (1) Right for each Share so held. The Rights will be evidenced by a fully transferable Rights Certificate registered in the name of each Shareholder entitled thereto and setting out the total number of Rights to which such Shareholder is entitled. Each Right will entitle the holder to subscribe for one (1) Unit at the **Rights Exercise Price** on the terms and conditions described in this Prospectus. Each Unit will consist of two and one-half (2½) Shares and one (1) Warrant. Only subscriptions for whole Units will be accepted. No fractional Shares will be issued on the exercise of any Right nor will cash in lieu thereof be paid. In the event an odd number of Rights is exercised by a holder, the fractional Share will be rounded down to the next lowest whole number of Shares issueable on exercise of said Rights. Holders of Rights Certificates who exercise their Rights in full are also entitled to subscribe for Additional Units. See "Additional Subscription Privilege". No minimum level of exercise of Rights is required. Except as otherwise stated in this Prospectus, a Right does not entitle the holder thereof to any rights whatsoever as a shareholder of the Company. Each Warrant will entitle the holder thereof to subscribe for two and one-half (2½) additional Shares at the Warrant Exercise Price. Certificates representing the Warrants will be issued to the holder upon the exercise of the corresponding number of Rights.

Rights Certificates

A Rights Certificate and a copy of this Prospectus will be mailed to each registered holder of Shares of record as of the close of business on the Record Date who is resident in a Qualifying Jurisdiction. Rights Certificates of Shareholders resident outside of a Qualifying Jurisdiction (the "**Non-Qualifying Shareholders**") will be delivered to, and held and dealt with by, the Subscription Agent on behalf of the Non-Qualifying Shareholders. See "Certain Shareholders Resident Outside the Qualifying Jurisdictions".

Expiry Time

The Rights will expire at 4:00 p.m. (Vancouver time) on April 1, 2002 (the "**Rights Expiry Time**"). **RIGHTS NOT EXERCISED AT OR PRIOR TO THE RIGHTS EXPIRY TIME WILL BE VOID AND OF NO VALUE. The Warrants will expire at 4:00 p.m. (Vancouver time) on April 1, 2003 (the "Warrant Expiry Time"). WARRANTS NOT EXERCISED AT OR PRIOR TO THE WARRANT EXPIRY TIME WILL BE VOID AND OF NO VALUE.**

Additional Subscription Privilege

A holder of Rights who wishes to exercise all of such holder's Rights (by subscribing for all of the Units to which such Rights entitle such holder) may subscribe for Additional Units at the Rights Exercise Price (the "**Additional Subscription Privilege**"). The Additional Units will be allotted from the Units, if any, not subscribed and paid for pursuant to the exercise of Rights prior to the Rights Expiry Time. In the event there is not a sufficient number of Additional Units available to satisfy all requests made pursuant to the Additional Subscription Privilege, the Additional Units will be allotted on a *pro rata* basis to each holder exercising the Additional Subscription Privilege. See "How to Use the Rights Certificate - Additional Subscription Privilege".

U.S. Shareholders

The Rights offered hereby are exempt from registration under the U.S. Securities Act and all state securities laws, except in California where the Rights will be registered. The Shares and Warrants underlying the Rights and the Warrant Shares issuable upon exercise of the Warrants will be registered under the U.S. Securities Act and will be exempt from registration, or registered as required, under all state securities laws. The Rights, Shares, Warrants and Warrant Shares will be fully transferable and freely tradeable under U.S. federal and state securities laws except in California where certain transfer restrictions will apply (see below). Right Certificates will be forwarded to, and subscriptions accepted from, residents with a registered address in the United States of America, its territories and possessions.

The Rights, Shares, Warrants and Warrant Shares held by Shareholders residing in California will be subject to transfer restrictions imposed by Rules 260.141.10 and 260.141.11 promulgated under the California Corporate Securities Law of 1968, as amended. Each California Shareholder will receive a copy of these rules and each certificate representing securities transferred to a California resident will bear a restrictive legend in substantially the following form:

"It is unlawful to consummate a sale or transfer of this security, or any interest therein, or to receive any consideration therefor, without the prior written consent of the Commissioner of Corporations of the State of California, except as permitted in the Commissioner's rules."

Certain Shareholders Resident Outside the Qualifying Jurisdictions

Shareholders who are residents of jurisdictions other than the Qualifying Jurisdictions (the "**Non-Qualifying Shareholders**") will not be sent Rights Certificates. Instead, Non-Qualifying Shareholders will be sent a letter advising them that their Rights Certificates will be delivered to, held and dealt with by, the Subscription Agent for and on behalf of all Non-Qualifying Shareholders.

At or before the Rights Expiry Time, the Subscription Agent will attempt to sell the Rights evidenced by the Rights Certificates held by the Subscription Agent for and on behalf of Non-Qualifying Shareholders on the market on a reasonable efforts basis, on such date or dates and at such price or prices as the

Subscription Agent determines in its sole discretion. Instructions as to the sale, transfer or exercise of such Rights will not be accepted from the Non-Qualifying Shareholders. The Subscription Agent's ability to sell such Rights, and the price obtained for such Rights, will be dependent upon market conditions. The Subscription Agent will not be subject to any liability for failure to sell any of such Rights at a particular price or at all. The Subscription Agent will divide the net proceeds from the sale of such Rights (after deducting the brokerage commissions and any applicable withholding taxes, as instructed by the Company) *pro rata* among the Non-Qualifying Shareholders. The Subscription Agent will mail cheques to the Non-Qualifying shareholders at their addresses appearing on the records of the Company as soon as practicable after the Rights Expiry Time. There is a risk that the proceeds received from the sale of the Rights will not exceed any applicable brokerage commissions and withholding taxes. In such event, no cheques will be mailed to the Non-Qualifying Shareholders. Any interest earned with respect to the funds held in connection with the Additional Subscription Privilege will be for the benefit of the Company.

A Non-Qualifying Shareholder who holds Rights on behalf of a person who is a resident of a Qualifying Jurisdiction must notify the Subscription Agent, in writing, on or before the seventh (7th) day prior to the Rights Expiry Time, if such person wishes to participate in the Rights Offering. Otherwise, the Subscription Agent will attempt to sell such Rights as described above. **Accordingly, the Subscription Agent will not commence to attempt to sell Rights on behalf of Non-Qualifying Shareholders until after the seventh (7th) day prior to the Rights Expiry Time.**

Listing of Rights on The Toronto Stock Exchange

The TSE has approved the listing of the Common Shares issuable on the exercise of the Rights and issuable on exercise of the Warrants. However, the Warrants will not be listed or posted for trading on the TSE. Rights may be bought or sold through any registered investment dealer or broker who is a member of the TSE. Trading in the Rights on the TSE will terminate at 12:00 p.m. (Toronto time) on April 1, 2002. Payment of any service charge, commission or other fee payable in connection with the exercise or any trade of the Rights (other than any fee for services to be performed by the Subscription Agent – see "Subscription Agent and Subscription Office") shall be the responsibility of the Rights holder and not the Company or the Subscription Agent.

The Company has not retained a managing dealer or a soliciting dealer group for the purpose of soliciting subscriptions for the exercise of Rights, and no fees of any kind will be paid for the solicitation of the exercise of Rights.

Registration and Delivery of Share Certificates

The Shares comprising the Units purchased through the exercise of Rights, including under the Additional Units and Shares issued upon exercise of the Warrants will be registered in the name of the person to whom the Rights or Warrants were issued or such person's transferee, if any, indicated on the appropriate form on the Rights Certificate or Warrant Certificate. Certificates for Shares will be delivered as soon as practicable by mail to the address appearing in the records of the Company with respect to the person to whom the Rights Certificate or Warrant Certificate was issued or to the address of the transferee, if any, indicated on the appropriate form on the Rights Certificate or Warrant Certificate. In the case of Additional Units issued under the Additional Subscription Privilege, a separate certificate for the Shares comprising such Units so issued will be mailed to the subscriber as soon as practicable after the Rights Expiry Time.

Subscription Agent and Subscription Office

Pacific Corporate Trust Company has been appointed as the Subscription Agent by the Company to perform services relating to the exercise of Rights, including receiving subscriptions and payments from Shareholders at or before the Rights Expiry Time and issuing certificates for Shares and Warrants subscribed for and acting as agent for Non-Qualifying Shareholders as described under "Certain Shareholders Resident Outside the Qualifying Jurisdictions". The Subscription Offices are located at 625 Howe Street, 10th Floor, Vancouver, British Columbia V6C 3B8 and 66 Wellington Street West, Toronto, Ontario, M5K 1J3. The Subscription Agent will hold all subscription payments for Units received up to the Rights Expiry Time until it forwards certificates representing the Shares and Warrants subscribed for and releases the subscription funds to the Company. In accordance with the terms of an agreement between the Subscription Agent and the Company, the Company will pay the Subscription Agent a fee for the services described above.

Offering Commitments

Under the Crew Support Agreement, the Company obtained the Crew Exercise Commitment from its principal shareholder Crew to exercise the Rights it will receive pursuant to the Offering in the amount of approximately $4,000,000 and the Crew Additional Subscription to subscribe for further Units in the approximate amount of $1,000,000, for an aggregate of up to $5,000,000.

Under the Olympus Support Agreement, the Company also received the Olympus Stand-by Commitment from Olympus to subscribe for up to $5,000,000 of the Units offered hereunder and not otherwise subscribed for by other shareholders pursuant to the Additional Subscription Privilege.

The Crew Exercise Commitment and the Olympus Stand-by Commitment will be reduced if subscriptions for the Offering exceeding $20,000,000 (excluding the Offering Commitments) are received. In such event, the Crew Exercise Commitment and the Olympus Stand-by Commitment will be reduced proportionate to the amount outstanding of their said Commitment. Crew and Olympus may satisfy their respective obligations to pay for Units acquired pursuant to their Offering Commitments by setting off, on a pro rata basis against the Subscription Price of such Units, the Company's obligation to repay the Interim Financing. See "Interim Financing" and "Use of Proceeds".

The Support Agreements also provide that Crew and John Darch, a director of the Company and a shareholder, officer and director of Crew, will not subscribe to more than $5,000,000 in Rights through the Crew Commitments unless Olympus has received the opportunity to subscribe for a minimum of $5,000,000 in Rights by way of the Olympus Stand-by Commitment. Olympus, Crew and the Company have entered into a form of agreement dated for reference February 4, 2002 (the "**Standby Agreement**") to formalize the arrangements under the Support Agreements.

Neither Crew nor Olympus will receive any compensation or fee, directly or indirectly, from the Company for performing their respective obligations under the Offering Commitments. Neither Crew nor Olympus has provided the Company with any undertaking regarding the exercise of Warrants they will acquire pursuant to the Offering.

Crew is a British Columbia company which is listed on The Toronto Stock Exchange, the Oslo Stock Exchange, Pacific Exchange and Frankfurt Stock Exchange. Crew has mining operations in Norway, Greenland, the Phillipines and South Africa. Certain of Crew's directors and officers are directors of Asia Pacific, namely John Darch, Peter Barnes, Wayne Fallis and David Williamson. Crew holds approximately 13.3% of the issued Common Shares of the Company as at the date of this Prospectus.

Olympus has agreed to cause the Debentures to be converted to shares of the Company, as to all principal, accrued interest and premium outstanding to the date of conversion. See "Principal Shareholders" and "Convertible Debentures".

HOW TO USE THE RIGHTS CERTIFICATE

General

By completing and signing the appropriate form(s) on the Rights Certificate in accordance with the instructions outlined below and on the Rights Certificate, a Rights Certificate holder may:

(a) subscribe for Units (Form 1);

(b) subscribe for Additional Units (Form 2);

(c) assign Rights or sell Rights otherwise than through the Subscription Agent (Form 3); or

(d) divide the Rights Certificate (Form 4).

Exercise of Rights

Each Right will entitle the holder to purchase one Unit at a price of C$0.50 per Unit (the "**Rights Exercise Price**"). Fractional Shares will not be issued nor will any cash in lieu thereof be paid. A holder of Rights resident in one of the Qualifying Jurisdictions may subscribe for all or any lesser number of whole Units for which the Rights Certificate entitles such holder to subscribe by completing and signing Form 1 on the Rights Certificate and delivering the Rights Certificate and full payment of the Rights Exercise Price for the Units subscribed for to the Subscription Agent at the Subscription Office. The Rights Exercise Price shall only be payable in Canadian funds by certified cheque, bank draft or money order to the attention of the Subscription Agent. The requisite payment together with the duly completed Rights Certificate must be received by the Subscription Agent at or prior to the Rights Expiry Time, failing which, and regardless of the reason for such failure, the Rights Certificate will be void and without value.

Additional Subscription Privilege

A holder of Rights who subscribes for all of the Units to which such holder is entitled may, at the same time, subscribe for Additional Units at the Rights Exercise Price. To properly exercise this privilege, the holder of Rights must fully complete Form 1 as well as Form 2 on the Rights Certificate, specifying therein the number of Additional Units desired, and deliver the Rights Certificate and full payment of the Rights Exercise Price for each Additional Unit subscribed for to the Subscription Agent at the Subscription Office at or prior to the Rights Expiry Time. The Rights Exercise Price for Additional Units shall be payable only in Canadian funds by certified cheque, bank draft or money order to the attention of the Subscription Agent. Such funds will be placed by the Subscription Agent in a segregated account, pending allocation of the Additional Units in the manner contemplated herein, and funds received from any holder in excess of the Rights Exercise Price corresponding to the Additional Units allocated to such holder will be returned by mail to such holder without interest or deduction. Any interest earned with respect to funds held by the Subscription Agent in connection with the Additional Subscription Privilege will be solely for the benefit of the Company.

The Units available for subscription to holders under the Additional Subscription Privilege will only be those Units, if any, that have not been subscribed for by the holders of Rights Certificates at or prior to the Rights Expiry Time. If the aggregate number of Additional Units subscribed for by holders of Rights

Certificates who complete Form 2 exceeds the number of Additional Units available, the number of Units allocated to each holder will be the lesser of:

(a) the number of Units subscribed for by such holder under the Additional Subscription Privilege; and

(b) subject to the following sentence, the product (disregarding fractions) obtained by multiplying the aggregate number of Additional Units available by a fraction of which the numerator is the number of Units subscribed for by that holder pursuant to the initial subscription in Form 1 and the denominator is the aggregate number of Units subscribed for pursuant to the initial subscription in Form 1 by all holders who complete Form 2.

If any holder of Rights has subscribed for fewer Additional Units than his, her or its *pro rata* share under (ii) above, the excess Additional Units will be allotted in a similar manner among the participants who were allotted fewer Additional Units than they subscribed for.

If, as a result of the application of the foregoing formula, a subscriber in the Additional Subscription Privilege is allotted fewer Units than the number specified in his, her or its Form 2, the Subscription Agent, when mailing the share certificates and warrant certificates evidencing such Units issued to the subscriber, will refund, without interest or deduction, the excess portion of the total Rights Exercise Price paid by the subscriber. Any interest earned with respect to the funds held in connection with the Additional Subscription Privilege will be for the benefit of the Company.

Sale and Transfer of Rights

A holder of Rights may sell, instead of exercising, such holder's Rights by completing and signing Form 3 on the Rights Certificate and delivering the Rights Certificate to the purchaser (transferee). If a Rights Certificate is transferred in blank, the Company and the Subscription Agent may thereafter treat the holder as the absolute owner of such Rights Certificate for all purposes and neither the Company nor the Subscription Agent will be affected by notice to the contrary.

The signature of the transferring Rights Certificate holder on Form 3 must be guaranteed by a Canadian chartered bank or trust company or by a member firm of the TSE, or otherwise to the satisfaction of the Subscription Agent.

The transferee may exercise all of the Rights of a Rights Certificate holder without obtaining a new Rights Certificate by following the procedure described under the heading "*Exercise of Rights*", provided that the Subscription Agent will not accept a subscription from any transferee who appears to the Subscription Agent to be, or who the Subscription Agent has reason to believe is, a resident of any jurisdiction other than a Qualifying Jurisdiction, in which case such Rights Certificate will be dealt with in the manner described under the heading "*Certain Shareholders Resident Outside the Qualifying Jurisdictions*".

Division of Rights

Rights Certificates are divisible by their holders by delivery to the Subscription Agent of the Rights Certificate with a request that such Rights Certificate be divided into two or more Rights Certificates. The Subscription Agent will then issue new Rights Certificates in such denominations (totalling the same number of Rights as evidenced by the original Rights Certificate being divided) as requested by such holder. Rights Certificates must be surrendered for division no less than four (4) business days prior to the Rights Expiry Time to permit the new Rights Certificates to be issued and used by the Rights holders.

Signatures

The signature on any form on the Rights Certificate must correspond exactly with the name of the holder shown on the face of the Rights Certificate (unless the Rights Certificate has been transferred in blank, in which case the Company and the Subscription Agent may treat the holder as the absolute owner of such Rights for all purposes and neither the Company nor the Subscription Agent shall be affected by notice to the contrary). If a form is signed by a trustee, executor, administrator, officer of a corporation or any person acting in a fiduciary or representative capacity, the Rights Certificate must be accompanied by evidence of authority to so sign satisfactory to the Subscription Agent.

Unexercised Rights

If a holder of Rights fails to surrender such holder's Rights Certificate(s) to the Subscription Agent at or prior to the Rights Expiry Time, surrenders the Rights Certificate(s) but fails to complete Form 1 on the Rights Certificate(s), or fails to make full payment of the Rights Exercise Price in respect of any Units for which such holder wishes to exercise the Rights Certificate(s), such holder will be deemed not to have exercised the Rights represented by such Rights Certificate(s) (or such portion thereof in respect of which such holder has failed to make payment), and such Rights will be void and of no value.

In addition, the holder of a Rights Certificate who exercises some but not all of the Rights and who does not request the Subscription Agent to return a Rights Certificate representing his, her or its residual Rights which he, she or it may then sell or transfer, such holder shall be deemed to have elected to waive the unexercised balance of such Rights and such remaining Rights will be void and of no value.

Reservation of Shares

The Company will at all times reserve sufficient of its unissued Shares to permit the exercise of the Rights and the Warrants issued upon exercise of the Rights.

DESCRIPTION OF WARRANTS

The Warrants will be issued pursuant to an indenture (the "**Warrant Indenture**") to be dated as of the Record Date and made between the Company and Pacific Corporate Trust Company (the "**Warrant Trustee**"). The following is a summary of the material provisions of the Warrants and is subject to the detailed provisions of the Warrant Indenture.

Purchase of Shares and Exercise of Warrants

Each Warrant will entitle the holder, on payment of the price of $1.00 per Warrant (the "**Warrant Exercise Price**") on or before the Warrant Expiry Time, to receive two and one half (2½) additional Shares (being the equivalent of $0.40 per Common Share) on delivery to the Warrant Trustee of a duly completed and signed Warrant Exercise Notice and payment by certified cheque, bank draft or money order of the total Warrant Exercise Price of $1.00 per Warrant to the attention of the Warrant Trustee at its principal office. The Warrants will expire at 4:00 p.m. (Vancouver time) on April 1, 2003, the Warrant Expiry Time.

Transferability of Warrants

Subject to compliance with the provisions of the Warrant Indenture and applicable securities legislation, the Warrants will be fully transferable.

Warrant Trustee

The Warrants will be issued in registered form pursuant to the Warrant Indenture. The Company has designated Pacific Corporate Trust Company as Warrant Trustee at its principal office at 625 Howe Street, 10th Floor, Vancouver, British Columbia, V6C 3B8 where the Warrants may be surrendered for exercise, exchange or replacement.

Adjustment of Exercise Price and Subscription Rights

The Warrant Indenture will provide for the adjustment of the Warrant Exercise Price and/or the number of Shares issuable on the exercise of the Warrants, on the occurrence of certain events, including:

(c) the subdivision or consolidation of the Shares;

(d) the distribution of Shares to all or substantially all of the Shareholders by way of a stock dividend or other distribution, other than "dividends paid in the ordinary course" (as defined in the Warrant Indenture);

(e) the issue of rights, options or warrants to all or substantially all of the Shareholders entitling them, within a period expiring not more than forty-five days after the date of issue thereof, to acquire Shares (or securities convertible into Shares) at less than 95% of the then "current market price" (as defined in the Warrant Indenture) of the Shares; and

(f) the distribution to all or substantially all of the Shareholders of securities other than Shares or rights, options or warrants (other than those described in (c) above), or of property or other assets (including evidences of indebtedness) but excluding "dividends paid in the ordinary course".

The Warrant Indenture will also provide for an adjustment in the class and/or number of securities issuable upon the exercise of the Warrants and/or exercise price per security (subject to certain exceptions as provided in the Warrant Indenture) if there is (i) a reclassification of the Shares, (ii) an amalgamation, merger or arrangement of the Company with another entity, or (iii) a transfer of all or substantially all of the Company's assets.

The Company will also covenant in the Warrant Indenture that, during the period in which the Warrants are exercisable, it will give the public notice of at least fourteen (14) days prior to the record date or effective date, as the case may by, of certain stated events.

No adjustment in the Warrant Exercise Price or the number of Shares issuable upon the exercise of Warrants is required to be made (a) unless the cumulative effect of such adjustment or adjustments would change the Warrant Exercise Price by at least 1% or the number of Shares issuable upon the exercise by at least one-tenth of 1%, or (b) if the holders of Warrants are entitled, subject to regulatory approval, to participate in any event described above as though they had increased their Warrants prior to the concurrence of such event (other than in the case of a subdivision or consolidation of Shares).

Right to Purchase

Under the Warrant Indenture, the Company will have the right to purchase on the open market, by private agreement or otherwise, all or part of the Warrants then outstanding.

No Fractional Shares

No fractional Shares will be issued on the exercise of any Warrant nor will cash in lieu thereof be paid. In the event that an odd number of warrants is exercised by a holder, the fractional Shares will be rounded down to the next lowest whole number of common shares issuable on exercise of the Warrants.

Warrantholders Not Shareholders

Holders of Warrants have no voting rights, pre-emptive rights or any other rights as a shareholder of the Company.

PARTICIPATION BY DIRECTORS AND SENIOR OFFICERS

Of the 60,093,341 Common Shares outstanding as of the date of this Prospectus, directors and senior officers of the Company hold directly and indirectly 5,077,500 Common Shares (8.5%). Following conversion of the Debentures, if the maximum 320,456,390 common shares of the Company are issued, directors and senior officers of the Company will then hold directly and indirectly 1.3% of the outstanding shares of the Company. In addition, a director has a 50% interest in Crew Holdings Ltd. which holds 4,742,375 Common Shares. The Company has been advised that the directors and senior officers intend to exercise approximately 1,104,350 Rights to purchase Units representing approximately 22% of the Rights to which they are entitled.

CANADIAN FEDERAL INCOME TAX CONSIDERATION

In the opinion of Thorsteinssons, special tax counsel for the Company, the following, as of this date, is a fair and adequate summary of the principal federal income tax consequences arising under the *Income Tax Act* (Canada) (the "**Act**") to a holder of Rights or a holder of shares of the Company which are acquired upon the exercise of the Rights. This summary is restricted in application to shareholders of the Company who are residents of Canada for purposes of the Act, who hold the Rights and any shares of the Company as capital property and who deal at arm's length with the Company.

This summary is based upon the current provisions of the Act, the Regulations thereunder and any proposals for amendments to Act and the Regulations which have been publicly announced by the Minister of Finance prior to the date hereof. It also takes into account counsel's understanding of the current administrative and assessing policies of Canada Customs and Revenue Agency. This summary does not take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the federal income tax considerations discussed herein.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any particular holder of Rights or shares. Each shareholder of the Company and any prospective shareholders should therefore consult with their own tax advisors with respect to the income tax consequences associated with their participation in this Offering.

Issue, Disposition and Expiry of Rights

A shareholder of the Company to whom Rights are issued will not be required to include any amount in respect of such Rights when computing his income for the purposes of the Act.

Rights issued to a shareholder of the Company will have an adjusted cost base of nil.

If Rights issued to a shareholder of the Company are sold or otherwise disposed of by, or on behalf of, that shareholder rather than being exercised, the net proceeds realized will be a capital gain to such shareholder. In these circumstances, a taxable capital gain equal to one-half of the amount of the capital gain realized must be included by the shareholder when computing his income under the Act for the year in which the disposition occurred.
Where Rights that are issued to a shareholder are allowed to expire, no tax consequences arise.

Exercise of Rights

No gain or loss will be realized by a holder of a Right upon the exercise thereof. The cost of the Unit, consisting of two and one-half Common Shares and one Warrant, acquired on the exercise of a Right will be equal to the Subscription Price of the Unit.

Allocation of Purchase Price

The Company and the purchasers of Units will be required to allocate the purchase price of a Unit between the two and one-half Common Shares and the Warrant in order to determine their respective costs for the purposes of the Act. This allocation must be made on a reasonable basis and it is the administrative policy of Canada Customs and Revenue Agency that the allocation made by the Company and the purchaser must be the same. The Company will allocate $0.199 to each Common Share in a Unit and $0.001 to each Warrant and this allocation is considered by the Company to be reasonable. Such allocation will, however, not be binding on Canada Customs and Revenue Agency.

Disposition or Expiry of Warrant

A Warrantholder who disposes of a Warrant will generally realize a capital gain (capital loss) upon disposition to the extent that the proceeds of disposition of the Warrant exceed (are less than) the aggregate of the adjusted cost base of such Warrant and any costs of disposition. Upon the expiry of an unexercised Warrant, the Warrantholder will generally realize a capital loss equal to the adjusted cost base of such Warrant. One-half of the amount of any capital gain (capital los) realized upon the disposition or expiry of a Warrant must be included by the Warrantholder when computing his income for the purposes of the Act for the year in which the disposition or expiry occurs.

Exercise of Warrants

No gain or loss will be realized by a Warrantholder upon the exercise of a Warrant. When a Warrant is exercised, the Warrantholder's cost of the Common Share acquired thereby will be the aggregate of the adjusted cost base of the Warrant and the exercise price paid for the Common Share.

Adjusted Cost Base of Shares

The adjusted cost base of each Common Share held by a shareholder of the Company at any particular time including Common Shares issued to him as a result of the exercise of Rights or Warrants, will be the average adjusted cost base to him of all Common Shares of the Company owned by him at that time.

Disposition of Shares

The disposition or deemed disposition of Common Shares of the Company will give rise to a capital gain or capital loss, as the case may be, in the amount by which the proceeds of disposition of such Common Shares exceed or are exceeded by the adjusted cost base of such Common Shares and the reasonable costs associated with such disposition. One-half of the amount of any capital gain (capital loss) realized must be included by the shareholder when computing his income for the year of disposition.

Deductibility of Interest

Generally, interest expense incurred by a person on funds borrowed to subscribe for Common Shares on the exercise of Rights or Warrants will be deductible in computing the income or loss for tax purposes of that person for the taxation year when such interest expenses incurred provided that the person continues to own the Common Shares or is otherwise using the borrowed funds to earn income from a business or property.

Non-Residents of Canada

The following summary applies to holders who, for purposes of the Act, are not, have not been and will not be or be deemed to be resident in Canada at any time while they held or hold Rights, Warrants or Shares acquired on the exercise of the Rights or Warrants, hold such Rights, Warrants or Shares as capital property and do not use or hold and will not use or hold their Rights, Warrants or Shares acquired on the exercise of the Rights or Warrants in carrying on business in Canada ("**Non-Resident Shareholders**").

Non-Resident Shareholders will not be subject to any Canadian federal income tax in respect of the value of the Rights issued to them pursuant to this Offering.

Non-Resident Shareholders will generally not be subject to tax under the Act in respect of any capital gain realized on the disposition of a Right, Warrant or Share, as the case may be, (including a disposition by the Subscription Agent on behalf of a Non-Resident Shareholder) unless such Right, Warrant or Share is "taxable Canadian property" for purposes of the Act and the Non-Resident Shareholder is not entitled to relief under an applicable international tax treaty between Canada and the Non-Resident Shareholder's country of residence. A Right, Warrant or Share, as the case may be, will be "taxable Canadian property" of a Non-Resident Shareholder if, at any time during the 60-month period ending at the time of the disposition of the Right, Warrant or Share, as the case may be, not less than 25% of the issued shares of any class or series of the Company (including interests in such shares) were owned by the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder did not deal at arm's length, or a combination of the Non-Resident Shareholder and such persons. For purposes of this calculation, a Non-Resident Shareholder or any person not dealing at arm's length with a Non-Resident Shareholder will be considered to own all of the shares that the Non-Resident Shareholder or person has the right to acquire under all Rights and other rights to acquire shares in the capital stock of the Corporation held by such Non-Resident Shareholder or person.

Dividends on Shares received by a Non-Resident Shareholder will be subject to Canadian withholding tax. The withholding tax rate under the Act is 25% of the amount paid or credited to a Non-Resident

Shareholder, subject to the provisions of an applicable tax treaty or other agreement between Canada and the country of residence of the relevant Non-Resident Shareholder.

If withholding tax is payable, the Company is required to deduct the withholding tax from dividends paid to the Non-Resident Shareholders and to remit the amount deducted to the Canadian tax authorities.

RISK FACTORS

The Company's business is subject to risks normally encountered in mineral resource exploration and development. The profitability of the Company's business and the market value of the Company's securities will be related to the success the Company experiences in the development of and the placing into production of the Somboon and Udon Projects in the Udon Thani Potash Concession in Thailand. Mineral exploration and development involve significant risk and while the rewards if an ore body is discovered may be substantial, few properties which are explored are ultimately developed into producing mines. Substantial expenditures will be required to reach a mine construction decision and to place the Property into commercial production. The cost of the mine and processing facilities are estimated at U.S.$545,000,000. Mine sustaining capital has been estimated at U.S.$140,000,000. There can be no assurance that the Company or its subsidiary can finalize a joint venture with industry partners and raise its proportionate share of these costs or that these costs will not increase as a result of factors beyond the control of the Company.

The Company's continuing ability to meet its obligations as they come due, to hold its Property and to undertake development of its Property is dependent upon raising sufficient funds on the Rights Offering, completing the Debenture Conversion and raising additional funds or securing other Project participation as required. The Olympus Standby Commitment is conditional upon performance in full of subscription agreements provided for in the Darch Support Agreement and the Crew Support Agreement.

The Company currently does not have sufficient working capital to retire the Convertible Debentures which mature February 28, 2002 if the Debenture holders do not elect to convert the Convertible Debentures into common shares of the Company. The conversion of the Convertible Debentures is subject to certain conditions including the requirement for Crew to complete the Crew Commitments. See "Debenture Conversion". In the event that these conditions are not fulfilled, and unless these conditions are waived by Olympus, the Company would be in default of the Convertible Debentures after February 28, 2002, insolvent and unable to fund its operations. The Company would in such event likely have to cease operations and file for bankruptcy.

The Company received SPLs from the Department of Mineral Resources of Thailand in June 2001. The SPLs allow the Company to continue holding the necessary rights to the deposits and to proceed to the next stage of securing the Prathanabats. The SPLs require the Company to expend US$240,000 for each of the next two years, of which the Company has expended U.S.$186,000. The Company's ability to comply with these SPLs is dependent upon the Company having sufficient funds.

The Company has no earnings record and is unlikely to receive revenues from its operations for the foreseeable future.

In order to place the potash property in commercial production, the Company must obtain Prathanabats from the Government of Thailand which requires a payment of U.S.$5,000,000. There can be no guarantee that such a license will be obtained. The Concession Agreement provides that all exploration areas under SPLs expire June 4, 2003, unless a positive commercial production decision has been made and applications for Prathanabats has been made. Even if all the Rights are sold and all the Warrants are exercised, the Company would still require other Project participation in order to fund the Somboon Project and there is no assurance that such participation can be negotiated on terms favourable to the Company or at all.

The estimated costs and prices respecting the Somboon Project contained in this Prospectus are based upon 1998 currency exchange rates, costs and prices. While management is not aware at the present time of any facts which would make the estimates contained herein materially adverse to the Company, future conditions could be significantly different. If future currency exchange rates; costs and prices differ significantly from those used to calculate the figures shown in this Prospectus, they could have a materially adverse impact on the feasibility of the Somboon Project and the financial condition of the Company.

The marketability of potash will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, competitive reactions, the proximity and capacity of markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of potash and environmental protection. The exact effect of these factors cannot be accurately predicted. Even if production is achieved, a combination of these factors may result in the Company not receiving an adequate return on invested capital.

Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected formations and other conditions are involved. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material, adverse effect on the Company's financial position.

The current or future operations require permits, licenses or leases from various governmental authorities, and such operations are and will be governed by laws and regulations governing development, mining, production, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities may experience increased costs and delays in production and other schedules as a result of the need to comply with the applicable laws, regulations and permits. There can be no assurance that all permits which the Company may require will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on the Somboon and Udon Projects.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or to be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production or require abandonment or delays in the development of either or both of the Somboon and Udon Projects.

There are a number of large established mining companies with substantial capabilities and greater financial and technical resources than the Company with which the Company will have to compete.

Foreign Investment

As with all types of international business operations, currency fluctuations, exchange controls, restriction on foreign investment, changes to tax regimes or political action could impair the value of the Company's investment, and may adversely affect the Company's financial position and the results of its operations. Thailand is a politically stable, democratic country, although Thailand has a strong military presence. The Company has an excellent relationship with those branches of the Thai Government responsible for mining, exploration and development.

Environmental Regulations

All mining operations in Thailand are required to submit an environmental plan to the government agencies, detailing a company's plans and commitment to the environmental regulations.

Foreign Exchange

The Company is susceptible to future fluctuations in foreign exchange rates, with regard to its potash project in Thailand. The Company may use derivative instruments in order to reduce its exposure to exchange risk. Its operations are predicated on U.S. dollars, however, some capital and operating costs will be incurred in local currency.

Dilution

Shareholders will experience dilution upon the Debenture Conversion by the Debentureholders. If a shareholder does not exercise Rights, the value of the Common Shares already held by such Shareholder will be further diluted as a result of the exercise of Rights by other shareholders.

LEGAL PROCEEDINGS

There are no actual or pending legal proceedings to which the Company is or is likely to be a party, or of which any of its assets are likely to be the subject.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No insider, director or officer or shareholder (who beneficially owns or exercises control or direction over Shares carrying more than 10% of the votes attached thereto), and no associate or affiliate of the foregoing persons, has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company save for the following:

In September 2001, the Company agreed to retroactively pay a non-executive director of the Company a monthly fee of 300,000 Baht ($10,500) from February 1, 2001 to September 30, 2001. The Company also entered into a contract with a private company controlled by the same non-executive director to provide consulting services to the Company at a rate of 300,000 Baht (approx. $10,500) per month effective October 1, 2001. The contract is cancellable by either party with a one-month notice. The entire retroactive payment to August 31, 2001 of $71,800 was recorded during the three months ended August 31, 2001. The contract was terminated effective on January 10, 2002 however the board of directors of the Company has passed a resolution to reinstate the contract.

On March 23, 2001, the President and Chief Executive Officer resigned from the Company and agreed to a termination settlement which will result in total severance payments of approximately $900,000. During the six months ended August 31, 2001, the Company paid $110,000 related to this severance liability. The remaining balance of $790,000 was included in accounts payable and accrued charges at August 31, 2001.

Related party transactions not disclosed elsewhere in these financial statements include consulting and management fees of $958,312 (2000 - $1,018,244; 1999 - $1,017,132) paid to companies controlled by or affiliated to directors.

During the year ended February 28, 1999, the Company acquired a condominium in Thailand from two directors of the Company. During the year ended February 28, 2001, the Company determined that the original developer had not properly registered the condominium's title and as a result the Company's purchase was rescinded. The Company has reversed the transaction and recorded a receivable in the amount of $291,798, being the original purchase cost of the condominium in the amount of 8,600,000 Baht, from the related parties. During the six months ended August 31, 2001, this amount was received by the Company.

AUDITORS, TRANSFER AGENTS AND REGISTRARS

The auditors of the Company are Deloitte & Touche LLP, Chartered Accountants, P.O. Box 49279, Four Bentall Centre, #2100 - 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1P4. Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, acts as the registrar and transfer agent for the Common Shares.

MATERIAL CONTRACTS

The only material contracts, other than contracts entered into in the ordinary course of business, which have been entered into by the Company within the two years preceding the date hereof are:

(a) Trust Indenture dated July 24, 1998 between Asia Pacific Resources Ltd. and Pacific Corporate Trust Company, First Supplemental Indenture dated August 6, 1998, Second Supplemental Indenture dated May 14, 1999, Third Supplemental Indenture dated July 17, 2000 and a Fourth Supplemental Indenture dated October 8, 2001 as referred to under "Convertible Debentures".

(b) Support Agreements dated October 8, 2001, amendments dated December 4, 2001 and January 17, 2002, and the Amending Agreement dated February 5, 2002 as referred to in "Convertible Debentures" and "Offering Commitments".

(c) Settlement Agreement with Gerald Wright referred to under "Termination of Employment Changes in Responsibility and Employment Contracts".

(d) Standby Agreement dated February 4, 2002 with Olympus and Crew referred to under "Plan of Distribution - Offering Commitments".

(e) Warrant Indenture dated February 5, 2002.

Copies of the above agreements may be examined at #615 – 800 West Pender Street, Vancouver, British Columbia during normal business hours at any time prior to the Rights Expiry Date.

OTHER MATERIAL FACTS

There are no other material facts relating to the securities proposed to be offered and not disclosed elsewhere in this Prospectus.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. You should refer to applicable provisions of the securities legislation of your province for the particulars of these rights or consult with a legal advisor.

Auditors' Report and Consolidated Financial Statements

ASIA PACIFIC RESOURCES LTD.

August 31, 2001

Auditors' Report

To the Directors of
Asia Pacific Resources Ltd.

We have audited the consolidated balance sheets of Asia Pacific Resources Ltd. (an exploration stage enterprise) as at February 28, 2001 and February 29, 2000 and the consolidated statements of loss and deficit and of cash flows for each of the years in the three year period ended February 28, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2001 and February 29, 2000 and the results of its operations and its cash flows for each of the years in the three year period ended February 28, 2001 in accordance with Canadian generally accepted accounting principles applied on a consistent basis.

Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
June 29, 2001 (except as at Note 17, which is as of February 5, 2002)

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Consolidated Balance Sheets

August 31, 2001 (Unaudited), February 28, 2001 and February 29, 2000
(Expressed in Canadian dollars)

	August 31, 2001	February 28, 2001	February 29, 2000
ASSETS	**(Unaudited)**		(as restated - See Note 3)
CURRENT			
Cash	$ **1,930,005**	$ 1,010,880	$ 5,835,429
Accounts receivable	**521,750**	570,428	619,266
Due from affiliated companies	-	291,798	270,507
Prepaid expenses	**314,111**	72,238	49,127
Other current assets	**48,890**	85,669	58,308
	2,814,756	2,031,013	6,832,637
INVESTMENT IN POTASH CONCESSION (Note 6)	**84,960,458**	84,322,317	82,920,570
INVESTMENT IN LAND (Note 7)	**7,868,754**	7,847,522	7,799,626
DEFERRED FINANCING COSTS	**8,602**	43,006	560,106
DEFERRED FOREIGN CURRENCY TRANSLATION LOSSES	**304,104**	1,303,900	-
CAPITAL ASSETS (Note 4)	**180,065**	204,779	601,567
	$ **96,136,739**	$ 95,752,537	$ 98,714,506
LIABILITIES			
CURRENT			
Accounts payable and accrued charges	$ **1,027,241**	$ 242,916	$ 340,761
Convertible debentures (Note 8)	**37,580,068**	37,273,734	-
Interest payable on convertible debentures (Note 8 (b))	**23,610,736**	19,103,097	8,063,571
Current portion of future income tax liability	**58,290**	198,184	-
	62,276,335	56,817,931	8,404,332
CONVERTIBLE DEBENTURES (Note 8)	-	-	33,492,781
DEFERRED FOREIGN CURRENCY TRANSLATION GAINS	-	-	728,382
FUTURE INCOME TAX LIABILITY	**16,348,459**	16,348,459	17,070,411
	78,624,794	73,166,390	59,695,906
SHAREHOLDERS' EQUITY			
Share capital (Note 9)	**75,236,994**	72,179,535	72,179,535
Equity component of convertible debentures (Note 8)	**4,985,439**	4,985,439	4,985,439
Deficit	**(62,710,488)**	(54,578,827)	(38,146,374)
	17,511,945	22,586,147	39,018,600
	$ **96,136,739**	$ 95,752,537	$ 98,714,506

CONTINUING OPERATIONS (Note 1)

APPROVED BY THE BOARD

(Signed) Robert G. Connochie
Robert G. Connochie, Director

(Signed) Peter D. Barnes
Peter D. Barnes, Director

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Consolidated Statements of Loss and Deficit

Six months ended August 31, 2001 and 2000 (Unaudited) and years ended February 28, 2001, February 29, 2000 and February 28, 1999

(Expressed in Canadian dollars)

	Six months ended August 31, 2001 (Unaudited)	Six months ended August 31, 2000 (Unaudited)	Year ended February 28, 2001	Year ended February 29, 2000 (as restated - Note 3)	Year ended February 28, 1999 (as restated - Note 3)
INTEREST AND OTHER INCOME	$ **28,210**	$ 100,819	$ 172,825	$ 197,465	$ 522,263
EXPENSES					
Accounting and legal	**74,062**	136,493	267,824	152,527	265,796
Amortization of capital assets	**37,541**	56,096	110,785	115,918	116,604
Amortization of deferred financing costs	**34,404**	482,696	517,100	1,222,052	661,947
Consulting	**322,257**	144,603	327,031	311,866	687,685
Interest and bank charges	**4,702,557**	4,364,474	12,068,490	9,353,226	4,913,569
Office and miscellaneous	**192,047**	215,486	428,658	400,067	529,856
Promotion and travel	**216,884**	500,531	912,160	839,339	1,214,278
Rent	**79,018**	79,289	157,245	188,580	198,309
Salaries	**1,438,560**	717,625	1,352,615	1,552,914	1,647,388
Transfer fees and filing costs	**37,481**	54,084	71,703	36,102	68,454
	7,134,811	6,751,377	16,213,611	14,172,591	10,303,886
LOSS BEFORE THE UNDERNOTED ITEMS	**(7,106,601)**	(6,650,558)	(16,040,786)	(13,975,126)	(9,781,623)
FOREIGN EXCHANGE (LOSS) GAIN	**(1,164,954)**	111,470	(889,631)	956,032	(713,559)
LOSS BEFORE INCOME TAXES	**(8,271,555)**	(6,539,088)	(16,930,417)	(13,019,094)	(10,495,182)
CURRENT TAX RECOVERY	**139,894**	236,080	497,964	1,269,672	501,830
NET LOSS FOR THE PERIOD	**(8,131,661)**	(6,303,008)	(16,432,453)	(11,749,422)	(9,993,352)
DEFICIT, BEGINNING OF PERIOD	**(54,578,827)**	(38,146,374)	(38,146,374)	(26,396,952)	(16,403,600)
DEFICIT, END OF PERIOD	$ **(62,710,488)**	$ (44,449,382)	$ (54,578,827)	$ (38,146,374)	$ (26,396,952)
LOSS PER SHARE	$ **(0.14)**	$ (0.12)	$ (0.30)	$ (0.22)	$ (0.20)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	**56,852,485**	54,467,705	54,467,705	52,794,264	50,279,495

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Consolidated Statements of Cash Flows

Six months ended August 31, 2001 and 2000 (Unaudited) and years ended February 28, 2001, February 29, 2000 and February 28, 1999
(expressed in Canadian dollars)

	Six months ended August 31, 2001 (Unaudited)	Six months ended August 31, 2000 (Unaudited)	Year ended February 28, 2001	Year ended February 29, 2000	Year ended February 28, 1999
CASH FLOWS FROM OPERATING ACTIVITIES					
Net loss for the period	**$ (8,131,661)**	$ (6,303,008)	$ (16,432,453)	$ (11,749,422)	$ (9,993,352)
Items not involving cash					
Accretion of liability component of convertible debentures	**76,388**	1,071,723	1,671,879	3,951,102	1,985,557
Interest payable on convertible debentures	**4,619,049**	3,073,894	10,395,176	4,971,924	2,838,148
Amortization of capital assets	**37,541**	56,096	110,785	115,918	116,604
Amortization of deferred financing costs	**34,404**	482,696	517,100	1,222,052	661,947
Amortization of deferred foreign currency translation losses (gains)	**1,089,848**	(62,353)	76,792	(860,491)	(17,305)
Loss on sale of investments	**-**	-	23,084	-	-
Foreign exchange loss	**28,484**	112,626	644,350	214,945	38,554
Future income tax recovery	**(139,894)**	(261,884)	(523,768)	(1,237,806)	(515,855)
	(2,385,841)	(1,830,210)	(3,517,055)	(3,371,778)	(4,885,702)
Change in non-cash operating working capital items (Note 11)	**919,707**	(32,042)	(120,770)	(258,063)	(658,622)
	(1,466,134)	(1,862,252)	(3,637,825)	(3,629,841)	(5,544,324)
CASH FLOWS FROM FINANCING ACTIVITIES					
Issue of share capital	**3,057,459**	-	-	6,023,203	11,448,145
Convertible debentures, issued for cash	**-**	-	-	-	37,064,508
Convertible debentures issue costs	**-**	-	-	-	(2,885,078)
	3,057,459	-	-	6,023,203	45,627,575
CASH FLOWS FROM INVESTING ACTIVITIES					
Purchase of capital assets	**(12,827)**	(10,471)	(29,554)	(52,403)	(478,563)
Net proceeds on sale of assets	**-**	679	292,473	2,040	55,658
Investment in Metro Resources Company Ltd.; less cash acquired at acquisition	**-**	-	-	-	(42,521,055)
Investment in land	**(21,232)**	(49,632)	(47,896)	(891,371)	(2,833,665)
Investment in potash concession	**(638,141)**	(557,025)	(1,401,747)	(1,286,161)	(2,442,419)
	(672,200)	(616,449)	(1,186,724)	(2,227,895)	(48,220,044)
NET CASH INFLOW (OUTFLOW)	**919,125**	(2,478,701)	(4,824,549)	165,467	(8,136,793)
CASH POSITION, BEGINNING OF PERIOD	**1,010,880**	5,835,429	5,835,429	5,669,962	13,806,755
CASH POSITION, END OF PERIOD	**$ 1,930,005**	$ 3,356,728	$ 1,010,880	$ 5,835,429	$ 5,669,962

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITY

During the year ended February 28, 1999, the Company issued 615,428 common shares in exchange for 1,398,700 common shares of Metro Resources Company Ltd. at a value of $1,957,061.

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash payments for interest	**$ -**	$ -	$ -	$ 6,706	$ 415
Cash receipts for interest	**$ 28,210**	$ 100,819	$ 169,916	$ 569,246	$ 718,590
Cash payments for taxes	**$ -**	$ -	$ 25,804	$ 14,025	$ 109,371

(Expressed in Canadian dollars)

1. CONTINUING OPERATIONS

These interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and settlement of liabilities in the normal course of business. During the six months ended August 31, 2001, the Company incurred a net loss of $8,131,661 (six months ended August 31, 2000 - $6,303,008; year ended February 28, 2001 - $16,432,453). In addition, the convertible debenture and related interest in the amount of US$37.1 million (approximately Cdn$58 million on October 13, 2001) were due on October 13, 2001. Subsequent to August 31, 2001, the Company and the holders of the convertible debentures signed an agreement to extend the maturity date of the debentures to February 28, 2002, which was subsequently extended to April 1,2002, at which time the principal amount plus accrued interest and premium will be converted into common shares of the Company at a conversion price of $0.20 per common share, subject to certain conditions (see Note 17). In addition, the Company has agreed to undertake a rights issue to raise up to $30 million. Olympus Capital Holdings Asia ("Olympus Capital") has agreed to provide a standby facility of $5 million and Crew Development Corporation has agreed to exercise its rights ($4 million) and provide a standby facility of $1 million, subject to certain conditions. The standby facilities will be drawn, up to these agreed maximums, in the event the rights issue is not fully subscribed for by other shareholders. This arrangement, if concluded, will ensure that the Company will raise a minimum of $10 million of additional cash. The Company's continuing ability to meet its obligations as they come due and complete development of the potash concession is dependent upon the successful conclusion of the rights issue, the conversion of the convertible debentures and its ability to raise additional funds as required. There is no assurance that these financing agreements will be concluded successfully.

These interim consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of consolidation

The financial statements include the accounts of the Company's wholly owned subsidiary, Metro Resources Company Ltd. ("Metro") which was acquired during the year ended February 28, 1999. Metro was the former 27.5% partner in the Company's investment in Asia Pacific Potash Corporation ("APPC"). Prior to the Company's acquisition of a controlling interest in Metro (Note 5), the Company's investment in Metro was carried at cost and the Company accounted for its 62.5% investment in APPC using the proportionate consolidation method on the basis that it exercised joint control over the affairs of APPC with Metro. Under this method the Company's pro rata share of each of the assets, liabilities, revenues and expenses of APPC were combined on a line-by-line basis with similar items in the Company's financial statements. During the year ended February 28, 1999, the Company acquired control of APPC as a result of the acquisition of Metro with the effect that, as at February 28, 1999 and from the date of acquisition, it has been consolidated with the accounts of the Company. Intercompany transactions and balances have been eliminated.

(b) Capital assets

Premises and equipment are stated at cost, net of accumulated depreciation and amortization.

Depreciation and amortization are calculated by the straight-line method, based on the estimated useful lives of the assets as follows:

Building	20 years
Furniture, fixtures and computer equipment	5 years
Exploration equipment	5 years
Vehicles	5 years

(c) Deferred financing costs

Deferred financing costs consist of financing expenditures related to the convertible debentures (Note 8). These costs have been deferred and are being amortized over the term of the debentures.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d) *Foreign currency translation*

Foreign currency monetary assets and liabilities have been translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Non-monetary assets, liabilities, revenues and expenses have been translated into Canadian dollars at the rate of exchange prevailing on the respective dates of the transactions. Exchange gains and losses are included in earnings except for unrealized foreign gains and losses on convertible debentures, which are deferred and amortized to earnings over the term of the debentures.

(e) *Potash concession*

The Company is capitalizing all direct exploration and development expenditures until commercial production commences or the investment is abandoned, at which time the costs will either be amortized on a unit-of-production basis or fully charged to operations. Provision will be made, where considered necessary, for permanent declines in the value of the property.

(f) *Stock options*

The Company provides options to directors, officers, employees and others to buy shares of the Company, thereby allowing them the opportunity to participate in the progress of the Company. No compensation expense is recognized when the stock options are granted or exercised. Any consideration received by the Company on the exercise of stock options is credited to share capital. If the stock options are repurchased by the Company, the consideration paid would be charged to the deficit.

(g) *Loss per share*

Loss per share is computed on the basis of the weighted average number of shares outstanding during the period.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h) Future income taxes

During the year ended February 28, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to income taxes. Under this new method, the future income tax asset and liability method of accounting for income taxes is used, and future income tax assets and liabilities are recorded based on temporary differences between the carrying amounts of balance sheet items and their corresponding tax bases. In addition, the future benefits of income tax assets including unused tax losses are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such losses ultimately will be utilized. These new standards also require that the future income tax assets and liabilities be measured using enacted tax rates and laws that are expected to apply when the tax assets or liabilities are to be either settled or realized.

(i) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(j) Interim reporting

The interim consolidated financial statements of the Company have been prepared for management in accordance with Canadian generally accepted accounting principles ("GAAP"). The interim consolidated financial statements have been prepared following the same accounting principles and method of computation as the consolidated financial statements for the year ended February 28, 2001. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the accompanying notes for the fiscal year ended February 28, 2001.

(Expressed in Canadian dollars)

3. CHANGE IN ACCOUNTING POLICY

During the year ended February 28, 2001, the Company adopted the new accounting recommendations for recording future income taxes as described in Note 2 (h). This change has been applied retroactively with the effect that the balance of the investment in potash concession and future income tax liability at February 29, 2000 have been increased by $16,348,459 and $17,070,411, respectively. Interest and bank charges and the future income tax recovery were increased by $523,768, $1,237,806 and $515,855 in the years ended February 28, 2001, February 29, 2000 and February 28, 1999, respectively. Convertible debentures were also decreased by $721,952 at February 29, 2000. This change did not affect reported net loss, cash flows or deficit in any prior period.

4. CAPITAL ASSETS

	August 31, 2001 (Unaudited)			February 28, 2001	February 29, 2000
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value	Net Book Value
Furniture and fixtures	**$ 325,903**	**$ 262,407**	**$ 63,496**	$ 74,704	$ 109,562
Exploration equipment	**11,649**	**10,334**	**1,315**	2,000	3,456
Vehicles	**64,026**	**56,509**	**7,517**	10,419	15,936
Condominium	**-**	**-**	**-**	-	331,851
Leasehold improvements	**122,460**	**74,294**	**48,166**	60,881	85,866
Computer equipment	**182,201**	**122,630**	**59,571**	56,775	54,896
	$ 706,239	**$ 526,174**	**$ 180,065**	$ 204,779	$ 601,567

5. INVESTMENT IN METRO RESOURCES COMPANY LTD.

During the year ended February 28, 1998, the Company purchased 1,265,500 common shares of Metro Resources Company Ltd. ("Metro"), for cash consideration of $1,418,575 (representing 2.5% of the issued and outstanding shares of Metro).

During the year ended February 28, 1999, the Company purchased 48,765,800 common shares of Metro for cash consideration of $49,650,561. Pursuant to a Plan of Arrangement Agreement between the Company and Metro, the Company then acquired the remaining shares of Metro held by third parties in exchange for shares of the Company. As a result, Metro is now a wholly-owned subsidiary of the Company.

(Expressed in Canadian dollars)

5. INVESTMENT IN METRO RESOURCES COMPANY LTD. (Continued)

The acquisition of Metro has been accounted for using the purchase method of accounting, and the financial positions and results of operations of Metro have been consolidated from June 15, 1998. The total consideration paid was allocated based on the estimated fair value of the assets acquired and the liabilities assumed at the date of acquisition as follows:

Current assets (including cash of $7,129,506)	$	7,225,968
Capital assets		110,049
Investment in land		1,252,354
Investment in potash concession		61,891,170
		70,479,541
Current liabilities		(1,104,885)
Future income taxes		(16,348,459)
Net assets		53,026,197
Less: Book value of prior investment in Metro		(1,418,575)
Less: Shares issued		(1,957,061)
Cash consideration	$	49,650,561

6. INVESTMENT IN POTASH CONCESSION

The investment in potash concession consists of the following:

	August 31, 2001 (Unaudited)	February 28, 2001	February 29, 2000
Balance, beginning of year	**$ 84,322,317**	$ 82,920,570	$ 81,634,409
Deferred exploration and development expenditures	**638,141**	1,401,747	1,286,161
Balance, end of period	**$ 84,960,458**	$ 84,322,317	$ 82,920,570

The Company holds a 90% interest in Asia Pacific Potash Corporation ("APPC"), a company which holds a potash concession situated in Udon Thani in northeast Thailand. The remaining interest in APPC is held by the Government of Thailand.

(Expressed in Canadian dollars)

6. INVESTMENT IN POTASH CONCESSION (Continued)

The Government of Thailand is to reimburse its 10% share of exploration and development expenditures out of its share of the net profits of APPC, once commercial production has commenced.

Upon receipt of mining licenses from the Government of Thailand, APPC is required to pay a fee of U.S.$5 million.

The recoverability of the carrying value of the Company's interest in the potash concession is dependent on (i) existence of economically recoverable reserves, (ii) the ability of the Company to obtain the necessary financing to fund APPC's continued exploration and development activities and construction of mine facilities, and (iii) ultimately, the ability of APPC to attain profitable operations.

On June 4, 2001, twelve special atchayabats ("SPLs") were issued by the Department of Mineral Resources ("DMR") to the Company's subsidiary, Asia Pacific Potash Corporation ("APPC"), pursuant to the Concession Agreement between APPC, the Ministry of Industry and DMR, and on the same date, June 4, 2001, APPC entered into a Mineral Prospecting Agreement under an Exclusive Prospecting License or Special Prospecting Licenses with the DMR, stating that APPC will proceed with mineral prospecting in accordance with the mineral prospecting plans and methods of the exclusive prospecting license/volumes of work and amounts of money in the SPLs.

The SPLs provide that APPC shall expend U.S.$900,000 in the first year from the date of issuance, U.S.$1,300,000 in the second year and U.S.$250,000 in the third year, being a total of U.S.$2,450,000. APPC has already expended substantially more than U.S.$2,450,000 prior to the issuance of the SPLs and APPC is of the opinion that the amount already expended by the Company prior to the issuance of the SPLs reduces or possibly eliminates the financial commitments of APPC under the SPLs. The Company is engaged in discussion with the DMR on this matter.

On October 3, 2001, the Company was notified by the DMR that it had accepted the Company's revised exploration program and expenditures under the SPLs. The program calls for expenditures of U.S.$240,000 in the first and second year respectively from the date of issuance.

On October 4, 2001, the Company filed its first quarterly report to the DMR disclosing the Company had expended U.S.$186,000.

(Expressed in Canadian dollars)

7. INVESTMENT IN LAND

The land is located in the province of Udon Thani, in northeast Thailand and above the Somboon potash resource field. It consists of approximately 2.0 square kilometres and will be used for the surface facilities for the proposed Somboon mine. Title to the land is held by private Thailand based holding companies controlled by APPC.

8. CONVERTIBLE DEBENTURES

Subsequent to August 31, 2001, the Company and the holders of the convertible debentures signed an agreement to extend the maturity date of the debentures to February 28, 2002, which was subsequently extended to April 1, 2002, at which time the principal amount plus accrued interest and premium will be converted into common shares of the Company at a conversion price of $0.20 per common share, subject to certain conditions (see Note 17).

Details of the original terms of the debentures and subsequent amendments are as follows:

(a) During the year ended February 28, 1999, the Company issued 9,000,000 convertible debentures with a face value of U.S.$24,460,000 ($37,064,508) that were to mature between July 13 to August 13, 2000. The debentures were secured by a security interest in the shares of Metro Resources Company Ltd., bore interest at 10% per year compounded annually, were payable at maturity, and were convertible into common shares of the Company at the option of the holder at any time prior to maturity at a conversion price of U.S.$2.72 ($4.00) per common share. In addition, the Company was to pay the holder a premium of U.S.$88 per U.S.$1,000 principal at maturity or a pro-rated portion of the premium if the convertible debenture was redeemed prior to maturity.

In accordance with the recommendations of the Canadian Institute of Chartered Accountants, the convertible debentures have been segregated into their debt and equity components. The financial liability component, representing the value allocated to the liability at inception, was recorded as a long-term liability. The remaining component, representing the value ascribed to the holders' option to convert the principal balance into common shares, was classified in shareholders' equity as "Equity component of convertible debentures". These components have been measured at their respective fair values on the date the convertible debentures were originally issued.

(Expressed in Canadian dollars)

8. CONVERTIBLE DEBENTURES (Continued)

(a) (continued)

The components of the convertible debentures were as follows:

	August 31, 2001 (Unaudited)	February 28, 2001	February 29, 2000	Issue Date
Debt component	**$ 37,580,068**	$ 37,273,734	$ 33,492,781	$ 29,162,300
Equity component (net of financing costs of $441,156)	**4,985,439**	4,985,439	4,985,439	4,985,439

Over the term of the debt obligation, the debt component was being accreted to the face value of the instrument by the recording of additional interest expense.

(b) As of July 19, 2000, the Company and the debenture holders agreed to an extension to the maturity date of the convertible debentures. Under the new terms, the maturity date was changed to October 13, 2001. The debentures were further secured by a pledge of 242,000 APPC shares, representing 24.2% of the 27.5% held by Metro.

The interest rate remained at 10% per year, compounded annually and was payable at the maturity date. The existing premium of U.S.$88 per U.S.$1,000 principal was now payable at the new maturity date. In addition, the Company was to pay the debenture holders an additional premium of U.S.$75.74 per U.S.$1,000 principal at the new maturity date. If the convertible debenture was redeemed prior to maturity, the additional premium was to be pro-rated based on the number of days between the old and the new maturity date.

The principal amount of the debentures were now convertible into common shares of the Company at the option of the holder at any time prior to the new maturity date at a conversion price between U.S.$1.529 and U.S.$1.784 per common share with the actual conversion price calculated according to a formula based on the number of days, if any, that the conversion occurs before maturity. The Company also agreed to pay any withholding tax applicable on payments made to the debenture holders. If all the holders choose to convert just prior to the new maturity date, the Company would have to issue 16 million common shares.

(Expressed in Canadian dollars)

8. CONVERTIBLE DEBENTURES (Continued)

(b) (continued)

On conversion, the premium and interest were to be waived. As discussed in Note 17, the terms of these convertible debentures were renegotiated subsequent to August 31, 2001.

In addition, the following covenants were concluded between the Company and the debenture holders:

- There was a limit of U.S.$3,000,000 on the indebtedness which the Company may incur.
- The Company agreed not to sell any asset having a value in excess of U.S.$3,000,000.
- The Company agreed not to make any payments of principal, interest or premium in respect of debt ranking behind the debentures.
- The Company agreed not to issue any stock options in excess of 500,000 shares without agreement of the debenture holders.

The convertible debentures matured on October 13, 2001 and the total principal, accrued interest and premium payable in US$ upon maturity was US$37.1 million (approximately Cdn$58 million on October 13, 2001). In addition, the Company has previously agreed to reimburse the Debenture Holders residing outside Canada for any Canadian tax required to be withheld in connection with the payment or deemed payment of interest and premium on conversion of full settlement of the Debentures. The amount of the withholding tax was estimated at US$3.3 million (Cdn$5.1 million) as at August 31, 2001.

(Expressed in Canadian dollars)

9. SHARE CAPITAL

(a) The authorized share capital is 2,000,000,000 common shares without par value.

(b) Details of share capital are as follows:

	Number of Shares	Amount
Balance at February 28, 1998	48,286,277	$ 52,751,126
Issued for cash on exercise of stock options	103,000	272,450
Issued on private placement	3,000,000	11,175,695
Issued in exchange for Metro shares (Note 5)	615,428	1,957,061
Balance at February 28, 1999	52,004,705	66,156,332
Issued for cash on private placement	2,400,000	5,896,153
Issued for cash on exercise of stock options	63,000	127,050
Balance at February 29, 2000 and February 28, 2001	54,467,705	72,179,535
Issued for cash on private placement	5,625,636	3,057,459
Balance at August 31, 2001 (Unaudited)	60,093,341	$ 75,236,994

(Expressed in Canadian dollars)

9. SHARE CAPITAL (Continued)

(c) A summary of share option activity and information concerning currently outstanding and exercisable options is as follows:

	Options Outstanding	
	Number of Common Shares	Weighted Average Exercise Price
Balance, February 28, 1998	4,793,000	$ 2.86
Granted	325,000	3.80
Conversion from Metro Options (Note 9 (e))	2,200,000	2.98
Cancelled	(175,000)	6.51
Exercised	(103,000)	2.65
Balance, February 28, 1999	7,040,000	2.86
Granted	1,080,000	3.65
Cancelled	(680,000)	3.15
Exercised	(63,000)	2.02
Balance, February 29, 2000	7,377,000	2.95
Cancelled	(162,000)	3.60
Balance, February 28, 2001	7,215,000	2.94
Cancelled	(2,380,000)	3.18
Balance, August 31, 2001 (Unaudited)	4,835,000	$ 2.95

(Expressed in Canadian dollars)

9. SHARE CAPITAL

(c) (continued)

The following table summarizes information concerning outstanding and exercisable options at August 31, 2001 (Unaudited):

Options Outstanding and Exercisable		
Number Outstanding	Weighted Average Exercise Price per Share	Expiry Date
240,000	$3.15	November 30, 2001
132,000	$2.98	November 30, 2001
100,000	$2.35	November 30, 2001
930,000	$3.15	February 26, 2002
1,260,000	$2.35	November 28, 2002
1,353,000	$2.98	June 22, 2003
115,000	$4.00	September 3, 2003
270,000	$4.00	May 7, 2004
330,000	$3.35	May 7, 2004
105,000	$3.15	October 27, 2005
4,835,000	$2.95	

During the six months ended August 31, 2001, the Company completed a private placement consisting 5,625,636 units at $0.55 per unit for net proceeds of $3,057,459. Each unit was comprised of one common share and one full warrant. Each warrant enables the holder to purchase one additional common share from the Company for $1.00 until May 31, 2002.

During the six months ended August 31, 2001, stock options to purchase 2,380,000 common shares of the Company at prices ranging from $2.35 to $4.00 per common share were cancelled.

During the year ended February 28, 2001, the Company extended the maturity date of certain share purchase options to October 27, 2005.

(Expressed in Canadian dollars)

9. SHARE CAPITAL (Continued)

(d) During the year ended February 29, 2000, the Company issued 2,400,000 units at $2.60 per unit for proceeds of $5,896,153 (net of issue costs of $343,847). Each unit consisted of one common share and one-half non-transferable share purchase warrant of the Company. Each whole share purchase warrant entitles the holder to purchase one additional common share at $3.10 per common share during the first year and $3.60 per common share during the second year. As at February 28, 2001, 1,200,000 share purchase warrants remain unexercised.

(e) During the year ended February 28, 1999, pursuant to a Plan of Arrangement Agreement between the Company and Metro, the Company acquired 100% of the outstanding shares of Metro. Each holder of options to purchase common shares of Metro ("Metro Options") received for their Metro Options, options to purchase 0.44 of the Company shares and the issued Metro Options were cancelled without any repayment of capital. As a result, 5,000,000 Metro Options were cancelled and 2,200,000 options of the Company were granted.

(f) On July 17, 1996, the Company adopted a shareholder rights plan (the "Plan"). Generally, if any person or group makes a take-over bid other than a bid permitted under the Plan (a "Permitted Bid") or acquires 20% or more of the Company's outstanding common shares without complying with the Plan, the Plan will entitle the holders of share purchase rights to purchase common shares of the Company at 50% of the prevailing market price. A take-over bid for the Company can avoid the dilutive effects of the share purchase rights and therefore become a Permitted Bid if it complies with certain specified provisions in the Plan. The Plan is required to be reconfirmed every three years. The plan was re-approved at the Annual General Meeting of the Company held on August 27, 1999.

10. INCOME TAXES

The Company's actual income tax (expense) recovery differs from the income tax (expense) recovery which would result from applying the statutory tax rate to loss before income taxes primarily as a result of not recording the potential tax recovery of operating losses and other non-taxable items and the statutory rate differences between Canada and foreign jurisdictions. The future income tax recovery arises as a result of the tax recovery relating to the accretion of the liability component of the convertible debentures.

(Expressed in Canadian dollars)

10. INCOME TAXES (Continued)

The approximate tax effect of each type of temporary difference at February 28, 2001 that gives rise to the Company' s future income tax assets are as follows:

	August 31, 2001	February 28, 2001	February 29, 2000
	(Unaudited)		
Future tax assets			
Non-capital loss carryforwards	**$ 15,335,082**	$ 15,335,082	$ 9,021,638
Deferred financing costs	**734,786**	734,786	865,002
Other	**452,481**	452,481	383,220
	16,522,349	16,522,349	10,269,860
Less valuation allowance	**(16,522,349)**	(16,522,349)	(10,269,860)
Net future tax assets	**$ -**	$ -	$ -
Future tax liabilities			
Potash concession	**$ 16,348,459**	$ 16,348,459	$ 16,348,459
Convertible debenture	**198,184**	198,184	721,952
	$ 16,546,643	$ 16,546,643	$ 17,070,411

The net future tax liabilities are presented on the balance sheet as follows:

Current future income tax liability	**$ 198,184**	$ 198,184	$ -
Non-current future income tax liability	**16,348,459**	16,348,459	17,070,411
	$ 16,546,643	$ 16,546,643	$ 17,070,411

(Expressed in Canadian dollars)

11. CHANGE IN NON-CASH OPERATING WORKING CAPITAL ITEMS

	August 31, 2001 (Unaudited)	February 28, 2001	February 29, 2000	February 28, 1999
(Increase) decrease in:				
Accounts receivable	**$ 48,678**	$ 48,837	$ (50,623)	$ 112,333
Prepaid expenses	**(241,873)**	(23,112)	23,595	39,206
Income taxes receivable	**-**	(11,152)	36,469	(51,126)
Due from affiliated companies	**291,798**	(21,291)	(27,620)	380,374
Other current assets	**36,779**	(16,211)	(20,751)	5,984
(Decrease) increase in:				
Accounts payable and accrued charges	**784,325**	(97,841)	(219,133)	(1,145,393)
	$ 919,707	$ (120,770)	$ (258,063)	$ (658,622)

12. RELATED PARTY TRANSACTIONS

In September 2001, the Company agreed to retroactively pay a non-executive director of the Company a monthly fee of 300,000 Baht (approximately $10,500) from February 1, 2001 to September 30, 2001. The Company also entered into a contract with a private company controlled by the same non-executive director to provide consulting services to the Company at a rate of 300,000 Baht (approx. $10,500) per month effective October 1, 2001. The contract is cancellable by either party with a one-month notice. The entire retroactive payment to August 31, 2001 of $71,800 was recorded during the three months ended August 31, 2001.

On March 23, 2001, the President and Chief Executive Officer resigned from the Company and agreed to a termination settlement which will result in total severance payments of approximately $900,000. During the six months ended August 31, 2001, the Company paid $110,000 related to this severance liability. The remaining balance of $790,000 was included in accounts payable and accrued charges at August 31, 2001.

Related party transactions not disclosed elsewhere in these financial statements include consulting and management fees of $958,312 (2000 - $1,018,244; 1999 - $1,017,132) paid to companies controlled by or affiliated to directors.

(Expressed in Canadian dollars)

12. RELATED PARTY TRANSACTIONS (Continued)

During the year ended February 28, 1999, the Company acquired a condominium in Thailand from two directors of the Company. During the year ended February 28, 2001, the Company determined that the original developer had not properly registered the condominium's title and as a result the Company's purchase was rescinded. The Company has reversed the transaction and recorded a receivable in the amount of $291,798, being the original purchase cost of the condominium in the amount of 8,600,000 Baht, from the related parties. During the six months ended August 31, 2001, this amount was been received by the Company.

13. COMMITMENTS

The Company has the following future minimum payments in respect of lease commitments for office space:

2002	$ 214,858
2003	29,687

14. CONTINGENCY

During 1993, the Company acquired from Crew Capital Corporation, a private company related by certain directors in common, a right to earn a 75% interest in APPC for $69,510, representing a reimbursement of development costs incurred to date, and a royalty of 1.5% on the Company's initial share (75%) of potash sales once commercial production has begun. Effective December 1, 1994, the Company acquired control of APPC as it incurred expenditures in satisfaction of the requirements for earning the 75% interest. Accordingly, at such time as commercial production commences, this royalty will be payable by the Company.

(Expressed in Canadian dollars)

15. SEGMENTED INFORMATION

The Company considers its business to consist of one operating segment. Details of revenues and capital assets by geographic segment are as follows:

	Six months ended August 31, 2001 (Unaudited)		Six months ended August 31, 2000 (Unaudited)		Years ended February 28, 2001		February 29, 2000		February 28, 1999	
	Revenue	Capital Assets	Revenue	Capital Assets	Revenue	Capital Assets	Revenue	Capital Assets	Revenue	Capital Assets
Canada	$ 27,984	$ 80,029	$ 100,819	$ 86,256	$ 169,180	$ 80,043	$ 168,805	$ 93,233	$ 522,155	$ 80,019
Thailand	226	92,929,248	-	92,288,362	3,645	92,294,575	28,660	91,228,530	108	89,129,767
	$ 28,210	$ 93,009,277	$ 100,819	$ 92,374,618	$ 172,825	$ 92,374,618	$ 197,465	$ 91,321,763	$ 522,263	$ 89,209,786

Capital assets consist of investment in potash concession, investment in land and capital assets.

16. FINANCIAL INSTRUMENTS

(a) *Fair value*

The carrying values of the Company's financial instruments, which include cash, accounts receivable, due from affiliated companies, other current assets, accounts payable and accrued charges, interest payable on debentures, and convertible debentures approximate their respective fair values.

(b) *Financial risk*

Financial risk is the risk arising from fluctuations in interest rates and changes in foreign currency exchange rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in interest rates and foreign currency exchange rates.

17. SUBSEQUENT EVENT

Pursuant to a support agreement signed October 8, 2001 and amended on December 4, 2001, Olympus Capital Holdings Asia ("Olympus Capital"), the holder of approximately 72% of the Convertible Debentures, agreed to convert all the outstanding Debentures into equity units of the Company at a new conversion price and subject to certain conditions. The Convertible Debentures were to mature on October 13, 2001.

(Expressed in Canadian dollars)

17. SUBSEQUENT EVENT (Continued)

Under this agreement, the principal amount of the Convertible Debentures plus accrued interest and premium were to be converted into common shares of the Company on February 28, 2002 at a conversion price of $0.20 per share. The conversion date was subsequently extended to April 1, 2002. From October 13, 2001, the Convertible Debentures and accrued interest, but not the premium, will continue to accrue interest at a rate of 14% per annum. This agreement is binding on all Debenture Holders.

The conversion of the Convertible Debentures was subject to shareholder and regulatory approvals and other conditions including shareholder approval to continue the Company into New Brunswick or other such jurisdiction as Olympus Capital may reasonably approve after conversion of the Debentures. The Company held an Extraordinary General Meeting on January 7, 2002 where shareholders approved the issuance of up to 320,000,000 common shares for the conversion of the Debentures and the continuance of the Company from British Columbia to New Brunswick, two of the conditions for the conversion of the Convertible Debentures by Olympus Capital. The TSE has conditionally approved the Debenture Conversion and listing of 320,456,390 common shares issuable upon the Debenture Conversion subject to the filing of supporting documentation and closing no later than April 4, 2002.

In addition, the Company has agreed to undertake a rights issue to raise up to $30 million. Olympus Capital has agreed to provide a standby facility of $5 million and Crew Development Corporation has agreed to exercise its rights ($4 million) and provide a standby facility of $1 million ("the Crew Commitments"), subject to certain conditioins. The standby facilities will be drawn, up to these agreed maximums, in the event the rights issue is not fully subscribed for by other shareholders. This arrangement, if concluded, will ensure that the Company will raise a minimum of $10 million of additional cash. The conversion of the Convertible Debentures is subject to completion of the Crew Commitments.

Olympus Capital and Crew have agreed to provide up to $800,000 and $200,000 in interim financing by way of a loan to allow the Company to operate and meet its short-term commitments until the closing of the Rights Offering. Amounts drawn under this interim financing will bear interest at a rate of 10% per year compounded semi-annually until repaid from the proceeds of the rights offering.

(Expressed in Canadian dollars)

17. SUBSEQUENT EVENT (Continued)

Following the completion of the conversion of the Debentures into common shares of the Company, Olympus Capital will be able to nominate the majority of the Company's directors and direct the voting of the other former Debenture Holders' common shares as long as the former Debenture Holders hold in total more than 25% of the outstanding common shares of the Company. All the former Debenture Holders, Crew and certain of Crew's officers will be subject to restrictions that prevent the transfer, sale or assignment of any of their common shares of the Company for a period two months following the conversion of the Debentures. There are additional limitations on the amount of common shares that can be sold by these parties for a period of 18 months following the conversion.

Immediately following conversion, the former Debenture Holders will hold approximately 60% of the Company's outstanding shares, assuming that the rights issue is fully subscribed, or approximately 80% if only the minimum of $10 million is raised.

Subsequent to August 31, 2001, the Debenture Holders provided additional information that will reduce the Company's liability for the withholding tax related to the Debentures by $2,706,331. This reduction in the withholding tax accrual was recorded in the quarter ended November 30, 2001. Subject to tax rulings, this tax liability on conversion or full settlement of the Debentures may be further reduced.

Effective January 29, 2002 the Chairman of the Board of Directors of the Company was terminated and, as a new Board of Directors will be elected on conversion of the Convertible Debentures, no replacement has yet been appointed.

The Company has filed a final prospectus dated February 5, 2002 in connection with a rights offering. Under the rights offering, existing shareholders are able to subscribe for up to 60,093,341 Units at a price of $0.50 per Unit, each Unit to consist of two and one-half common shares and one warrant. Each warrant entitles the holder to receive an additional two and one-half common shares for an exercise price of $1.00 per warrant. The maximum proceeds of this rights offering will be $30,046,670 less estimated issue costs of $250,000.

CERTIFICATE OF THE COMPANY

DATE February 5, 2002

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this Prospectus as required by Part 9 of the Securities Act (British Columbia), Part 8 of the Securities Act (Alberta), Part X1 of The Securities Act, 1988 (Saskatchewan), Part V11 of The Securities Act (Manitoba), Part XV of the Securities Act (Ontario), the Securities Act (Nova Scotia), the Securities Act (New Brunswick), the Securities Act (Prince Edward Island) and by Part XIV of the Securities Act (Newfoundland) and the respective regulations thereunder. This Prospectus, for the purposes of the Province of Quebec, does not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed.

"Robert G. Connochie"
Robert G. Connochie
President and Chief Executive Officer

"Peter G. Wong"
Peter G. Wong
(Acting) Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

"John M. Darch"
John M. Darch
Director

"Wayne Fallis"
Wayne Fallis
Director

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(This page has been left blank intentionally.)

MAR 25 2002

TO HOLDERS OF COMMON SHARES RESIDENT IN CANADA OR RESIDENT IN A JURISDICTION OTHER THAN THE UNITED STATES

Asia Pacific Corporation Ltd. (the "**Corporation**") is issuing, to the holders of its outstanding common shares ("**Shares**"), rights ("**Rights**") to subscribe for Units of the Corporation. We enclose the Corporation's Prospectus dated February 5, 2002 which qualifies the rights for distribution in all of the Provinces of Canada.

The procedure to exercise your rights is summarized below, however, the disclosure herein is subject to the Prospectus. For additional information, shareholders should refer to the Prospectus.

You will be entitled to purchase one Unit of Asia Pacific for each one Right held by you, at a price of $0.50 per Unit up to 4:00 p.m. (Vancouver, British Columbia time) on April 1, 2002 (the "**Rights Expiry Time**"). Each Unit will consist of two and one-half (2½) Shares and one Warrant. Each Warrant entitles you to receive a further two and one-half (2½) Shares by paying $1.00 per Warrant any time prior to 4:00 p.m. (Vancouver, British Columbia time) on April 1, 2003. You also have the right to subscribe for additional Units by following the procedures set out in the Rights Certificate.

Payment must be made in Canadian funds to the Subscription Agent, Pacific Corporate Trust, at its address at 625 Howe Street, 10th Floor, Vancouver, British Columbia Canada, V6C 3B8.

If you are a registered shareholder as of the record date of February 20, 2002, you will receive with this letter a certificate evidencing the number of Rights to which you are entitled. If you wish to exercise your Rights and if you wish to subscribe for additional Units (the "**Additional Subscription Privilege**"), you must follow the procedure set forth on the Rights certificate.

If your shares are registered in the name of a nominee, you will **not** receive a Rights certificate with this letter. You **must** contact your stockbroker, investment dealer, bank, trust company or other nominee in whose name the shares are registered for assistance in exercising your Rights or in subscribing for additional Units under the Additional Subscription Privilege.

To those persons who reside outside of Canada and the United States, the Company advises that it has not qualified the Rights, Units or underlying securities for distribution in such other jurisdictions. It is the responsibility of such shareholders to determine if they are eligible, under the securities laws ("**Foreign Laws**") applicable to them, to purchase the Units or underlying securities. It is further the responsibility of such shareholders to determine if there are any restrictions on their ability to transfer or sell the securities acquired. If a shareholder is not eligible (the "**Non-Qualifying Shareholder**") to purchase the Units, such shareholder may notify the Subscription Agent of such and the Non-Qualifying Shareholder's Rights Certificates will be delivered to, held and dealt with by Pacific Corporate Trust as the Subscription Agent for and on behalf of the Non-Qualifying Shareholders. The Company reserves the right to require evidence, which may be in the form of an appropriate legal opinion or other evidence satisfactory to the Company, from shareholders to confirm their eligibility under Foreign Laws to purchase the Units or underlying securities. The Company further reserves the right to not issue Rights, Shares, Warrants or Warrant Shares to a shareholder if it determines that it would be unlawful to do so and in such event the Rights will be dealt with by the Subscription Agent as described below.

The Subscription Agent will attempt to sell Rights of Non-Qualifying Shareholders in Canada prior to the Expiry Time at such prices and otherwise in such manner as the Subscription Agent may determine in its sole discretion. The Subscription Agent's ability to sell such Rights and the price obtained therefor are dependent on market conditions. The Subscription Agent will not be subject to any liability for failure to sell any Rights of Non-Qualifying Shareholders or to sell any such Rights at a particular price. The net proceeds received by the Subscription Agent from the sale of such Rights will be divided among the Shareholders in proportion to the number of Shares held by them respectively on the Record Date and the Subscription Agent will mail cheques therefor to the Shareholders at their addresses appearing in the records of the Corporation.

If you have any questions, you may direct your enquiry to the Company, attention Peter G. Wong at (604) 681-8003.

ASIA PACIFIC RESOURCES LTD.

Robert Connochie

Robert G. Connochie, President

AUX PORTEURS D'ACTIONS ORDINAIRES RÉSIDANT AU CANADA OU DANS UN TERRITOIRE AUTRE QUE LES ÉTATS-UNIS.

Asia Pacific Corporation Ltd. (la ***société***) émet, aux porteurs de ses actions ordinaires en circulation (les ***actions***), des droits (les ***droits***) de souscription de parts de la société. Nous joignons aux présentes le prospectus de la société daté du 5 février 2002 qui vise les droits aux fins de placement dans toutes les provinces du Canada.

Bien que l'exercice de vos droits soit résumé ci-dessous, l'information donnée aux présentes est assujettie au prospectus, que les actionnaires devraient consulter pour plus de renseignements.

Vous pourrez acheter une part de Asia Pacific pour chaque droit que vous détenez, au prix de 0,50 $ par part jusqu'à 16 h (heure de Vancouver (Colombie-Britannique)) le 1er avril 2002 (le ***moment de l'expiration des droits***). Chaque part sera constituée de deux actions et demie (2 ½) et d'un bon de souscription. Chaque bon de souscription vous permettra de recevoir une autre tranche de deux actions et demie (2 ½) en payant 1 $ par bon de souscription en tout temps avant 16 h (heure de Vancouver (Colombie-Britannique)) le 1er avril 2003. Vous aurez aussi le droit de souscrire des parts additionnelles en suivant la procédure indiquée sur le certificat de droits.

Le paiement doit être effectué en fonds canadiens à l'agent de souscription, Pacific Corporate Trust, au 625 Howe Street, 10e étage, Vancouver (Colombie-Britannique) V6C 3B8 Canada.

Si vous êtes un actionnaire inscrit à la date de référence du 20 février 2002, vous recevrez avec la présente lettre un certificat attestant le nombre de droits que vous êtes habiletés à recevoir. Si vous désirez exercer vos droits et souscrire des parts additionnelles (le ***privilège de souscription additionnel***), vous devez suivre la indiquée sur le certificat de droits.

Si vos actions sont inscrites au nom d'un prête-nom, vous **ne** recevrez pas de certificat de droits avec la présente lettre. Vous **devez** communiquer avec votre courtier, conseiller en placement, banque, société de fiducie ou autre prête-nom au nom duquel les actions sont inscrites afin d'obtenir de l'aide pour exercer vos droits ou souscrire des parts additionnelles aux termes du privilège de souscription additionnel.

La société désire informer les personnes qui résident hors du Canada et des États-Unis qu'elle n'a pas visé les droits, les parts ou les titres sousjacents aux fins de placement dans de tels autres territoires. Ces actionnaires ont la responsabilité de déterminer si, en vertu des lois sur les valeurs mobilières (les ***lois étrangères***) qui leur sont applicables, ils sont admissibles à acheter les parts ou les titres sousjacents. Ils ont en outre la responsabilité de déterminer si des restrictions sont imposées sur leur capacité de transférer ou de vendre les titres acquis. Si un actionnaire n'est pas admissible (l'***actionnaire non admissible***) à acheter les parts, il pourra en informer Pacific Corporate Trust, qui agira en tant qu'agent de souscription pour les actionnaires non admissibles, et lui remettra ses certificats de droits pour que celle-ci les détienne et agisse à leur égard. La société se réserve le droit de demander aux actionnaires, sous forme d'avis juridique approprié ou d'une autre preuve lui convenant, de confirmer leur admissibilité en vertu des lois étrangères à acheter les parts ou les titres sousjacents. Celle-ci se réserve en outre le pouvoir de ne pas émettre de droits, d'actions, de bons de souscription ou de bons de souscription d'actions à un actionnaire si elle est d'avis qu'une telle mesure serait illégale, et en pareil cas, l'agent de souscription traitera les droits tel qu'il est décrit plus loin.

L'agent de souscription tentera de vendre les droits des actionnaires non admissibles au Canada avant le moment de l'expiration, aux prix et autrement de la manière qu'il déterminera à son entière discrétion. Sa capacité de vendre de tels droits et le prix obtenu pour ceux-ci dépendront de la conjoncture du marché. L'agent de souscription n'assumera aucune responsabilité pour avoir omis de vendre certains droits des actionnaires non admissibles ou de vendre tous pareils droits à un prix spécifique. L'agent de souscription répartira le produit net tiré de la vente de ces droits entre les actionnaires, en proportion du nombre d'actions qu'ils détiennent respectivement à la date de référence, et à cette fin, il leur postera des chèques à leurs adresses paraissant au registre de la société.

Pour toute question, veuillez vous adresser à la société, à l'attention de Peter G. Wong à (604)681-8003.

ASIA PACIFIC RESOURCES LTD.

Robert Connochie

Robert G. Connochie, President

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This offering of securities is made in the Provinces of Canada and the United States. These securities are exempt from registration under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and all state securities laws, except in California where the Rights will be registered.

February 5, 2002

Rights Offering Prospectus

ASIA PACIFIC RESOURCES LTD.

Rights to Subscribe for up to 60,093,341 Units, at a price of $0.50 per Unit, each Unit to consist of two and one-half (2½) Common Shares and one Warrant.

This Prospectus qualifies the issuance (the "**Offering**") of transferable rights (the "**Rights**") which are to be distributed by Asia Pacific Resources Ltd. ("**Asia Pacific**" or the "**Company**") to its holders ("**Shareholders**") of common shares (the "**Common Shares**") in the manner set forth below. The Rights may be exercised by their holders for units (the "**Units**") of the Company, with each such Unit to consist of two and one-half (2½) common shares (the "**Shares**") and one warrant (the "**Warrants**"). Each Warrant entitles the holder, on payment of the exercise price of $1.00 per Warrant (the "**Warrant Exercise Price**"), to receive two and one-half (2½) Shares. This Prospectus also qualifies for distribution the Shares and Warrants comprising the Units to be issued upon exercise of the Rights and the Shares to be issued upon exercise of the Warrants (the "**Warrant Shares**"). The Shares and Warrants are immediately separable into the Shares and the Warrants as of the time of their issuance.

Subscription Price: $0.50 per Unit
(on Exercise of One Right)

	Subscription Price	Proceeds to the Company (1)(2)
Per Unit	$0.50	$0.50
(up to) Total(2)	$30,046,670	$30,046,670

(1) Before deducting expenses of this Offering estimated at $250,000 which will be paid out of the proceeds of this Offering or the general funds of the Company.

(2) Assuming no exercisable options to Directors and employees are exercised on or prior to the Rights Record Date and assuming all Rights are exercised and assuming no warrants are exercised.

Asia Pacific is issuing the Rights to each Shareholder of record on February 20, 2002 (the "**Record Date**"), who is resident in one of the provinces of Canada, the United States and those other jurisdictions in which, in the opinion of the Company, the Offering may lawfully be made (the "**Qualifying Jurisdictions**"). Each such Shareholder will receive one Right for each Share held on the Record Date. Each Right will entitle the holder thereof to purchase one Unit of Asia Pacific for each one Right held, at a price of $0.50 per Unit (the "**Rights Exercise Price**"), on or before April 1, 2002 (the "**Rights Expiry Date**").

The Rights will expire at 4.00 p.m. (Vancouver time) on April 1, 2002 (the "Rights Expiry Time"), at which time unexercised Rights will be void and without value. A fully transferable and divisible Rights certificate (a "**Rights Certificate**") evidencing the total number of Rights to which a holder is entitled will be mailed to each registered holder of record in a Qualifying Jurisdiction as at the close of business on the Record Date, together with a copy of this Prospectus. The Rights Exercise Price was determined by the management of Asia Pacific, having regard to the market price of the Shares on The Toronto Stock Exchange ("**TSE**"). See "Plan of Distribution".

The Rights offered hereby are exempt from registration under the U.S. Securities Act and all state securities laws, except in California where the Rights will be registered. The Shares and Warrants underlying the Rights and the Warrant Shares issuable upon exercise of the Warrants will be registered under the U.S. Securities Act and will be exempt from registration, or registered as required, under all state securities laws. The Rights, Shares, Warrants and Warrant Shares will be fully transferable and freely tradeable under U.S. federal and state securities laws except in California where certain transfer restrictions will apply. Right Certificates will be forwarded to, and subscriptions accepted from, residents with a registered address in the United States of America, its territories and possessions. See "Plan of Distribution – U.S. Shareholders".

In the case of Shareholders with a registered address outside the Qualifying Jurisdictions (the "**Non-Qualifying Shareholders**"), reference is made to instructions under "Plan of Distribution – Certain Shareholders Resident Outside the **Qualifying Jurisdictions**". Rights Certificates of the Non-Qualifying Shareholders will be delivered to, held and dealt with by the Subscription Agent for and on behalf of the Non-Qualifying Shareholders. See "Plan of Distribution – Certain Shareholders Resident Outside the Qualifying Jurisdictions".

Each Warrant entitles the holder, on payment of the Warrant Exercise Price, to receive two and one-half (2½) Warrant Shares, subject to adjustment pursuant to the terms of a warrant indenture between the Company and Pacific Corporate Trust Company (the "**Warrant Indenture**") at any time prior to 4:00 p.m. (Vancouver time) (the "**Warrant Expiry Time**") on April 1, 2003 (the "**Warrant Expiry Date**"). **Warrants that are not exercised prior to the Warrant Expiry Time will be void and without value.** Certificates representing the Warrants will be issued to the holders following the exercise of the corresponding number of Rights.

This Offering is not underwritten nor is an agent representing the Company in making this Offering. The Company reserves the right to close the subscription books at any time without notice.

ADDITIONAL SUBSCRIPTION

Each holder of the Rights who has fully exercised all of the Rights evidenced by the holder's Rights certificate (by subscribing for all of the Units pursuant to such Right certificate) may subscribe for additional Units at the Subscription Price (the "**Additional Subscription Privilege**"), if there are any available Units, as of the Rights Expiry Date, which have not been otherwise subscribed and paid for. In the event that there is an insufficient number of Units available to satisfy all requests made under the Additional Subscription Privilege, the additional Units will be allotted on a pro rata basis to each holder exercising the Additional Subscription Privilege. This Prospectus also qualifies for distribution the Rights, Units and Warrants which may be issued under the Additional Subscription Privilege. See "How to Use the Rights Certificate – Additional Subscription Privilege".

LISTING

Asia Pacific's Shares are listed on the TSE under the trading symbol "APQ". The Rights are listed on the TSE and will be posted for trading until 12:00 p.m. (Toronto time) on April 1, 2002. The TSE has approved the listing of the Common Shares issuable upon exercise of the Rights and the Common Shares issuable upon the exercise of the Warrants. The Warrants comprising part of the Units will not be listed or posted for trading on the TSE. There is no organized market in which the Warrants may be sold. The closing price of the Common Shares on the TSE on February 4, 2002 was $0.210.

OFFERING COMMITMENTS

The Company has obtained a commitment from its principal shareholder, Crew Development Corporation ("**Crew**"), to exercise the Rights it will receive pursuant to the Offering in the amount of approximately $4,000,000 (the "**Crew Exercise Commitment**") and to subscribe for further Units in the approximate amount of $1,000,000 offered hereunder and not otherwise subscribed for by othershareholders pursuant to the Additional Subscription Privilege (the "**Crew Additional Subscription**") (together the Crew Exercise Commitment and the Crew Additional Subscription are referred to as the "**Crew Commitments**"), for an aggregate of up to $5.0 million. The Company has also received a commitment from Olympus Capital Holdings Asia I, L.P. ("**Olympus**") to subscribe (conditional upon performance of the Crew Commitments) for up to $5.0 million of the Units offered hereunder and not otherwise subscribed for by other shareholders pursuant to the Additional Subscription Privilege (the "**Olympus Stand-by Commitment**"). Together the Crew Commitments and the Olympus Stand-by Commitment are referred to as the "**Offering Commitments**".

The Crew Additional Subscription and Olympus Stand-by Commitment will be reduced, if the Offering is subscribed in excess of $20,000,000. See "Plan of Distribution - Offering Commitments". Crew and Olympus may satisfy their respective obligations to pay for Units acquired pursuant to the Offering Commitments by (1) setting off against the subscription price of such Units, the Company's obligation to repay any interim financing ("**Interim Financing**") of up to $1.0 million which may be provided by Crew and Olympus, and (2) paying the balance of the subscription price in cash. See "Interim Financing" and "Use of Proceeds".

RISKS

Investment in the securities qualified for distribution by this Prospectus is speculative and subject to significant risks. An investment in natural resource issuers involves a significant degree of risk. In addition, the Company has no history of revenues, positive cash flow or positive income. The degree of risk associated with an investment in the Company is increased as the Company's Property requires significant financing to proceed to the full field development stage. Refer to "Risk Factors".

CURRENCY

In this Prospectus, unless otherwise specified, all references to "$" are to Canadian dollars and all references to "U.S. dollars" or "U.S.$" are to United States dollars. The financial statements of the Company are reported in Canadian dollars and have been prepared in accordance with generally accepted accounting principles in Canada.

LEGAL MATTERS

Certain legal matters relating to the distribution of Rights under this Offering and the Units issuable on exercise thereof will be passed upon on behalf of the Company by DuMoulin Black, Vancouver, British Columbia.

TABLE OF CONTENTS

SUMMARY OF OFFERING

The following is a summary of the principal features of this distribution and should be read together with the more detailed information and financial data and statements contained elsewhere in this Prospectus.

ASIA PACIFIC RESOURCES LTD.

Asia Pacific, directly and indirectly, holds a 90% net interest and is responsible for 100% of the costs, in a Concession granted by the Government of Thailand to explore for, develop, produce and market potash minerals for commercial sale within an area adjoining the Town of Udon Thani in north eastern Thailand (the "**Udon Thani Concession**" which includes two deposits or projects, the "**Somboon Deposit**" or "**Somboon Project**" and the "**Udon Deposit**").

DETAILS OF THE OFFERING

The Offering: Rights to subscribe for Units of Asia Pacific.

Entitlement to Rights: Holders of record at the close of business on the Record Date of Common Shares will receive one Right for each Share held to subscribe for Units. See "Plan of Distribution – Rights and Units".

Basis: One Right and $0.50 will entitle the holder to purchase one Unit. Each Unit consists of two and one-half (2½) Shares and one Warrant. Each Warrant entitles the holder, on payment of the Warrant Exercise Price of $1.00 per Warrant, to receive two and one half (2½) Shares, at any time up to 4:00 p.m. (Vancouver time) on the Warrant Expiry Date. See "Plan of Distribution – Rights and Units".

Use of Proceeds: To repay the Interim Financing, to pay applicable withholding taxes, to provide a portion of the costs required in order to reach a mine construction decision with respect to the Somboon Project and for general working capital.

See "Use of Proceeds".

Rights Expiry Date: The Rights will expire at 4:00 p.m. (Vancouver time) on the Rights Expiry Date. Rights not exercised prior to the Rights Expiry Time will be void and have no value. See "Plan of Distribution – Expiry Time".

Additional Subscription Privilege: Each holder of Rights who has fully exercised all of the Rights evidenced by the holder's Right Certificate (by subscribing for all of the Units pursuant to such Right Certificate) may subscribe for additional Units at the Subscription Price pursuant to the Additional Subscription Privilege, if there are any available Units, as of the Rights Expiry Date, which have not been otherwise subscribed and paid for. In the event that there is an insufficient number of Units available to satisfy all requests made under the Additional Subscription Privilege, the additional Units will be allotted on a pro rata basis to each holder exercising the Additional Subscription Privilege. See "Plan of Distribution – Additional Subscription Privilege".

The Company has obtained the Crew Commitments to acquire an aggregate of up to $5.0 million pursuant to the exercise of Crew's Rights and pursuant to the Additional Subscription Privilege. The Company has also received the Stand-by Commitment from Olympus to subscribe for up to $5.0 million of the Units offered hereunder and not otherwise subscribed for by other shareholders pursuant to the Additional Subscription Privilege.

The Crew Additional Subscription and Olympus Stand-by Commitment will be reduced, if the Offering is subscribed in excess of $20,000,000. See "Plan of Distribution – Offering Commitments".

Crew and Olympus may satisfy their respective obligations to pay for Units acquired pursuant to the Offering Commitments by (1) setting off against the Subscription Price of such Units, the Company's obligation to repay any Interim Financing of up to $1.0 million which may be provided by Crew and Olympus and (2) paying the balance of the Subscription Price in cash. See "Interim Financing" and "Use of Proceeds".

Subscription Agent

Pacific Corporate Trust Company has been appointed the Subscription Agent and Warrant Trustee with respect to this Offering. See "Plan of Distribution – Subscription Agent and Subscription Office".

Income Tax Considerations:

Shareholders should review the section entitled "Canadian Federal Income Tax Considerations" and consult their own tax advisers.

United States Shareholders:

The Rights offered hereby are exempt from registration under the U.S. Securities Act and all state securities laws, except in California where the Rights will be registered. The Shares and Warrants underlying the Rights and the Warrant Shares issuable upon exercise of the Warrants will be registered under the U.S. Securities Act and will be exempt from registration, or registered as required, under all state securities laws. The Rights, Shares, Warrants and Warrant Shares will be fully transferable and freely tradeable under U.S. federal and state securities laws. Right Certificates will be forwarded to, and subscriptions accepted from, residents with a registered address in the United States of America, its territories and possessions.

Non-Qualifying Shareholders

Holders of Common Shares whose recorded addresses are not in a Qualifying Jurisdiction will not be forwarded Rights Certificates. Their Rights Certificates will be held by the Subscription Agent who will attempt to sell the Rights in the open market. See "Plan of Distribution – Certain Shareholders Resident outside the Qualifying Jurisdictions".

Risk Factors:

An investment in the securities qualified for distribution by this Prospectus is speculative and subject to certain risks. In addition to the factors disclosed elsewhere in this Prospectus, investors should consider the following risk factors in assessing the investment merits of such securities:

i. The Company will require substantial financing, in addition to any amount raised on the Rights Offering, to bring the Somboon Project to a mine construction decision and to develop the Somboon Project. The Company intends to raise the additional funds by a combination of debt and equity financing and by finding other Project participants. The development of the Company's potash project involves significant risks, and there is no certainty that the monies required to reach a mine construction decision or to place the Somboon Deposit into commercial production can be secured or, if they can be secured, will not result in a substantial dilution of the Company's interest in the potash project. The Udon Deposit requires further analysis before a decision as to its merits can be made. In the event a decision was made to explore or develop the Udon Deposit, substantial funding would be required in addition to the funding discussed in this Prospectus regarding the Somboon Project.

ii. The Company's continuing ability to meet its obligations as they come due, to hold its property and to undertake development of its property is dependent upon raising sufficient funds in the Rights Offering, completing the undernoted Debenture Conversion and raising additional funds or securing other Project participation as required.

iii. The holders of the Company's 10% secured convertible debentures (the "**Convertible Debentures**") have agreed to convert the Convertible Debentures (the "**Debenture Conversion**"). See "Convertible Debentures". If the Debenture Conversion takes place, it will result in a substantial dilution of shareholders' equity in the Company. The conversion of the Convertible Debentures is subject to certain conditions including the requirement for Crew to complete its $5,000,000 Crew Commitments. In the event that these conditions are not fulfilled, and unless these conditions are waived by Olympus, the Company will be in default of the Convertible Debentures after April 1, 2002, insolvent and unable to fund its continued development of the Somboon Project. The Company will likely have to cease operations and file for bankruptcy.

iv. The Company received Special Prospecting Licences ("**SPLs**") from the Department of Mineral Resources of Thailand in June 2001. The SPLs will allow the Company to continue holding the necessary rights to the deposits and to proceed to the next stage of securing the mining licences. The SPLs require the Company to expend U.S.$240,000 for each of the next two years, of which U.S.$186,000 has been spent. The Company's ability to comply with the funding requirements of these SPLS is dependent upon the Company having sufficient funds.

v. The estimated costs and prices respecting the Somboon Project contained in this Prospectus are based upon 1998 currency exchange rates, costs and prices. While management is not aware at the present time of any facts which would make the estimates contained herein materially adverse to the Company, future conditions could be substantially different. If future currency exchange rates, costs and prices differ significantly from those used to calculate the figures shown in this Prospectus, they could have a materially adverse impact on the feasibility of the Somboon Project and the financial condition of the Company.

vi. The Company has no earnings record and is unlikely to receive revenues from its operations for the foreseeable future.

vii. In order to place the potash property in commercial production, the Company must obtain from the Government of Thailand Prathanabats (mining licenses), and there can be no guarantee that such a license will be obtained.

viii. The profitability of the potash project, if it is placed into commercial production, will be significantly affected by changes in the market price of potash, and other factors beyond the control of the Company.

ix. There are also risks related to the fact that the Company's activities and sole property are carried out and situated in Thailand. See "Risk Factors".

Summary Financial Information

The following table sets out selected financial information relating to Asia Pacific for the periods indicated and should be considered in conjunction with the more complete information contained in the financial statements of Asia Pacific and related notes included in this Prospectus.

The following table provides comparative data for the three most recently completed financial years and the six month periods ended August 31, 2001 and August 31, 2000.

	Six month period ended August 31, 2001 (unaudited)	**Six month period ended August 31, 2000 (unaudited)**	**Fiscal Year Ended 2001[1] (audited)**	**Fiscal Year Ended 2000 [1] (audited)**	**Fiscal Year Ended 1999 [1] (audited)**
Interest and other Income	$28,210	$100,819	$172,825	$197,465	$522,263
Net Loss	$ (8,131,661)	$($6,303,008)	$ (16,432,453)	($11,749,422)	($9,993,352)
Net Loss Per Share	($0.14)	$(0.12)	($0.30)	($0.22)	($0.20)
Total Assets	$96,136,739	$96,131,200	$95,752,537	$98,714,506	$97,620,184
Net Assets	$17,511,945	$32,715,592	$22,586,147	$39,018,600	$44,744,819
Total Current Liabilities	$62,276,335	$126,457	$56,817,931	$8,404,332	$559,894
Total Long Term Liabilities	$16,348.459	$63,289,151	$16,348,459	$51,291,574	$52,315,471
Total liabilities	$78,624,794	$63,415,608	$73,166,390	$59,695,906	$52,875,365
Share Capital	$75,236,994	$72,179,535	$72,179,535	$72,179,535	$66,156,332
Deficit	$62,710,488	$44,449,382	$54,578,827	$38,146,374	$26,396,852
Shares Outstanding	60,093,341	54,467,705	54,467,705	54,467,705	52,004,705

(1) Years ended February 28 or 29. See "Selected Consolidated Financial Information and Management's Discussion and Analysis" and the Financial Statements of Asia Pacific included in this Prospectus.

CURRENCY

In this Prospectus, unless otherwise specified, all references to "$" are to Canadian dollars, all references to "U.S.$" are to United States dollars and all references to "Baht" are to Thailand Baht. On February 5, 2002 (the date of this Prospectus), the noon rates of exchange as reported by the Bank of Canada were Cdn$1.5978 for each U.S.$1.00 and Cdn$0.03617 for each Baht.

CONVERSION TABLE

Conversion into imperial equivalents is as follows:

To Convert	To Imperial Measurement Units	Multiply By
Hectares	Acres	2.471
Metres	Feet	3.281
Kilometres	Miles	0.621
Tonnes	Short tons	1.102
Tonnes KCl	Tonnes K_2O	0.631

FORWARD-LOOKING INFORMATION

Some of the statements contained in this Prospectus are forward-looking statements. They include statements about the Company's expectations, beliefs, plans, objectives and assumptions about future events or performance. These statements are often, but not always, made through the use of words or phrases such as "will likely result", "are expected to", "will continue", "anticipate", "believes", "estimate", "intend", "plan", "project", "would" and "outlook". These forward-looking statements are not historical facts, and are subject to a number of risks and uncertainties beyond the Company's control. Accordingly, the Company's actual results could differ materially from those suggested by these forward-looking statements for various reasons discussed throughout this Prospectus, and particularly in the section entitled "***Risk Factors***". Some of the key factors that have, or may have, a direct bearing on the Company's results of operations are:

(a) the amount raised on the Rights Offering, the conversion of the Convertible Debentures and whether the Company is able to raise additional funds or secure other project participation as required;

(b) the business of exploration, development and production of potash and the marketing of potash;

(c) variations in potash prices;

(d) the concentration of the Company's operations, assets and revenues in Thailand;

(e) changes in political, social, business and economic conditions in Thailand;

(f) the Company's ability to manage its growth;

(g) business abilities and judgment of the Company's personnel and of its business partners;

(h) changes in business strategy or development plans;

(i) changes in, or failure to comply with, government regulations, their interpretation or enforcement;

(j) costs arising from environmental liabilities;

(k) costs and other effects of legal and administrative proceedings; and

(l) changes in general economic and business conditions.

The factors described above and the risk factors referred to in "***Risk Factors***" could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements. Therefore, investors in Units should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this Prospectus or to reflect the occurrence of unanticipated events, except as required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of such factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

TECHNICAL GLOSSARY

Carnallite	a hydrated mineral chloride of potassium and magnesium, $KMgCl_3.6H_2O$.
Carnallitite	naturally occurring mixture of carnallite and halite.
FOB	free on board.
GPS	Global Positioning System.
Halite	the mineral form of sodium chloride (rock salt).
K_2O	potassium oxide.
KCl	potassium chloride.
kg	kilogram.
km	kilometre.
km^2	square kilometres.
LOM	life of mine.
m	metre.
Mg	magnesium.
$MgCl_2$	magnesium chloride.
MSL	mean sea level.
Mt	million tonne.
Mt/a	million tonne per annum.
NaCl	sodium chloride.
Potash	various potassium salts, primarily potassium chloride, also known as muriate of potash (MOP).
Prathanabat	means a license issued by Thai authorities for mining within the area specified therein.
Special Atchayabat or "SPL"	means a permit issued by Thai authorities for exclusive prospecting in a special case within the area specified.
Sylvite	the mineral form of potassium chloride.
Sylvinite	naturally occurring mixture of sylvite and halite (sodium chloride) : the major ore from which potash is extracted.
t	tonne.
t/d	tonnes per day.
t/h	tonnes per hour.
t/a	tonnes per annum.

The Canadian Institute of Mining and Metallurgy (CIM) Ad Hoc Committee definitions (August 20, 2000) of the resource categories are as follows:

> A "**Mineral Resource**" is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.
>
> An "**Indicated Mineral Resource**" is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
>
> An "**Inferred Mineral Resource**" is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
>
> A "**Measured Mineral Resource**" is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

NAME AND INCORPORATION

The Company was incorporated by Memorandum and Articles under the *Company Act* of the Province of British Columbia on January 29, 1986 under the name "303752 B.C. Ltd.", with an authorized capital of 10,000,000 common shares without par value. Pursuant to a series of Special Resolutions passed by the Company's shareholders, the Company changed its name to "Crew Minerals Inc." by Certificate of the Registrar of Companies dated April 15, 1986, to "Asia-Pacific Resources Ltd." by Certificate of the Registrar of Companies dated April 20, 1988, and to "Asia Pacific Resources Ltd." by Certificate of the Registrar of Companies dated August 30, 1995. By Special Resolutions passed by the Company's shareholders on January 29, 1988, the authorized capital of the Company was increased to 50,000,000 common shares without par value, by Special Resolution passed by the Company's shareholders on April 12, 1995, the authorized capital of the Company was increased to 200,000,000 common shares without par value, and by Special Resolution passed by the Company's shareholders on August 26, 1996, the authorized capital of the Company's was increased to 2,000,000,000 common shares without par value.

Asia Pacific's head office is situated at 615 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6 and its registered office is situated at 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6E 2T5.

INTER-CORPORATE RELATIONSHIPS

Metro Resources Company Limited

Metro Resources Company Limited ("**Metro**") was incorporated under the laws of the Yukon Territories, Canada on August 23, 1996 and continued into the Province of British Columbia on January 14, 1999. Metro is a wholly owned subsidiary of the Company and owns directly 27.54% of Asia Pacific Potash Corporation Limited ("**APPC**").

Wildemere Limited

Wildemere Limited ("**Wildemere**") was incorporated under the laws of Thailand to hold 15% of APPC and meet Thai ownership rules. The Company holds 100 % of the voting shares of Wildemere, representing 49.25% of Wildemere's share capital and local Thai directors hold non-participating preferred shares, representing 50.75% of the share capital.

Asia Pacific Potash Corporation Limited

APPC is a company incorporated under the laws of Thailand and was granted the right to explore and develop the Udon Thani Concession. The Company holds directly a 47.5% interest in APPC and indirectly through its wholly owned subsidiaries, Metro and Wildemere, an additional 27.5% and 15% interest respectively in APPC. APPC also controls several private Thailand based holding companies which own approximately 2.0 square kilometres of land to be used for the surface facilities for the proposed Somboon mine.

ORGANIZATIONAL CHART


ASIA PACIFIC
RESOURCES LTD
(British Columbia Corporation)
100%
100%
WILDEMERE
LIMITED
(Thailand Corporation)
47.5%
METRO RESOURCES
COMPANY LIMITED
(Yukon Corporation)
15%
27.5%
ASIA PACIFIC
POTASH CORPORATION ("APPC")(1)
(Thailand Corporation)

(1) APPC is owned as to 10% by the Government of Thailand.

GENERAL DEVELOPMENT OF THE BUSINESS

History

Asia Pacific holds, through its subsidiaries, a 90% net interest and is responsible for 100% of the costs to develop and construct certain potash projects situate near Udon Thani, Thailand with a 10% carried interest being held by the Government of Thailand.

In October 1984, pursuant to a Concession Agreement, APPC was granted the right to explore for, develop, and produce and market potash minerals for commercial sale within the area of a concession situated in northeastern Thailand and comprising 2,330 square kilometres ("**km**^{2}") (the "**Udon Thani Concession**"). In 1992, in consideration of $69,510 and a 1½% royalty calculated on 75% of the revenue received from the sale of potash upon production, the Company acquired the right to earn a 75% interest in APPC, with a 10% interest being held by the Government of Thailand and a 15% interest being held by Thai Central Chemical Company ("**Thai Chemical**"), subject to Thai Chemical having the right to elect to increase its interest to 27½% by paying its proportionate share of the exploration and develop costs incurred. In 1995, Thai Chemical exercised its option and, in 1996, sold its 27½% interest in APPC to Metro.

On June 15, 1998, the Company purchased 45,492,500 shares of Metro representing an 88.6% controlling interest, for cash consideration of $4,700,000 and a Promissory Note in the amount of $40,792,500. Metro holds a 27.5% interest in APPC.

The Promissory Note was due August 14, 1998, with zero interest to that date, and 15% thereafter. Metro was a public company whose shares were listed for trading on the Vancouver Stock Exchange. The shares were subsequently de-listed in January 1999.

In August 1998, the Company completed a $48,000,000 financing, of which $40,792,500 was used to pay out the Promissory Note. Subsequently, in January 1999, the Company issued 615,428 common shares and acquired all of the remaining outstanding Metro shares not previously owned by the Company through a Plan of Arrangement. As a result, Metro became a wholly-owned subsidiary of the Company.

Project Location Map


Strategic Location of
Udon Thani Project
China
Hong Kong
Myanmar
Laos
South China Sea
Udon Thani
THAILAND
Bangkok
Cambodia
Vietnam
Laem
Chabang
Gulf of
Thailand
Malaysia
Malaysia
Indonesia
Indian Ocean

The Company's interest, in the Udon Thani Concession property is as follows:

The Company – Direct and through Wildemere	62½%	(a 69.4% working interest)
The Company through Metro	27½%	(a 30.6% working interest)
Government of Thailand	10%	Carried interest

Significant Acquisitions and Dispositions

There have been no significant acquisitions and or dispositions during the Company's most recently completed financial year.

Trends

Management is not aware of any trend, commitment, event or uncertainty that is both presently known to management and reasonably expected to have a material effect on the issuer's business, financial condition or results of operations as at the date of the Prospectus, except as otherwise disclosed herein or except in the ordinary course of business.

PROPERTY

Introduction

The Company commenced exploration within the Concession Area in 1993. As field results were collected, various consultants were commissioned to carry out pre-feasibility studies and ultimately "bankable" feasibility studies.

The Company has identified two potash deposits within the Udon Thani Concession, being the Somboon Deposit and a second, larger potash deposit, the Udon Deposit, located within 10 kilometres to the north of the Somboon Deposit.

During 1998, a full feasibility study (the **"Feasibility Study"**) was prepared for the Somboon Deposit, by the following consultants:

Kilborn Western Inc. (**"KWI"**)

Responsible for the Geology and Mining including resource estimates (KWI Volume 1), Mine Surface Facilities (KWI Volume 2), Mine Site Facilities, Project Execution and Costs (KWI Volume 3).

Sandwell Engineering Inc. (**"Sandwell"**)

Responsible for Transport System Report (Sandwell August 1998) and the subsequent Enhanced Executive Summary dated 20 December 2001.

TEAM Engineering Consultants (**"TEAM"**) and BTG-Golder Ltd. (**"BTG Golder"**)were responsible for preparing an Environmental Impact Assessment (**"EIA"**) for submission to the Government of Thailand.

Subsequent to the Feasibility Study, in addition to the enhanced executive summary prepared by Sandwell, the Company commissioned the following studies:

International Environmental Management Co., Ltd. ("**IEM**")

IEM staff were responsible for the overall management and preparation of the EIA by TEAM and BTG Golder. IEM carried out additional analysis to enhance the EIA to meet World Bank guidelines, and to prepare an Executive Summary of this EIA for submission with this prospectus.

Micon International Inc. ("**Micon**")

Preparation of an Economic Evaluation of the Somboon Project based on the 1998 KWI and Sandwell reports, including the two potential changes to the KWI Feasibility Study, namely

- adoption of the brine disposal contingency plan described and costed in the KWI report; and
- advancing the start of underground backfilling by three years, increasing the operating costs, but reducing the size and cost of the waste salt tailings and brine pond areas.

H.A. Simons Ltd. ("**Simons**")

Simons was commissioned to prepare a geological model for the Udon Deposit.

Description and Location

The Somboon Deposit and the larger, lower grade Udon Deposit, are located approximately 500 km north of Bangkok, approximately 15 km from the modern city of Udon Thani (population 350,000) in northeast Thailand. The most thoroughly explored area of the property is the Somboon Deposit. The Somboon Deposit covers an area of approximately 32 km^2 and the Udon Deposit covers an area of approximately 60 km^2.

The effective date of the Concession Agreement is June 4, 1993. The Concession Agreement provides that all exploration areas under Special Atchaybats, (special prospecting licences) expire June 4, 2003, unless a positive commercial production decision has been made and applications for Prathanabats (mining licences) have been made.

At present the Company holds a 192 km^2 area under Special Atchayabats within the original Concession Area. Under the terms of the Special Atchaybats, the Company is required to continue exploration and development activities within this area with a minimum exploration and development expenditure of US$480,000 from June 4, 2001 until June 4, 2003. The Company has expended approximately US$186,000 to date.

Deposit Location Map


1940000 N
1930000 N
1920000 N
1910000 N
1900000 N
1890000 N
250000 E
260000 E
270000 E
280000 E
290000 E
UDON THANI
UDON FIELD
Highway No.22
SOMBOON FIELD
Highway No.2
LEGEND
Special Prospecting License Boundary
Major Road
Railway
Udon Thani City
ASIA PACIFIC POTASH CORP., LTD.
UDON THANI POTASH CONCESSION
Special Prospecting License Boundary
COMPILED: KSC
DRAWN: CHB
DATE: Jan25,2002
SCALE: 1:400,000

1. The Upper shaded area is the town of Udon Thani.
2. The middle shaded are is the Udon Deposit.
3. The lower shaded area is the Somboon Deposit.

The Prathanabats would grant to APPC the exclusive right to mine, process, dress, extract, remove, bag and store all potash on, within or beneath the mining area, and the right to build, maintain and operate a

mine and related facilities. In support of the application for Prathanabats, the feasibility study and the Somboon Project Environmental Impact Assessment must be filed. The terms of the Prathanabats mining leases will be for a period of up to 25 years, with the exact term of the Prathanabats to be the time frame necessary to permit APPC to mine out the proven and probable reserves of the deposit as determined at the time of the application for the Prathanabats.

Upon the receipt of the Prathanabats, APPC will be required to pay to the Thai Government U.S$5,000,000. In addition, the Government is entitled to a 7% royalty on the FOB mine price for potash mined, processed and removed from the mining area. In addition, APPC was required to contribute U.S.$225,000 in 1994 and, thereafter, U.S.$250,000 per year to the Thai Potash Scholarship Fund, to be used by the Thai Department of Mineral Resources for scholarships, staff training, equipment, and other research facilities in the field of potash and phosphates. The contribution is reduced to U.S.$200,000 per year upon commencement of commercial production. It is further reduced by payments made to the Government for surface rights.

If potash production in any year after the fifth year from the commencement of production (being the first period of 30 consecutive days in which the average daily production of potash is at least 70% of the designed capacity of the production facility):

(i) exceeds the annual rated production capacity (subject to a 5% margin); or

(ii) exceeds 2,100,000 tonnes of potash; or

(iii) the capital expenditures of APPC do not exceed minimum capital expenditures (being U.S.$350,000,000 in 1981 U.S. dollars for an annual capacity of 2,000,000 tonnes),

then the Government's share of net cash flow in any calendar year will be adjusted as follows: If APPC's internal rate of return is from 20% up to 30%, the Government's share of net cash flow is 25%, if the internal rate of return is from 30% up to 35%, the Government's share of net cash flow is 30%, if the internal rate of return is 35% up to 40%, the Government's share of net cash flow is 40%, and if the internal rate of return is 40% and over, the Government's share of net cash flow is 50%. Any major expansion after the initial 5 year production period will be treated as a separate project with similar profit sharing calculations.

The Concession Agreement

The Concession Agreement requires APPC to employ at least one Thai national as a geologist. Within three years of the start of commercial production, 100% of unskilled labour, 75% of skilled labour, 75% of clerical, 50% of technical and supervisory, and 50% of management and professional must be Thai nationals, increasing to 100% unskilled labour, skilled labour and clerical, and 85% technical and supervisory and management and professional by the eighth year.

The Concession Agreement and the November 29, 1994 Shareholders' Agreement between the Company and Metro provides that the Board of Directors of APPC shall consist of up to ten Directors, one of whom is a representative of the Government of Thailand, six of whom represent the Company, and three of whom represent Metro. In June 1998, the Company acquired control of Metro. In January 1999, pursuant to a plan of arrangement, the Company acquired the remaining outstanding shares from minority shareholders of Metro and now owns and controls 100% of the outstanding shares of Metro.

Any dispute in respect to the Concession Agreement that cannot be resolved by the mutual agreement of APPC and the Ministry of Industry is to be submitted to the Minister of Industry for Thailand. If the Minister fails to make a decision on the matter within 60 days or if one of the parties is not satisfied with the decision of the Minister, the matter may be referred to arbitration. APPC and the Government of Thailand will each appoint their own arbitrator, and those arbitrators will appoint a third arbitrator, who shall not be a citizen, national or resident of Thailand or the United States, but shall be a native English-speaking person. The arbitration shall proceed according to the rules of the Thai Commercial Arbitration Rules, and the award of the arbitrators shall be final and binding upon the parties.

The Company's interest in the Somboon and Udon Deposits is subject to a royalty of 1½% of 75% of the FOB minesite revenues received or payable to APPC from the sale of potash. The royalty is payable to three parties, one of which is a private company owned by John Darch, a Director of the Company, and members of his family.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The population of Udon Thani province is approximately 1.5 million people, with over 70% of the people living in rural settings outside of municipal areas. Agriculture is a key economic sector. There is little industrial development in Udon Thani and most factories are dedicated to serving the agricultural sector. Udon Thani is one of the poorest provinces in Thailand.

The land in the Somboon Project area is relatively flat and lies about 200 m above sea level. The above-ground facilities will cover approximately 2 km^2 of land. Most of this land in the proximity of the area designated for the construction of surface facilities has already been purchased from owners who have voluntarily sold at a premium over the market rate. The proposed underground mining activities will underlie 25 km^2 of land to the south of the above ground facilities. The proposed mine site is not located near any protected environmental areas.

The average mean temperature is 26° C and ranges between average maximum of 32.1°C and an average minimum of 21.6°C. Mean annual rainfall is 1439.7 mm, ranging from a high of 211-280 mm in the August rainy season and less than 81 mm in other months.

An existing railway line, owned and operated by the State Railway of Thailand ("**SRT**") lies less than 1 km from the proposed mine site. The existing railway line is currently underutilized. Rail access to the site will be on land owned by APPC. Road access is from a divided paved highway that is the main highway between Udon Thani and Bangkok.

History

The Udon Thani Concession was granted in 1984, however no exploration work was carried out until 1993. The Udon Thani Concession initially covered an area of 2,330 km^2, was reduced to 1,726 km^2 in 1996, to 850 km^2 in 1998 and to 192 km^2 in June, 2001. The June 2001 reduction did not impact the Somboon mine plan.

Geological Setting

Udon Thani Province is located at latitude 16° 8' N and longitude 102° 47'E, on the Khorat Plateau, in north-eastern Thailand. The Phu Phan Range divides this plateau into two rock salt basins, Sakhon Nakhon Basin and Khorat Basin. Udon Thani is located within the Sakhon Nakhon Basin. The topographic surface of the area is approximately 180 – 208 above MSL. This area is located adjacent of regional highlands from which local streams originate and flow to lowland areas.

The mining area lies approximately 180 – 208 m above MSL. This area is located at the centre point of regional highlands, from which local streams orginate and flow to lowland areas. The general landscape of the project area is flat, and generally covered by rain-fed paddy fields.

The Udon Thani Concession area originally occupied approximately 20% of the area of the Sakhon Nakhon Basin on the Khorat Plateau of northeastern Thailand. Sediments of the Khorat Plateau make up the Khorat Group, a continental deposit that covers central Laos, Cambodia, western Vietnam, north-eastern Thailand and Sichuan Province of south China. In Thailand the Khorat Group, a thick clastic sequence, forms the basement to the Maha Sarakham Formation. The age of much of the Khorat Group is Early Cretaceous and Jurassic.

The Maha Sarakham Formation contains three distinct evaporite units named the Lower, Middle and Upper Salt Units. Each salt unit is overlain by a red-brown clastic unit named the Lower, Middle and Upper Clastics. The Lower Salt Unit contains the potash mineralization.

The sandstones, siltstones and shales of the Phu Thok Formation lie unconformably on the Upper Clastics Unit of the Maha Sarakham Formation.

The remaining area of the Udon Thani Concession covers 192 km^2 in the Sakon Nakhon Basin. The Somboon Project is about 15-km southeast of the city of Udon Thani and covers approximately 30 km^2.

The area of the Somboon Mine is distant from any major fault zones. There are small regional faults located about 20 km from the project site; however, the probability of seismic activity is low.

Exploration and Mineralization

Although the Udon Thani Concession was granted in October of 1984, no exploration work was carried out until 1993. During 1993, APPC completed Phase 1 of a three-phase exploration program in respect to the Udon Thani Concession. This phase included a 7-hole initial exploration program on approximately 1 km. centres, seismic surveys, and mapping and surveying programs.

The second phase of the exploration program commenced in early 1994, was completed by May 1995 and included the drilling of 46 additional diamond drill holes that delineated the mineralization boundary of the potash deposit in the initial discovery area now known as the Somboon Deposit. Completed work also included a series of 35 seismic lines totalling approximately 142 km. This geophysical approach was used to investigate the subsurface structures and provide drill targets. Completion of this program confirmed the presence of a high grade sylvinite deposit at an average depth of 300 metres.

A nine hole widely spaced reconnaissance drilling program was completed to the north of the Somboon Deposit extending to the Udon Deposit.

The third phase of the exploration program was completed in early 1996. Approximately 300 km. of reflective seismic survey and a total of 95 drill holes were completed in respect to the Somboon and Udon Deposits which defined the gross sylvinite resource in these areas. In respect to the Somboon Deposit, a total of 65 holes has defined the global sylvinite resource.

On completion of the 1996/97 exploration/development program, a total of 160 diamond drill holes and approximately 500 km. of two-dimensional reflection seismic survey, together with a variety of in-fill geological and geotechnical, metallurgical and other programs, were completed. An additional 35 km. of 2D-seismic survey was completed in 1999 over the Udon Deposit for a total of approximately 535 km. During first quarter 2000, seven in-fill boreholes, strategically located over the Udon Deposit were drilled to define resource boundary and continuity.

The only potassium minerals noted to date are sylvite and carnallite which occur as distinct layers, the contact of which may show minor intermixing. Both, however, are intermixed with halite to produce the mineral assemblages known as "sylvinite" and "carnallitite", respectively. The commercially important sylvinite zone always overlies the carnallitite zone, and contains only negligible magnesium.

Drilling, and Downhole Analyses

Drilling was done on a contract basis by Aztec Drilling Co., a Thai firm with its head office in Bangkok.

An Ingersoll Rand rotary rig using a tricone bit was used to set intermidiate casing to the Middle Salt horizon. The casing was then cemented in. No core was recovered, but chips were collected and retained for study.

The bore holes were cored from the casing bottom to below the sylvinite zone within the carnallitite horizon, with Longyear "38" and "44" truck mounted drills. "HQ" sized core 63.5 millimetre ("**mm**") in diameter was recovered. Circulation was maintained with a saturated sodium chloride solution. Sporadic minor leaching of sylvite mineralization within the sylvinite zone was noted due to drilling fluids being under-saturated in potassium.

Core recovery was identified to be 100% in the sylvinite zone. Cases of core loss were noted in the underlying carnallitite, by the characteristic gamma ray signatures.

Upon hole completion, gamma ray logs were run in each hole, and the hole was sealed from bottom to top with normal Portland cement. During exploration of the Udon Deposit, deviation and caliper logging was also conducted.

The gamma ray logs were presented by the contractor, Auslog, as strip logs. The various rock types that may be clearly differentiated on the gamma ray logs include rock salt (halite), anhydrite, clastics, sylvinite and carnallitite, but the various clastic and halite units are not distinguishable one from another. The major formation breaks outside the cored interval were identified from the gamma logs.

When any unusual situations arose, such as core losses, wash outs or fluid losses, density and caliper logs were run to cross check lithologies against the gamma log. Starting in 1996 with hole #103, all cored holes were also surveyed for direction with down hole continuous read deviation instruments.

Core Handling and Security

Core was boxed, with all salt formations sleeved in plastic, and taken from the drill site to a company core facility at Ban Nong Sung, in the Somboon area. The potash core (sylvinite) was retained at the logging facility, and the remainder of the core was taken to the government core facility at Khon Kaen for storage. All cores were retained under secure locked-door conditions at the Nong Sung and Khon Kaen core storage facilities. Unauthorized personnel were provided access to core under direct supervision of APPC geological personnel only.

All cores retained for assaying were labeled, wrapped in cellophane and/or plastic containers and sealed in boxes for shipment. Upon acquiring special permission from Thai D.M.R. authorities, ore sample shipments were transported from the logging facility in Ban Nong Sung to the Bangkok International Airport where the cores were weighed and registered for shipment to Pioneer Laboratories and/or other independent laboratories in Canada.

Core Logging

The core was logged by APPC's geologists at APPC's leased core storage facility. The major formation breaks outside of the cored interval were identified from the gamma logs. The Lower Salt was visually logged in detail with depths tied to the footage blocks in the core boxes.

Core Sampling

After logging, the sample intervals were marked out by the geologist on geologic breaks or 50 cm intervals, whichever is less, in the sylvinite zone, and 1 metre ("**m**") intervals in the underlying carnallitite zone. Clay interbeds were not sampled prior to hole 95-63.

The samples were taken as 1 cm square saw cuts, run longitudinally down the side of the core with a dado blade on a table saw. Earlier samples were cut with a normal saw blade, first 12 to 15 mm deep, later 25 to 30 mm deep before the use of the dado blade. The cut material provided fine to coarse grained chips which samples were split with a Jones riffle by the Department of Mineral Resources, Thailand ("**D.M.R.**") technicians. One split was sent to the government lab for assay, the remainder was given to APPC for its assaying purposes. Check samples of Somboon core were acquired in 1996/97 by halving and quartering the core. All holes cored since hole #102 were sampled using both groove and quarter core techniques. APPC's samples were shipped to Canada for original assay by Pioneer Laboratories in New Westminster, B.C. Three independent laboratories were also involved at different stages in check sampling and assaying programs including Saskatchewan Research Foundation, Chemex Labs Ltd. and Lakefield Research Ltd.

Surveying

Reconnaissance survey and hole layout was conducted by using a hand held Global Positioning System instrument ("**GPS**"). Roads were mapped by traverses with truck mounted G.P.S. instruments.

On completion of several holes an accurate transit survey was carried out by a local land surveyor.

Assaying

Assaying was conducted by independent qualified Canadian laboratories using industry standard techniques. Samples received from the field were pulverized with a mortar and pestle and a 1 gram ("**g**") portion taken for digestion and analysis. Prior to hole 94-33 digestion was by 50 millilitre ("**ml**") of 50% nitric acid followed by dilution with water to 100 ml and ICP/ES finish. From hole 94-33 on digestion has been by 50 ml of 95° water followed by dilution to 100 ml of ICP/ES finish. The change to water digestion was to ensure that no water insoluble potassium or magnesium was being reported.

A quality assurance and quality control check sampling and assaying program was conducted by KWI in order to ensure that reported grades for K_20, Mg and Ca were representative of Somboon mineralization as previously disclosed. A quarter of existing cores from selected sylvinite intervals were re-assayed by SRC laboratory in Saskatoon under the supervision of KWI.

The check assays, including assay comparisons with the DMR analysis, and mass balance calculations all indicated the average grades of K_20 are consistent with recorded core sample analysis. The assay grades and thickness were consequently interpolated within the Somboon geological model.

Somboon Potash Project

The proposed Somboon potash mine will extract sylvinite ore from an average 3.5 –m thick bed, which lies approximately 300 to 400 m underground. The mine will be entirely underground, accessed by two decline ramps. Sylvite will be recovered from the sylvinite ore in a surface plant using a flotation, crystallization and evaporation process. The dried potash will be shipped by an existing railway to the port of Laem Chabang for export, or by road to domestic customers. Approximately eighty percent of production will be marketed offshore, mainly in Southeast Asia and China. Industrial grade salt will be recovered from processed brine and marketed internationally and to major firms within Thailand.

Somboon Deposit Mineralization

The Somboon Deposit has an irregular outline up to 10 km long (E-W) and 6 km wide (N-S), lying between about 300 and 400 metres (m) below surface. The mineralization varies in thickness up to 10 m and averages 3.4 m. The dip is generally less than 15%, trending downward from west to east, and flatter in the east. The potash is overlain by a halite cap of between 1 m and 7 m in thickness (typically 4 m) which will provide support for the weaker, overlying Lower Clastic unit. In many areas the potash is underlain by carnallitite which can decompose if exposed to moisture.

For a potash horizon to be economically mineable it should have continuity over significant distance. It is not practical to demonstrate the continuity of potash horizons by close spaced drilling because a column of mineralization is left unmined around each drill hole in order to avoid the potential risk of water inflow from imperfect capping of the holes at surface. Therefore, details of lithology and structure are determined by geophysical methods, especially seismic reflection surveys, in order to demonstrate that lateral continuity exists. In the Somboon Deposit, a thin claystone horizon and a zone of white borate mineralization in the Lower Salt potash horizon serve as marker beds that indicate ore continuity. The clay marker bed averages 0.1m thick, but is as thin as 0.01 m, and in fact may be present in some holes as a dirty band of salt, not easily recognized as the marker.

In order to determine continuity of the potash horizon two north-south and two east-west traverses were selected. The core from the Lower Salt unit was examined visually in each hole selected for the traverses in greater detail than for general logging, in order to identify the claystone and white borate marker horizons.

Mineral Resource Inventory

Upon completion of a geological model for the Somboon deposit, each block of the model was classified into the measured, indicated, or inferred resource category. The classification follows the recommendations of CIM Council published in "Ad Hoc Committee Report, Mineral Resource/Reserve Classification: Categories, Definitions, and Guidelines", CIM Bulletin, September 1996. *Note that, in Micon's opinion, there would be no material difference if the blocks were classified in accordance with the August 20, 2000 CIM Definitions and Guideline as required in NI 43-101.*

KWI prepared an estimate of the mineral resource inventory in the Feasibility Study following recommendations of the CIM Council as follows.

MINERAL RESOURCE ESTIMATE

Resource Category	**Tonnes (millions)**	**Ave. Thickness (metres)**	**Ave. Grade (%)**	
			K_2O	**Mg**
Measured	78	4.3	22.9	0.10
Indicated	147	4.0	23.7	0.10
Sub-Total	**225**	**4.1**	**23.4**	**0.10**
Inferred	75	3.1	16.3	0.12

KWI expressed the opinion that the confidence levels associated with both measured and indicated resources were sufficiently high to justify their use in the feasibility study. Micon concurs with that opinion.

The estimate prepared by KWI for the 1998 Feasibility Study was stated to be a resource, not a reserve, because the financial evaluation was excluded from KWI's scope of work and because the detailed studies by specialist consultants on transportation, marketing and environmental matters had not been thoroughly reviewed. It is Micon's opinion that the technical parameters and methodology used by KWI meet the criteria for reserve determination under NI 43-101.

The model which was used for determining the mineral resource, set out in the table above, was rebuilt to incorporate dilution from the hanging wall and footwall, minimum mineable thickness of the sylvinite zone, a minimum 15 percent K_2O grade, and exclusion zones as determined by seismic or geological interpretation. KWI used the term "extractable resources" to describe this mining resource model which still included the pillars which must be left in place.

In Micon's opinion, KWI's "extractable resource" is a first step in the reserve estimation process. It is the diluted, in-situ mineral resource from which the mineral reserve will be determined after allowing for mining extraction losses and applying economic evaluation.

Using this base, KWI prepared a room-and-pillar mining plan which would recover 111.8 Mt at an average grade of 23.53% K_20 and 0.19% Mg. Given that the environmental impact assessment has been approved, and having reviewed the transportation and marketing studies and prepared the financial evaluation, Micon is satisfied that KWI's estimate of 111.8 Mt meets all the criteria of NI 43-101 for a mineral reserve.

The classification of the material to be extracted by mining was not recorded in the KWI study. For this reason, Micon has classified the entire reserve as Probable, as shown in the table below. Since some 38 percent of the resource in the revised mining model is classified as measured, further investigation is recommended in order to be able to upgrade a similar proportion of the reserve.

Mineral Reserve ^Estimate

Classification	Tonnes (millions)	Ave. Thickness (metres)	Ave. Grade (%)	
			K_2O	Mg
Probable Reserve	**112**	**4.2**	**23.5**	**0.19**

Production Plan

KWI prepared the Somboon mining plan, based on room and pillar mining which estimates delivery to the mill of 112 Mt at an average grade of 23.5% K_2O to the mill. Mining between 5.8 and 6.1 Mt of sylvinite ore per annum in order to produce 2 Mt of potash and 0.2 Mt of industrial grade salt annually results in a mine life of approximately 21 years.

Mining

Due to the shallow depth of the orebody, generally less than 350 metres ("m"), access to the mine will be by twin ramp declines about 2.7 km. in total length, 4.5 m high and 6.0 m wide, and driven at a gradient of 13 percent to the horizontal. The declines will be used for transportation of both ore and waste, ventilation and access to the mine by the workforce. An underground service area will be created in the thick Middle Salt horizon and used for servicing and maintenance of all underground equipment.

From the main underground haulage ways mining areas will be developed using a chevron room and pillar technique. Continuous mining machines, a total of ten when the mine is operating at full capacity, will cut ore from the mining faces. Panels will be mined in a partial advance and retreat fashion with extraction ratios of between 62% and 70%. Ore will be transported to the surface and the processing mill by a series of conveyor belts from the mining faces. The mine plan uses conventional methods and proven mining equipment.

The overlying geology comprises a series of claystones and salt (halite) that form effective aquacludes and aquatards which prevent the movement of surficial water to the orebody. Hydrogeological pumping and injection tests indicate that there is a very low risk of water ingress and therefore there should not be any problems in respect to the proposed underground mining operation.

Backfilling

Operations at the Somboon mine will produce approximately 2.0 Mt per annum (Mt/a) of potash and 3.8 Mt/a of waste salt. A small portion of this salt, after further processing to industrial grade, can be sold to the domestic market and international markets. Surface storage of salt tailings is widely practiced in the industry but in large quantities can pose a long-term environmental risk.

APPC has chosen to return as much as possible of the salt tails to the mined out rooms underground. This has the advantage of providing support to the pillars and thus permitting a higher extraction ratio and reduced surface subsidence. However, it will be necessary to remove surplus moisture from the tailings backfill prior to placement in the rooms because of the risk of dissolution of the pillars and, particularly, the carnallitite floors.

Since further testwork and underground trials will be needed to refine the backfilling system, full-scale placement of fill is not scheduled to begin until the third production year. Until that time tailings will be stored in an on-site surface containment area having a capacity of approximately 10 Mt.

Processing

The Somboon mill was designed to process an average of 5.8 Mt/a of ore to produce 1.0 Mt of standard grade potash (KCl), 1.0 Mt of fine grade potash, and 0.2 Mt of industrial grade salt (99.5% NaCl). Adoption of the brine disposal contingency plan will increase these quantities.

The milling process is based on metallurgical testing and industry-proven processing methods and equipment. Metallurgical testwork results indicated that the ore is readily processed by conventional flotation, drying and sizing of the potash.

Mill feed is first crushed to achieve mineral liberation, then deslimed to remove very fine insoluble material. The feed is dosed with reagents, conditioned and sent to the flotation process which separates the potash (sylvite) from the contained salt (halite). Flotation concentrate is cleaned and leached to meet a minimum 60% equivalent K_2O content. It is then dried and screened for the required particle size distribution.

All equipment and processes chosen for the mill are similar to those used currently in the industry. Mill recovery, at full production, is expected to be 90%. Finished products are conveyed to on-site storage prior to being loaded on trucks for domestic delivery, or loaded on rail cars for delivery to APPC's ocean terminal on the Gulf of Thailand for export sale.

Water and Brine Management

The primary source of on-site process water will be from rainfall. Sufficient water will be collected from site run-off and through various other process sources such that supplemental surface or groundwater will not be required during operations. Most of the process water will be held in a site runoff/process water pond situated along the north boundary of the site.

Average rainfall for the site will be greater than the estimated annual site evaporation plus process water consumption. This will result in the site being net water generating. Runoff will be tested and released to the environment if non-contaminated. Saline water will be used in the mill.

A brine evaporator/crystallizer circuit will treat surplus process water to produce salt, clean condensate, and a brine with an elevated magnesium chloride ($MgCl_2$) concentration. The salt will be debrined, dried and screened to produce a finished product. The condensate will be tested and released to the environment.

KWI proposed the use of a deep well for disposal of excess brine. In the event that a suitable location for such a well could not be found, a contingency plan was developed using a second evaporator/crystallizer circuit to concentrate the $MgCl_2$-rich brine. The concentrated brine might be sold as a raw material for magnesium production, but the plan assumes that it will be placed underground, either mixed with salt backfill or in a specific storage chamber.

Transportation System

The marketing plan assumes that all salt and about 410,000 t/a of potash for consumption in the domestic market will be sold FOB the minesite and delivered by truck. The transportation system covers on-site facilities for truck loading but is mainly concerned with rail car loading of potash, haulage to a port facility on the Gulf of Thailand, and loading onto vessels at Map ta Phut or Laem Chabang for sale in international markets.

APPC will supply and maintain 9 locomotives and 242 fully enclosed, bottom-dump, 42 t capacity wagons. The trains will be operated by SRT crews over 700 km of existing SRT mainline on a tariff basis. The transportation plan provides for fuelling stations at the minesite and the port, and for a fully equipped maintenance facility to be constructed near the port. To minimize capital, the rolling stock and locomotives will be leased.

Generally, shipments to southeast Asian ports are expected to be in lots of up to 25,000 t, and shipments to China up to 60,000 t. Berthing and ship loading facilities are designed to accommodate vessels of up to 70,000 dead weight tones (DWT).

Environmental Assessment

Regulatory approval of the Somboon Project by the Government of the Kingdom of Thailand required the preparation of an Environmental Impact Assessment ("**EIA**") Report to present an environmental and socio-economic baseline study, including a survey of perceptions and attitudes about the project of the directly affected population, as well as impact assessment, mitigation plans, and monitoring systems. An EIA Report was prepared for APPC covering the Somboon potash mine and the Laem Chabang port.

Apart from noise levels during construction and increased traffic, the primary concerns are reported to be the potential for salinization of soils and contamination of surface or ground water from seepage or spillage of brine or pollutants such as lubricants or chemicals. Suitable mitigation and monitoring techniques will be applied and enforced.

The Somboon mine EIA was submitted to the Ministry of Science, Technology and Environment's Office of Environmental Policy and Planning in October 1999, and final approval was given in February 2001.

Project Management and Implementation

During the design engineering and construction phases, a small project team, supported by shareholders representatives, will oversee engineering, procurement and construction ("**EPC**") contractors which will undertake the actual work. Key milestones are expected to be as follows:

Award Front-end Engineering & Costing	Month 0
Complete Development Program & Award EPC Contract	Month 12
Start Site Development	Month 13
Start Ramp development	Month 15
Start Mill Construction	Month 15
Initial Mine Development	Month 45
Mill Start-Up	Month 48

The construction labour force is expected to peak at 1,000, the majority of whom will be drawn from the Udon Thani area.

Capital Cost Estimates

The overall mine capital cost was developed by KWI using an exchange rate of Baht 36.21 per U.S. dollar as shown below. **The estimated costs and prices contained herein are based upon 1998 currency exchange rates, costs and prices and do not necessarily reflect the current or future economic viability of the Somboon Project. See "Risk Factors".**

1998 FEASIBILITY STUDY ON-SITE CAPITAL EXPENDITURE SUMMARY
1998 US $ millions

Project Year	**-3**	**-2**	**-1**	**+1**	**Total**
Site Development and Infrastructure	20	35	18	2	75
Mine and Backfill	10	58	58	15	141
Mill	10	44	38	5	96
Indirect Costs	27	28	3`	5	91
Contingency	6	17	26	5	54
Sub-Total	**73**	**182**	**170**	**31**	**457**

Indirect costs include construction facilities, insurance, first fills and spare parts, freight and the cost of engineering, procurement and construction management. The total cost for design engineering, procurement and construction management included in the estimate is U.S.$43 million.

The overall transportation system estimate was prepared by Sandwell using an exchange rate of Baht 32 per U.S. dollar.

1998 FEASIBILITY STUDY TRANSPORTATION CAPITAL EXPENDITURE SUMMARY
1998 US $ millions

Project Year	**-3**	**-2**	**-1**	**+1**	**Total**
Rail and Port	-	11	33	2	46
Indirect Costs	-	1	6	-	7
Contingency	-	1	4	-	5
Sub-Total	**-**	**13**	**43**	**2**	**58**

APPC estimated its project development costs to be U.S. $30 million.

1998 FEASIBILITY STUDY OWNER'S COSTS CAPITAL EXPENDITURE SUMMARY
1998 US $ millions

Project Year	**-3**	**-2**	**-1**	**+1**	**Total**
Owner's Costs	25	3	3	-	30
Project Total	**98**	**198**	**216**	**33**	**545**

Owner's costs include costs for corporate and internal project management, market development, remaining land acquisition, financing costs other than interest, and required payments to the Government of Thailand. Costs incurred to date, of approximately U.S.$20 million for exploration and project development and a further U.S.$45 million for acquisition and other corporate costs, have not been included in the analysis.

The current exchange rate is approximately 44 Baht per U.S. dollar whereas exchange rates for the purposes of the Kilborn and Sandwell reports ranged from 36.21 (Kilborn) to 32 Baht (Sandwell) per U.S. dollar. Management estimates that this decline in the value of the Baht would decrease capital costs from U.S.$545 million to U.S.$505 million.

The required working capital is estimated at U.S.$45 million, building up over the first four production years.

During the operating period certain expenditures such as on-going mine development, and major equipment rebuilds and replacements are capitalized and included in sustaining capital. The minelife estimate for sustaining capital is U.S.$140 million. This estimate includes U.S.$32 million to develop and maintain the underground tailings system. Most of the expenditures for this system are planned for years 2 through 4. Also included, in year 23, is an allowance of U.S.$15.5 million for decommissioning costs.

Operating Cost Estimates

The life of mine (LOM) unit production cost per tonne of potash product, including a contingency of 10%, is U.S.$31.00 at an exchange rate of U.S.$1.00 = 40 Baht as summarized below. **The estimated**

costs and prices contained herein are based upon 1998 currency exchange rates, costs and prices and do not necessarily reflect the current or future economic viability of the Somboon Project. See "Risk Factors".

The mine operating cost was developed by KWI as follows:

LOM AVERAGE UNIT COST PER TONNE OF POTASH
U.S.$ 1998

	Labour	Materials	Fuel	Power	Total
Mining and backfilling	1.87	8.34	0.10	1.81	12.12
Milling	0.79	3.50	4.57	2.05	10.91
General and Administration	0.33	0.73	-	0.07	1.13
10% Contingency	0.30	1..26	0.47	0.39	2.42
Brine Disposal Alternative	-	-	-	-	4.42
Total	**3.29**	**13.83**	**5.14**	**4.32**	**31.00**

Labour covers salaried staff and hourly employees, including a number of expatriate staff that declines during the early years as local management is trained in the potash industry. Within the mine, materials include consumables such as mining machine parts, conveyor belting and roof bolts. In the mill the major material cost is for reagents. Electrical power is purchased from the Provincial power authority. Fuel is purchased from a private contractor on a delivered basis.

Production and cost estimates are based on both mine and mill operating 331 days per year with availability, defined as actual operating time as a percentage of total available time, of 62% for the mine and 94% for the mill.

Export sales of potash are assumed to be FOB Thai port. The following table shows Sandwell's estimate of APPC's transportation costs, from rail car loading to ship loading, after adjustment to the exchange rate of 40 Baht/US$ which is used throughout the project evaluation.

UNIT TRANSPORTATION COSTS
(Life of Project Average for Export Sales, $/t KCl)
U.S.$ 1998

Annual tonnes exported	1,6000,000
Rail to Port (Map ta Phut)	7.05
Leasing charge	2.03
Port Costs	1.99
Average Transportation Cost	**11.11**

All potash export sales are assumed to be railed to the port of Map ta Phut. Rail charges, payable to the SRT are essentially for the use of SRT's tracks and train crews and have been calculated to the furthest port of Map ta Phut. APPC will provide and maintain its own fleet of locomotives and cars. If the port of Laem Chabang can be used, rail charges should be reduced by about U.S.$1/t and the fleet of rolling stock reduced slightly. Leasing payments for the rolling stock are complete in the tenth operating year. Port costs include rail unloading, storage, port charges and ship loading.

Domestic sales of both potash and salt are assumed to be sold FOB minesite and, therefore, no transportation costs are incurred. An additional expense to provide for marketing expenses and corporate administration costs, including the Bangkok office, as estimated by APPC, has been included at an annual rate of U.S.$3 million.

Total average cash operating costs on board vessel for export potash sales (with no credit taken for salt) are projected as shown below, again after adjusting to 40 Baht/US$:

OPERATING COST SUMMARY FOR EXPORT POTASH SALES
(Life of Project Average)
U.S.$ 1998

	U.S.$ per tonne exported
Total On-site	31.00
Transportation	11.11
Marketing and Administration	1.50
Total FOB Port	**43.61**

Management estimates that the decline in the 1998 exchange value of the Baht from 40 Baht = U.S. $1.00 to the current level of 44 Baht = U.S.$1.00 would reduce the operating cost estimate to approximately U.S.$41.70 per tonne.

If the Udon resource is not developed, the Somboon Project will be closed shortly after mining is completed. The cost of reclamation, estimated at U.S.$15.5 million, is included in sustaining capital. The salt evaporators and dryers will continue to operate, processing material from the remainder of the surface tailings pile. It is anticipated that revenue from the sale of about 195,000 t/a of salt will more than offset the operating cost and the cost of final reclamation.

The original operating plan was based on the use of a well with a capacity to dispose of 1,800,000 cubic m of excess brine annually. This technique is widely used within the industry. However, since no suitable site has been found, the proposed plan incorporates the brine disposal contingency plan which provides two additional stages of evaporation in order to reduce the quantity of brine and to further concentrate the $MgCl_2$-rich brine. In this situation the incremental operating cost would be U.S.$4.42/t of potash product.

If the full brine disposal contingency plan is adopted, incremental annual average production is expected to be 20,000 tonnes potash, 207,000 salt and 38,000 tonnes magnesium chloride. It is expected that incremental revenue from potash and salt sales would partially offset incremental operating costs. A decision to implement the brine disposal contingency plan is required 27 months prior to planned start-up.

Economic Evaluation

Subsequent to the completion of the KWI Feasibility Study, APPC has indentified two potential changes in scope to the project:

- the adoption of the evaporator alternative for brine disposal as presented in the Feasibility Study (increase in capital costs of U.S.$34 million and operating costs of U.S.$4.42/t).
- the advancement of the commencement of backfilling from year 6 of production to year 3, in order to maximise the quantity of tailings returned underground for environmental reasons.

(reduction of capital costs of U.S.$7.9 million (APPC) and advancement of capital and operating costs.)

All disclosure of mineral resources and reserves, process design, capital and operating costs as prepared by KWI for the Feasibility Study, is summarized in the Micon Report. Micon was commissioned to prepare the Micon Report, which is an economic and financial evaluation of the Somboon Project dated 25 January 2002.

All disclosure of the transportation system is summarized from and based upon, an Enhanced Executive Summary of Transportation System Reports dated 20 December, 2001 by Sandwell. All disclosure of environmental and social impacts is summarized from and based upon an EIA dated 25 January, 2002 prepared by IEM.

Micon's terms of reference for the study were to ensure that the financial model for the mine plan is sound, that the costs estimated by contributing consultants were entered correctly, and that the potential changes in project scope since 1998 were reasonably costed and incorporated, and then to prepare a Technical Report on the financial evaluation of the project.

The estimated costs and prices contained herein are based upon 1998 currency exchange rates, costs and prices and do not necessarily reflect the current or future economic viability of the Somboon Project. See "Risk Factors".

The following table consolidates the input from KWI, Sandwell and APPC at exchange rates of Baht 36.21, 32 and 40 per U.S.$.

CURRENT CAPITAL EXPENDITURE SUMMARY
1998 US $ millions

	Feasibility Totals		Total Adjustments	Adjusted Totals	
Exchange Rate (Baht/US$)	**36.21**	**32**	**36.21**	**36.21**	**40.00**
Site Development and Infrastructure	75	n.a	-5.4	70	65
Mine and Backfill	141	n.a	0	141	139
Mill	96	n.a	20.3	116	111
Indirect Costs	91	n.a	4.3	95	85
Contingency	54	n.a	6.9	61	59
Sub-Total	**457**	**n.a**	**26.1**	**483**	**458**
Rail and Port	n.a	46	0	46	44
Indirect Costs	n.a	7	0	7	7
Contingency	n.a	5	0	5	5
Sub-Total	n.a	**58**	**0**	**58**	**56**
Owner's Costs	n.a	n.a	0	30	30
Total	n.a	**n.a**	**26**	**571**	**545**

It should be noted that in the cash flow model, Baht and US dollar denominated costs are listed separately. When a different exchange rate is entered (40 in the base case), the Baht component of costs is divided by that rate, then added to the dollar component.

The transition from the Feasibility Study estimate to the adjusted estimate (at the same 36.21 Baht exchange rate), to the current estimate at 40 Baht per US dollar, is summarized in the table. The fact that the total is again $545 million is purely coincidental.

Economic Assumptions

The following are the key economic assumptions on which the project evaluation is based.

Effect of Inflation

All engineering estimates for both revenues and costs are either based on first quarter 1998 pricing levels or adjusted to this date. Since the first quarter of 1998, cumulative inflation in Thailand and the United States is estimated to be approximately 10% and 8% respectively. Inflation would increase project cost estimates, however, such increases would be offset, at least in part, by the previously described decline in the exchange value of the Baht. In preparing financial forecasts no allowance for future inflation has been included. No unit cost or revenue increases have been assumed.

Currency Exchange Rates

The economic and financial evaluation assumes that all Baht expenditures will be converted to US dollars at the average rate of exchange for the second quarter of 1998 which was approximately 40 to 1. The exchange rate of Baht to U.S. dollars on the day prior to the Prospectus date was 44.0 Baht per U.S.$.

Government Royalties and Taxes

Under the terms of the Concession Agreement, APPC is required to pay to the Government of Thailand a royalty equal to 7% of the revenue received from potash sales, after deducting all costs incurred in the marketing, transportation from the minesite, and warehousing of potash. The royalty on salt is 4%, calculated on the same basis.

The current rate of corporate taxation in Thailand is a flat 30% of taxable profit. This rate is assumed to continue for the life of the project. No further taxes are applicable other than local taxes, an allowance for which is included in the operating costs.

Marketing

Potash is produced in a limited number of countries but is sold world-wide, mainly as a source of potassium in fertilizers. Potash is a bulk commodity and significant transportation costs typically are incurred in delivering potash from the minesite to the customer. APPC intends to optimize the benefit of its location near the centre of the Asia/Oceania market where it will have a significant freight advantage over the two largest producing regions, Canada and the former Soviet Union. Also, by shipping in smaller vessels (which are less costly over the shorter distances) APPC expects to be able to provide more frequent deliveries to a wider range of ports, closer and more convenient to many Asian customers.

The Somboon plant capacity was designed to produce and sell annually:

	Tonnes
Fertilizer Potash (60.3% K_2O)	
Fine Grade	1,000,000
Standard Grade	1,000,000
Industrial Grade Salt (99.5% NaCl)	195,000

Provision is made in the proposed plant layout for subsequent installation of additional circuits to provide for the production of up to 200,000 t/a of industrial grade potash (61.5% K_2O) and 300,000 tonnes of granular fertilizer grade potash by reducing the production of fine and standard by an equivalent amount. Both industrial and granular fertilizer grade products command premium prices.

Adoption of the brine disposal contingency plan will result in recovery of an additional 20,000 t/a of potash and more than 200,000 t/a of salt as a by-product. On an annual capacity of 2.0 Mt, the increase in potash is only one percent. This is significant to revenue but not to the marketing effort. However, the industrial salt quantity will double and may not be readily saleable at the assumed price. There is expected to be a gradual buildup in salt sales, progressing in 50,000 t/a steps from 250,000 t in Year 3 to 400,000 t in Year 6 and onward. Any surplus salt can be placed in the tailings containment area.

All sales are assumed to be denominated in U.S. dollars which is standard potash industry practice.

APPC has analyzed potash and salt prices and will base its marketing strategy on the location advantage of the Somboon Project within the Asian potash market region. As the project approaches the construction stage, APPC will initiate detailed analysis of both the potash and international freight markets.

Evaluation Summary

The economic and financial viability of the Somboon Project has been evaluated by discounted cash flow analysis. A base case and a number of alternate cases have been run. The base case economic evaluation assumes that the project is financed 30% by equity and 70% by debt. With the exception of the all equity case, other cases use the 30/70 equity/debt ratio because this, in APPC's opinion, is the most probable financing structure. The rates of return in the base case and alternate cases are supportive of the conclusion that the project is economically feasible. The evaluation is for the total project of which 10% is owned by the Thai Government and does not consider the effects of APR's carrying charges and possible corporate taxation.

Using the 1998 prices of U.S.$135/t free on board (FOB) port or U.S.$$120/t FOB mine site for potash, U.S.$$17.40/t FOB mine site for salt as estimated by management, but with an exchange rate of US$1.00 = 40 Baht, the results of the discounted cash flow analyses are positive.

- The Internal Rate of Return (IRR), assuming 100% equity financing, is 19% per year.
- The IRR, assuming a 73/30 debt/equity ratio, is 24% per year. The Net Present Value (NPV) discounted at 8% per year is U.S.$$587 million and at 10% per year is U.S.$$428 million.
- The IRR, assuming a 70/30 debt/equity ratio and a potash price of U.S.$$120/t FOB mine or port, is still 20% per year.
- The project is relatively insensitive to changes in operating costs, moderately sensitive to capital costs and highly sensitive to potash price.
- Unexpected negative variations in costs or selling prices of up to 30% can be absorbed without creating a negative cash flow.
- Projected cash flows provide strong coverage for debt servicing.

SENSITIVITY ANALYSIS – DCF IRR


BASE CASE - 30% EQUITY, 70% DEBT
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
DCF IRR
CAPITAL COSTS
OPERATING COSTS
POTASH PRICE
-30%
-20%
-10%
0%
10%
20%
30%
PERCENT CHANGE IN VARIABLE

SENSITIVITY ANALYSIS – NPV AT 10%


BASE CASE - 30% EQUITY, 70% DEBT
NPV in US$ thousands @ 10% DISCOUNT
$900,000
$800,000
$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$-
-30%
-20%
-10%
0%
10%
20%
30%
PERCENT CHANGE IN VARIABLE
POTASH PRICE
OPERATING COSTS
CAPITAL COSTS

Board of Investment (BOI) Incentives

The BOI is the principal government agency responsible for providing incentives to stimulate investment in Thailand. The BOI is governed by the Investment Promotion Act and is empowered to grant a wide range of fiscal and non-fiscal incentives and guarantees. The Somboon Project is located in Investment Zone 3, the most heavily promoted geographical region of Thailand. APPC expects to receive certain tax incentives including an exemption from income tax for 8 years from the start of production, with a reduction of 50% from the normal tax rate for a period of 5 years following the tax free period, deduction from taxable profit equal to the operating cost of transportation, electricity and water supply for a period of 10 years from the date on which income is first earned, and deduction of 25% of the capital cost of infrastructure from taxable profit once during the 10 years from the date on which income is first earned.

APPC also expects to receive guarantees against nationalization, competition from new state-owned enterprises, state monopolization and price controls, and permission to export products and bring into the country foreign workers as required.

Profit Sharing

Under the terms of the Concession Agreement, if either production (from Somboon) after the fifth anniversary of the Commissioning Date exceeds 2.1 Mt/a, or capital costs in 1981 dollars are less than U.S.$350 million, the Government is entitled to an additional share in the net cash flow of APPC as described under "Property – Description and Location – Mining Lease".

Development Plan

Following the completion of the Feasibility Study, APPC has continued to advance the development of the Somboon Potash Project.

A development program has been prepared which includes all activities necessary to advance the project from its current status to the point at which it is ready to release for construction. APPC's budget for this program is U.S.$19.4 million to cover such items as basic engineering, remaining land acquisition (about 80% complete), debt financing, monitoring and permitting, marketing, and general administration including strengthening of the management team.

Two underground contractors have been short-listed, both of which will undertake a "Stage 1" program having as its objectives optimization and freezing of engineering design and cost estimation leading to a "Stage 2" fixed price turn-key contract for the defined scope of work. The first phase will ensure that any changes from the Feasibility Study, either already adopted or still under consideration, are properly evaluated before final acceptance. The use of two contractors and an "open-book" cost estimating process will ensure competition for the contract and terms which are within industry standards.

The surface facilities contract is to be developed using a process similar to that described for the underground work.

An essential component of the project is the ability to move to and ship from an ocean terminal about 1.6 Mt/a of potash to be sold to export markets. APPC will supply locomotives and rolling stock, to be operated by SRT and expects to construct all new port facilities for its own use. Further discussions and contract negotiations will be required with SRT and with equipment suppliers and leasing companies. A Letter of Intent has been signed with Unithai, a Thai company with expertise in shipping, terminal operations, heavy engineering and transportation, for a possible joint venture regarding the port facility.

An environmental monitoring system should be in operation well in advance of the start of construction. A program has been designed and has been implemented.

APPC is in the process of acquiring the "Prathanabats" (long-term mining licenses) necessary to construct and operate the project. APPC is in the final stages of preparation of the necessary technical data which must be filed with the application. The proposed amendments to the Minerals Act (which is still awaiting ratification by the Thai Senate) provide that mines more than 50 m below the surface will no longer need to obtain the permission of surface rights holders. The issuance of Prathanabats to APPC is guaranteed under the terms of the Concession Agreement signed in June, 1993.

If other parties become involved in the Somboon Project it may be necessary to re-apply to the Thai Board of Investment ("**BOI**") to secure promoted project status in the name of the joint venture or other legal entity. This may be necessary in order to receive the tax concessions previously granted to APPC and incorporated in the financial analysis.

At present, APPC holds the "rights to exploit" the remaining 192 square km of the Concession area. This includes the Somboon and Udon Deposits. Under the terms of the Concession Agreement, the Thai Government is not required to participate in any funding in order to maintain its 10% interest in APPC; however, any funds advanced on its behalf (i.e., 10% of any equity funding) are recoverable from a positive project cash flow. Each private participant, in addition to its own equity, will be expected to assume responsibility for a pro rata share of the Government's carried interest.

APR's objective is to fund its share of the required Somboon Project obligations through a combination of debt and equity financing, including the Rights Offering. The total costs, which consist of approximately U.S.$19.4 to reach a mine construction decision and approximately U.S.$200 million to finance the mine development, are greater than APR can or would choose to absorb on its own.

Additional financing is expected to be obtained through other Project Participants. Various legal entities have been examined such as joint ventures or special purpose companies in addition to direct participation in APR or APPC. Restructuring APPC may require certain Thai Government approvals which, while there is every expectation that such approvals will be granted, may be time consuming. APR may conduct a series of financings to support remaining APR project requirements.

APPC's basic strategy is to secure approximately 70% of the estimated Project cost on the basis of a non-recourse (or limited recourse) project loan. Following the evaluation of four proposals, HypoVereinsbank was appointed as lead adviser/arranger. It is expected that HypoVereinsbank will lead a group of between two and five other major international banks in underwriting the loan which will then be syndicated to a total of as many as 15 banks. Expressions of interest to participate in the underwriting or the syndicate have been received from a number of banks. These will be pursued once the Company has secured Project equity financing.

In addition to commercial banks, negotiations will continue with a number of multi-lateral agencies such as the International Finance Corporation, the Export Development Corporation of Canada, and Kredit anstalt für Wiederaufbau of Germany, which have expressed interest in project financing. Subordinated loans, financial leases and working capital loans may also be incorporated in the overall financial structure.

Udon Potash Deposit

The centre of the Udon Deposit is located approximately 6 km adjacent and north of the Somboon Deposit. Information pertaining to location, accessibility, climate, infrastructure and physiography, history of the property, its general geological setting, exploration and mineralization are substantially the same as that disclosed for the Somboon Deposit.

Two primary areas of potash (sylvinite) mineralization have been delineated over a total resource area of approximately 40 square km. A total of 104 reconnaissance and exploration boreholes, and approximately 275 line-km. of 2D-seismic surveying have delineated the majority of the resource boundary. Based on a study commissioned in 1998 that developed a geological resource model that met a minimum thickness of 1.5 metres, the Udon Deposit mineral resource is approximately 1,000 million tonne with an average grade of 18.2% K_20. The thickness of the Udon sylvinite horizon is considerably greater than the Somboon Deposit with an average thickness of approximately 7.5 metres.

Subsequent exploration work on the Udon Deposit has included a 37 line-km. in-fill 2D-seismic survey conducted in 1999; and a limited drilling program in 2000 that included 7 strategically-located boreholes, to improve upon the geological interpretation, prove local continuity of the sylvinite horizon and simultaneously increase the potential resource estimate.

With the issuance of the Special Atchyabats in June 2001, the Udon Thani Concession area, which includes the Udon Deposit, was reduced to 192 km^2. Consequently, the global resource area of the Udon Deposit that meets the minimum thickness and cut-off grade has been reduced as a result of certain land being excluded. The Company has commissioned a study to update the geological model and mineral resource estimate that will incorporate the new drilling and seismic data and boundaries of the new concession area.

CONVERTIBLE DEBENTURES

In July/August 1998, the Company, pursuant to a Trust Indenture, issued the Convertible Debentures in the principal amount of U.S.$24,460,000, of which Olympus holds the principal amount of U.S.$17,560,000, being approximately 71.8%. The principal amount of the Convertible Debentures was convertible at U.S.$2.72 per share ($4.00) per Share with interest and premium to be waived on conversion. The Debentures bore interest at a 10% per year, compounded annually. The Debentures also were to earn a premium of U.S.$88 per U.S.$1,000 principal over the term of the Debentures. The accrued interest and premium were payable at maturity if the Debentures were not converted into common shares of the Company or redeemed prior to maturity.

The Convertible Debentures were to mature in July and August 2000. Subsequently, the Trust Indenture was amended to extend the maturity date to October 13, 2001 and to reduce the conversion price to between U.S.$1.529 and U.S.$1.784 per Share, with the actual conversion price being calculated according to a formula based on the number of days that the conversion occurred before maturity. The Convertible Debentures continued to accrue interest at a rate of 10% per year compounded annually. The Company also agreed to pay the Debenture Holders an additional premium of U.S.$75.74 per U.S.$1,000 principal to be earned between the old maturity date and the new maturity date. The accrued interest and all earned premium was payable at the new maturity date if the Debentures had not been converted into common shares of the Company or redeemed prior to the new maturity date. The accrued interest and premium would have been waived on conversion. Due to the Support Agreements, the accrued interest and premium are now convertible. In addition, the Company agreed to pay any withholding taxes applicable on interest and premium payments made to the Debenture Holders.

As security for the Convertible Debentures, the Company pledged 35,492,500 shares of Metro (being 88.4% of the outstanding shares of Metro), and Metro, in turn, pledged 242,000 shares of APPC, which represents 88% of Metro's 27.5 % interest in APPC.

As at October 8, 2001, the amount of principal, accrued interest and premium due to the Debenture holders was approximately U.S.$37,100,000 ($59,000,000). Each of Olympus, Crew and John Darch entered into support agreements dated October 8, 2001 with the Company, amended December 4, 2001 (individually the "**Olympus Support Agreement**", **Crew Support Agreement**" and "**Darch Support Agreement**", respectively, and collectively the "**Support Agreements**"), pursuant to which the maturity date of the Debentures was extended to February 28, 2002 and the conversion price at which the Principal amount of the Debentures, including accrued interest and premium payable, has been set at $0.20 per Common Share. The Crew Support Agreement and the Darch Support Agreement were further amended January 17, 2002. The Support Agreements require the Company to complete a rights offering up to $30,000,000, however, the Support Agreements do not require any minimum amount to be raised on the rights offering, subject to the Offering Commitments. The purpose of the Rights Offering is to fund the Company's medium term development obligations. The Company issued a further supplemental indenture dated October 8, 2001 (the "**Fourth Supplemental Indenture**") incorporating the new maturity date and changing the interest rate on the principal amount of the Debentures and accrued interest, but not the accrued premium, to 14% per annum, from and including October 13, 2001 to the new maturity date.

The Company has previously agreed to gross up the Debenture Holders residing outside Canada for any Canadian tax required to be withheld in connection with the payment or deemed payment of interest and premium on conversion or full settlement of the Debentures. The Company had previously estimated the amount of the withholding tax to be up to U.S.$3.9 Million (approximately Cdn$6.1 Million), based on the amount of interest and premium payable as at February 28, 2002. The Debenture Holders have now provided additional information that will allow the tax liability to be reduced to U.S.$1.9 Million (approximately Cdn$2.9 Million). Subject to tax rulings, this tax liability on conversion or full settlement of the Debentures may be further reduced.

By an agreement dated for reference February 5, 2002 (the "**Amending Agreement**") between Olympus and the Company, the February 28, 2002 maturity date of the Debentures was extended to April 1, 2002, interest on the Debentures will continue to accrue until the earlier of the date of payment or the date of the Debenture Conversion, however, notwithstanding the additional interest payable, the maximum number of shares issuable upon the Debenture Conversion will not exceed 320,456,390 shares. The Debentureholders will not participate in the Rights Offering, save for Olympus which has agreed to provide the Stand-by Commitment. Olympus holds a sufficient number of Debentures to cause the amendment to the Trust Indenture to be approved by resolution of the Debentureholders and has agreed to vote in favour of conversion subject to the following conditions:

(a) The Company is required to complete a rights offering up to $30,000,000, however, the Support Agreements do not require any minimum amount to be raised on the rights offering, subject to the Offering Commitments;

(b) The Company's Board of Directors on completion of the Debenture Conversion consisting of three nominees as representatives of Olympus, one nominee as representative of management and one nominee as representative of Crew;

(c) The Company continuing into the Province of New Brunswick (which was approved by the Company's shareholders at an Extraordinary General Meeting held on January 7, 2002 and is expected to occur on or before the closing of the Offering);

(d) The Company granting to Olympus an undertaking that as long as the Debentureholders exercise control over not less than 25% of the outstanding Shares of the Company, management of the Company will put forward for election as Directors at each shareholders' meeting following conversion and solicit and vote proxies for those qualified nominees put forward by Olympus;

(e) A voting agreement has been entered into between Olympus and the other Debentureholders providing that the Debentureholders will vote, as directed by Olympus, in respect of:

  (i) the slate of Directors put forward by Olympus for election at the Company's shareholders' meetings from time-to-time provided the Debentureholders have no positive obligation to vote in favour of any management nominees or nominees of Crew;

  (ii) any proposed amendments to the Memorandum and Articles of the Company;

  (iii) approval of any stock options or other executive compensation plan;

  (iv) the appointment of auditors; and

  (v) any other fundamental changes in the Company requiring shareholder approval;

and the voting agreement contains restrictions over an 18 month period on the resale of Common Shares received by Debenture holders pursuant to the Debenture Conversion. See "Escrowed or Restricted Securities".

(f) The approval of all necessary regulatory authorities having jurisdiction in the matter. The TSE has conditionally approved the Debenture Conversion and listing of 320,456,390 Common Shares issuable upon the Debenture Conversion subject to the filing of supporting documentation and closing no later than April 4, 2002.

(g) All required approvals by the Company's shareholders. The Company's shareholders at an Extraordinary General Meeting held January 7, 2002 approved (1) the issuance of up to 320,456,390 Common Shares on the Debenture Conversion, based on the total amount of the Debentures, including accrued interest and premium of $64,091,278 as at February 28, 2002; and (2) the Continuance.

(h) The Company will issue Common Shares upon the Debenture Conversion equal to the amount due as at February 28, 2002 expected not to exceed $64,091,278 (U.S.$38,843,199). The balance is comprised of $40,359,000 (US$24,460,000) in principal, $17,123,896 in accrued interest (U.S.$10,378,119) and $6,608,382 (US$4,005,080) in accrued premium. Additional interest to be incurred from March 1, 2002 to April 1 (the new maturity date), inclusive, will be approximately U.S.$450,000. A total of 320,456,390 Common Shares would be issued on the Debenture Conversion assuming an exchange rate of U.S.$1 equals Cdn$1.65.

On completion of the Debenture Conversion, Olympus will be the controlling shareholder of the Company, holding between 43.3% and 59.2% depending on the number of Rights exercised. See "Principal Shareholders" for further information about Olympus.

INTERIM FINANCING

Pre-conditions to the Interim Financing have been met, namely that the Company's shareholders approve the Debenture Conversion and the issuance of the Debenture Conversion Shares to the Debentureholders, and the TSE accept the Debenture Conversion. Subject to the terms of the Interim Financing, Crew and Olympus have agreed to advance up to $1.0 million in the aggregate to the Company as Interim Financing. The Interim Financing shall be advanced, as required, as to 80% from Olympus and 20% from Crew and is due and payable by the Company on the earlier of the completion of the Offering and April 1, 2002. The Interim Financing bears interest at a rate of 10% per year compounded semi-annually. The Company has drawn $361,597 of the Interim Financing as of the date of this Prospectus.

Crew and Olympus may satisfy their respective obligations to pay for Units acquired pursuant to the Offering Commitments by setting off on a pro rata basis, against the Subscription Price of such Units, the Company's obligation to repay any Interim Financing provided by Crew and Olympus, with the balance of the Unit Price to be paid in cash. See "Offering Commitments" and "Use of Proceeds".

USE OF PROCEEDS

The Company intends to use the proceeds of a minimum of $9,750,000, and a maximum of $29,796,670 (after deducting expenses of the Offering estimated to be $250,000) in the following order of priority:

Available Funds	Minimum Subscription of $10 Million	Maximum Subscription
Working capital as at January 31, 2002	500,000	500,000
Proceeds of Rights Offering [1]	9,750,000	29,796,670
Total Available Funds	10,250,000	30,496,670

(1) Net of offering costs estimated at $250,000. As there is no minimum subscription, the Company is only assured of receiving $10,000,000 pursuant to the Offering Commitments.

Principal Purposes [1]	Minimum Subscription of $10 Million	Maximum Subscription
Repayment of Interim Financing [2]	400,000	400,000
Maximum estimated withholding taxes payable to the Govt. of Canada after conversion of Debentures	2,900,000	2,900,000
Minimum remaining expenditures under SPLs [3]	470,400	470,400
Administrative Costs[4]	3,000,000	3,000,000
Development costs [5]	3,479,600	23,726,270
	10,250,000	30,496,670

(1) Assumes Debentures, accrued interest and premium have been converted into Common Shares.

(2) $361,597 has been advanced as of the date of this Prospectus. See "Interim Financing" and "Interest of Management and Others in Material Transactions."

(3) The Company was granted SPLs by the Department of Mineral Resources of Thailand. These SPLs require the Company to spend an aggregate US$480,000 over two years. As at the date of this Prospectus, the Company had spent US$186,000.

(4) Includes monthly current average admin costs of $250,000 for the Company and its subsidiaries.

(5) Will be applied towards the cost of Company's medium term obligations to reach a mine construction decision in respect of the Somboon Project.

If all the Rights are subscribed and all the Warrants are exercised prior to the Warrant Expiry Date, an additional $60,093,341 will be received by the Company. It is expected that these proceeds, if received, would be applied towards the Company's share of the cost of reaching a mine construction decision and towards the Company's share of the equity requirements for the construction of the proposed Somboon mine. There is, however, no assurance that any Warrants will be exercised. Even if all the Rights were sold and all the Warrants were exercised, the Company would still require other Project participation to fund the Somboon Project and there is no assurance that such participation can be negotiated on terms favourable to the Company or at all.

The Company intends to spend the funds available to it as stated in this Prospectus. There may be circumstances, however, where, for sound business reasons, a reallocation of funds may be necessary.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT'S DISCUSSION AND ANALYSIS

The selected information for the most recently completed financial year set forth below has been derived from and should be read in conjunction with the 2001 Annual Financial Statements of the Company. See "Financial Statements" contained in this Prospectus.

The following table provides comparative data for the three most recently completed financial years and the six month periods ended August 31, 2001 and August 31, 2000.

	Six month period ended August 31, 2001 (unaudited)	**Six month period ended August 31, 2000 (unaudited)**	**Fiscal Year Ended 2001[1] (audited)**	**Fiscal Year Ended 2000[1] (audited)**	**Fiscal Year Ended 1999[1] (audited)**
Interest and other Income	$28,210	$100,819	$172,825	$197,465	$522,263
Net Loss	($8,131,661)	$($6,303,008	($16,432,453)	($11,749,422)	($9,993,352)
Net Loss Per Share	($0.14)	$(0.12)	($0.30)	($0.22)	($0.20)
Total Assets	$96,136,739	$96,131,200	$95,752,537	$98,714,506	$97,620,184
Net Assets	$17,511,945	$32,715,592	$22,586,147	$39,018,600	$44,744,819
Total Current Liabilities	$62,276,335	$126,457	$56,817,931	$8,404,332	$559,894
Total Long-term Liabilities	$16,348,459	$63,289,151	$16,348,459	$51,291,574	$52,315,471
Total Liabilities	$78,624,794	$63,415,608	$73,166,390	$59,695,906	$52,875,365
Share Capital	75,236,994	$72,179,535	72,179,535	72,179,535	66,156,332
Deficit	62,710,488	$44,449,382	54,578,827	38,146,374	26,396,852
Shares Outstanding	60,093,341	54,467,705	54,467,705	54,467,705	52,004,705

(1) Years ended February 28 or 29. During the fiscal year ended 2001, the Company adopted the new accounting policy recommendations for recording future income taxes as described in note 3 of the Company's Audited Financial Statements. This change has been applied retroactively. Assets and liabilities increased by $16,348,459 respectively under the fiscal years ended 2000 and 1999.

During the fiscal year ended 1999, the Company acquired control of Metro Resources Company Limited ("**Metro**") and Asia Pacific Potash Corporation Ltd. ("**APPC**"). From the date of acquisition, the Company has been consolidating the accounts of these two companies. (See note 2(a) and note 5 of the Company's Audited Financial Statements.)

The following table sets forth selected quarterly financial information for the dates indicated.

	Quarter Ended			
	February 28, 2001	November 30, 2000	August 31, 2000	May 31, 2000
Interest and other Income	30,958	41,048	57,541	43,278
Net Loss	6,863,773	3,265,672	2,650,891	3,652,117
Net Loss Per Share	0.12	0.06	0.05	0.07

	Quarter Ended			
	February 28, 2000	November 30, 1999	August 31, 1999	May 31, 1999
Interest and other Income	94,664	18,603	39,037	45,161
Net Loss	2,458,352	3,397,106	3,131,096	2,762,868
Net Loss Per Share	0.04	0.07	0.06	0.05

Management's Discussion and Analysis

The following discussion should be read in conjunction with and as qualified by the financial statements of the Company and the notes relating thereto, contained elsewhere in this Prospectus. See "Financial Statements".

Results of Operations

Six Month Periods ended August 31, 2001 and August 31, 2000

The net loss for the six month periods ended August 31, 2001 and 2000 were $8,131,661 and $6,303,008 respectively.

The reversal of the foreign exchange from a gain in 2000 to a loss in 2001 accounted for $1,276,424 of the increase in the loss incurred by the Company. The Convertible Debentures, accrued interest and premium payable are denominated in U.S.$ and foreign exchange gains or losses are incurred with the fluctuations in the U.S.$ / Cdn$ exchange rate. The Company has no hedging program in place against increases or decreases in the U.S. Dollar versus the Canadian Dollar.

Salaries expense increased by $720,935 over the previous six months due to a termination settlement reached between the Company and the former Chairman and CEO who resigned on March 23, 2001. The entire settlement, worth approximately $900,000 was recorded during the first quarter of the fiscal year ending on February 28, 2002 and it is payable on a monthly basis between April 2001 and May 2003. This increase was partly offset by a reduction in other positions.

Accounting, legal, promotion and travel decreased against comparative figures. The decreases were due to reduced business activities and travel as a result of limited resources and the Company's primary focus on resolving the Debenture issue. This was partly offset by an increase in consulting fees with the hiring of consultants to keep the development of the Somboon Project moving forward. Amortization of deferred financing costs also decreased. The amortization period of these charges was extended with the extension of the maturity for the Debentures in July 2000.

Activities relating to the development of the Somboon Project included continuing permitting work to allow the Company to apply for mining licences, on-going public consultation programs and other selected on-going development work to meet the requirements of the Atchayabats discussed below.

Purchase of the remaining land for the surface facilities was put on hold. The only current activity relating to land is its maintenance.

In June 2001, the Company received Special Atchayabats from the Department of Mineral Resources of Thailand. This allows the Company to continue holding the necessary rights for the deposits and to proceed to the next stage of securing the Prathanabats.

Fiscal Years Ended February 28, 2001 and February 29, 2000

Net loss for the fiscal year ended February 28, 2001 was $16,432,453 (2000 - $11,749,422), an increase of $4,683,031. The Company recorded interest charges of $12,068,490, an increase of $2,715,264 over the previous fiscal year that occurred principally as a result of an increase in interest and premium charges for the Convertible Debentures.

For the fiscal year ended February 28, 2001, the Company recorded a foreign exchange loss of $889,631 compared to a foreign exchange gain of $956,032 in the fiscal year ended 2000, a change of $1,845,663. The Convertible Debentures, accrued interest and premium are denominated in US Dollars. The Canadian Dollar depreciated in value relative to the US Dollar beginning in October 2000.

Income tax recovery decreased by $771,708. With the implementation of the new future income tax policy, income taxes were recorded for all years under review. Actual cash payments for taxes were $25,804 (2000 - $14,025).

During the fiscal year ended February 28, 2001, the Company expended $1,401,747 (2000 - $1,286,161) to address remaining technical issues and permitting for the proposed Somboon mine. The Company also expended $47,896 (2000 - $891,371) on acquiring land to house the surface facilities for the proposed Somboon mine.

Fiscal Years Ended February 29, 2000 and February 28, 1999

Net loss for the fiscal year ended February 29, 2000 was $11,749,422 (1999 - $9,993,352), an increase of $1,756,070.

Interest and other income decreased by $324,798 due to a lower average cash balance on hand.

Deferred financing costs and interest charges increased by $560,105 and $3,717,706 respectively from the previous fiscal year as it was the first full year in which the Convertible Debentures were outstanding compared to 6.5 months in fiscal year ended 1999.

Accounting and legal fees decreased by $113,269, consulting fees decreased by $375,819 and promotion and travel costs decreased by $374,939. These costs were higher in fiscal year ended 1999 due to the evaluation of various alternative financings for the potash concession.

For fiscal year ended February 29, 2000, the Company recorded a foreign exchange gain of $956,032 compared to a foreign exchange loss of $713,559 in fiscal year ended February 28, 1999, a net change of $1,669,591. The reversal in the foreign exchange account was caused by the Debentures, accrued interest and premium that are denominated in US Dollars. In fiscal year ended February 28, 1999, after the debentures were issued, the Canadian Dollar initially decreased in value relative to the US Dollar but it increased in value during fiscal year ended February 29, 2000.

Liquidity and Capital Resources

During the period ended August 31, 2001, the Company completed a private placement of $3,057,459 net of expenses which allowed the Company to continue operations and allowed management time to refinance or renegotiate the terms of the Convertible Debentures that were to mature on October 13, 2001. Excluding the repayment of the Debentures, the Company expected to have sufficient working capital to operate until December 2001.

Subsequent to August 31, 2001, the Company announced it reached an agreement for the conversion of the Convertible Debentures and plans for funding project development requirements.

The maturity of the Convertible Debentures has been extended to February 28, 2002. After October 12, 2001, the principal balance and accrued interest but not the premium now bear interest at a rate of 14% per year until February 28, 2002.

The total amount owing to the Debenture Holders is to be converted into Common Shares of the Company on February 28, 2002 at a price of $0.20 per share. In addition, the Company has agreed to undertake a rights issue to raise up to $30 Million. Olympus will provide a standby facility of $5 Million and Crew Development Corporation will exercise its rights ($4 Million) and provide a standby facility of $1 Million. The standby facilities will be drawn, up to these agreed maximums, in the event the rights issue is not fully subscribed for by other shareholders. This arrangement will ensure that the Company will raise a minimum of $10 million of additional cash.

Olympus and Crew are to provide up to $800,000 and $200,000, respectively, in Interim Financing by way of a loan to allow the Company to operate and meet its short-term commitments until the closing of the Rights Offering. Amounts drawn under this Interim Financing will bear interest at a rate of 10% per year compounded semi-annually until repaid from the proceeds of the Rights Offering

The funds raised in the Offering will be used towards the completion of the final Somboon development plan estimated at U.S.$19.4 Million over a period of 18 months (includes general and administrative costs for the same period) and the settlement of the withholding taxes to the Government of Canada on the amount of interest and premium paid or deemed paid to the Debenture holders on conversion to common shares of the Company. The actual amount to be paid is dependent on tax rulings on the jurisdictions of the Debenture Holders and it is expected to be no more than $2.9 Million. The development budget includes the required U.S.$5 Million mining licence fee payable once the Company has obtained it.

Beacon Group Advisors Inc., has been retained to locate companies which may be interested in a possible equity investment.

Immediate efforts are now being made to strengthen the existing management team. The international recruiting firm of TMP Worldwide Executive Search has been retained by Olympus to identify the best possible candidates for the most critical position, that of Chief Executive Officer to be based in Bangkok, Thailand.

The Conversion of the Convertible Debentures is subject to certain conditions including closing of the

Rights Offering (of which a minimum of $10,000,000 has been committed) as set out under "Convertible Debentures". In the event these conditions are not fulfilled and the time for Debenture Conversion is not extended, the Company will be in default of the Convertible Debentures after February 28, 2002, insolvent and unable to fund its continued development of the Somboon Project. The Company would then likely have to cease operations and file for bankruptcy.

Regardless of the amount of equity raised in conjunction with the Offering, the Company will need to raise additional funds and secure other Project participation to finance the cost of reaching a mine construction decision for the Somboon Project and to construct the Somboon mine.

The Company has no hedging program in place against increases or decreases in the U.S. Dollar versus the Canadian Dollar.

Outlook

The Company's ability to fund the substantial costs of reaching a mine construction decision for the Somboon Project and the construction of the proposed Somboon mine is dependent on the Company's ability to raise sufficient equity and debt financing and to obtain other Project participation, in addition to the proceeds from the Rights Offering. There are no assurances that the Company can raise from the Rights Offering significantly more than the $10 Million committed by Olympus and Crew or that other additional financing will be available to the Company.

DIVIDENDS

The Company has not since its incorporation paid any cash dividends on any of its Common Shares save that during the fiscal year ended February 28, 1994, the Company paid a dividend in kind to each shareholder of the Company representing one share of Canadian Crew Energy Corporation (now "**Crew Development Corporation**") with a book value of $0.705 per share for each fifteen common shares of the Company held on June 15, 1993. A total of 1,856,944 Crew shares were so distributed. The Company has no present intention to pay dividends.

The future dividend policy would be determined by the Board of Directors of the Company on the basis of future earnings, financial requirements, and other relevant factors.

DESCRIPTION OF SHARE CAPITAL

The authorized capital of Asia Pacific consists of 2,000,000,000 shares without par value of which 60,093,341 Common Shares are issued and outstanding as at the date hereof.

The Common Shares are without nominal or par value. The holders of Common Shares are entitled to one vote per share at all meetings of shareholders of Asia Pacific and to receive dividends, if, as and when declared by the Board of Directors of Asia Pacific. In the event of voluntary or involuntary liquidation, dissolution or winding-up after payment of all outstanding debts, the remaining assets of Asia Pacific available for distribution shall be distributed to the holders of Common Shares. The holders of Common Shares will have no pre-emptive, redemption or conversion rights.

CONSOLIDATED CAPITALIZATION

The following table and the notes thereto set forth the capitalization of Asia Pacific as at the dates indicated and as adjusted giving effect on a pro forma basis to the exercise of the Rights and the

Debenture Conversion (without giving effect to the exercise of any warrants or options) the following table should be read in conjunction with and is qualified in its entirety by reference to the Financial Statements appearing elsewhere in this Prospectus.

Designation of Security	**Amount Authorized**	**Outstanding as at February 28, 2001 (Audited)**	**Outstanding as at August 31, 2001 (unaudited)**	**Pro-forma as at April 1, 2002 (unaudited)** [(1)]
Common	2,000,000,000	($72,179,535) (54,467,705 Common Shares)	($75,236,994) (60,093,341 Common Shares)	($169,124,942) (530,783,083 Common Shares)
Warrants [(2)]	N/A	($0) 1,200,000 warrants to purchase 1,200,000 Common Shares	($0) 6,825,636 warrants to purchase 6,825,636 Common Shares	155,858,988 warrants to purchase 155,858,988 Common Shares ($Nil)
Rights	N/A	Nil	Nil	Nil
Current liabilities, including current portion of long-term debt [(3)]		$56,817,931	$62,276,335	Nil
Total Shareholders Equity [(4)]		$22,586,147	$17,511,945	$111,399,893 (530,783,083 Common Shares)

1. Reflects the issuance of 60,093,341 Rights for proceeds of $29,796,670 net of Offering expenses estimated at $250,000 and the issuance of 150,233,352 Common Shares assuming the exercise of all Rights, but without giving effect to the exercise of up to 150,233,352 Warrants (see "Plan of Distribution") or warrants issued pursuant to a prior private placement (see "Prior Sales"), and the issuance of up to 320,456,390 Common Shares on conversion of up to $64,091,278 pursuant to the Debenture Conversion.
2. Reflects the issuance of 150,233,352 Warrants assuming the exercise of all Rights pursuant to the Offering and the 5,625,636 warrants issued pursuant to a prior private placement. Warrants to purchase 1,200,000 Common Shares of the Company at $3.60 per Share expired on November 10, 2001.
3. The pro-forma unaudited current liabilities takes into account the repayment of the indebtedness under the Convertible Debentures upon completion of the Debenture Conversion and the repayment of any Interim Financing.
4. There is no assurance that, other than the Rights to be exercised pursuant to the Offering Commitments, any Rights will be exercised or any of the Warrants or Options will be exercised.

OPTION TO PURCHASE SECURITIES

As at January 31, 2002, 4,343,000 options are held by all current executive officers of the Company and its subsidiaries as a group, all Directors (but not executive officers) as a group, all employees as a group, and all consultants as a group, as follows:

	Number of Securities	Exercise Price	Market Value of Securities on the Date of Grant	Number in the Group
Executive Officers of the Company	295,000 130,000 319,000 120,000 80,000 944,000	\$3.15 \$2.35 \$2.98 \$4.00 \$3.35	\$3.15 \$2.35 \$2.98 \$4.00 \$3.35	4
Directors of the Company	600,000 1,125,000 946,000 250,000 250,000 3,171,000	\$3.15 \$2.35 \$2.98 \$4.00 \$3.35	\$3.15 \$2.35 \$2.98 \$4.00 \$3.35	4
Executive Officers, Directors, employees and Consultants of subsidiaries of the Company	Nil	-	-	0
Employees of the Company	40,000 5,000 44,000 15,000 104,000	\$3.15 \$2.35 \$2.98 \$4.00	\$3.15 \$2.35 \$2.98 \$4.00	2
Consultants of the Company	100,000 44,000 144,000	\$3.15 \$2.98	\$3.15 \$2.98	1

(1) There are no options currently held by past executive officers, directors or employees or consultants of the Company or its subsidiaries.

Prior Sales

During the twelve months prior to the date of this Prospectus, the Company sold by way of private placement, for cash, a total of 5,625,636 Units at \$0.55 per unit with each unit consisting one Common Share and one warrant, each warrant entitling the holder to purchase an additional Common Share of the Company at an exercise price of \$1.00 per Common Share until May 31, 2002.

Stock Exchange Price

The Common Shares of the Company are listed on the TSE. The following is a summary of the market price and trading volumes of the Common Shares on the TSE.

Month	High	Low	Volume
2002			
February 1-5	$0.22	$0.19	274,000
January	$0.25	$0.19	751,000
2001			
December	$0.33	$0.14	5,859,900
November	$0.31	$0.18	3,442,500
October	$0.50	$0.28	1,382,700
September	$0.58	$0.34	693,400
2nd Quarter FYE 2002(1)	$1.05	$0.47	4,696,200
1st Quarter FYE 2002	$0.90	$0.47	1,602,900
4th Quarter FYE 2001	$1.25	$0.82	3,821,305
3rd Quarter FYE 2001	$1.42	$0.82	6,253,726
2nd Quarter FYE 2001	$1.70	$1.20	4,545,656
1st Quarter FYE 2001	$2.00	$1.26	5,881,831
4th Quarter FYE 2000	$2.35	$1.45	12,937,544

(1) "FYE" means fiscal year end.

ESCROWED OR RESTRICTED SECURITIES

Pursuant to the Support Agreements, certain shareholders of the Company and Olympus have agreed to the following restrictions on their shares, which will apply except where an offer or proposal is made to the shareholders of the Company generally.

1. John Darch, his associates and affiliates, and Crew, its associates and subsidiaries, agreed that:

   (a) for a period of two months, they will not sell any of their Common Shares;

   (b) for a period of 18 months, in any six month period, they will not sell any more than one-third of the Common Shares he or they hold following completion of the Offering (excluding any Warrant Shares which may be acquired on exercise of the Warrants); and

   (c) for a period of 18 months, they will not sell Common Shares comprising 10% or more of the outstanding Common Shares to any purchaser or group of purchasers acting jointly or in concert, unless the trade is effected through a stock exchange and does not constitute a pre-arranged trade to any of the foregoing.

2. Olympus has agreed, and it is a condition of the Olympus Support Agreement that each other Debentureholder also agree, that upon and following the Conversion such Debentureholder :

   (d) for a period of two months, will not transfer, sell or assign that particular Debentureholder's Common Shares;

   (e) for a period of 18 months will not, transfer, sell or assign in any six month period, any more than one-third of that particular Debentureholder's Common Shares received upon the Conversion; and

   (f) for a period of 18 months, will not transfer, sell or assign that particular Debentureholder's Common Shares comprising 10% or more of the fully diluted outstanding Common Shares to any purchaser or group of purchasers acting jointly or in concert, unless the trade is effected through a stock exchange and does not constitute a pre-arranged trade to a single purchaser.

The following table sets forth details of the Common Shares of the Company that, to the best of the Company's knowledge, are subject to the Restrictions.

Name of Shareholder	No. of Restricted Shares upon Completion of the Offering (1)	Percentage of Outstanding Shares at the Completion of the Offering (2)
John Darch (3)	1,346,500 (3)	0.25%
Crew (4)	33,000,000	3.8% to 7.7% (4)
Olympus (5)	230,057,817	43.71%
Debentureholders other than Olympus (5)	88,445,970	16.66%

(1) Based on information provided by the respective shareholders or Olympus and assuming completion of the Offering and the Debenture Conversion.

(2) Based on there being 530,783,084 Common Shares outstanding on completion of the Offering and the Debenture Conversion.

(3) John Darch is a director of the Company, a director, officer and shareholder of Crew, and a 50% shareholder of Crew Holdings Ltd which owns 4,742,375 Common Shares. The remaining 50% of the shares of Crew Holdings Ltd., which are owned by Gerald Wright, and is not subject to the Restrictions. Mr. Darch also owns options to purchase a further 2,119,000 Common Shares.

(4) Crew currently owns warrants to purchase a further 4,000,000 Common Shares at an exercise price of $1.00 per share until May 31, 2002. Crew will hold 33,000,000 Shares (7.7% of the issued capital) if none of the Rights are exercised by other Shareholders, the Offering Commitments are completed and Debenture Conversion occurs. Crew will hold 28,000,000 Common Shares (being approximately 3.8%) if all the Rights are exercised by the Company's shareholders with no oversubscription, the Stand-by Commitment is not required and the Debenture Conversion occurs. See "Principal Shareholders".

(5) To be received on completion of the Debenture Conversion.

PRINCIPAL SHAREHOLDERS

The following table sets forth the particulars, as at the date hereof, with respect to those persons who, to the knowledge of the directors of the Company, beneficially own or exercise control or direction over more than 10% of the Shares.

Name of Shareholder	Type of Ownership	Approximate number of Common Shares held	Percentage of Outstanding Common Shares
Crew Development Corporation(1)	Beneficial	8,000,000	13.3%

(1) Crew also holds warrants to purchase 4,000,000 Common Shares at $1.00 per Common Share until May 31, 2002. See "Plan of Distribution – Offering Commitments" for more information regarding Crew.

Crew will acquire up to 10,000,000 Units pursuant to the Crew Commitments and Olympus will acquire up to 10,000,000 Units pursuant to the Stand-by Commitment and approximately 230,057,817 Common Shares pursuant to the Debenture Conversion. Crew will hold 33,000,000 Shares (7.7% of the issued capital) if none of the Rights are exercised by other Shareholders, the Offering Commitments are completed and Debenture Conversion occurs. Crew will hold 28,000,000 Common Shares (being approximately 5.3%) if all the Rights Offering is fully subscribed, the Standby Commitments is not required and the Debenture Conversion occurs. Upon completion of the Debenture Conversion, (calculated on the basis of a U.S.$1.65/Cdn$1.00 exchange rate and subject to the U.S.$/Cdn$ exchange in effect at the time of conversion), Olympus would hold approximately 230,057,817 Common Shares (43.3%) if no Standby Commitment is required and the Rights Offering is fully subscribed and 255,057,817 (59.2%) of the Company's issued and outstanding Shares if all of the Offering Commitments are required and none of the Rights are exercised by the Company's shareholders. In addition, the other Debentureholders will receive 88,445,970 Common Shares on the Debenture Conversion for an aggregate holding of the Debentureholders of 345,456,390 (80.2%) Common Shares if the minimum subscription on the Rights Offering is received or 320,456,390 (60.2%) if the Rights Offering is fully subscribed and the Standby Commitment is not required.

Olympus is a limited partnership organized under the laws of the Cayman Islands. The general partner in Olympus is controlled by Olympus Capital Holdings Asia ("**Olympus Capital**"), a direct investment firm that targets significant investments in companies operating in Asia. Olympus Capital currently has 20 investment and operating professionals located in Hong Kong, Tokyo, Seoul and New York. Olympus Capital manages over$500 million, and has invested over $400 million of capital in over 15 portfolio companies on behalf of third-party funds and co-investors. The sole limited partner in Olympus is ZAM Holdings, L.P., an investment fund managed by Ziff Brothers Investments ("**ZBI**") for the Ziff family. Capitalized with proceeds from the 1985 and 1994 sales of the Ziff family's publishing assets, ZBI has several billion U.S. Dollars under management.

DIRECTORS AND OFFICERS

The following table sets forth the name, municipality of residence, the office held (if any) with the Company and details of principal occupation held in the past 5 years of each of the directors and officers of the Company:

Name, Municipality of Residence and Position	Principal Occupation or Employment and, If Not a Previously Elected Director, Occupation During the Past 5 Years	Previous Service as a Director	Number of Common Shares Beneficially Owned or, Directly or Indirectly, Controlled[1]
ROBERT G. CONNOCHIE[2][3] Cos Cob, Connecticut CEO/PRESIDENT/ DIRECTOR	CEO and President of Asia Pacific Resources Ltd.	1995	192,000[4]
PETER WONG Vancouver, BC ACTING CFO	Financial Controller of Asia Pacific Resources Ltd.	None	Nil [5]
JOHN M. DARCH West Vancouver, B.C. DIRECTOR	Chairman and Chief Executive Officer of Crew Development Corporation; previously, Co-Chairman of Asia Pacific Resources Ltd.	1987	1,346,500[6]
PETER D. BARNES [3], [7] North Vancouver, B.C. DIRECTOR	President and Chief Financial Officer of Crew Development Corporation; previously, Chief Financial Officer of Asia Pacific Resources Ltd.;	1996	15,500 [8]

WAYNE H. FALLIS [3], [7] West Vancouver, B.C. DIRECTOR	President of Global Enterprises Intl. Inc. (international shipping and trading)	1993	145,000 [9]
DAVID R. WILLIAMSON [7] London, England DIRECTOR	Former Managing Director of David Williamson & Associates (mining analyst and investment banker)	1994	50,000 [10]
PETER R. ACKERMAN Berlin, Germany DIRECTOR	Businessman; practicing attorney in Berlin, Germany	2000	3,163,500[11]
DONALD P. HAGUE North Vancouver, B.C. DIRECTOR/Vice President Engineering	Professional Engineer; employee of Asia Pacific Resources Ltd.	2000	5,000 [12]

1. Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at January 31, 2002, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such Common Shares are held directly. Does not include options to purchase Common Shares.
2. Effective January 29, 2002, Mr. Connochie's role as Chairman was terminated. No one has been appointed to replace Mr. Connochie as Chairman as of the date of this Prospectus.
3. Member of the Compensation Committee established on March 22, 2001.
4. Robert Connochie currently holds exercisable options to purchase 452,000 Common Shares.
5. Mr. Wong currently holds exercisable options to purchase 119,000 Common Shares.
6. Mr. Darch also owns 50% of Crew Holdings Ltd. which owns 4,742,375 Common Shares. John Darch currently holds exercisable options to purchase 2,119,000 Common Shares.
7. Member of the Audit Committee.
8. Peter D. Barnes currently holds exercisable options to purchase 526,000 Common Shares.
9. Wayne Fallis currently holds exercisable options to purchase 278,000 Common Shares.
10. David Williamson currently holds exercisable options to purchase 248,000 Common Shares.
11. Common Shares are held by an investment group of which he is a member.
12. Donald Hague currently holds exercisable options to purchase 218,000 Common Shares.

The Support Agreements provide that new directors will be appointed, consisting of three nominees as representatives of Olympus and one nominee as representative of management. Olympus expects that two of the directors nominated by it will be Edan Lee and Daniel Mintz. Information regarding these two proposed directors is provided below. The Company is not aware at the present time of who the remaining nominees will be.

Name, Municipality of Residence and Position	Principal Occupation or Employment and, If Not a Previously Elected Director, Occupation During the Past 5 Years	Previous Service as a Director of Asia Pacific	Number of Common Shares Beneficially Owned or, Directly or Indirectly, Controlled [1]
Edan K. Lee Repulse Bay, Hong Kong	Managing Director of Olympus Capital Holdings Asia	None	None [2]
Daniel R. Mintz New York City, New York	Managing Director of Olympus Capital Holdings Asia	None	None [2]

(1) Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at

January 31, 2002, based upon information furnished to the Company by the individuals named above.

(2) Olympus is a limited partnership organized under the laws of the Cayman Islands. Olympus Capital is the general partner of and controls Olympus. Olympus will own between 43.3% and 59.2% on completion of the Debenture Conversion, depending on the number of Rights subscribed . See "Principal Shareholders".

Olympus Capital has provided the following background information respecting Mr. Lee and Mr. Mintz:

Edan Lee is a Managing Director of Olympus Capital Holdings Asia, responsible for equity investments made throughout the region. Prior to joining Olympus Capital, Mr. Lee was Project Director for AES China Generating Co., where he developed large-scale infrastructure projects in mainland China and secured limited recourse debt financings for them. Previously, he was a management consultant with McKinsey & Co. in the United States and Australia. Mr. Lee holds an MBA from the Stanford Graduate School of Business and undergraduate degrees from Rice University.

Daniel R. Mintz is a Managing Director at Olympus Capital and has more than 15 years of experience in private equity investments as well as mergers and acquisitions in Asia and the United States. He was formerly head of Asia for Morgan Stanley Capital Partners, the private equity arm of Morgan Stanley, now Morgan Stanley Dean Witter. Mr. Mintz was a member of the worldwide Investment Committee of MSCP, which managed over $4 billion of private equity capital, where he served as a director on a number of boards of portfolio companies in the U.S. and Asia. Mr. Mintz holds an MBA from the Stanford Graduate School of Business Administration and an AB degree magna cum laude from Brown University.

Corporate Cease Trade Orders or Bankruptcies

No Director, officer or promoter of the Company is or, within the ten years prior to the date of this Prospectus, has been a Director, officer or promoter of any other company that, while that person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the company access to any statutory exemptions for a period of more than 30 consecutive days, or was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Penalties or Sanctions

No Director, officer or promoter of the Company has, within the ten years prior to the date of this Prospectus, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion, formation or management of a publicly traded company, or involving fraud or theft.

Individual Bankruptcies

No Director, officer or promoter of the Company has, within the ten years prior to the date of this Prospectus, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Conflicts of Interest

Certain of Asia Pacific's directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which Asia Pacific may participate, the directors of Asia Pacific may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of Asia Pacific's directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. Under the applicable laws, the directors of Asia Pacific are required to act honestly, in good faith and in the best interests of Asia Pacific. In determining whether or not Asia Pacific will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which Asia Pacific may be exposed and its financial position at that time.

EXECUTIVE COMPENSATION

The following table (presented in accordance with the rules ("**the Rules**") made under the *Securities Act* (British Columbia) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed fiscal years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer as at February 28, 2001 and the other four most highly compensated executive officers of the Company as at February 28, 2001 whose individual total compensation for the most recently completed fiscal year exceeded $100,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed fiscal year (collectively "**the Named Executive Officers**").

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name And Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Option/ SARs granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All other Compensa -tion ($)
Gerald D. Wright(1) (2) (3) C.E.O./Co-Chairman	2001 2000 1999	120,000 - -	- 22,406 19,096	199,679 (2) 307,997 (2) 278,200 (3)	2,119,000 2,119,000 1,969,000	- - -	- - -	- - -
Robert G. Connochie(1) President	2001 2000 1999	- - -	- - -	240,722 198,766 258,232	452,000 452,000 432,000	- - -	- - -	- - -
John M. Darch (3)(4) Co-Chairman	2001 2000 1999	- - -	12,570 22,406 19,096	359,103 448,361 278,200(2)	2,119,000 2,119,000 1,969,000	- - -	- - -	- - -

Keith Crosby[5] V.P. Exploration and Development of APPC, the Company's subsidiary	2001 2000	124,364 120,000	6,180 6,000	- -	155,000 155,000	- -	- -	- -
Donald P. Hague (6) Vice President Engineering	2001	88,428	4,410	30,000	218,000	-	-	-

1 Gerald D. Wright was appointed Chief Executive Officer on August 28, 1998 and resigned on March 22, 2001 as Chief Executive Officer and Co-Chairman. Gerald D. Wright received a severance settlement of approximately $900,000 payable on a monthly basis between April 2001 and May 2003. The entire severance was recorded in the first quarter of fiscal year ending February 28, 2002. On March 22, 2001, Robert G. Connochie was appointed the Company's Chief Executive Officer and Chairman of the Board. Effective January 29, 2002, Mr. Connochie's role as Chairman was terminated.

2 In addition for fiscal year ended February 28, 2001 and fiscal year ended February 29, 2000, $130,896 and $140,364 were paid, respectively, to a private Thai company for management services rendered to the Company's subsidiary, Asia Pacific Potash Corporation Ltd. Gerald Wright holds a minority interest in the Thai private company.

3 In addition, $279,000 for the 1999 fiscal year was paid to a private Thai company for management services rendered to the Company's subsidiary, Asia Pacific Potash Corporation Ltd. Gerald Wright and John Darch each, individually and in the aggregate, held a minority interest in the Thai private company.

4 John M. Darch resigned as Co-Chairman on October 31, 2000.

5 Keith Crosby was appointed as V.P. of Exploration and Development for Asia Pacific Potash Corporation Ltd. on February 24, 2000.

6 Donald P. Hague was appointed as V.P. of Engineering on March 1, 2000.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid.

Option/Stock Appreciation Rights ("SAR") Grants During the Most Recently Completed Financial Year

The Company did not grant stock options under a Stock Option Plan or otherwise during the most recently completed financial year to the Named Executive Officers.

Aggregated Options/SAR Exercises in Last Financial Year and Financial Year-End Option/SAR Values

The Named Executive Officers did not exercise any options in respect of the Company's Shares during the most recently completed financial year.

Option Repricings

The Company did not reprice any options or amend the terms of any option grants during the most recently completed financial year.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit or actuarial plan.

Termination of Employment, Changes in Responsibility and Employment Contracts

As at the fiscal year ended February 28, 2001, the Company had employment contracts through management services companies with the Named Executive Officers.

John Darch ceased to be a Named Executive Officer effective January 31, 2001. In September 2001, the Company agreed to retroactively pay Mr. Darch a monthly fee of 300,000 Baht ($10,500) from February 1, 2001 to September 30, 2001. A consulting contract with a private company controlled by Mr. Darch for the provision of services to the Company's subsidiary at a rate of 300,000 Baht (approx. $10,500) per month effective October 1, 2001 was terminated effective on January 10, 2002 however the board of directors of the Company has passed a resolution to reinstate the contract. Gerald Wright ceased to be a Named Executive Officer on March 22, 2001. The Company negotiated a termination agreement with Gerald Wright that entitles him to receive a termination package worth approximately $900,000, payable on a monthly basis from April 2001 to May 2003.

Effective March 1, 1998, the Company included clauses in the contracts with its executive officers providing for compensation in the event of the involuntary termination of employment (other than for cause) or in the event of the resignation or retirement for good reason (change in duties, responsibilities or status, or decrease in salaries or benefits) of the executive officer following a change in control of the Company.

Under the terms of these clauses, Robert G. Connochie is entitled to receive cash compensation equal to eighteen times his monthly minimum contract amount if he is terminated without cause or resigns or retires for good reason within 15 months of a change of control, and receive cash compensation equal to twelve times his monthly minimum contract amount if he is terminated without cause or resigns or retires for good reason more than 15 months but within 18 months of a change of control.

Effective March 1, 2000, the Company included clauses in the contract with Donald Hague, V.P. Engineering, that entitles him to receive cash compensation equal to one month of salary for each year of service, with a minimum compensation amount of six months of salary, if he is terminated without just cause. Within 24 months of a change of control, Donald Hague is entitled to receive a cash compensation equal to 18 times his monthly salary and other compensation payable by the Company and its subsidiaries if he is terminated without cause or resigns with good reason.

There will be a change of control on conversion of the Convertible Debentures. The Company could incur a liability of up to approximately $482,000 if there are changes to management within 15 to 24 months following a change of control.

Directors' Compensation

An annual fee of $10,000 for services as a Director is normally paid to each Director of the Company. No additional fees are paid for meeting attended. The annual fee for the fiscal year ended February 28, 2001 was deferred by the Board and subsequently paid in July 2001.

Stock Options

The Company presently does not have a formalized stock option plan for the granting of incentive stock options to its executive officers, employees or Directors. Grants are made to executive officers, employees or Directors on the basis of the number of options currently held, position, overall individual performance, anticipated contribution to the Company's future success and the individual's ability to influence corporate and business performance. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the executive officers, Directors and employees of the Company and to closely align the personal interests of such persons to the interests of the shareholders.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There is no indebtedness of any Director, executive officer, senior officer or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year, except as follows:

At the end of the fiscal year ended February 28, 2001, $291,798 was owed to the Company by two Directors. These funds were received by the Company in June 2001.

PLAN OF DISTRIBUTION

Rights and Units

The Company hereby issues to Shareholders of record at the close of business on the Record Date, February 20, 2002, one (1) Right for each Share so held. The Rights will be evidenced by a fully transferable Rights Certificate registered in the name of each Shareholder entitled thereto and setting out the total number of Rights to which such Shareholder is entitled. Each Right will entitle the holder to subscribe for one (1) Unit at the **Rights Exercise Price** on the terms and conditions described in this Prospectus. Each Unit will consist of two and one-half (2½) Shares and one (1) Warrant. Only subscriptions for whole Units will be accepted. No fractional Shares will be issued on the exercise of any Right nor will cash in lieu thereof be paid. In the event an odd number of Rights is exercised by a holder, the fractional Share will be rounded down to the next lowest whole number of Shares issueable on exercise of said Rights. Holders of Rights Certificates who exercise their Rights in full are also entitled to subscribe for Additional Units. See "Additional Subscription Privilege". No minimum level of exercise of Rights is required. Except as otherwise stated in this Prospectus, a Right does not entitle the holder thereof to any rights whatsoever as a shareholder of the Company. Each Warrant will entitle the holder thereof to subscribe for two and one-half (2½) additional Shares at the Warrant Exercise Price. Certificates representing the Warrants will be issued to the holder upon the exercise of the corresponding number of Rights.

Rights Certificates

A Rights Certificate and a copy of this Prospectus will be mailed to each registered holder of Shares of record as of the close of business on the Record Date who is resident in a Qualifying Jurisdiction. Rights Certificates of Shareholders resident outside of a Qualifying Jurisdiction (the "**Non-Qualifying Shareholders**") will be delivered to, and held and dealt with by, the Subscription Agent on behalf of the Non-Qualifying Shareholders. See "Certain Shareholders Resident Outside the Qualifying Jurisdictions".

Expiry Time

The Rights will expire at 4:00 p.m. (Vancouver time) on April 1, 2002 (the "**Rights Expiry Time**"). **RIGHTS NOT EXERCISED AT OR PRIOR TO THE RIGHTS EXPIRY TIME WILL BE VOID AND OF NO VALUE. The Warrants will expire at 4:00 p.m. (Vancouver time) on April 1, 2003 (the "Warrant Expiry Time"). WARRANTS NOT EXERCISED AT OR PRIOR TO THE WARRANT EXPIRY TIME WILL BE VOID AND OF NO VALUE.**

Additional Subscription Privilege

A holder of Rights who wishes to exercise all of such holder's Rights (by subscribing for all of the Units to which such Rights entitle such holder) may subscribe for Additional Units at the Rights Exercise Price (the "**Additional Subscription Privilege**"). The Additional Units will be allotted from the Units, if any, not subscribed and paid for pursuant to the exercise of Rights prior to the Rights Expiry Time. In the event there is not a sufficient number of Additional Units available to satisfy all requests made pursuant to the Additional Subscription Privilege, the Additional Units will be allotted on a *pro rata* basis to each holder exercising the Additional Subscription Privilege. See "How to Use the Rights Certificate - Additional Subscription Privilege".

U.S. Shareholders

The Rights offered hereby are exempt from registration under the U.S. Securities Act and all state securities laws, except in California where the Rights will be registered. The Shares and Warrants underlying the Rights and the Warrant Shares issuable upon exercise of the Warrants will be registered under the U.S. Securities Act and will be exempt from registration, or registered as required, under all state securities laws. The Rights, Shares, Warrants and Warrant Shares will be fully transferable and freely tradeable under U.S. federal and state securities laws except in California where certain transfer restrictions will apply (see below). Right Certificates will be forwarded to, and subscriptions accepted from, residents with a registered address in the United States of America, its territories and possessions.

The Rights, Shares, Warrants and Warrant Shares held by Shareholders residing in California will be subject to transfer restrictions imposed by Rules 260.141.10 and 260.141.11 promulgated under the California Corporate Securities Law of 1968, as amended. Each California Shareholder will receive a copy of these rules and each certificate representing securities transferred to a California resident will bear a restrictive legend in substantially the following form:

"It is unlawful to consummate a sale or transfer of this security, or any interest therein, or to receive any consideration therefor, without the prior written consent of the Commissioner of Corporations of the State of California, except as permitted in the Commissioner's rules."

Certain Shareholders Resident Outside the Qualifying Jurisdictions

Shareholders who are residents of jurisdictions other than the Qualifying Jurisdictions (the "**Non-Qualifying Shareholders**") will not be sent Rights Certificates. Instead, Non-Qualifying Shareholders will be sent a letter advising them that their Rights Certificates will be delivered to, held and dealt with by, the Subscription Agent for and on behalf of all Non-Qualifying Shareholders.

At or before the Rights Expiry Time, the Subscription Agent will attempt to sell the Rights evidenced by the Rights Certificates held by the Subscription Agent for and on behalf of Non-Qualifying Shareholders on the market on a reasonable efforts basis, on such date or dates and at such price or prices as the

Subscription Agent determines in its sole discretion. Instructions as to the sale, transfer or exercise of such Rights will not be accepted from the Non-Qualifying Shareholders. The Subscription Agent's ability to sell such Rights, and the price obtained for such Rights, will be dependent upon market conditions. The Subscription Agent will not be subject to any liability for failure to sell any of such Rights at a particular price or at all. The Subscription Agent will divide the net proceeds from the sale of such Rights (after deducting the brokerage commissions and any applicable withholding taxes, as instructed by the Company) *pro rata* among the Non-Qualifying Shareholders. The Subscription Agent will mail cheques to the Non-Qualifying shareholders at their addresses appearing on the records of the Company as soon as practicable after the Rights Expiry Time. There is a risk that the proceeds received from the sale of the Rights will not exceed any applicable brokerage commissions and withholding taxes. In such event, no cheques will be mailed to the Non-Qualifying Shareholders. Any interest earned with respect to the funds held in connection with the Additional Subscription Privilege will be for the benefit of the Company.

A Non-Qualifying Shareholder who holds Rights on behalf of a person who is a resident of a Qualifying Jurisdiction must notify the Subscription Agent, in writing, on or before the seventh (7th) day prior to the Rights Expiry Time, if such person wishes to participate in the Rights Offering. Otherwise, the Subscription Agent will attempt to sell such Rights as described above. **Accordingly, the Subscription Agent will not commence to attempt to sell Rights on behalf of Non-Qualifying Shareholders until after the seventh (7th) day prior to the Rights Expiry Time.**

Listing of Rights on The Toronto Stock Exchange

The TSE has approved the listing of the Common Shares issuable on the exercise of the Rights and issuable on exercise of the Warrants. However, the Warrants will not be listed or posted for trading on the TSE. Rights may be bought or sold through any registered investment dealer or broker who is a member of the TSE. Trading in the Rights on the TSE will terminate at 12:00 p.m. (Toronto time) on April 1, 2002. Payment of any service charge, commission or other fee payable in connection with the exercise or any trade of the Rights (other than any fee for services to be performed by the Subscription Agent – see "Subscription Agent and Subscription Office") shall be the responsibility of the Rights holder and not the Company or the Subscription Agent.

The Company has not retained a managing dealer or a soliciting dealer group for the purpose of soliciting subscriptions for the exercise of Rights, and no fees of any kind will be paid for the solicitation of the exercise of Rights.

Registration and Delivery of Share Certificates

The Shares comprising the Units purchased through the exercise of Rights, including under the Additional Units and Shares issued upon exercise of the Warrants will be registered in the name of the person to whom the Rights or Warrants were issued or such person's transferee, if any, indicated on the appropriate form on the Rights Certificate or Warrant Certificate. Certificates for Shares will be delivered as soon as practicable by mail to the address appearing in the records of the Company with respect to the person to whom the Rights Certificate or Warrant Certificate was issued or to the address of the transferee, if any, indicated on the appropriate form on the Rights Certificate or Warrant Certificate. In the case of Additional Units issued under the Additional Subscription Privilege, a separate certificate for the Shares comprising such Units so issued will be mailed to the subscriber as soon as practicable after the Rights Expiry Time.

Subscription Agent and Subscription Office

Pacific Corporate Trust Company has been appointed as the Subscription Agent by the Company to perform services relating to the exercise of Rights, including receiving subscriptions and payments from Shareholders at or before the Rights Expiry Time and issuing certificates for Shares and Warrants subscribed for and acting as agent for Non-Qualifying Shareholders as described under "Certain Shareholders Resident Outside the Qualifying Jurisdictions". The Subscription Offices are located at 625 Howe Street, 10th Floor, Vancouver, British Columbia V6C 3B8 and 66 Wellington Street West, Toronto, Ontario, M5K 1J3. The Subscription Agent will hold all subscription payments for Units received up to the Rights Expiry Time until it forwards certificates representing the Shares and Warrants subscribed for and releases the subscription funds to the Company. In accordance with the terms of an agreement between the Subscription Agent and the Company, the Company will pay the Subscription Agent a fee for the services described above.

Offering Commitments

Under the Crew Support Agreement, the Company obtained the Crew Exercise Commitment from its principal shareholder Crew to exercise the Rights it will receive pursuant to the Offering in the amount of approximately $4,000,000 and the Crew Additional Subscription to subscribe for further Units in the approximate amount of $1,000,000, for an aggregate of up to $5,000,000.

Under the Olympus Support Agreement, the Company also received the Olympus Stand-by Commitment from Olympus to subscribe for up to $5,000,000 of the Units offered hereunder and not otherwise subscribed for by other shareholders pursuant to the Additional Subscription Privilege.

The Crew Exercise Commitment and the Olympus Stand-by Commitment will be reduced if subscriptions for the Offering exceeding $20,000,000 (excluding the Offering Commitments) are received. In such event, the Crew Exercise Commitment and the Olympus Stand-by Commitment will be reduced proportionate to the amount outstanding of their said Commitment. Crew and Olympus may satisfy their respective obligations to pay for Units acquired pursuant to their Offering Commitments by setting off, on a pro rata basis against the Subscription Price of such Units, the Company's obligation to repay the Interim Financing. See "Interim Financing" and "Use of Proceeds".

The Support Agreements also provide that Crew and John Darch, a director of the Company and a shareholder, officer and director of Crew, will not subscribe to more than $5,000,000 in Rights through the Crew Commitments unless Olympus has received the opportunity to subscribe for a minimum of $5,000,000 in Rights by way of the Olympus Stand-by Commitment. Olympus, Crew and the Company have entered into a form of agreement dated for reference February 4, 2002 (the "**Standby Agreement**") to formalize the arrangements under the Support Agreements.

Neither Crew nor Olympus will receive any compensation or fee, directly or indirectly, from the Company for performing their respective obligations under the Offering Commitments. Neither Crew nor Olympus has provided the Company with any undertaking regarding the exercise of Warrants they will acquire pursuant to the Offering.

Crew is a British Columbia company which is listed on The Toronto Stock Exchange, the Oslo Stock Exchange, Pacific Exchange and Frankfurt Stock Exchange. Crew has mining operations in Norway, Greenland, the Phillipines and South Africa. Certain of Crew's directors and officers are directors of Asia Pacific, namely John Darch, Peter Barnes, Wayne Fallis and David Williamson. Crew holds approximately 13.3% of the issued Common Shares of the Company as at the date of this Prospectus.

Olympus has agreed to cause the Debentures to be converted to shares of the Company, as to all principal, accrued interest and premium outstanding to the date of conversion. See "Principal Shareholders" and "Convertible Debentures".

HOW TO USE THE RIGHTS CERTIFICATE

General

By completing and signing the appropriate form(s) on the Rights Certificate in accordance with the instructions outlined below and on the Rights Certificate, a Rights Certificate holder may:

(a) subscribe for Units (Form 1);

(b) subscribe for Additional Units (Form 2);

(c) assign Rights or sell Rights otherwise than through the Subscription Agent (Form 3); or

(d) divide the Rights Certificate (Form 4).

Exercise of Rights

Each Right will entitle the holder to purchase one Unit at a price of C$0.50 per Unit (the "**Rights Exercise Price**"). Fractional Shares will not be issued nor will any cash in lieu thereof be paid. A holder of Rights resident in one of the Qualifying Jurisdictions may subscribe for all or any lesser number of whole Units for which the Rights Certificate entitles such holder to subscribe by completing and signing Form 1 on the Rights Certificate and delivering the Rights Certificate and full payment of the Rights Exercise Price for the Units subscribed for to the Subscription Agent at the Subscription Office. The Rights Exercise Price shall only be payable in Canadian funds by certified cheque, bank draft or money order to the attention of the Subscription Agent. The requisite payment together with the duly completed Rights Certificate must be received by the Subscription Agent at or prior to the Rights Expiry Time, failing which, and regardless of the reason for such failure, the Rights Certificate will be void and without value.

Additional Subscription Privilege

A holder of Rights who subscribes for all of the Units to which such holder is entitled may, at the same time, subscribe for Additional Units at the Rights Exercise Price. To properly exercise this privilege, the holder of Rights must fully complete Form 1 as well as Form 2 on the Rights Certificate, specifying therein the number of Additional Units desired, and deliver the Rights Certificate and full payment of the Rights Exercise Price for each Additional Unit subscribed for to the Subscription Agent at the Subscription Office at or prior to the Rights Expiry Time. The Rights Exercise Price for Additional Units shall be payable only in Canadian funds by certified cheque, bank draft or money order to the attention of the Subscription Agent. Such funds will be placed by the Subscription Agent in a segregated account, pending allocation of the Additional Units in the manner contemplated herein, and funds received from any holder in excess of the Rights Exercise Price corresponding to the Additional Units allocated to such holder will be returned by mail to such holder without interest or deduction. Any interest earned with respect to funds held by the Subscription Agent in connection with the Additional Subscription Privilege will be solely for the benefit of the Company.

The Units available for subscription to holders under the Additional Subscription Privilege will only be those Units, if any, that have not been subscribed for by the holders of Rights Certificates at or prior to the Rights Expiry Time. If the aggregate number of Additional Units subscribed for by holders of Rights

Certificates who complete Form 2 exceeds the number of Additional Units available, the number of Units allocated to each holder will be the lesser of:

(a) the number of Units subscribed for by such holder under the Additional Subscription Privilege; and

(b) subject to the following sentence, the product (disregarding fractions) obtained by multiplying the aggregate number of Additional Units available by a fraction of which the numerator is the number of Units subscribed for by that holder pursuant to the initial subscription in Form 1 and the denominator is the aggregate number of Units subscribed for pursuant to the initial subscription in Form 1 by all holders who complete Form 2.

If any holder of Rights has subscribed for fewer Additional Units than his, her or its *pro rata* share under (ii) above, the excess Additional Units will be allotted in a similar manner among the participants who were allotted fewer Additional Units than they subscribed for.

If, as a result of the application of the foregoing formula, a subscriber in the Additional Subscription Privilege is allotted fewer Units than the number specified in his, her or its Form 2, the Subscription Agent, when mailing the share certificates and warrant certificates evidencing such Units issued to the subscriber, will refund, without interest or deduction, the excess portion of the total Rights Exercise Price paid by the subscriber. Any interest earned with respect to the funds held in connection with the Additional Subscription Privilege will be for the benefit of the Company.

Sale and Transfer of Rights

A holder of Rights may sell, instead of exercising, such holder's Rights by completing and signing Form 3 on the Rights Certificate and delivering the Rights Certificate to the purchaser (transferee). If a Rights Certificate is transferred in blank, the Company and the Subscription Agent may thereafter treat the holder as the absolute owner of such Rights Certificate for all purposes and neither the Company nor the Subscription Agent will be affected by notice to the contrary.

The signature of the transferring Rights Certificate holder on Form 3 must be guaranteed by a Canadian chartered bank or trust company or by a member firm of the TSE, or otherwise to the satisfaction of the Subscription Agent.

The transferee may exercise all of the Rights of a Rights Certificate holder without obtaining a new Rights Certificate by following the procedure described under the heading "*Exercise of Rights*", provided that the Subscription Agent will not accept a subscription from any transferee who appears to the Subscription Agent to be, or who the Subscription Agent has reason to believe is, a resident of any jurisdiction other than a Qualifying Jurisdiction, in which case such Rights Certificate will be dealt with in the manner described under the heading "*Certain Shareholders Resident Outside the Qualifying Jurisdictions*".

Division of Rights

Rights Certificates are divisible by their holders by delivery to the Subscription Agent of the Rights Certificate with a request that such Rights Certificate be divided into two or more Rights Certificates. The Subscription Agent will then issue new Rights Certificates in such denominations (totalling the same number of Rights as evidenced by the original Rights Certificate being divided) as requested by such holder. Rights Certificates must be surrendered for division no less than four (4) business days prior to the Rights Expiry Time to permit the new Rights Certificates to be issued and used by the Rights holders.

Signatures

The signature on any form on the Rights Certificate must correspond exactly with the name of the holder shown on the face of the Rights Certificate (unless the Rights Certificate has been transferred in blank, in which case the Company and the Subscription Agent may treat the holder as the absolute owner of such Rights for all purposes and neither the Company nor the Subscription Agent shall be affected by notice to the contrary). If a form is signed by a trustee, executor, administrator, officer of a corporation or any person acting in a fiduciary or representative capacity, the Rights Certificate must be accompanied by evidence of authority to so sign satisfactory to the Subscription Agent.

Unexercised Rights

If a holder of Rights fails to surrender such holder's Rights Certificate(s) to the Subscription Agent at or prior to the Rights Expiry Time, surrenders the Rights Certificate(s) but fails to complete Form 1 on the Rights Certificate(s), or fails to make full payment of the Rights Exercise Price in respect of any Units for which such holder wishes to exercise the Rights Certificate(s), such holder will be deemed not to have exercised the Rights represented by such Rights Certificate(s) (or such portion thereof in respect of which such holder has failed to make payment), and such Rights will be void and of no value.

In addition, the holder of a Rights Certificate who exercises some but not all of the Rights and who does not request the Subscription Agent to return a Rights Certificate representing his, her or its residual Rights which he, she or it may then sell or transfer, such holder shall be deemed to have elected to waive the unexercised balance of such Rights and such remaining Rights will be void and of no value.

Reservation of Shares

The Company will at all times reserve sufficient of its unissued Shares to permit the exercise of the Rights and the Warrants issued upon exercise of the Rights.

DESCRIPTION OF WARRANTS

The Warrants will be issued pursuant to an indenture (the "**Warrant Indenture**") to be dated as of the Record Date and made between the Company and Pacific Corporate Trust Company (the "**Warrant Trustee**"). The following is a summary of the material provisions of the Warrants and is subject to the detailed provisions of the Warrant Indenture.

Purchase of Shares and Exercise of Warrants

Each Warrant will entitle the holder, on payment of the price of $1.00 per Warrant (the "**Warrant Exercise Price**") on or before the Warrant Expiry Time, to receive two and one half (2½) additional Shares (being the equivalent of $0.40 per Common Share) on delivery to the Warrant Trustee of a duly completed and signed Warrant Exercise Notice and payment by certified cheque, bank draft or money order of the total Warrant Exercise Price of $1.00 per Warrant to the attention of the Warrant Trustee at its principal office. The Warrants will expire at 4:00 p.m. (Vancouver time) on April 1, 2003, the Warrant Expiry Time.

Transferability of Warrants

Subject to compliance with the provisions of the Warrant Indenture and applicable securities legislation, the Warrants will be fully transferable.

Warrant Trustee

The Warrants will be issued in registered form pursuant to the Warrant Indenture. The Company has designated Pacific Corporate Trust Company as Warrant Trustee at its principal office at 625 Howe Street, 10th Floor, Vancouver, British Columbia, V6C 3B8 where the Warrants may be surrendered for exercise, exchange or replacement.

Adjustment of Exercise Price and Subscription Rights

The Warrant Indenture will provide for the adjustment of the Warrant Exercise Price and/or the number of Shares issuable on the exercise of the Warrants, on the occurrence of certain events, including:

(c) the subdivision or consolidation of the Shares;

(d) the distribution of Shares to all or substantially all of the Shareholders by way of a stock dividend or other distribution, other than "dividends paid in the ordinary course" (as defined in the Warrant Indenture);

(e) the issue of rights, options or warrants to all or substantially all of the Shareholders entitling them, within a period expiring not more than forty-five days after the date of issue thereof, to acquire Shares (or securities convertible into Shares) at less than 95% of the then "current market price" (as defined in the Warrant Indenture) of the Shares; and

(f) the distribution to all or substantially all of the Shareholders of securities other than Shares or rights, options or warrants (other than those described in (c) above), or of property or other assets (including evidences of indebtedness) but excluding "dividends paid in the ordinary course".

The Warrant Indenture will also provide for an adjustment in the class and/or number of securities issuable upon the exercise of the Warrants and/or exercise price per security (subject to certain exceptions as provided in the Warrant Indenture) if there is (i) a reclassification of the Shares, (ii) an amalgamation, merger or arrangement of the Company with another entity, or (iii) a transfer of all or substantially all of the Company's assets.

The Company will also covenant in the Warrant Indenture that, during the period in which the Warrants are exercisable, it will give the public notice of at least fourteen (14) days prior to the record date or effective date, as the case may by, of certain stated events.

No adjustment in the Warrant Exercise Price or the number of Shares issuable upon the exercise of Warrants is required to be made (a) unless the cumulative effect of such adjustment or adjustments would change the Warrant Exercise Price by at least 1% or the number of Shares issuable upon the exercise by at least one-tenth of 1%, or (b) if the holders of Warrants are entitled, subject to regulatory approval, to participate in any event described above as though they had increased their Warrants prior to the concurrence of such event (other than in the case of a subdivision or consolidation of Shares).

Right to Purchase

Under the Warrant Indenture, the Company will have the right to purchase on the open market, by private agreement or otherwise, all or part of the Warrants then outstanding.

No Fractional Shares

No fractional Shares will be issued on the exercise of any Warrant nor will cash in lieu thereof be paid. In the event that an odd number of warrants is exercised by a holder, the fractional Shares will be rounded down to the next lowest whole number of common shares issuable on exercise of the Warrants.

Warrantholders Not Shareholders

Holders of Warrants have no voting rights, pre-emptive rights or any other rights as a shareholder of the Company.

PARTICIPATION BY DIRECTORS AND SENIOR OFFICERS

Of the 60,093,341 Common Shares outstanding as of the date of this Prospectus, directors and senior officers of the Company hold directly and indirectly 5,077,500 Common Shares (8.5%). Following conversion of the Debentures, if the maximum 320,456,390 common shares of the Company are issued, directors and senior officers of the Company will then hold directly and indirectly 1.3% of the outstanding shares of the Company. In addition, a director has a 50% interest in Crew Holdings Ltd. which holds 4,742,375 Common Shares. The Company has been advised that the directors and senior officers intend to exercise approximately 1,104,350 Rights to purchase Units representing approximately 22% of the Rights to which they are entitled.

CANADIAN FEDERAL INCOME TAX CONSIDERATION

In the opinion of Thorsteinssons, special tax counsel for the Company, the following, as of this date, is a fair and adequate summary of the principal federal income tax consequences arising under the *Income Tax Act* (Canada) (the "**Act**") to a holder of Rights or a holder of shares of the Company which are acquired upon the exercise of the Rights. This summary is restricted in application to shareholders of the Company who are residents of Canada for purposes of the Act, who hold the Rights and any shares of the Company as capital property and who deal at arm's length with the Company.

This summary is based upon the current provisions of the Act, the Regulations thereunder and any proposals for amendments to Act and the Regulations which have been publicly announced by the Minister of Finance prior to the date hereof. It also takes into account counsel's understanding of the current administrative and assessing policies of Canada Customs and Revenue Agency. This summary does not take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the federal income tax considerations discussed herein.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any particular holder of Rights or shares. Each shareholder of the Company and any prospective shareholders should therefore consult with their own tax advisors with respect to the income tax consequences associated with their participation in this Offering.

Issue, Disposition and Expiry of Rights

A shareholder of the Company to whom Rights are issued will not be required to include any amount in respect of such Rights when computing his income for the purposes of the Act.

Rights issued to a shareholder of the Company will have an adjusted cost base of nil.

If Rights issued to a shareholder of the Company are sold or otherwise disposed of by, or on behalf of, that shareholder rather than being exercised, the net proceeds realized will be a capital gain to such shareholder. In these circumstances, a taxable capital gain equal to one-half of the amount of the capital gain realized must be included by the shareholder when computing his income under the Act for the year in which the disposition occurred.
Where Rights that are issued to a shareholder are allowed to expire, no tax consequences arise.

Exercise of Rights

No gain or loss will be realized by a holder of a Right upon the exercise thereof. The cost of the Unit, consisting of two and one-half Common Shares and one Warrant, acquired on the exercise of a Right will be equal to the Subscription Price of the Unit.

Allocation of Purchase Price

The Company and the purchasers of Units will be required to allocate the purchase price of a Unit between the two and one-half Common Shares and the Warrant in order to determine their respective costs for the purposes of the Act. This allocation must be made on a reasonable basis and it is the administrative policy of Canada Customs and Revenue Agency that the allocation made by the Company and the purchaser must be the same. The Company will allocate $0.199 to each Common Share in a Unit and $0.001 to each Warrant and this allocation is considered by the Company to be reasonable. Such allocation will, however, not be binding on Canada Customs and Revenue Agency.

Disposition or Expiry of Warrant

A Warrantholder who disposes of a Warrant will generally realize a capital gain (capital loss) upon disposition to the extent that the proceeds of disposition of the Warrant exceed (are less than) the aggregate of the adjusted cost base of such Warrant and any costs of disposition. Upon the expiry of an unexercised Warrant, the Warrantholder will generally realize a capital loss equal to the adjusted cost base of such Warrant. One-half of the amount of any capital gain (capital los) realized upon the disposition or expiry of a Warrant must be included by the Warrantholder when computing his income for the purposes of the Act for the year in which the disposition or expiry occurs.

Exercise of Warrants

No gain or loss will be realized by a Warrantholder upon the exercise of a Warrant. When a Warrant is exercised, the Warrantholder's cost of the Common Share acquired thereby will be the aggregate of the adjusted cost base of the Warrant and the exercise price paid for the Common Share.

Adjusted Cost Base of Shares

The adjusted cost base of each Common Share held by a shareholder of the Company at any particular time including Common Shares issued to him as a result of the exercise of Rights or Warrants, will be the average adjusted cost base to him of all Common Shares of the Company owned by him at that time.

Disposition of Shares

The disposition or deemed disposition of Common Shares of the Company will give rise to a capital gain or capital loss, as the case may be, in the amount by which the proceeds of disposition of such Common Shares exceed or are exceeded by the adjusted cost base of such Common Shares and the reasonable costs associated with such disposition. One-half of the amount of any capital gain (capital loss) realized must be included by the shareholder when computing his income for the year of disposition.

Deductibility of Interest

Generally, interest expense incurred by a person on funds borrowed to subscribe for Common Shares on the exercise of Rights or Warrants will be deductible in computing the income or loss for tax purposes of that person for the taxation year when such interest expenses incurred provided that the person continues to own the Common Shares or is otherwise using the borrowed funds to earn income from a business or property.

Non-Residents of Canada

The following summary applies to holders who, for purposes of the Act, are not, have not been and will not be or be deemed to be resident in Canada at any time while they held or hold Rights, Warrants or Shares acquired on the exercise of the Rights or Warrants, hold such Rights, Warrants or Shares as capital property and do not use or hold and will not use or hold their Rights, Warrants or Shares acquired on the exercise of the Rights or Warrants in carrying on business in Canada ("**Non-Resident Shareholders**").

Non-Resident Shareholders will not be subject to any Canadian federal income tax in respect of the value of the Rights issued to them pursuant to this Offering.

Non-Resident Shareholders will generally not be subject to tax under the Act in respect of any capital gain realized on the disposition of a Right, Warrant or Share, as the case may be, (including a disposition by the Subscription Agent on behalf of a Non-Resident Shareholder) unless such Right, Warrant or Share is "taxable Canadian property" for purposes of the Act and the Non-Resident Shareholder is not entitled to relief under an applicable international tax treaty between Canada and the Non-Resident Shareholder's country of residence. A Right, Warrant or Share, as the case may be, will be "taxable Canadian property" of a Non-Resident Shareholder if, at any time during the 60-month period ending at the time of the disposition of the Right, Warrant or Share, as the case may be, not less than 25% of the issued shares of any class or series of the Company (including interests in such shares) were owned by the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder did not deal at arm's length, or a combination of the Non-Resident Shareholder and such persons. For purposes of this calculation, a Non-Resident Shareholder or any person not dealing at arm's length with a Non-Resident Shareholder will be considered to own all of the shares that the Non-Resident Shareholder or person has the right to acquire under all Rights and other rights to acquire shares in the capital stock of the Corporation held by such Non-Resident Shareholder or person.

Dividends on Shares received by a Non-Resident Shareholder will be subject to Canadian withholding tax. The withholding tax rate under the Act is 25% of the amount paid or credited to a Non-Resident

Shareholder, subject to the provisions of an applicable tax treaty or other agreement between Canada and the country of residence of the relevant Non-Resident Shareholder.

If withholding tax is payable, the Company is required to deduct the withholding tax from dividends paid to the Non-Resident Shareholders and to remit the amount deducted to the Canadian tax authorities.

RISK FACTORS

The Company's business is subject to risks normally encountered in mineral resource exploration and development. The profitability of the Company's business and the market value of the Company's securities will be related to the success the Company experiences in the development of and the placing into production of the Somboon and Udon Projects in the Udon Thani Potash Concession in Thailand. Mineral exploration and development involve significant risk and while the rewards if an ore body is discovered may be substantial, few properties which are explored are ultimately developed into producing mines. Substantial expenditures will be required to reach a mine construction decision and to place the Property into commercial production. The cost of the mine and processing facilities are estimated at U.S.$545,000,000. Mine sustaining capital has been estimated at U.S.$140,000,000. There can be no assurance that the Company or its subsidiary can finalize a joint venture with industry partners and raise its proportionate share of these costs or that these costs will not increase as a result of factors beyond the control of the Company.

The Company's continuing ability to meet its obligations as they come due, to hold its Property and to undertake development of its Property is dependent upon raising sufficient funds on the Rights Offering, completing the Debenture Conversion and raising additional funds or securing other Project participation as required. The Olympus Standby Commitment is conditional upon performance in full of subscription agreements provided for in the Darch Support Agreement and the Crew Support Agreement.

The Company currently does not have sufficient working capital to retire the Convertible Debentures which mature February 28, 2002 if the Debenture holders do not elect to convert the Convertible Debentures into common shares of the Company. The conversion of the Convertible Debentures is subject to certain conditions including the requirement for Crew to complete the Crew Commitments. See "Debenture Conversion". In the event that these conditions are not fulfilled, and unless these conditions are waived by Olympus, the Company would be in default of the Convertible Debentures after February 28, 2002, insolvent and unable to fund its operations. The Company would in such event likely have to cease operations and file for bankruptcy.

The Company received SPLs from the Department of Mineral Resources of Thailand in June 2001. The SPLs allow the Company to continue holding the necessary rights to the deposits and to proceed to the next stage of securing the Prathanabats. The SPLs require the Company to expend US$240,000 for each of the next two years, of which the Company has expended U.S.$186,000. The Company's ability to comply with these SPLs is dependent upon the Company having sufficient funds.

The Company has no earnings record and is unlikely to receive revenues from its operations for the foreseeable future.

In order to place the potash property in commercial production, the Company must obtain Prathanabats from the Government of Thailand which requires a payment of U.S.$5,000,000. There can be no guarantee that such a license will be obtained. The Concession Agreement provides that all exploration areas under SPLs expire June 4, 2003, unless a positive commercial production decision has been made and applications for Prathanabats has been made. Even if all the Rights are sold and all the Warrants are exercised, the Company would still require other Project participation in order to fund the Somboon Project and there is no assurance that such participation can be negotiated on terms favourable to the Company or at all.

The estimated costs and prices respecting the Somboon Project contained in this Prospectus are based upon 1998 currency exchange rates, costs and prices. While management is not aware at the present time of any facts which would make the estimates contained herein materially adverse to the Company, future conditions could be significantly different. If future currency exchange rates; costs and prices differ significantly from those used to calculate the figures shown in this Prospectus, they could have a materially adverse impact on the feasibility of the Somboon Project and the financial condition of the Company.

The marketability of potash will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, competitive reactions, the proximity and capacity of markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of potash and environmental protection. The exact effect of these factors cannot be accurately predicted. Even if production is achieved, a combination of these factors may result in the Company not receiving an adequate return on invested capital.

Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected formations and other conditions are involved. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material, adverse effect on the Company's financial position.

The current or future operations require permits, licenses or leases from various governmental authorities, and such operations are and will be governed by laws and regulations governing development, mining, production, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities may experience increased costs and delays in production and other schedules as a result of the need to comply with the applicable laws, regulations and permits. There can be no assurance that all permits which the Company may require will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on the Somboon and Udon Projects.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or to be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production or require abandonment or delays in the development of either or both of the Somboon and Udon Projects.

There are a number of large established mining companies with substantial capabilities and greater financial and technical resources than the Company with which the Company will have to compete.

Foreign Investment

As with all types of international business operations, currency fluctuations, exchange controls, restriction on foreign investment, changes to tax regimes or political action could impair the value of the Company's investment, and may adversely affect the Company's financial position and the results of its operations. Thailand is a politically stable, democratic country, although Thailand has a strong military presence. The Company has an excellent relationship with those branches of the Thai Government responsible for mining, exploration and development.

Environmental Regulations

All mining operations in Thailand are required to submit an environmental plan to the government agencies, detailing a company's plans and commitment to the environmental regulations.

Foreign Exchange

The Company is susceptible to future fluctuations in foreign exchange rates, with regard to its potash project in Thailand. The Company may use derivative instruments in order to reduce its exposure to exchange risk. Its operations are predicated on U.S. dollars, however, some capital and operating costs will be incurred in local currency.

Dilution

Shareholders will experience dilution upon the Debenture Conversion by the Debentureholders. If a shareholder does not exercise Rights, the value of the Common Shares already held by such Shareholder will be further diluted as a result of the exercise of Rights by other shareholders.

LEGAL PROCEEDINGS

There are no actual or pending legal proceedings to which the Company is or is likely to be a party, or of which any of its assets are likely to be the subject.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No insider, director or officer or shareholder (who beneficially owns or exercises control or direction over Shares carrying more than 10% of the votes attached thereto), and no associate or affiliate of the foregoing persons, has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company save for the following:

In September 2001, the Company agreed to retroactively pay a non-executive director of the Company a monthly fee of 300,000 Baht ($10,500) from February 1, 2001 to September 30, 2001. The Company also entered into a contract with a private company controlled by the same non-executive director to provide consulting services to the Company at a rate of 300,000 Baht (approx. $10,500) per month effective October 1, 2001. The contract is cancellable by either party with a one-month notice. The entire retroactive payment to August 31, 2001 of $71,800 was recorded during the three months ended August 31, 2001. The contract was terminated effective on January 10, 2002 however the board of directors of the Company has passed a resolution to reinstate the contract.

On March 23, 2001, the President and Chief Executive Officer resigned from the Company and agreed to a termination settlement which will result in total severance payments of approximately $900,000. During the six months ended August 31, 2001, the Company paid $110,000 related to this severance liability. The remaining balance of $790,000 was included in accounts payable and accrued charges at August 31, 2001.

Related party transactions not disclosed elsewhere in these financial statements include consulting and management fees of $958,312 (2000 - $1,018,244; 1999 - $1,017,132) paid to companies controlled by or affiliated to directors.

During the year ended February 28, 1999, the Company acquired a condominium in Thailand from two directors of the Company. During the year ended February 28, 2001, the Company determined that the original developer had not properly registered the condominium's title and as a result the Company's purchase was rescinded. The Company has reversed the transaction and recorded a receivable in the amount of $291,798, being the original purchase cost of the condominium in the amount of 8,600,000 Baht, from the related parties. During the six months ended August 31, 2001, this amount was received by the Company.

AUDITORS, TRANSFER AGENTS AND REGISTRARS

The auditors of the Company are Deloitte & Touche LLP, Chartered Accountants, P.O. Box 49279, Four Bentall Centre, #2100 - 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1P4. Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, acts as the registrar and transfer agent for the Common Shares.

MATERIAL CONTRACTS

The only material contracts, other than contracts entered into in the ordinary course of business, which have been entered into by the Company within the two years preceding the date hereof are:

(a) Trust Indenture dated July 24, 1998 between Asia Pacific Resources Ltd. and Pacific Corporate Trust Company, First Supplemental Indenture dated August 6, 1998, Second Supplemental Indenture dated May 14, 1999, Third Supplemental Indenture dated July 17, 2000 and a Fourth Supplemental Indenture dated October 8, 2001 as referred to under "Convertible Debentures".

(b) Support Agreements dated October 8, 2001, amendments dated December 4, 2001 and January 17, 2002, and the Amending Agreement dated February 5, 2002 as referred to in "Convertible Debentures" and "Offering Commitments".

(c) Settlement Agreement with Gerald Wright referred to under "Termination of Employment Changes in Responsibility and Employment Contracts".

(d) Standby Agreement dated February 4, 2002 with Olympus and Crew referred to under "Plan of Distribution - Offering Commitments".

(e) Warrant Indenture dated February 5, 2002.

Copies of the above agreements may be examined at #615 – 800 West Pender Street, Vancouver, British Columbia during normal business hours at any time prior to the Rights Expiry Date.

OTHER MATERIAL FACTS

There are no other material facts relating to the securities proposed to be offered and not disclosed elsewhere in this Prospectus.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. You should refer to applicable provisions of the securities legislation of your province for the particulars of these rights or consult with a legal advisor.

Auditors' Report and Consolidated Financial Statements

ASIA PACIFIC RESOURCES LTD.

August 31, 2001

Auditors' Report

To the Directors of
Asia Pacific Resources Ltd.

We have audited the consolidated balance sheets of Asia Pacific Resources Ltd. (an exploration stage enterprise) as at February 28, 2001 and February 29, 2000 and the consolidated statements of loss and deficit and of cash flows for each of the years in the three year period ended February 28, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2001 and February 29, 2000 and the results of its operations and its cash flows for each of the years in the three year period ended February 28, 2001 in accordance with Canadian generally accepted accounting principles applied on a consistent basis.

Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
June 29, 2001 (except as at Note 17, which is as of February 5, 2002)

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Consolidated Balance Sheets

August 31, 2001 (Unaudited), February 28, 2001 and February 29, 2000
(Expressed in Canadian dollars)

	August 31, 2001 (Unaudited)	February 28, 2001	February 29, 2000 (as restated - See Note 3)
ASSETS			
CURRENT			
Cash	$ 1,930,005	$ 1,010,880	$ 5,835,429
Accounts receivable	521,750	570,428	619,266
Due from affiliated companies	-	291,798	270,507
Prepaid expenses	314,111	72,238	49,127
Other current assets	48,890	85,669	58,308
	2,814,756	2,031,013	6,832,637
INVESTMENT IN POTASH CONCESSION (Note 6)	84,960,458	84,322,317	82,920,570
INVESTMENT IN LAND (Note 7)	7,868,754	7,847,522	7,799,626
DEFERRED FINANCING COSTS	8,602	43,006	560,106
DEFERRED FOREIGN CURRENCY TRANSLATION LOSSES	304,104	1,303,900	-
CAPITAL ASSETS (Note 4)	180,065	204,779	601,567
	$ 96,136,739	$ 95,752,537	$ 98,714,506
LIABILITIES			
CURRENT			
Accounts payable and accrued charges	$ 1,027,241	$ 242,916	$ 340,761
Convertible debentures (Note 8)	37,580,068	37,273,734	-
Interest payable on convertible debentures (Note 8 (b))	23,610,736	19,103,097	8,063,571
Current portion of future income tax liability	58,290	198,184	-
	62,276,335	56,817,931	8,404,332
CONVERTIBLE DEBENTURES (Note 8)	-	-	33,492,781
DEFERRED FOREIGN CURRENCY TRANSLATION GAINS	-	-	728,382
FUTURE INCOME TAX LIABILITY	16,348,459	16,348,459	17,070,411
	78,624,794	73,166,390	59,695,906
SHAREHOLDERS' EQUITY			
Share capital (Note 9)	75,236,994	72,179,535	72,179,535
Equity component of convertible debentures (Note 8)	4,985,439	4,985,439	4,985,439
Deficit	(62,710,488)	(54,578,827)	(38,146,374)
	17,511,945	22,586,147	39,018,600
	$ 96,136,739	$ 95,752,537	$ 98,714,506

CONTINUING OPERATIONS (Note 1)

APPROVED BY THE BOARD

(Signed) Robert G. Connochie
Robert G. Connochie, Director

(Signed) Peter D. Barnes
Peter D. Barnes, Director

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Consolidated Statements of Loss and Deficit

Six months ended August 31, 2001 and 2000 (Unaudited) and years ended February 28, 2001, February 29, 2000 and February 28, 1999

(Expressed in Canadian dollars)

	Six months ended August 31,		Year ended		
	2001	2000	February 28, 2001	February 29, 2000	February 28, 1999
	(Unaudited)	(Unaudited)		(as restated - Note 3)	(as restated - Note 3)
INTEREST AND OTHER INCOME	**$ 28,210**	$ 100,819	$ 172,825	$ 197,465	$ 522,263
EXPENSES					
Accounting and legal	**74,062**	136,493	267,824	152,527	265,796
Amortization of capital assets	**37,541**	56,096	110,785	115,918	116,604
Amortization of deferred financing costs	**34,404**	482,696	517,100	1,222,052	661,947
Consulting	**322,257**	144,603	327,031	311,866	687,685
Interest and bank charges	**4,702,557**	4,364,474	12,068,490	9,353,226	4,913,569
Office and miscellaneous	**192,047**	215,486	428,658	400,067	529,856
Promotion and travel	**216,884**	500,531	912,160	839,339	1,214,278
Rent	**79,018**	79,289	157,245	188,580	198,309
Salaries	**1,438,560**	717,625	1,352,615	1,552,914	1,647,388
Transfer fees and filing costs	**37,481**	54,084	71,703	36,102	68,454
	7,134,811	6,751,377	16,213,611	14,172,591	10,303,886
LOSS BEFORE THE UNDERNOTED ITEMS	**(7,106,601)**	(6,650,558)	(16,040,786)	(13,975,126)	(9,781,623)
FOREIGN EXCHANGE (LOSS) GAIN	**(1,164,954)**	111,470	(889,631)	956,032	(713,559)
LOSS BEFORE INCOME TAXES	**(8,271,555)**	(6,539,088)	(16,930,417)	(13,019,094)	(10,495,182)
CURRENT TAX RECOVERY	**139,894**	236,080	497,964	1,269,672	501,830
NET LOSS FOR THE PERIOD	**(8,131,661)**	(6,303,008)	(16,432,453)	(11,749,422)	(9,993,352)
DEFICIT, BEGINNING OF PERIOD	**(54,578,827)**	(38,146,374)	(38,146,374)	(26,396,952)	(16,403,600)
DEFICIT, END OF PERIOD	**$ (62,710,488)**	$ (44,449,382)	$ (54,578,827)	$ (38,146,374)	$ (26,396,952)
LOSS PER SHARE	**$ (0.14)**	$ (0.12)	$ (0.30)	$ (0.22)	$ (0.20)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	**56,852,485**	54,467,705	54,467,705	52,794,264	50,279,495

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Consolidated Statements of Cash Flows

Six months ended August 31, 2001 and 2000 (Unaudited) and years ended February 28, 2001, February 29, 2000 and February 28, 1999
(expressed in Canadian dollars)

	Six months ended August 31,		Year ended		
	2001	2000	February 28, 2001	February 29, 2000	February 28, 1999
	(Unaudited)	(Unaudited)			
CASH FLOWS FROM OPERATING ACTIVITIES					
Net loss for the period	**$ (8,131,661)**	$ (6,303,008)	$ (16,432,453)	$ (11,749,422)	$ (9,993,352)
Items not involving cash					
Accretion of liability component of convertible debentures	**76,388**	1,071,723	1,671,879	3,951,102	1,985,557
Interest payable on convertible debentures	**4,619,049**	3,073,894	10,395,176	4,971,924	2,838,148
Amortization of capital assets	**37,541**	56,096	110,785	115,918	116,604
Amortization of deferred financing costs	**34,404**	482,696	517,100	1,222,052	661,947
Amortization of deferred foreign currency translation losses (gains)	**1,089,848**	(62,353)	76,792	(860,491)	(17,305)
Loss on sale of investments	**-**	-	23,084	-	-
Foreign exchange loss	**28,484**	112,626	644,350	214,945	38,554
Future income tax recovery	**(139,894)**	(261,884)	(523,768)	(1,237,806)	(515,855)
	(2,385,841)	(1,830,210)	(3,517,055)	(3,371,778)	(4,885,702)
Change in non-cash operating working capital items (Note 11)	**919,707**	(32,042)	(120,770)	(258,063)	(658,622)
	(1,466,134)	(1,862,252)	(3,637,825)	(3,629,841)	(5,544,324)
CASH FLOWS FROM FINANCING ACTIVITIES					
Issue of share capital	**3,057,459**	-	-	6,023,203	11,448,145
Convertible debentures, issued for cash	**-**	-	-	-	37,064,508
Convertible debentures issue costs	**-**	-	-	-	(2,885,078)
	3,057,459	-	-	6,023,203	45,627,575
CASH FLOWS FROM INVESTING ACTIVITIES					
Purchase of capital assets	**(12,827)**	(10,471)	(29,554)	(52,403)	(478,563)
Net proceeds on sale of assets	**-**	679	292,473	2,040	55,658
Investment in Metro Resources Company Ltd.; less cash acquired at acquisition	**-**	-	-	-	(42,521,055)
Investment in land	**(21,232)**	(49,632)	(47,896)	(891,371)	(2,833,665)
Investment in potash concession	**(638,141)**	(557,025)	(1,401,747)	(1,286,161)	(2,442,419)
	(672,200)	(616,449)	(1,186,724)	(2,227,895)	(48,220,044)
NET CASH INFLOW (OUTFLOW)	**919,125**	(2,478,701)	(4,824,549)	165,467	(8,136,793)
CASH POSITION, BEGINNING OF PERIOD	**1,010,880**	5,835,429	5,835,429	5,669,962	13,806,755
CASH POSITION, END OF PERIOD	**$ 1,930,005**	$ 3,356,728	$ 1,010,880	$ 5,835,429	$ 5,669,962

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITY

During the year ended February 28, 1999, the Company issued 615,428 common shares in exchange for 1,398,700 common shares of Metro Resources Company Ltd. at a value of $1,957,061.

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash payments for interest	**$ -**	$ -	$ -	$ 6,706	$ 415
Cash receipts for interest	**$ 28,210**	$ 100,819	$ 169,916	$ 569,246	$ 718,590
Cash payments for taxes	**$ -**	$ -	$ 25,804	$ 14,025	$ 109,371

(Expressed in Canadian dollars)

1. CONTINUING OPERATIONS

These interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and settlement of liabilities in the normal course of business. During the six months ended August 31, 2001, the Company incurred a net loss of $8,131,661 (six months ended August 31, 2000 - $6,303,008; year ended February 28, 2001 - $16,432,453). In addition, the convertible debenture and related interest in the amount of US$37.1 million (approximately Cdn$58 million on October 13, 2001) were due on October 13, 2001. Subsequent to August 31, 2001, the Company and the holders of the convertible debentures signed an agreement to extend the maturity date of the debentures to February 28, 2002, which was subsequently extended to April 1,2002, at which time the principal amount plus accrued interest and premium will be converted into common shares of the Company at a conversion price of $0.20 per common share, subject to certain conditions (see Note 17). In addition, the Company has agreed to undertake a rights issue to raise up to $30 million. Olympus Capital Holdings Asia ("Olympus Capital") has agreed to provide a standby facility of $5 million and Crew Development Corporation has agreed to exercise its rights ($4 million) and provide a standby facility of $1 million, subject to certain conditions. The standby facilities will be drawn, up to these agreed maximums, in the event the rights issue is not fully subscribed for by other shareholders. This arrangement, if concluded, will ensure that the Company will raise a minimum of $10 million of additional cash. The Company's continuing ability to meet its obligations as they come due and complete development of the potash concession is dependent upon the successful conclusion of the rights issue, the conversion of the convertible debentures and its ability to raise additional funds as required. There is no assurance that these financing agreements will be concluded successfully.

These interim consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of consolidation

The financial statements include the accounts of the Company's wholly owned subsidiary, Metro Resources Company Ltd. ("Metro") which was acquired during the year ended February 28, 1999. Metro was the former 27.5% partner in the Company's investment in Asia Pacific Potash Corporation ("APPC"). Prior to the Company's acquisition of a controlling interest in Metro (Note 5), the Company's investment in Metro was carried at cost and the Company accounted for its 62.5% investment in APPC using the proportionate consolidation method on the basis that it exercised joint control over the affairs of APPC with Metro. Under this method the Company's pro rata share of each of the assets, liabilities, revenues and expenses of APPC were combined on a line-by-line basis with similar items in the Company's financial statements. During the year ended February 28, 1999, the Company acquired control of APPC as a result of the acquisition of Metro with the effect that, as at February 28, 1999 and from the date of acquisition, it has been consolidated with the accounts of the Company. Intercompany transactions and balances have been eliminated.

(b) Capital assets

Premises and equipment are stated at cost, net of accumulated depreciation and amortization.

Depreciation and amortization are calculated by the straight-line method, based on the estimated useful lives of the assets as follows:

Building	20 years
Furniture, fixtures and computer equipment	5 years
Exploration equipment	5 years
Vehicles	5 years

(c) Deferred financing costs

Deferred financing costs consist of financing expenditures related to the convertible debentures (Note 8). These costs have been deferred and are being amortized over the term of the debentures.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d) Foreign currency translation

Foreign currency monetary assets and liabilities have been translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Non-monetary assets, liabilities, revenues and expenses have been translated into Canadian dollars at the rate of exchange prevailing on the respective dates of the transactions. Exchange gains and losses are included in earnings except for unrealized foreign gains and losses on convertible debentures, which are deferred and amortized to earnings over the term of the debentures.

(e) Potash concession

The Company is capitalizing all direct exploration and development expenditures until commercial production commences or the investment is abandoned, at which time the costs will either be amortized on a unit-of-production basis or fully charged to operations. Provision will be made, where considered necessary, for permanent declines in the value of the property.

(f) Stock options

The Company provides options to directors, officers, employees and others to buy shares of the Company, thereby allowing them the opportunity to participate in the progress of the Company. No compensation expense is recognized when the stock options are granted or exercised. Any consideration received by the Company on the exercise of stock options is credited to share capital. If the stock options are repurchased by the Company, the consideration paid would be charged to the deficit.

(g) Loss per share

Loss per share is computed on the basis of the weighted average number of shares outstanding during the period.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h) Future income taxes

During the year ended February 28, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to income taxes. Under this new method, the future income tax asset and liability method of accounting for income taxes is used, and future income tax assets and liabilities are recorded based on temporary differences between the carrying amounts of balance sheet items and their corresponding tax bases. In addition, the future benefits of income tax assets including unused tax losses are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such losses ultimately will be utilized. These new standards also require that the future income tax assets and liabilities be measured using enacted tax rates and laws that are expected to apply when the tax assets or liabilities are to be either settled or realized.

(i) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(j) Interim reporting

The interim consolidated financial statements of the Company have been prepared for management in accordance with Canadian generally accepted accounting principles ("GAAP"). The interim consolidated financial statements have been prepared following the same accounting principles and method of computation as the consolidated financial statements for the year ended February 28, 2001. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the accompanying notes for the fiscal year ended February 28, 2001.

(Expressed in Canadian dollars)

3. CHANGE IN ACCOUNTING POLICY

During the year ended February 28, 2001, the Company adopted the new accounting recommendations for recording future income taxes as described in Note 2 (h). This change has been applied retroactively with the effect that the balance of the investment in potash concession and future income tax liability at February 29, 2000 have been increased by $16,348,459 and $17,070,411, respectively. Interest and bank charges and the future income tax recovery were increased by $523,768, $1,237,806 and $515,855 in the years ended February 28, 2001, February 29, 2000 and February 28, 1999, respectively. Convertible debentures were also decreased by $721,952 at February 29, 2000. This change did not affect reported net loss, cash flows or deficit in any prior period.

4. CAPITAL ASSETS

	August 31, 2001 (Unaudited)			February 28, 2001	February 29, 2000
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value	Net Book Value
Furniture and fixtures	$ 325,903	$ 262,407	$ 63,496	$ 74,704	$ 109,562
Exploration equipment	11,649	10,334	1,315	2,000	3,456
Vehicles	64,026	56,509	7,517	10,419	15,936
Condominium	-	-	-	-	331,851
Leasehold improvements	122,460	74,294	48,166	60,881	85,866
Computer equipment	182,201	122,630	59,571	56,775	54,896
	$ 706,239	$ 526,174	$ 180,065	$ 204,779	$ 601,567

5. INVESTMENT IN METRO RESOURCES COMPANY LTD.

During the year ended February 28, 1998, the Company purchased 1,265,500 common shares of Metro Resources Company Ltd. ("Metro"), for cash consideration of $1,418,575 (representing 2.5% of the issued and outstanding shares of Metro).

During the year ended February 28, 1999, the Company purchased 48,765,800 common shares of Metro for cash consideration of $49,650,561. Pursuant to a Plan of Arrangement Agreement between the Company and Metro, the Company then acquired the remaining shares of Metro held by third parties in exchange for shares of the Company. As a result, Metro is now a wholly-owned subsidiary of the Company.

(Expressed in Canadian dollars)

5. INVESTMENT IN METRO RESOURCES COMPANY LTD. (Continued)

The acquisition of Metro has been accounted for using the purchase method of accounting, and the financial positions and results of operations of Metro have been consolidated from June 15, 1998. The total consideration paid was allocated based on the estimated fair value of the assets acquired and the liabilities assumed at the date of acquisition as follows:

Current assets (including cash of $7,129,506)	$ 7,225,968
Capital assets	110,049
Investment in land	1,252,354
Investment in potash concession	61,891,170
	70,479,541
Current liabilities	(1,104,885)
Future income taxes	(16,348,459)
Net assets	53,026,197
Less: Book value of prior investment in Metro	(1,418,575)
Less: Shares issued	(1,957,061)
Cash consideration	$ 49,650,561

6. INVESTMENT IN POTASH CONCESSION

The investment in potash concession consists of the following:

	August 31, 2001 (Unaudited)	February 28, 2001	February 29, 2000
Balance, beginning of year	**$ 84,322,317**	$ 82,920,570	$ 81,634,409
Deferred exploration and development expenditures	**638,141**	1,401,747	1,286,161
Balance, end of period	**$ 84,960,458**	$ 84,322,317	$ 82,920,570

The Company holds a 90% interest in Asia Pacific Potash Corporation ("APPC"), a company which holds a potash concession situated in Udon Thani in northeast Thailand. The remaining interest in APPC is held by the Government of Thailand.

(Expressed in Canadian dollars)

6. INVESTMENT IN POTASH CONCESSION (Continued)

The Government of Thailand is to reimburse its 10% share of exploration and development expenditures out of its share of the net profits of APPC, once commercial production has commenced.

Upon receipt of mining licenses from the Government of Thailand, APPC is required to pay a fee of U.S.$5 million.

The recoverability of the carrying value of the Company's interest in the potash concession is dependent on (i) existence of economically recoverable reserves, (ii) the ability of the Company to obtain the necessary financing to fund APPC's continued exploration and development activities and construction of mine facilities, and (iii) ultimately, the ability of APPC to attain profitable operations.

On June 4, 2001, twelve special atchayabats ("SPLs") were issued by the Department of Mineral Resources ("DMR") to the Company's subsidiary, Asia Pacific Potash Corporation ("APPC"), pursuant to the Concession Agreement between APPC, the Ministry of Industry and DMR, and on the same date, June 4, 2001, APPC entered into a Mineral Prospecting Agreement under an Exclusive Prospecting License or Special Prospecting Licenses with the DMR, stating that APPC will proceed with mineral prospecting in accordance with the mineral prospecting plans and methods of the exclusive prospecting license/volumes of work and amounts of money in the SPLs.

The SPLs provide that APPC shall expend U.S.$900,000 in the first year from the date of issuance, U.S.$1,300,000 in the second year and U.S.$250,000 in the third year, being a total of U.S.$2,450,000. APPC has already expended substantially more than U.S.$2,450,000 prior to the issuance of the SPLs and APPC is of the opinion that the amount already expended by the Company prior to the issuance of the SPLs reduces or possibly eliminates the financial commitments of APPC under the SPLs. The Company is engaged in discussion with the DMR on this matter.

On October 3, 2001, the Company was notified by the DMR that it had accepted the Company's revised exploration program and expenditures under the SPLs. The program calls for expenditures of U.S.$240,000 in the first and second year respectively from the date of issuance.

On October 4, 2001, the Company filed its first quarterly report to the DMR disclosing the Company had expended U.S.$186,000.

(Expressed in Canadian dollars)

7. INVESTMENT IN LAND

The land is located in the province of Udon Thani, in northeast Thailand and above the Somboon potash resource field. It consists of approximately 2.0 square kilometres and will be used for the surface facilities for the proposed Somboon mine. Title to the land is held by private Thailand based holding companies controlled by APPC.

8. CONVERTIBLE DEBENTURES

Subsequent to August 31, 2001, the Company and the holders of the convertible debentures signed an agreement to extend the maturity date of the debentures to February 28, 2002, which was subsequently extended to April 1, 2002, at which time the principal amount plus accrued interest and premium will be converted into common shares of the Company at a conversion price of $0.20 per common share, subject to certain conditions (see Note 17).

Details of the original terms of the debentures and subsequent amendments are as follows:

(a) During the year ended February 28, 1999, the Company issued 9,000,000 convertible debentures with a face value of U.S.$24,460,000 ($37,064,508) that were to mature between July 13 to August 13, 2000. The debentures were secured by a security interest in the shares of Metro Resources Company Ltd., bore interest at 10% per year compounded annually, were payable at maturity, and were convertible into common shares of the Company at the option of the holder at any time prior to maturity at a conversion price of U.S.$2.72 ($4.00) per common share. In addition, the Company was to pay the holder a premium of U.S.$88 per U.S.$1,000 principal at maturity or a pro-rated portion of the premium if the convertible debenture was redeemed prior to maturity.

In accordance with the recommendations of the Canadian Institute of Chartered Accountants, the convertible debentures have been segregated into their debt and equity components. The financial liability component, representing the value allocated to the liability at inception, was recorded as a long-term liability. The remaining component, representing the value ascribed to the holders' option to convert the principal balance into common shares, was classified in shareholders' equity as "Equity component of convertible debentures". These components have been measured at their respective fair values on the date the convertible debentures were originally issued.

(Expressed in Canadian dollars)

8. CONVERTIBLE DEBENTURES (Continued)

(a) (continued)

The components of the convertible debentures were as follows:

	August 31, 2001	February 28, 2001	February 29, 2000	Issue Date
	(Unaudited)			
Debt component	**$ 37,580,068**	$ 37,273,734	$ 33,492,781	$ 29,162,300
Equity component (net of financing costs of $441,156)	**4,985,439**	4,985,439	4,985,439	4,985,439

Over the term of the debt obligation, the debt component was being accreted to the face value of the instrument by the recording of additional interest expense.

(b) As of July 19, 2000, the Company and the debenture holders agreed to an extension to the maturity date of the convertible debentures. Under the new terms, the maturity date was changed to October 13, 2001. The debentures were further secured by a pledge of 242,000 APPC shares, representing 24.2% of the 27.5% held by Metro.

The interest rate remained at 10% per year, compounded annually and was payable at the maturity date. The existing premium of U.S.$88 per U.S.$1,000 principal was now payable at the new maturity date. In addition, the Company was to pay the debenture holders an additional premium of U.S.$75.74 per U.S.$1,000 principal at the new maturity date. If the convertible debenture was redeemed prior to maturity, the additional premium was to be pro-rated based on the number of days between the old and the new maturity date.

The principal amount of the debentures were now convertible into common shares of the Company at the option of the holder at any time prior to the new maturity date at a conversion price between U.S.$1.529 and U.S.$1.784 per common share with the actual conversion price calculated according to a formula based on the number of days, if any, that the conversion occurs before maturity. The Company also agreed to pay any withholding tax applicable on payments made to the debenture holders. If all the holders choose to convert just prior to the new maturity date, the Company would have to issue 16 million common shares.

(Expressed in Canadian dollars)

8. CONVERTIBLE DEBENTURES (Continued)

(b) (continued)

On conversion, the premium and interest were to be waived. As discussed in Note 17, the terms of these convertible debentures were renegotiated subsequent to August 31, 2001.

In addition, the following covenants were concluded between the Company and the debenture holders:

- There was a limit of U.S.$3,000,000 on the indebtedness which the Company may incur.
- The Company agreed not to sell any asset having a value in excess of U.S.$3,000,000.
- The Company agreed not to make any payments of principal, interest or premium in respect of debt ranking behind the debentures.
- The Company agreed not to issue any stock options in excess of 500,000 shares without agreement of the debenture holders.

The convertible debentures matured on October 13, 2001 and the total principal, accrued interest and premium payable in US$ upon maturity was US$37.1 million (approximately Cdn$58 million on October 13, 2001). In addition, the Company has previously agreed to reimburse the Debenture Holders residing outside Canada for any Canadian tax required to be withheld in connection with the payment or deemed payment of interest and premium on conversion of full settlement of the Debentures. The amount of the withholding tax was estimated at US$3.3 million (Cdn$5.1 million) as at August 31, 2001.

(Expressed in Canadian dollars)

9. SHARE CAPITAL

(a) The authorized share capital is 2,000,000,000 common shares without par value.

(b) Details of share capital are as follows:

	Number of Shares	Amount
Balance at February 28, 1998	48,286,277	$ 52,751,126
Issued for cash on exercise of stock options	103,000	272,450
Issued on private placement	3,000,000	11,175,695
Issued in exchange for Metro shares (Note 5)	615,428	1,957,061
Balance at February 28, 1999	52,004,705	66,156,332
Issued for cash on private placement	2,400,000	5,896,153
Issued for cash on exercise of stock options	63,000	127,050
Balance at February 29, 2000 and February 28, 2001	54,467,705	72,179,535
Issued for cash on private placement	5,625,636	3,057,459
Balance at August 31, 2001 (Unaudited)	60,093,341	$ 75,236,994

(Expressed in Canadian dollars)

9. SHARE CAPITAL (Continued)

(c) A summary of share option activity and information concerning currently outstanding and exercisable options is as follows:

	Options Outstanding	
	Number of Common Shares	Weighted Average Exercise Price
Balance, February 28, 1998	4,793,000	$ 2.86
Granted	325,000	3.80
Conversion from Metro Options (Note 9 (e))	2,200,000	2.98
Cancelled	(175,000)	6.51
Exercised	(103,000)	2.65
Balance, February 28, 1999	7,040,000	2.86
Granted	1,080,000	3.65
Cancelled	(680,000)	3.15
Exercised	(63,000)	2.02
Balance, February 29, 2000	7,377,000	2.95
Cancelled	(162,000)	3.60
Balance, February 28, 2001	7,215,000	2.94
Cancelled	(2,380,000)	3.18
Balance, August 31, 2001 (Unaudited)	4,835,000	$ 2.95

(Expressed in Canadian dollars)

9. SHARE CAPITAL

(c) (continued)

The following table summarizes information concerning outstanding and exercisable options at August 31, 2001 (Unaudited):

Options Outstanding and Exercisable		
Number Outstanding	Weighted Average Exercise Price per Share	Expiry Date
240,000	$3.15	November 30, 2001
132,000	$2.98	November 30, 2001
100,000	$2.35	November 30, 2001
930,000	$3.15	February 26, 2002
1,260,000	$2.35	November 28, 2002
1,353,000	$2.98	June 22, 2003
115,000	$4.00	September 3, 2003
270,000	$4.00	May 7, 2004
330,000	$3.35	May 7, 2004
105,000	$3.15	October 27, 2005
4,835,000	$2.95	

During the six months ended August 31, 2001, the Company completed a private placement consisting 5,625,636 units at $0.55 per unit for net proceeds of $3,057,459. Each unit was comprised of one common share and one full warrant. Each warrant enables the holder to purchase one additional common share from the Company for $1.00 until May 31, 2002.

During the six months ended August 31, 2001, stock options to purchase 2,380,000 common shares of the Company at prices ranging from $2.35 to $4.00 per common share were cancelled.

During the year ended February 28, 2001, the Company extended the maturity date of certain share purchase options to October 27, 2005.

(Expressed in Canadian dollars)

9. SHARE CAPITAL (Continued)

(d) During the year ended February 29, 2000, the Company issued 2,400,000 units at $2.60 per unit for proceeds of $5,896,153 (net of issue costs of $343,847). Each unit consisted of one common share and one-half non-transferable share purchase warrant of the Company. Each whole share purchase warrant entitles the holder to purchase one additional common share at $3.10 per common share during the first year and $3.60 per common share during the second year. As at February 28, 2001, 1,200,000 share purchase warrants remain unexercised.

(e) During the year ended February 28, 1999, pursuant to a Plan of Arrangement Agreement between the Company and Metro, the Company acquired 100% of the outstanding shares of Metro. Each holder of options to purchase common shares of Metro ("Metro Options") received for their Metro Options, options to purchase 0.44 of the Company shares and the issued Metro Options were cancelled without any repayment of capital. As a result, 5,000,000 Metro Options were cancelled and 2,200,000 options of the Company were granted.

(f) On July 17, 1996, the Company adopted a shareholder rights plan (the "Plan"). Generally, if any person or group makes a take-over bid other than a bid permitted under the Plan (a "Permitted Bid") or acquires 20% or more of the Company's outstanding common shares without complying with the Plan, the Plan will entitle the holders of share purchase rights to purchase common shares of the Company at 50% of the prevailing market price. A take-over bid for the Company can avoid the dilutive effects of the share purchase rights and therefore become a Permitted Bid if it complies with certain specified provisions in the Plan. The Plan is required to be reconfirmed every three years. The plan was re-approved at the Annual General Meeting of the Company held on August 27, 1999.

10. INCOME TAXES

The Company's actual income tax (expense) recovery differs from the income tax (expense) recovery which would result from applying the statutory tax rate to loss before income taxes primarily as a result of not recording the potential tax recovery of operating losses and other non-taxable items and the statutory rate differences between Canada and foreign jurisdictions. The future income tax recovery arises as a result of the tax recovery relating to the accretion of the liability component of the convertible debentures.

(Expressed in Canadian dollars)

10. INCOME TAXES (Continued)

The approximate tax effect of each type of temporary difference at February 28, 2001 that gives rise to the Company' s future income tax assets are as follows:

	August 31, 2001 (Unaudited)	February 28, 2001	February 29, 2000
Future tax assets			
Non-capital loss carryforwards	**$ 15,335,082**	$ 15,335,082	$ 9,021,638
Deferred financing costs	**734,786**	734,786	865,002
Other	**452,481**	452,481	383,220
	16,522,349	16,522,349	10,269,860
Less valuation allowance	**(16,522,349)**	(16,522,349)	(10,269,860)
Net future tax assets	**$ -**	$ -	$ -
Future tax liabilities			
Potash concession	**$ 16,348,459**	$ 16,348,459	$ 16,348,459
Convertible debenture	**198,184**	198,184	721,952
	$ 16,546,643	$ 16,546,643	$ 17,070,411

The net future tax liabilities are presented on the balance sheet as follows:

Current future income tax liability	**$ 198,184**	$ 198,184	$ -
Non-current future income tax liability	**16,348,459**	16,348,459	17,070,411
	$ 16,546,643	$ 16,546,643	$ 17,070,411

(Expressed in Canadian dollars)

11. CHANGE IN NON-CASH OPERATING WORKING CAPITAL ITEMS

	August 31, 2001	February 28, 2001	February 29, 2000	February 28, 1999
	(Unaudited)			
(Increase) decrease in:				
Accounts receivable	**$ 48,678**	$ 48,837	$ (50,623)	$ 112,333
Prepaid expenses	**(241,873)**	(23,112)	23,595	39,206
Income taxes receivable	**-**	(11,152)	36,469	(51,126)
Due from affiliated companies	**291,798**	(21,291)	(27,620)	380,374
Other current assets	**36,779**	(16,211)	(20,751)	5,984
(Decrease) increase in:				
Accounts payable and accrued charges	**784,325**	(97,841)	(219,133)	(1,145,393)
	$ 919,707	$ (120,770)	$ (258,063)	$ (658,622)

12. RELATED PARTY TRANSACTIONS

In September 2001, the Company agreed to retroactively pay a non-executive director of the Company a monthly fee of 300,000 Baht (approximately $10,500) from February 1, 2001 to September 30, 2001. The Company also entered into a contract with a private company controlled by the same non-executive director to provide consulting services to the Company at a rate of 300,000 Baht (approx. $10,500) per month effective October 1, 2001. The contract is cancellable by either party with a one-month notice. The entire retroactive payment to August 31, 2001 of $71,800 was recorded during the three months ended August 31, 2001.

On March 23, 2001, the President and Chief Executive Officer resigned from the Company and agreed to a termination settlement which will result in total severance payments of approximately $900,000. During the six months ended August 31, 2001, the Company paid $110,000 related to this severance liability. The remaining balance of $790,000 was included in accounts payable and accrued charges at August 31, 2001.

Related party transactions not disclosed elsewhere in these financial statements include consulting and management fees of $958,312 (2000 - $1,018,244; 1999 - $1,017,132) paid to companies controlled by or affiliated to directors.

(Expressed in Canadian dollars)

12. RELATED PARTY TRANSACTIONS (Continued)

During the year ended February 28, 1999, the Company acquired a condominium in Thailand from two directors of the Company. During the year ended February 28, 2001, the Company determined that the original developer had not properly registered the condominium's title and as a result the Company's purchase was rescinded. The Company has reversed the transaction and recorded a receivable in the amount of $291,798, being the original purchase cost of the condominium in the amount of 8,600,000 Baht, from the related parties. During the six months ended August 31, 2001, this amount was been received by the Company.

13. COMMITMENTS

The Company has the following future minimum payments in respect of lease commitments for office space:

2002	$ 214,858
2003	29,687

14. CONTINGENCY

During 1993, the Company acquired from Crew Capital Corporation, a private company related by certain directors in common, a right to earn a 75% interest in APPC for $69,510, representing a reimbursement of development costs incurred to date, and a royalty of 1.5% on the Company's initial share (75%) of potash sales once commercial production has begun. Effective December 1, 1994, the Company acquired control of APPC as it incurred expenditures in satisfaction of the requirements for earning the 75% interest. Accordingly, at such time as commercial production commences, this royalty will be payable by the Company.

(Expressed in Canadian dollars)

15. SEGMENTED INFORMATION

The Company considers its business to consist of one operating segment. Details of revenues and capital assets by geographic segment are as follows:

	Six months ended August 31, 2001 (Unaudited)		Six months ended August 31, 2000 (Unaudited)		Years ended February 28, 2001		Years ended February 29, 2000		Years ended February 28, 1999	
	Revenue	Capital Assets	Revenue	Capital Assets	Revenue	Capital Assets	Revenue	Capital Assets	Revenue	Capital Assets
Canada	$ 27,984	$ 80,029	$ 100,819	$ 86,256	$ 169,180	$ 80,043	$ 168,805	$ 93,233	$ 522,155	$ 80,019
Thailand	226	92,929,248	-	92,288,362	3,645	92,294,575	28,660	91,228,530	108	89,129,767
	$ 28,210	$ 93,009,277	$ 100,819	$ 92,374,618	$ 172,825	$ 92,374,618	$ 197,465	$ 91,321,763	$ 522,263	$ 89,209,786

Capital assets consist of investment in potash concession, investment in land and capital assets.

16. FINANCIAL INSTRUMENTS

(a) *Fair value*

The carrying values of the Company's financial instruments, which include cash, accounts receivable, due from affiliated companies, other current assets, accounts payable and accrued charges, interest payable on debentures, and convertible debentures approximate their respective fair values.

(b) *Financial risk*

Financial risk is the risk arising from fluctuations in interest rates and changes in foreign currency exchange rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in interest rates and foreign currency exchange rates.

17. SUBSEQUENT EVENT

Pursuant to a support agreement signed October 8, 2001 and amended on December 4, 2001, Olympus Capital Holdings Asia ("Olympus Capital"), the holder of approximately 72% of the Convertible Debentures, agreed to convert all the outstanding Debentures into equity units of the Company at a new conversion price and subject to certain conditions. The Convertible Debentures were to mature on October 13, 2001.

(Expressed in Canadian dollars)

17. SUBSEQUENT EVENT (Continued)

Under this agreement, the principal amount of the Convertible Debentures plus accrued interest and premium were to be converted into common shares of the Company on February 28, 2002 at a conversion price of $0.20 per share. The conversion date was subsequently extended to April 1, 2002. From October 13, 2001, the Convertible Debentures and accrued interest, but not the premium, will continue to accrue interest at a rate of 14% per annum. This agreement is binding on all Debenture Holders.

The conversion of the Convertible Debentures was subject to shareholder and regulatory approvals and other conditions including shareholder approval to continue the Company into New Brunswick or other such jurisdiction as Olympus Capital may reasonably approve after conversion of the Debentures. The Company held an Extraordinary General Meeting on January 7, 2002 where shareholders approved the issuance of up to 320,000,000 common shares for the conversion of the Debentures and the continuance of the Company from British Columbia to New Brunswick, two of the conditions for the conversion of the Convertible Debentures by Olympus Capital. The TSE has conditionally approved the Debenture Conversion and listing of 320,456,390 common shares issuable upon the Debenture Conversion subject to the filing of supporting documentation and closing no later than April 4, 2002.

In addition, the Company has agreed to undertake a rights issue to raise up to $30 million. Olympus Capital has agreed to provide a standby facility of $5 million and Crew Development Corporation has agreed to exercise its rights ($4 million) and provide a standby facility of $1 million ("the Crew Commitments"), subject to certain conditioins. The standby facilities will be drawn, up to these agreed maximums, in the event the rights issue is not fully subscribed for by other shareholders. This arrangement, if concluded, will ensure that the Company will raise a minimum of $10 million of additional cash. The conversion of the Convertible Debentures is subject to completion of the Crew Commitments.

Olympus Capital and Crew have agreed to provide up to $800,000 and $200,000 in interim financing by way of a loan to allow the Company to operate and meet its short-term commitments until the closing of the Rights Offering. Amounts drawn under this interim financing will bear interest at a rate of 10% per year compounded semi-annually until repaid from the proceeds of the rights offering.

(Expressed in Canadian dollars)

17. SUBSEQUENT EVENT (Continued)

Following the completion of the conversion of the Debentures into common shares of the Company, Olympus Capital will be able to nominate the majority of the Company's directors and direct the voting of the other former Debenture Holders' common shares as long as the former Debenture Holders hold in total more than 25% of the outstanding common shares of the Company. All the former Debenture Holders, Crew and certain of Crew's officers will be subject to restrictions that prevent the transfer, sale or assignment of any of their common shares of the Company for a period two months following the conversion of the Debentures. There are additional limitations on the amount of common shares that can be sold by these parties for a period of 18 months following the conversion.

Immediately following conversion, the former Debenture Holders will hold approximately 60% of the Company's outstanding shares, assuming that the rights issue is fully subscribed, or approximately 80% if only the minimum of $10 million is raised.

Subsequent to August 31, 2001, the Debenture Holders provided additional information that will reduce the Company's liability for the withholding tax related to the Debentures by $2,706,331. This reduction in the withholding tax accrual was recorded in the quarter ended November 30, 2001. Subject to tax rulings, this tax liability on conversion or full settlement of the Debentures may be further reduced.

Effective January 29, 2002 the Chairman of the Board of Directors of the Company was terminated and, as a new Board of Directors will be elected on conversion of the Convertible Debentures, no replacement has yet been appointed.

The Company has filed a final prospectus dated February 5, 2002 in connection with a rights offering. Under the rights offering, existing shareholders are able to subscribe for up to 60,093,341 Units at a price of $0.50 per Unit, each Unit to consist of two and one-half common shares and one warrant. Each warrant entitles the holder to receive an additional two and one-half common shares for an exercise price of $1.00 per warrant. The maximum proceeds of this rights offering will be $30,046,670 less estimated issue costs of $250,000.

CERTIFICATE OF THE COMPANY

DATE February 5, 2002

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this Prospectus as required by Part 9 of the Securities Act (British Columbia), Part 8 of the Securities Act (Alberta), Part X1 of The Securities Act, 1988 (Saskatchewan), Part V11 of The Securities Act (Manitoba), Part XV of the Securities Act (Ontario), the Securities Act (Nova Scotia), the Securities Act (New Brunswick), the Securities Act (Prince Edward Island) and by Part XIV of the Securities Act (Newfoundland) and the respective regulations thereunder. This Prospectus, for the purposes of the Province of Quebec, does not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed.

"Robert G. Connochie"
Robert G. Connochie
President and Chief Executive Officer

"Peter G. Wong"
Peter G. Wong
(Acting) Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

"John M. Darch"
John M. Darch
Director

"Wayne Fallis"
Wayne Fallis
Director

(This page has been left blank intentionally.)

AUX PORTEURS D'ACTIONS ORDINAIRES RÉSIDANT AU CANADA OU DANS UN TERRITOIRE AUTRE QUE LES ÉTATS-UNIS.

Asia Pacific Corporation Ltd. (la ***société***) émet, aux porteurs de ses actions ordinaires en circulation (les ***actions***), des droits (les ***droits***) de souscription de parts de la société. Nous joignons aux présentes le prospectus de la société daté du 5 février 2002 qui vise les droits aux fins de placement dans toutes les provinces du Canada.

Bien que l'exercice de vos droits soit résumé ci-dessous, l'information donnée aux présentes est assujettie au prospectus, que les actionnaires devraient consulter pour plus de renseignements.

Vous pourrez acheter une part de Asia Pacific pour chaque droit que vous détenez, au prix de 0,50 $ par part jusqu'à 16 h (heure de Vancouver (Colombie-Britannique)) le 1er avril 2002 (le ***moment de l'expiration des droits***). Chaque part sera constituée de deux actions et demie (2 ½) et d'un bon de souscription. Chaque bon de souscription vous permettra de recevoir une autre tranche de deux actions et demie (2 ½) en payant 1 $ par bon de souscription en tout temps avant 16 h (heure de Vancouver (Colombie-Britannique)) le 1er avril 2003. Vous aurez aussi le droit de souscrire des parts additionnelles en suivant la procédure indiquée sur le certificat de droits.

Le paiement doit être effectué en fonds canadiens à l'agent de souscription, Pacific Corporate Trust, au 625 Howe Street, 10e étage, Vancouver (Colombie-Britannique) V6C 3B8 Canada.

Si vous êtes un actionnaire inscrit à la date de référence du 20 février 2002, vous recevrez avec la présente lettre un certificat attestant le nombre de droits que vous êtes habiletés à recevoir. Si vous désirez exercer vos droits et souscrire des parts additionnelles (le ***privilège de souscription additionnel***), vous devez suivre la indiquée sur le certificat de droits.

Si vos actions sont inscrites au nom d'un prête-nom, vous **ne** recevrez **pas** de certificat de droits avec la présente lettre. Vous **devez** communiquer avec votre courtier, conseiller en placement, banque, société de fiducie ou autre prête-nom au nom duquel les actions sont inscrites afin d'obtenir de l'aide pour exercer vos droits ou souscrire des parts additionnelles aux termes du privilège de souscription additionnel.

La société désire informer les personnes qui résident hors du Canada et des États-Unis qu'elle n'a pas visé les droits, les parts ou les titres sousjacents aux fins de placement dans de tels autres territoires. Ces actionnaires ont la responsabilité de déterminer si, en vertu des lois sur les valeurs mobilières (les *lois étrangères*) qui leur sont applicables, ils sont admissibles à acheter les parts ou les titres sousjacents. Ils ont en outre la responsabilité de déterminer si des restrictions sont imposées sur leur capacité de transférer ou de vendre les titres acquis. Si un actionnaire n'est pas admissible (l'***actionnaire non admissible***) à acheter les parts, il pourra en informer Pacific Corporate Trust, qui agira en tant qu'agent de souscription pour les actionnaires non admissibles, et lui remettra ses certificats de droits pour que celle-ci les détienne et agisse à leur égard. La société se réserve le droit de demander aux actionnaires, sous forme d'avis juridique approprié ou d'une autre preuve lui convenant, de confirmer leur admissibilité en vertu des lois étrangères à acheter les parts ou les titres sousjacents. Celle-ci se réserve en outre le pouvoir de ne pas émettre de droits, d'actions, de bons de souscription ou de bons de souscription d'actions à un actionnaire si elle est d'avis qu'une telle mesure serait illégale, et en pareil cas, l'agent de souscription traitera les droits tel qu'il est décrit plus loin.

L'agent de souscription tentera de vendre les droits des actionnaires non admissibles au Canada avant le moment de l'expiration, aux prix et autrement de la manière qu'il déterminera à son entière discrétion. Sa capacité de vendre de tels droits et le prix obtenu pour ceux-ci dépendront de la conjoncture du marché. L'agent de souscription n'assumera aucune responsabilité pour avoir omis de vendre certains droits des actionnaires non admissibles ou de vendre tous pareils droits à un prix spécifique. L'agent de souscription répartira le produit net tiré de la vente de ces droits entre les actionnaires, en proportion du nombre d'actions qu'ils détiennent respectivement à la date de référence, et à cette fin, il leur postera des chèques à leurs adresses paraissant au registre de la société.

Pour toute question, veuillez vous adresser à la société, à l'attention de Peter G. Wong à (604)681-8003.

ASIA PACIFIC RESOURCES LTD.

Robert Connochie

Robert G. Connochie, President

TO HOLDERS OF COMMON SHARES RESIDENT IN CANADA OR RESIDENT IN A JURISDICTION OTHER THAN THE UNITED STATES

Asia Pacific Corporation Ltd. (the "**Corporation**") is issuing, to the holders of its outstanding common shares ("**Shares**"), rights ("**Rights**") to subscribe for Units of the Corporation. We enclose the Corporation's Prospectus dated February 5, 2002 which qualifies the rights for distribution in all of the Provinces of Canada.

The procedure to exercise your rights is summarized below, however, the disclosure herein is subject to the Prospectus. For additional information, shareholders should refer to the Prospectus.

You will be entitled to purchase one Unit of Asia Pacific for each one Right held by you, at a price of $0.50 per Unit up to 4:00 p.m. (Vancouver, British Columbia time) on April 1, 2002 (the "**Rights Expiry Time**"). Each Unit will consist of two and one-half (2½) Shares and one Warrant. Each Warrant entitles you to receive a further two and one-half (2½) Shares by paying $1.00 per Warrant any time prior to 4:00 p.m. (Vancouver, British Columbia time) on April 1, 2003. You also have the right to subscribe for additional Units by following the procedures set out in the Rights Certificate.

Payment must be made in Canadian funds to the Subscription Agent, Pacific Corporate Trust, at its address at 625 Howe Street, 10th Floor, Vancouver, British Columbia Canada, V6C 3B8.

If you are a registered shareholder as of the record date of February 20, 2002, you will receive with this letter a certificate evidencing the number of Rights to which you are entitled. If you wish to exercise your Rights and if you wish to subscribe for additional Units (the "**Additional Subscription Privilege**"), you must follow the procedure set forth on the Rights certificate.

If your shares are registered in the name of a nominee, you will **not** receive a Rights certificate with this letter. You **must** contact your stockbroker, investment dealer, bank, trust company or other nominee in whose name the shares are registered for assistance in exercising your Rights or in subscribing for additional Units under the Additional Subscription Privilege.

To those persons who reside outside of Canada and the United States, the Company advises that it has not qualified the Rights, Units or underlying securities for distribution in such other jurisdictions. It is the responsibility of such shareholders to determine if they are eligible, under the securities laws ("**Foreign Laws**") applicable to them, to purchase the Units or underlying securities. It is further the responsibility of such shareholders to determine if there are any restrictions on their ability to transfer or sell the securities acquired. If a shareholder is not eligible (the "**Non-Qualifying Shareholder**") to purchase the Units, such shareholder may notify the Subscription Agent of such and the Non-Qualifying Shareholder's Rights Certificates will be delivered to, held and dealt with by Pacific Corporate Trust as the Subscription Agent for and on behalf of the Non-Qualifying Shareholders. The Company reserves the right to require evidence, which may be in the form of an appropriate legal opinion or other evidence satisfactory to the Company, from shareholders to confirm their eligibility under Foreign Laws to purchase the Units or underlying securities. The Company further reserves the right to not issue Rights, Shares, Warrants or Warrant Shares to a shareholder if it determines that it would be unlawful to do so and in such event the Rights will be dealt with by the Subscription Agent as described below.

The Subscription Agent will attempt to sell Rights of Non-Qualifying Shareholders in Canada prior to the Expiry Time at such prices and otherwise in such manner as the Subscription Agent may determine in its sole discretion. The Subscription Agent's ability to sell such Rights and the price obtained therefor are dependent on market conditions. The Subscription Agent will not be subject to any liability for failure to sell any Rights of Non-Qualifying Shareholders or to sell any such Rights at a particular price. The net proceeds received by the Subscription Agent from the sale of such Rights will be divided among the Shareholders in proportion to the number of Shares held by them respectively on the Record Date and the Subscription Agent will mail cheques therefor to the Shareholders at their addresses appearing in the records of the Corporation.

If you have any questions, you may direct your enquiry to the Company, attention Peter G. Wong at (604) 681-8003.

ASIA PACIFIC RESOURCES LTD.

Robert Connochie

Robert G. Connochie, President

Aucune autorité en valeurs mobilières ne s'est prononcée sur la qualité des titres offerts dans le présent prospectus; toute personne qui donne à entendre le contraire commet une infraction.

Les titres décrits dans le présent prospectus sont offerts dans les provinces du Canada et aux États-Unis. Ces titres sont dispensés des exigences d'inscription en vertu de la loi des États-Unis intitulée Securities Act of 1933, telle que modifiée, (la* Loi de 1933*) et en vertu de toutes les lois sur les valeurs mobilières des États américains, sauf celle de l'État de la Californie, où ils feront l'objet d'une inscription.

Prospectus *Le 5 février 2002*

Offre de droits

ASIA PACIFIC RESOURCES LTD.

Droits permettant de souscrire jusqu'à 60 093 341 unités, moyennant un prix de 0,50 $ par unité, chaque unité consistera en deux actions ordinaires et demie (2 ½) et en un bon de souscription.

Le présent prospectus vise le placement (l'***offre***) de droits transférables (les ***droits***) qui sera réalisé par Asia Pacific Resources Ltd. (***Asia Pacific*** ou la ***société***) auprès de ses porteurs (les ***actionnaires***) d'actions ordinaires (les ***actions ordinaires***) de la manière décrite ci-après. Les droits peuvent être exercés par leurs porteurs à l'égard d'unités (les ***unités***) de la société, et chaque unité consistera en deux actions ordinaires et demie (2 ½) (les ***actions***) et un bon de souscription (les ***bons de souscription***). Chaque bon de souscription permettra à son porteur, moyennant le règlement du prix d'exercice de 1,00 $ par bon de souscription (le ***prix d'exercice des bons de souscription***), de souscrire deux actions et demi (2 ½) additionnelles. Le présent prospectus permettra également le placement des actions et des bons de souscription qui composent les unités devant être émises à l'exercice des droits et des actions devant être émis à l'exercice des bons de souscription (les ***actions additionnelles***). Les actions et les bons de souscription sont immédiatement dissociables dès le moment de leur émission.

Prix de souscription : 0,50 $ par unité
(à l'exercice d'un droit)

	Prix de souscription	Produit revenant à la société[1][2]
Par unité	0,50 $	0,50 $
(à concurrence de) Total[2]	30 046 670 $	30 046 670 $

1) Avant déduction des dépenses estimatives du présent placement, soit 250 000 $ qui seront payées sur le produit du présent placement ou les fonds généraux de la société.

2) Dans l'hypothèse où aucune des options que peuvent lever les membres de la direction et du personnel ne sont levées au plus tard à la date de référence relative aux droits et dans l'hypothèse où tous les droits sont levés et qu'aucun bon de souscription n'est exercé.

Asia Pacific émet des droits à chaque actionnaire inscrit le 20 février 2002 (la ***date de référence***), qui est un résident de l'une des provinces of Canada, des États-Unis et des autres territoires dans lesquels, de l'avis de la société, l'offre peut légalement être faite (les ***territoires de dépôt***). Chacun de ces actionnaires recevra un droit pour chaque action détenue à la date de référence. Chaque droit permettra à son porteur d'acheter une unité de Asia Pacific par droit détenu, moyennant un prix de 0,50 $ par unité (le ***prix d'exercice des droits***), au plus tard le 1er avril 2002 (la ***date d'expiration des droits***).

Les droits expireront à 16 h (heure de Vancouver) le 1er avril 2002 (l'heure d'expiration des droits), après quoi les droits non exercés seront nuls et sans valeur. Un certificat de droits entièrement cessible et divisible (un ***certificat de droits***) attestant le nombre total de droits acquis d'un porteur sera posté à chaque porteur inscrit dans un territoire de dépôt à la fermeture des bureaux, à la date de référence, accompagné d'un exemplaire du présent prospectus. Le prix d'exercice des droits a été établi par la direction de Asia Pacific, en fonction du cours des actions à la cote de la Bourse de Toronto (la ***BdeT***). Voir la rubrique *Mode de placement.*

Les droits offerts par les présentes sont dispensés des exigences d'inscription de la Loi de 1933 et de toutes les lois sur les valeurs mobilières des États, sauf celle de l'État de la Californie, où les droits seront inscrits. Les actions et les bons de souscription sousjacents aux droits et aux actions additionnelles pouvant être émis lors de l'exercice des bons de souscription seront inscrits en vertu de la Loi de 1933 et seront dispensés des exigences d'inscription, ou inscrits au besoin, en vertu de toutes les lois sur les valeurs mobilières des États. Les droits, les actions, les bons de souscription et les actions additionnelles seront entièrement cessibles et librement négociables en vertu des lois sur les valeurs mobilières fédérale et de ses États, sauf en Californie où certaines restrictions sur le transfert s'appliquent. Les certificats de droits seront acheminés aux résidents ayant une adresse d'inscription dans les États-Unis d'Amérique, ses territoires et possessions, et des souscriptions seront acceptées de ces résidents. Voir la rubrique *Mode de placement – Actionnaires des États-Unis.*

Les actionnaires dont l'adresse d'inscription est à l'extérieur des territoires de dépôt (les ***actionnaires inadmissibles***) sont priés de se reporter aux directives indiquées sous la rubrique *Mode de placement – Certains actionnaires résidant à l'extérieur des **territoires de dépôt**.* Les certificats de droits des actionnaires inadmissibles seront livrés à l'agent de souscription, qui les détiendra et les traitera pour le compte des actionnaires inadmissibles. Voir la rubrique *Mode de placement – Certains actionnaires résidant à l'extérieur des territoires de dépôt.*

Chaque bon de souscription permet à son porteur, moyennant le paiement du prix d'exercice des bons de souscription, de recevoir deux actions additionnelles et demi (2 ½) sous réserve de rajustement suivant un acte de fiducie relatif aux bons de souscription intervenu entre la société et Pacific Corporate Trust Company (l'***acte relatif aux bons de souscription***) à tout moment avant 16 h (heure de Vancouver) (le ***moment d'expiration des bons de souscription***) le 1er avril 2003 (la ***date d'expiration des bons de souscription***). **Les bons de souscription qui ne sont pas exercés avant l'heure d'expiration des bons de souscription seront nuls et sans valeur**. Les certificats représentant les bons de souscription seront émis aux porteurs par suite de l'exercice du nombre de droits correspondants.

La présente offre ne fait pas l'objet d'une prise ferme et aucun placeur pour compte n'agit à titre de représentant de la société pour lancer la présente offre. La société se réserve le droit de fermer les livres de souscription en tout temps sans préavis.

SOUSCRIPTION SUPPLÉMENTAIRE

Chaque porteur de droits qui a exercé la totalité des droits attestés par son certificat de droits (en souscrivant toutes les unités visées par ce certificat de droits) peut souscrire des unités supplémentaires au prix de souscription (le ***privilège de souscription supplémentaire***), advenant qu'il y en ait de disponibles à la date d'expiration des droits qui n'auraient pas été autrement souscrites et payées. S'il n'y a pas un nombre suffisant d'unités pour satisfaire toutes les demandes présentées aux termes du privilège de souscription supplémentaire, les unités supplémentaires seront attribuées proportionnellement à chaque porteur se prévalant du privilège de souscription supplémentaire. Le présent prospectus vise également le placement de droits, d'unités et de bons de souscription qui pourraient être émis aux termes du privilège de souscription supplémentaire. Voir la rubrique *Mode d'utilisation du certificat de droits – Privilège de souscription supplémentaire.*

INSCRIPTION EN BOURSE

Les actions de Asia Pacific sont inscrites à la cote de la BdeT sous le symbole APQ. Les droits sont inscrits à la cote de la BdeT et pourront être négociés jusqu'à 0 h (heure de Toronto) le 1er avril 2002. La BdeT a approuvé l'inscription à sa cote des actions ordinaires pouvant être émises lors de l'exercice des droits et des actions ordinaires pouvant être émises lors de l'exercice des bons de souscription. Les bons de souscription qui font partie des unités ne seront pas inscrits ni négociés à la cote de la BdeT. Il n'existe aucun marché organisé pour la vente des bons de souscription. Le 4 février 2002, le cours de clôture des actions ordinaires à la cote de la BdeT s'élevait à 0,210 $.

ENGAGEMENTS RELATIFS À L'OFFRE

La société a obtenu un engagement de la part de son principal actionnaire, Crew Development Corporation (***Crew***), suivant lequel cette dernière exercera les droits qu'elle recevra aux termes de l'offre de manière à ce qu'elle fasse une souscription d'environ 4 000 000 $ (l'***engagement de Crew quant à l'exercice***) et achètera d'autres unités de manière à ce qu'elle souscrive pour environ 1 000 000 $ au titre des autres unités offertes aux présentes qui ne sont pas par ailleurs souscrites par les autres actionnaires suivant le privilège de souscription supplémentaire (la ***souscription supplémentaire par Crew***) (l'engagement de Crew quant à l'exercice et la souscription supplémentaire par Crew étant considérés ensemble comme les ***engagements de Crew***) jusqu'à concurrence de 5,0 millions de dollars. La société a également obtenu un engagement de Olympus Capital Holdings Asia I, L.P. (***Olympus***) portant sur la souscription (conditionnelle à l'exécution des engagements de Crew) d'au plus 5,0 millions de dollars des autres unités qui ne sont pas par ailleurs souscrites par d'autres actionnaires aux termes du privilège de souscription supplémentaire (l'***engagement conditionnel de Olympus***). Les engagements de Crew et l'engagement conditionnel de Olympus sont collectivement désignés, les ***engagements relatifs à l'offre***.

La souscription supplémentaire par Crew et l'engagement conditionnel de Olympus seront diminués si les souscriptions dans le cadre de l'offre dépassent 20 millions de dollars. Voir la rubrique *Mode de placement – Engagements relatifs à l'offre.* Crew et Olympus peuvent s'acquitter de leurs obligations respectives de régler les unités acquises dans le cadre des engagements relatifs à l'offre (1) en affectant en réduction du prix de souscription de ces unités l'obligation de la société de rembourser tout financement intermédiaire (un ***financement intermédiaire***) d'au plus 1,0 million de dollars pouvant être consenti par Crew et Olympus et (2) en versant le solde du prix de souscription au comptant. Voir les rubriques *Financement intermédiaire et Emploi du produit.*

FACTEURS DE RISQUE

Un placement dans les titres visés par le présent prospectus est de nature spéculative et est soumis à des risques considérables. Un placement en titres d'émetteurs du secteur des ressources naturelles comporte un haut degré de risque. En outre, la société n'a de son existence réalisé de produits d'exploitation, de surplus d'encaisse ni de bénéfice net. Les risques associés à un placement dans la société sont accrus par le fait que le passage à l'étape du déploiement dans toute la grandeur du gisement nécessitera le recours à un important financement. Se reporter à la rubrique intitulée *Facteurs de risque.*

DEVISES

Dans le présent prospectus, à moins d'indication contraire, la mention $ désigne le dollar canadien et les mentions *dollars américains* ou $US renvoient aux dollars des États-Unis. Les états financiers de la société sont présentées en dollars canadiens et ont été préparés conformément aux principes comptables généralement reconnus au Canada.

QUESTIONS D'ORDRE JURIDIQUE

Certaines questions d'ordre juridique concernant le placement des droits aux termes de la présente offre et des unités pouvant être émises lors de l'exercice de ceux-ci feront l'objet d'une approbation pour le compte de la société par DuMoulin Black, de Vancouver (Colombie-Britannique).

TABLE DES MATIÈRES

SOMMAIRE DE L'OFFRE

Le sommaire qui suit décrit les principales caractéristiques du présent placement et devrait être lu à la lumière des renseignements plus détaillés, de l'information financière et des états financiers contenus ailleurs dans le présent prospectus.

ASIA PACIFIC RESOURCES LTD.

Asia Pacific détient directement et indirectement une participation nette de 90 % dans une concession, dont elle assume 100 % des coûts, consentie par le gouvernement de la Thaïlande et qui lui permet d'effectuer des travaux d'exploration, de mise en valeur, de production et de mise en marché des minéraux de potasse devant être vendus dans le commerce, à l'intérieur d'une zone adjacente à la ville de Udon Thani, dans le nord-est de la Thaïlande (la ***concession Udon Thani***, qui comporte deux gisements ou projets, le ***gisement Somboon*** ou le ***projet Somboon*** et le ***gisement Udon***).

DÉTAILS DE L'OFFRE

L'offre : Droits de souscrire d'unités de Asia Pacific.

Droits acquis : Les porteurs inscrits à la date de fermeture des bureaux, à la date de référence applicable aux actions ordinaires, recevront un droit par action détenue aux fins de souscrire des unités. Voir la rubrique *Mode de placement - Droits et unités*.

Fondement : Un droit et 0,50 $ habiliteront le porteur à souscrire une unité. Chaque unité consiste en deux actions et demie (2 ½) et en un bon de souscription. Chaque bon de souscription permet à son porteur, moyennant le paiement du prix d'exercice des bons de souscription, soit 1,00 $, par bon de souscription de recevoir deux actions et demi (2 ½) à tout moment avant 16 h (heure de Vancouver) à la date d'expiration des bons de souscription. Voir la rubrique *Mode de placement - Droits et unités*.

Emploi du produit : Le produit sera affecté au remboursement du financement intermédiaire, au paiement des retenues d'impôts applicables, au financement d'une partie des coûts nécessaires à la prise d'une décision quant à la construction du projet Somboon et au fonds de roulement général.

Voir la rubrique *Emploi du produit*.

Date d'expiration des droits : Les droits expireront à 16 h (heure de Vancouver) à la date d'expiration des droits. Les droits non exercés avant le moment d'expiration des droits seront nuls sans valeur. Voir la rubrique *Mode de placement - Heure d'expiration*.

Privilège de souscription supplémentaire :	Chaque porteur de droits qui a le levé la totalité des droits attestés par son certificat de droits (en souscrivant toutes les unités visées par ce certificat de droits) peut souscrire des unités supplémentaires au prix de souscription aux termes du privilège de souscription supplémentaire, advenant qu'il y en ait de disponibles à la date d'expiration des droits qui n'ont pas été autrement souscrites et payées. S'il n'y a pas un nombre suffisant d'unités pour satisfaire toutes les demandes présentées aux termes du privilège de souscription supplémentaire, les unités supplémentaires seront attribuées proportionnellement à chaque porteur se prévalant du privilège de souscription supplémentaire. Voir la rubrique *Mode de placement – Privilège de souscription supplémentaire.* La société a obtenu de Crew des engagements visant l'acquisition pour 5 millions de dollars, au total, de droits de Crew, compte tenu du privilège de souscription supplémentaire. La société a également obtenu un engagement conditionnel de Olympus portant sur la souscription d'au plus 5,0 millions de dollars des unités offertes aux présentes qui ne sont pas par ailleurs souscrites par d'autres actionnaires aux termes du privilège de souscription supplémentaire. La souscription supplémentaire par Crew et l'engagement conditionnel de Olympus seront diminués si les souscriptions dans le cadre de l'offre dépassent 20 millions de dollars. Voir la rubrique Mode de placement – Engagements relatifs à l'offre. Crew et Olympus peuvent s'acquitter de leurs obligations respectives de régler les unités acquises dans le cadre des engagements relatifs à l'offre (1) en affectant en réduction du prix de souscription de ces unités, l'obligation de la société de rembourser tout financement intermédiaire d'au plus 1,0 million de dollars pouvant être consenti par Crew et Olympus et (2) en versant le solde du prix de souscription au comptant. Voir les rubriques *Financement intermédiaire* et *Emploi du produit.*
Agent de souscription :	Pacific Corporate Trust Company a été nommée en qualité d'agent de souscription et de fiduciaire quant aux bons de souscription dans le cadre de la présente offre. Se reporter à la rubrique *Mode de placement - Agent de souscription et bureaux de souscription.*
Incidences fiscales :	Les actionnaires sont priés de lire la rubrique *Incidences de l'impôt sur le revenu fédéral au Canada* et de consulter leurs propres conseillers en fiscalité.
Actionnaires des États-Unis :	Les droits offerts par les présentes sont dispensés des exigences d'inscription de la Loi de 1933 et de toutes les lois sur les valeurs mobilières des États, sauf celle de l'État de la Californie, où les droits seront inscrits. Les actions et les bons de souscription visés par les droits et les actions additionnelles pouvant être émises lors de l'exercice des bons de souscription seront inscrits en vertu de la Loi de 1933 et seront dispensés des exigences d'inscription, ou inscrits au besoin, en vertu de toutes les lois sur les valeurs mobilières des États. Les droits, les actions, les bons de souscription et les actions additionnelles seront entièrement cessibles et librement négociables en vertu des lois sur les valeurs mobilières fédérale et des lois des États-Unis. Les certificats de droits seront

acheminés aux résidents ayant une adresse d'inscription dans les États-Unis d'Amérique, ses territoires et possessions, et des souscriptions seront acceptées de ces résidents.

Actionnaires inadmissibles : Les actionnaires dont l'adresse d'inscription est à l'extérieur des territoires de dépôt ne se verront pas transmettre des certificats de droit. Leurs certificats de droits seront conservés par le dépositaire qui tentera de les vendre sur le marché libre. Voir la rubrique *Mode de placement – Certains actionnaires résidant à l'extérieur des territoires de dépôt.*

Facteurs de risque : Un placement dans les titres visés par le présent prospectus est de nature spéculative et est soumis à certains risques. En plus des facteurs indiqués ailleurs dans le présent prospectus, les épargnants sont priés de tenir compte des facteurs de risque suivants pour évaluer l'incidence d'un placement dans ces titres :

i. La société aura besoin d'un financement élevé, en sus de toute somme qu'elle peut recueillir dans le cadre du placement de droits, afin de pouvoir prendre la décision d'aménager une mine au projet Somboon et de pouvoir mettre ce projet en valeur. La société entend lever des capitaux additionnels au moyen d'un financement par emprunt et en actions ainsi qu'en recherchant d'autres participants au projet. Le projet de mise en valeur d'un gisement de potasse de la société comporte des risques considérables, et rien ne garantit que les sommes requises justifiant une décision d'aménagement d'une mine ou la mise en production commerciale de la propriété pourront être obtenues ou, s'ils le sont, il n'y a aucune assurance qu'ils n'entraîneront pas une dilution importante de la participation de la société dans ce projet.

ii. Pour pouvoir continuer à respecter ses obligations à mesure qu'elles deviennent dues, détenir ses propriétés et entreprendre l'aménagement de celles-ci, la société aura besoin de lever des capitaux suffisants dans le cadre de l'offre de droits, de terminer la conversion de débentures indiquée plus loin et lever des capitaux additionnels ou mettre sur pied une coentreprise ou un autre type de participation, au besoin.

iii. Les porteurs des débentures convertibles garanties à 10 % de la société (les ***débentures convertibles***) ont convenu de convertir les débentures convertibles (la ***conversion des débentures***). Voir la rubrique *Débentures convertibles*. Si la conversion des débentures a lieu, elle entraînera une importante dilution des capitaux propres dans la société. La conversion des débentures convertibles est soumise à certaines conditions, dont l'obligation de Crew de s'acquitter de ses engagements au montant de 5 millions de dollars. Si ces conditions ne sont pas respectées et que Olympus n'y renonce pas, la société sera en défaut quant aux débentures convertibles après le 28 février 2002 et elle sera alors insolvable et dans l'incapacité de financer la mise en valeur continue du projet Somboon. Elle devra vraisemblablement cesser ses activités et demander la protection de la loi sur les faillites.

iv. La société a reçu des licences de prospection spéciales (***LPS***) du ministère des ressources minérales de la Thaïlande en juin 2001. Les LPS permettront à la société de continuer à détenir les droits nécessaires sur les gisements ainsi qu'à passer à l'étape suivante d'obtenir les permis d'exploitation minière. Les LPS obligent la société à engager 240 000 $ US au cours de chacune des deux prochaines années. Pour respecter les exigences de ces LPS, la société devra disposer des fonds suffisants.

v. Les coûts et les prix estimatifs du projet Somboon qui figurent dans le présent prospectus sont fondés sur les taux de change, les coûts et les prix de 1998. Bien que la direction de la société ne connaisse actuellement aucun fait par suite duquel les évaluations contenues aux présentes seraient nettement défavorables pour la société, les conditions futures pourraient varier considérablement. Si les taux de change, les coûts et les prix futurs sont radicalement différents de ceux qui ont servi au calcul des données présentées dans le présent prospectus, des répercussions défavorables importantes pourraient s'en suivre sur la faisabilité du projet Somboon et la situation financière de la société.

vi. La société n'a aucun relevé des bénéfices et il est peu probable qu'elle tire des revenus de ses activités dans un avenir prévisible.

vii. Pour entamer la production commerciale sur la propriété qui recèle le gisement de potasse, la société doit obtenir les Prathanabats (licences de minage) auprès du gouvernement de la Thaïlande, et rien ne garantit qu'elle puisse les obtenir.

viii. La rentabilité du projet de mise en valeur d'un gisement de potasse, dans l'hypothèse où la production commerciale y est entamée, sera grandement tributaire des fluctuations du cours de la potasse et d'autres facteurs échappant au contrôle de la société.

ix. Le fait que les activités de la société se déroulent en Thaïlande et que sa seule propriété se trouve dans ce pays représente également un risque. Voir la rubrique *Facteurs de risque*.

Résumé des données financières

Le tableau suivant présente les principales données financières relatives à Asia Pacific pour les périodes indiquées et devrait être lu parallèlement aux données plus exhaustives contenues dans les états financiers d'Asia Pacific et dans les notes complémentaires inclus dans le présent prospectus.

Le tableau suivant présente des données comparatives pour les trois derniers exercices complets et pour les semestres terminés les 31 août 2001 et 2000.

	Semestre terminé le 31 août 2001 (non vérifié)	Semestre terminé le 31 août 2000 (non vérifié)	Exercice 2001[(1)] (vérifié)	Exercice 2000[(1)] (vérifié)	Exercice 1999[(1)] (vérifié)
Intérêts et autres revenus	28 210 $	100 819 $	172 825 $	197 465 $	522 263 $
Perte nette	(8 131 661)$	(6 303 008)$	(16 432 453)$	(11 749 422)$	(9 993 352)$
Perte nette par action	(0,14)$	(0,12)$	(0,30)$	(0,22)$	(0,20)$
Total de l'actif	96 136 739 $	96 131 200 $	95 752 537 $	98 714 506 $	97 620 184 $
Actif, montant net	17 511 945 $	32 715 592 $	22 586 147 $	39 018 600 $	44 744 819 $
Total des passifs à court terme	62 276 335 $	126 457 $	56 817 931 $	8 404 332 $	559 894 $
Total des passifs à long terme	16 348 459 $	63 289 151 $	16 348 459 $	51 291 574 $	52 315 471 $
Total du passif	78 624 794 $	63 415 608 $	73 166 390 $	59 695 906 $	52 875 365 $
Capital-actions	75 236 994 $	72 179 535 $	72 179 535 $	72 179 535 $	66 156 332 $
Déficit	62 710 488 $	44 449 382 $	54 578 827 $	38 146 374 $	26 396 852 $
Actions en circulation	60 093 341	54 467 705	54 467 705	54 467 705	52 004 705

(1) Exercices terminés les 28 ou 29 février. Se reporter à la rubrique « Principales données financières consolidées et analyse par la direction de la situation financière et des résultats d'exploitation » et aux états financiers d'Asia Pacific inclus dans le présent prospectus.

DEVISES

Dans le présent prospectus, à moins d'indication contraire, la mention *$* désigne les dollars canadiens, la mention *$US* désigne les dollars des États-Unis et la mention *Baht* désigne le Baht thaïlandais. Au 5 février 2002 (la date du présent prospectus), les taux de change de midi rapportés par la Banque du Canada s'élevaient à 1,5978 $ CA pour chaque 1,00 $US et à 0,03617 $ CA pour chaque Baht.

TABLE DE CONVERSION

Conversion en mesures impériales :

Pour convertir	en unités de mesure impériales,	multiplier par
Hectares	Acres	2,471
Mètres	Pieds	3,281
Kilomètres	Milles	0,621
Tonnes	Tonnes courtes	1,102
Tonnes de KCl	Tonnes de K_2O	0,631

ÉNONCÉS PROSPECTIFS

Certaines des déclarations contenues dans le présent prospectus sont des énoncés prospectifs. Elles contiennent des énoncés au sujet des attentes de la société à propos d'événements futurs ou de son rendement éventuel, ainsi que ses opinions, projets, objectifs et hypothèses à leur égard. Ces déclarations sont bien souvent, quoique pas toujours, effectuées en utilisant des termes ou des phrases comme *« est susceptible d'entraîner »*, *« il est prévu que »*, *« se poursuivra »*, *« anticiper »*, *« croit »*, *« estime »*, *« a l'intention »*, *« envisage »*, *« projette »* et *« perspectives »*. Ces énoncés prospectifs ne sont pas des faits historiques et sont soumis à un certain nombre de facteurs de risque et d'incertitudes échappant à la volonté de la société. Par conséquent, les résultats réels de la société pourraient différer grandement de ceux qui sont suggérés dans ces énoncés prospectifs pour les diverses raisons abordées dans le présent prospectus, plus particulièrement à la rubrique ***Facteurs de risque***. Parmi les facteurs de risque importants énoncés ci-après, certains ont, ou sont susceptibles d'avoir, des répercussions directes sur les résultats d'exploitation de la société :

a) le montant recueilli aux termes de la présente offre de droits, la conversion des débentures convertibles et si la société est en mesure de recueillir des fonds additionnels, de conclure d'autres projets de participations, le cas échéant;

b) l'entreprise de l'exploration, de la mise en valeur et de la production de potasse, ainsi que sa mise en marché;

c) les fluctuations des prix de la potasse;

d) le fait que l'exploitation de la société, ses éléments d'actif et ses produits d'exploitation soient concentrés en Thaïlande;

e) les changements à la situation politique et sociale et à la conjoncture en Thaïlande;

f) la capacité de la société à gérer sa croissance;

g) le savoir-faire et le jugement en affaires du personnel de la société et de ses partenaires commerciaux;

h) les changements à la stratégie commerciale ou aux projets de mise en valeur;

i) des changements à la réglementation gouvernementale, à l'interprétation ou à l'exécution de celle-ci, ou un défaut de la respecter;

j) les coûts découlant des responsabilités en matière d'environnement;

k) les coûts et autres répercussions de procédures judiciaires et administratives; et

l) les changements à la conjoncture générale économique et commerciale.

En raison des facteurs décrits ci-dessus et des facteurs de risque mentionnés sous la rubrique ***Facteurs de risque***, les résultats ou le dénouement des situations pourraient en réalité différer grandement de ceux qui sont exprimés dans les énoncés prospectifs. Par conséquent, il est conseillé aux épargnants de ne pas se fier outre mesure à ces énoncés prospectifs à l'occasion d'un placement en unités. Qui plus est, un énoncé prospectif n'est valable qu'à la date à laquelle il est fait, et la société ne s'engage nullement à produire une version actualisée d'un énoncé prospectif à la lumière d'un événement ou de circonstances survenus après la date du présent prospectus, ni à tenir compte de la survenance d'événements imprévus, sauf lorsque la loi l'y oblige. De nouveaux facteurs de risque entrent en ligne de compte de temps à autre, et il n'est pas possible pour la société de prédire la survenance de tous ces facteurs. Par ailleurs, la société ne peut évaluer l'incidence de chacun de ces facteurs sur son entreprise ni la mesure dans laquelle un facteur, ou une combinaison de facteurs, est susceptible d'entraîner un écart considérable entre les résultats réels et ceux que contiennent des énoncés prospectifs.

(La présente page est laissée en blanc intentionnellement.)

GLOSSAIRE TECHNIQUE

Carnallite	chlorure hydraté de magnésium et de potassium, $MgCl_3.KCl.6H_2O$
Carnallitite	association naturelle de carnallite et de halite
DVM	durée de vie de la mine
FAB	franco à bord
GPS	système mondial de localisation
Halite	la forme minérale du chlorure de sodium (sel gemme)
K_2O	oxyde de potassium
KCl	chlorure de potassium
kg	kilogramme
Km	kilomètre
km^2	kilomètres carrés
m	mètre
Mg	magnésium
$MgCl_2$	chlorure de magnésium
Mt	*million de tonnes*
Mt/a	million de tonne par année
NaCl	chlorure de sodium
NMM	niveau moyen de la mer
Permis Atchayabat Spécial ou « PPS »	s'entend d'un permis exclusif d'exploration minière accordé par les autorités Thaïlandaises dans des cas spéciaux visant un territoire défini
Potasse	divers sels de potassium, surtout le chlorure de potassium, que l'on qualifie également de sel digestif (SD)
Prathanabat	s'entend d'une licence de minage dans une aire qui y est spécifiée émise par les autorités Thaïlandaises
Sylvine	la forme minérale du chlorure de potassium
Sylvinite	association naturelle de sylvine et de halite (chlorure de sodium) : le principal minerai à partir duquel on extrait la potasse
t	Tonne
t/a	tonnes par année
t/d	tonnes par jour
t/h	tonnes par heure

Les définitions du comité spécial de l'Institut Canadien des Mines, de la Métallurgie et du Pétrole (ICM) (en date du 20 août 2000) des catégories des ressources sont les suivantes :

Les « ressources minérales » sont des concentrations ou indices minéralisés d'une substance naturelle solide présente au sein de la croûte terrestre ou sur celle-ci, qu'il s'agisse d'une substance inorganique ou d'une substance organique fossilisée, dont la forme, la quantité et la teneur ou qualité sont telles qu'elles présentent des perspectives raisonnables d'extraction rentable. La localisation, la quantité, la teneur, les caractéristiques géologiques et la continuité des ressources minérales sont connues, estimées ou interprétées à partir de preuves et de connaissances géologiques spécifiques.

Les « ressources minérales indiquées » constituent la partie des ressources minérales dont on peut estimer la quantité et la teneur ou qualité, la densité, la forme et les caractéristiques physiques avec un niveau de confiance suffisant pour permettre la mise en place appropriée de paramètres techniques ou économiques en vue de justifier la planification minière et l'évaluation de la viabilité économique du dépôt. L'estimation est fondée sur des renseignements détaillés et fiables relativement à l'exploration et aux essais, recueillis à l'aide de techniques appropriées à partir d'emplacements tels des affleurements, des tranchées, des puits, des chantiers et des sondages dont l'espacement est assez serré pour émettre une hypothèse raisonnable sur la continuité de la géologie et des teneurs.

Les « ressources minérales présumées » constituent la partie des ressources minérales dont on peut estimer la quantité et la teneur ou qualité sur la base de preuves géologiques et d'un échantillonnage restreint et on peut raisonnablement présumer, sans toutefois la vérifier, de la continuité de la géologie et des teneurs. L'estimation est fondée sur des renseignements et un échantillonnage restreints, recueillis à l'aide de techniques appropriées à partir d'emplacements, tels des affleurements, des tranchées, des puits, des chantiers et des sondages.

Les « ressources minérales mesurées » sont la partie des ressources minérales dont la quantité et la teneur ou qualité, la densité, la forme et les caractéristiques physiques sont si bien établies que l'on peut les estimer avec suffisamment de confiance pour permettre une considération adéquate de paramètres techniques et économiques en vue de justifier la planification de la production et l'évaluation de la viabilité économique du dépôt. L'estimation est fondée sur des renseignements détaillés et fiables relativement à l'exploration et aux essais, recueillis à l'aide de techniques appropriées à partir d'emplacements tels des affleurements, des tranchées, des puits, des chantiers et des sondages dont l'espacement est assez serré pour confirmer à la fois la continuité de la géologie et des teneurs.

DÉNOMINATION ET CONSTITUTION

La société a été constituée par acte et statuts constitutifs en vertu de la loi intitulée *Company Act* de la Colombie-Britannique le 29 janvier 1986, sous la dénomination *303752 B.C. Ltd.*, avec un capital autorisé de 10 000 000 d'actions ordinaires sans valeur nominale. Aux termes d'une série de résolutions extraordinaires adoptées par les actionnaires de la société, cette dernière a changé sa dénomination pour Crew Minerals Inc., par voie d'un certificat du registraire des sociétés daté du 15 avril 1986, pour Asia-Pacific Ressources Ltd., par voie d'un certificat du registraire des sociétés daté du 20 avril 1988 et pour Asia Pacific Ressources Ltd., par voie d'un certificat du registraire des sociétés daté du 30 août 1995. Par voie de résolutions extraordinaires adoptées par les actionnaires de la société le 29 janvier 1988, le capital autorisé de la société a été augmenté à 50 000 000 d'actions ordinaires sans valeur nominale. Par voie de résolution extraordinaire adoptée par les actionnaires de la société le 12 avril 1995, le capital autorisé de la société a été augmenté à 200 000 000 d'actions ordinaires sans valeur nominale. Par voie de résolution extraordinaire adoptée par les actionnaires de la société le 26 août 1996, le capital autorisé de la société a été augmenté à 2 000 000 000 d'actions ordinaires sans valeur nominale.

Le siège social de Asia Pacific est sis au 800 West Pender Street, bureau 615, Vancouver (Colombie-Britannique) V6C 2V6 et son bureau principal est situé au, 595 Howe Street, 10e étage, Vancouver (Colombie-Britannique) V6E 2T5.

RELATIONS INTERSOCIÉTÉS

Metro Resources Company Limited

Metro Resources Company Limited (***Metro***) a été constituée sous le régime des lois du Territoire du Yukon, au Canada, le 23 août 1996 et a été prorogée dans la province de Colombie-Britannique, le 14 janvier 1999. Metro, qui est une filiale en propriété exclusive de la société, est propriétaire d'une participation de 27,54 % dans Asia Pacific Potash Corporation Limited (***APPC***).

Wildemere Limited

Wildemere Limited (***Wildemere***) a été constituée sous le régime des lois de la Thaïlande afin de détenir une participation de 15 % dans APPC, pour ainsi se conformer aux règles en matière de propriété dans ce pays. La société détient la totalité des actions comportant droit de vote de Wildemere, soit 49,25 % du capital-actions de Wildemere et les membres de la direction thaïlandais détiennent des actions privilégiées non participantes qui comptent pour 50,75 % du capital-actions.

Asia Pacific Potash Corporation Limited

APPC est une société constituée sous le régime des lois de la Thaïlande qui s'est vue accorder le droit d'effectuer des travaux d'exploration et de mise en valeur sur la concession Udon Thani. La société détient une participation directe de 47,5 % dans APPC, ainsi que des participation supplémentaires indirectes dans celle-ci, par l'entremise de ses filiales en propriété exclusive, Metro et Wildemere, s'élevant respectivement à 27,5 % et 15 %. APPC contrôle également plusieurs sociétés de portefeuille de la Thaïlande qui sont propriétaires de quelque 2,0 km² de terrains qui seront employés pour les installations de surface du projet concernant la mine Somboon.

ORGANIGRAMME


ASIA PACIFIC RESOURCES LTD
(société de la Colombie-Britannique)
100 %
100 %
WILDEMERE LIMITED
(société de la Thaïlande)
47,5 %
MÉTRO RESOURCES COMPANY LIMITED
(société du Yukon)
15 %
27,5 %
ASIA PACIFIC POTASH CORPORATION
(APPC)(1)
(société de la Colombie-Britannique)

1) Le gouvernement de la Thaïlande possède 10 % de APPC.

ÉVOLUTION GÉNÉRALE DES ACTIVITÉS

Antécédents

Asia Pacific détient, par l'entremise de ses filiales, une participation nette de 90 % dans certains projets visant des gisements de potasse situés à proximité de Udon Thani, en Thaïlande, dont elle assume la totalité des coûts de mise en valeur et de construction et dans lesquels le gouvernement de Thaïlande détient une participation de 10 %.

En octobre 1984, aux termes d'une convention de concession, APPC s'est vue accorder le droit d'effectuer les travaux d'exploration et de mise en valeur de gisements de potasse à l'intérieur du périmètre d'une concession du nord-est de la Thaïlande d'une superficie de 2 330 kilomètres carrés (***km²***) (la ***concession Udon Thani***), et de procéder à la production et à la mise en marché de minéraux potassiques en vue de leur vente commerciale. En 1992, en contrepartie de la somme de 69 510 $ et d'une redevance de 1½ % calculée sur 75 % des produits d'exploitation tirés de la vente de la production de potasse, la société a acquis le droit de gagner une participation de 75 % dans APPC, laquelle appartient à 10 % au gouvernement de la Thaïlande et à 15 % à Thai Central Chemical Company (***Thai Chemical***), sous réserve du droit de Thai Chemical d'accroître à volonté sa participation jusqu'à 27½ % en payant sa quote-part proportionnelle des frais d'exploration et de mise en valeur engagés. En 1995, Thai Chemical s'est prévalue de son option et, en 1996, a vendu sa participation de 27½ % dans APPC à Metro.

Le 15 juin 1998, la société a acheté 45 492 500 actions de Metro soit un bloc de contrôle de 88,6 %, moyennant une contrepartie au comptant de 4 700 000 $ et un billet à ordre au montant de 40 792 500 $. Metro détient une participation de 27,5 % dans APPC.

Le billet à ordre échut le 14 août 1998, ne rapportant aucun intérêt à cette date, mais 15 % ultérieurement. Metro était une société ouverte dont les actions étaient négociées à la cote de la Bourse de Vancouver. Les actions en ont par la suite été radiées, en janvier 1999.

En août 1998, la société a mené à bien un financement de 48 000 000 $, desquels 40 792 500 $ ont servi à rembourser le billet à ordre. Par la suite, en janvier 1999, la société a émis 615 428 actions ordinaires et acquis la totalité des actions restantes de Metro dont elle n'était pas déjà propriétaire, aux termes d'un plan d'arrangement. Metro est conséquemment devenue une filiale en propriété exclusive de la société.

Plan de position du projet


Emplacement stratégique
du projet Udon Thani
Chine
Myanmar
Hong Kong
Laos
mer de Chine
méridionale
Udon Thani
THAÏLANDE
Bangkok
Cambodge
Vietnam
Laem
Chabang
golfe de
Thaïlande
Malaisie
Malaisie
Indonésie
océan Indien

La participation de la société dans la propriété de la concession Udon Thani se répartit comme suit :

La société – directement et par l'intermédiaire de Wildemere	62½ %	(un intérêt économique direct de 69,4 %)
La société, par l'intermédiaire de Metro	27½ %	(un intérêt économique direct de 30,6 %)
Gouvernement de la Thaïlande	10 %	Intérêt passif

Acquisitions et dispositions d'importance

Aucune acquisition ou disposition d'importance n'a eu lieu durant l'exercice terminé le plus récent de la société.

Tendances

La direction n'a pas connaissance de quelque tendance, engagement, événement ou préoccupation qui a, ou que l'on serait raisonnablement fondé de croire susceptible d'avoir, d'importantes répercussions sur la situation commerciale ou financière de l'émetteur ou ses résultats exploitation en date du présent prospectus, sauf ceux décrits aux présentes ou survenant dans le cours normal des activités de la société.

PROPRIÉTÉ

Introduction

En 1993, la société a entamé les travaux d'exploration dans l'aire de la concession. Au fur et à mesure de la cueillette des échantillons sur le terrain, divers consultants ont été mandatés d'exécuter des études de préfaisabilité et, ultimement, des études de faisabilité pour démontrer que le projet est apte à bénéficier d'un concours bancaire.

La société a identifié deux gisements de potasse à l'intérieur de la concession Udon Thani, soit le gisement Somboon et un deuxième, plus considérable, le gisement Udon situé à peine à 10 kilomètres au nord du gisement Somboon.

Au cours de 1998, une étude de faisabilité exhaustive (l'***étude de faisabilité***) a été préparée à l'égard du gisement Somboon, par les consultants suivants :

Kilborn Western Inc. (***KWI***)

Responsable de la géologie et de l'exploitation minière, notamment de l'estimation des ressources (KWI Volume 1), des installations de surface de la mine (KWI Volume 2), des installations de chantier de la mine et de la mise en oeuvre et des coûts du projet (KWI Volume 3).

Sandwell Engineering Inc. (***Sandwell***)

Responsable du rapport sur les systèmes de transport (Sandwell, août 1998) et, par la suite, du rapport d'activité sommaire reformulé daté du 20 décembre 2001

TEAM Engineering Consultants (***TEAM***) et BTG-Golder Ltd. (***BTG-Golder***) ont été mandatées de préparer une évaluation de l'impact sur l'environnement (***ÉIE***) devant être soumise au gouvernement de la Thaïlande.

Après l'étude de faisabilité, en plus du sommaire exécutif modifié préparé par Sandwell la société a fait exécuter les études suivantes :

International Environmental Management Ltd. (***IEM***)

Le personnel de IEM était en charge de diriger et de préparer globalement l'ÉIE par TEAM et BTG Golder. Dans le cadre de l'ÉIE, on a procédé à des analyses supplémentaires pour que l'ÉIE soit davantage susceptible de respecter les lignes directrices de la Banque Mondiale, et dans le but de préparer le rapport d'activité sommaire à l'égard de cette ÉIE en vue de l'intégrer au présent prospectus.

Micon International Inc. (***Micon***)

Préparation d'une évaluation économique et financière du projet Somboon reposant sur les rapports présentés en 1998 par KWI et Sandwell, traitant des deux changements potentiels à l'étude de faisabilité de KWI, qui consisteraient à

- adopter le plan de rechange concernant l'élimination de la saumure dont le rapport de KWI fait la description et indique les frais engendrés; et
- devancer de trois ans le commencement des travaux de remblayage et à augmenter les frais d'exploitation, mais à réduire la taille et le coût des surfaces réservées pour les bassins des sels et de la saumure résiduels.

H.A. Simons Ltd. (***Simons***)

Simons a été mandatée de préparer un modèle géologique à l'égard du gisement Udon.

Description et emplacement

Le gisement Somboon et le gisement de plus grande taille qui recèle des teneurs inférieures, le gisement Udon, sont situés à environ 500 km au nord de Bangkok, à quelque 15 km de la ville moderne de Udon Thani (350 000 habitants) dans le nord-est de la Thaïlande. De toute la propriété, c'est le gisement Somboon qui a fait l'objet des travaux d'exploration les plus intensifs. Le gisement Somboon couvre une surface d'environ 32 km^2 et le gisement Udon couvre une surface de quelque 60 km^2.

La date d'effet de la convention relative à la concession est le 4 juin 1993. La convention relative à la concession prévoit que toutes les zones d'exploration visées par les permis d'exploration Atchaybats spéciaux (les ***PES***) ne seront plus valides le 4 juin 2003, à moins qu'une décision positive ne soit prise quant à la production commerciale et que les demandes d'obtention de Prathanabats (licences minières) ne soit présentées.

La société détient présentement une superficie de 192 km^2 assujettie à des Atchayabats spéciaux à l'intérieur de la zone de concession. Aux termes des Atchayabats spéciaux, la société doit poursuivre les activités d'exploration et de mise en valeur minière à l'intérieur de cette zone en engageant des dépenses d'exploration et de mise en valeur minimum de 480 000 $ US pendant la période du 4 juin 2001 au 4 juin 2003. La société a déjà engagé d'environ 186 000 $ US jusqu'à cette date.

Plan de position du gisement


UDON THANI
CHAMPS UDON
CHAMPS SOMBOON
LÉGENDE
Limites de la licence de prospection spéciale
Route principale
Voie ferrée
ASIA PACIFIC POTASH CORP. LTD.
CONCESSION DE POTASSE UDON THANI
Limites de la licence de prospection spéciale
COMPILÉ PAR : KSC
DATE : 25 JAN. 2002
DESSINÉ PAR : CHB
ÉCHELLE : 1:400 000

2) La zone ombrée supérieure représente la ville de Udon Thani.

3) La zone ombrée du milieu représente le gisement Udon.

4) La zone ombrée inférieure représente le gisement Somboon.

Les Prathanabats accorderaient à APPC le droit exclusif d'extraire, de traiter, d'apprêter, d'enlever, d’ensacher et d'entreposer toute la potasse qui se trouve à l'intérieur ou au-dessous de la zone d'exploitation minière, ainsi que le droit d’ériger, d'entretenir et d'exploiter une mine et ses installations connexes. Au soutien de la demande d'obtention de Prathanabats, l'étude de faisabilité et l'évaluation de l'impact sur l'environnement du projet Somboon doivent être déposées. La durée des baux miniers Prathanabats pourra s'étendre jusqu'à 25 années, sa durée exacte étant le temps nécessaire pour permettre à APPC d'extraire entièrement les réserves prouvées et probables du gisement telles qu’établies au moment où la demande d'obtention des Prathanabats a été déposée.

Dès qu'elle aura obtenu le Prathanabat, APPC devra verser 5 000 000 $US au gouvernement thaïlandais. En outre, le gouvernement a droit à une redevance de 7 % sur le prix FAB à la mine à l'égard de la potasse extraite, traitée et enlevée de la zone d'exploitation minière. En outre, APPC a dû contribuer 225 000 $US en 1994 et, ultérieurement, 250 000 $US par année au fonds thaïlandais de bourses d'études sur la potasse, que le ministère des ressources minérales thaïlandais affectera à l'attribution de bourses d'études, à la formation du personnel, au matériel et à d'autres installations de recherche du domaine de la potasse et des phosphates. Cette contribution sera réduite à 200 000 $US par année dès le lancement de la production commerciale. Elle sera d'ailleurs réduite davantage par les paiements effectués au gouvernement au titre des droits de surface.

Durant toute année ultérieure à la cinquième année après le commencement de la production (soit la première période de 30 jours consécutifs au cours de laquelle la production quotidienne moyenne de potasse se déroule au rythme d'au moins 70 % de la capacité technique de l'installation de production), si la production de potasse :

i) dépasse la capacité de production nominale (sous réserve d'une marge de 5 %); ou

ii) dépasse 2 100 000 tonnes de potasse ; ou

iii) les dépenses en immobilisations de APPC n'excèdent pas un certain seuil minimum de dépenses en immobilisations (soit 350 000 000 $US en dollars américains de 1981 au titre d'une capacité annuelle de 2 000 000 de tonnes),

alors la quote-part du gouvernement des rentrées nettes de fonds au cours de toute année civile sera rajustée comme suit : si le taux de rendement interne de APPC se situe entre 20 % et 30 %, la quote-part du gouvernement des rentrées nettes de fonds sera de 25 %, si le taux de rendement interne se situe entre 30 % et 35 %, la quote-part du gouvernement des rentrées nettes de fonds sera de 30 %, si le taux de rendement interne se situe entre 35 % et 40 %, la quote-part du gouvernement des rentrées nettes de fonds sera de 40 %, et si le taux de rendement interne est d'au moins 40 %, la quote-part du gouvernement des rentrées nettes de fonds sera de 50 %. Tout agrandissement important postérieur à la période de production initiale de 5 ans sera réputé un nouveau projet qui nécessitera un calcul similaire du partage du bénéfice.

La convention relative à la concession

La convention relative à la concession prévoit que l'effectif de APPC doit compter au moins un géologue ressortissant thaïlandais. Dans les trois années après le commencement de la production commerciale, 100 % de la main-d'oeuvre non spécialisée, 75 % de la main-d'oeuvre spécialisée, 75 % du personnel de bureau, 50 % des techniciens et contremaîtres, et 50 % des gestionnaires et des professionnels doivent être composés de ressortissants thaïlandais, et, jusqu'à la huitième année, ces proportions devront augmenter à 100 % de la main-d'oeuvre non spécialisée, de la main-d'oeuvre spécialisée et du personnel de bureau, et 85 % des techniciens, contremaîtres, gestionnaires et professionnels.

La convention relative à la concession et la convention entre actionnaires datée du 29 novembre 1994 entre la société et Metro prévoit que le conseil d'administration de APPC sera formé d'au plus 10 administrateurs, dont un administrateur est un représentant du gouvernement de la Thaïlande, six représentent la société, et trois représentent Metro. En juin 1998, la société a pris le contrôle de Metro. En janvier 1999, aux termes d'un plan d'arrangement, la société a acquis le reste des actions en circulation auprès des actionnaires minoritaires de Metro, acquérant ainsi la propriété de 100 % des actions en circulation de Metro, sur lesquelles elle exerce une emprise.

Tout différend à l'égard de la convention relative à la concession qui ne peut être résolu par entente mutuelle entre APPC et le ministère de l'Industrie sera soumis au ministre de l'Industrie de la Thaïlande. Si le ministre ne tranche pas ce différend au cours d'une période de 60 jours ou si l'une des parties n'est pas satisfaite de la décision du ministre, la question pourra être portée en arbitrage. APPC et le gouvernement de la Thaïlande nommeront chacun leur propre arbitre, et ces arbitres nommeront un troisième arbitre, qui ne devra pas être un citoyen, un ressortissant ou un résident de la Thaïlande ou des États-Unis, mais plutôt une personne anglophone originaire de la Thaïlande. La procédure d'arbitrage se déroulera conformément aux règles d'arbitrage commercial en vigueur en Thaïlande, et la décision des arbitres sera définitive et exécutoire pour les parties.

La participation de la société dans les gisements Somboon et Udon est assujettie à une redevance variant entre 1 ½ % et 75 % du revenu FAB à la mine visée par APPC, ou payable à celle-ci, à l'égard de la vente de potasse. La redevance est payable à trois parties, dont une est une société fermée qui appartient à John Darch, administrateur de la société, et les membres de sa famille.

Accessibilité, climat, ressources locales, infrastructures et physiographie

La province de Udon Thani compte environ 1,5 millions d'habitants, dont plus de 70 % vivent dans les zones rurales en périphérie des agglomérations municipales. L'agriculture en est le moteur économique. Udon Thani est très peu industrialisée et la plupart des usines se spécialisent dans le secteur agricole. Udon Thani est l'une des provinces thaïlandaises les plus pauvres.

Le terrain dans la région du projet Somboon est relativement plat et repose 200 m au-dessus du niveau de la mer. Les installations de surface couvriront environ 2 km^2 de terrains. La plupart des terrains du projet qui se trouvent à proximité de la zone désignée pour la construction des installations de surface ont déjà été achetés auprès de leurs propriétaires, qui les ont vendus de leur propre gré, moyennant un supplément par rapport au prix du marché. Les activités d'abattage souterrain envisagées se dérouleront sous une superficie de 25 km^2 de terrains situés au sud des installations de surface. L'emplacement envisagé pour la mine n'est pas à proximité de zones faisant l'objet d'une protection environnementale.

La température moyenne de 26°C oscille entre des maximums moyens de 32,1°C et des minimums moyens de 21,6°C. Cette région reçoit en général 1439,7 mm de précipitations par année, avec des précipitations qui atteignent 211 à 280 mm à leur plus fort durant la saison humide d'août et sont inférieures à 81 mm au cours des autres mois.

Une voie ferrée dont la société des chemins de fer de l'État thaïlandais (***SRT***) est propriétaire et exploitant se trouve à moins d'un kilomètre de l'emplacement envisagé pour la mine. Cette voie ferrée est actuellement sous-utilisée. L'accès par voie ferrée à l'emplacement sera pratiqué sur un terrain appartenant à APPC. On a également accès à ce site par une route à chaussées séparées qui sert de route principale reliant Udon Thani et Bangkok.

Historique

La concession Udon Thani a été octroyée en 1984, quoi qu'elle n'ait pas fait l'objet de travaux d'exploration avant 1993. La concession Udon Thani, qui couvrait à l'origine 2 330 km^2, a été diminuée à 1,726 km^2 en 1996, puis à 850 km^2 en 1998 et à 192 km^2 en juin 2001. La diminution réalisée en juin 2001 n'a eu aucune incidence sur le projet minier de Somboon.

Cadre géologique

La province de Udon Thani se situe à 16°8' de latitude N et à 102°47' de longitude E, sur le Plateau de Khorat, au nord-est de la Thaïlande. La chaîne Phu Phan divise ce plateau en deux bassins de sel gemme, soit les bassins Sakhon Nakhon et Khorat. Udon Thani est située à l'intérieur du bassin de Sakhon Nakhon. La surface topographique de cette région est située à environ 180 à 208 m au-dessus du NMM. Cette région est adjacente aux terres hautes d'où s'écoulent les cours d'eau locaux pour s'acheminer vers les terres basses.

Le district minier est à environ 180 à 208 m au-dessus du NMM. Cette région est située en plein centre des terres hautes régionales, d'où s'écoulent les cours d'eau locaux pour s'acheminer vers les terres basses. Le paysage de la région est plat et généralement recouvert de rizières alimentées par les précipitations.

La zone de la concession Udon Thani occupait initialement quelque 20 % de la région du bassin de Sakhon Nakhon, sur le plateau de Khorat, au nord-est de la Thaïlande. Les sédiments du plateau de Khorat forment le groupe Khorat, un gisement continental qui couvre le centre du Laos, le Cambodge, l'ouest du Vietnam, le nord-est de la Thaïlande et la province de Sichuan, dans le sud de la Chine. En Thaïlande, le groupe Khorat, une épaisse série clastique, forme le socle de la formation Maha Sarakham. Le groupe Khorat date pour bonne partie du Crétacé inférieur et du Jurassique.

La formation Maha Sarakham renferme trois unités évaporitiques distinctes nommées les unités salifères inférieure, médiane et supérieure, respectivement. Les unités salifères sont chacune recouvertes d'unités clastiques brun-rouge nommées respectivement les unités clastiques inférieure, médiane et supérieure. L'unité salifère inférieure renferme une minéralisation de potasse.

Le grès, la siltite et les shales de la formation Phu Thok reposent en discontinuité au-dessus de l'unité clastique supérieure de la formation Maha Sarakham.

Le reste de la zone visée par la concession Udon Thani s'étend sur 192 km2 dans le bassin de Sakon Nakhon. Le projet Somboon est situé à environ 15 km au sud-est de la ville de Udon Thani et couvre quelque 30 km^2.

La surface relative à la mine Somboon est éloignée de toutes les zones de failles importantes. Il y a de petites failles régionales à environ 20 km du site du projet; cependant, il n'existe qu'une faible possibilité d'activité sismique.

Exploration et minéralisation

Bien que la concession Udon Thani ait été octroyée en 1984, elle n'a pas fait l'objet de travaux d'exploration avant 1993, année au cours de laquelle APPC a terminé la phase 1 d'un programme d'exploration relatif à la concession Udon Thani. Cette phase comportait un programme d'exploration initial de sept forages sur 1 km et des programmes, de levés sismiques, de cartographie et d'arpentage.

La deuxième phase du programme d'exploration a été entamée au début de 1994, pour prendre fin au mois de mai 1995, et a comporté le forage de 46 trous de forage au diamant supplémentaires ayant permis de délinéer la minéralisation dans le gisement de potasse, à l'intérieur de la zone où il a été découvert à l'origine, soit le gisement Somboon. Les travaux complétés ont également comporté une série de 35 profils sismiques sur quelque 142 km au total. Cette approche géophysique a été employée dans le but d'analyser les structures sous la surface et d'établir des cibles de forage. Les résultats de ce programme ont permis de confirmer la présence d'un gisement de sylvinite de grande qualité, à une profondeur moyenne de 300 mètres.

Une campagne de forage de reconnaissance comportant le forage de neuf trous espacés a été réalisée au nord du gisement Somboon et a permis de rejoindre le gisement Udon.

La troisième phase du programme d'exploration a été terminée au début de 1996. Des levés sismiques réflexion ont été réalisés sur une distance approximative de 300 km et 95 trous de forage ont été réalisés au total à l'égard des gisements Somboon et Udon, ce qui a permis de délimiter la ressource minérale de sylvinite dans ces zones. En ce qui a trait au gisement Somboon, le forage d'un total de 65 trous a conduit à la délinéation de la ressource minérale globale de sylvinite.

Le programme d'exploration et de mise en valeur exécuté en 1996/97, a comporté au total 160 trous de forage au diamant, des levés sismiques réflexion bi-dimensionnels portant sur une distance approximative de 500 km, ainsi que diverses autres campagnes de prospection géologique par forages intercalaires et autres études géotechniques et métallurgiques. D'autres levés 2D ont été réalisés, en 1999, sur une distance de 35 km au-dessus du gisement Udon, portant la distance totale couverte par ces levés à 535 km. Au cours du premier trimestre de 2000, sept trous de forages intercalaires ont été forés à des endroits stratégiques au-dessus du gisement Udon afin d'établir les limites et la continuité de la ressource.

Les seuls minéraux de potasse qui ont été décelés jusqu'à présent sont la sylvite et la carnallite, qui se présentent en couches distinctes et dont la surface de contact révèle parfois un faible entrecroisement. Ces deux minéraux sont toutefois entrecoupés de halite, produisant ainsi les assemblages minéraux qualifiés respectivement de sylvinite et de carnallitite. La zone de sylvinite, qui recèle un potentiel commercial, est toujours sous-jacente à la zone de carnallitite et ne contient que des quantités négligeables de magnésium.

Forages et sondages de fonds

Les travaux de forage ont été exécutés sous contrat par Aztec Drilling Co., une société thaïlandaise dont le siège social est sis à Bangkok.

Un appareil de forage rotatif Ingersoll Rand muni d'un trépan tricône a servi à mettre en place le tubage au niveau de l'horizon salifère médian. Le tubage a par la suite été remplie de ciment. Bien qu'aucune carotte n'ait été recueillie, des éclats ont été ramassés et seront analysés ultérieurement.

On a conservé les tronçons des carottes de forage provenant de la partie inférieure du tubage, sous la zone de sylvinite contenue dans l'horizon de carnallitite, obtenus à l'aide de foreuses Longyear 38 et 44 sur camion. Des carottes de type HQ d'un diamètre 63.5 millimètres (mm) ont été recueillies. La circulation a été maintenue au moyen d'une solution saturée de chlorure de sodium. Une légère lixiviation sporadique de la minéralisation de sylvite à l'intérieur de la zone de sylvinite a été constatée puisque les fluides de forage étaient sous-saturés de potassium.

La récupération des carottes a été complétée dans la zone de sylvinite. On a noté la perte de carottes au niveau de la carnallitite sous-jacente, au moyen de la signature caractéristique des rayons gamma.

Une fois les sondages achevés, un carottage au rayonnement gamma a été exécuté dans chaque trou, avant de le sceller de bas en haut à l'aide de ciment Portland ordinaire. Durant la phase d'exploration du gisement Udon, on a également procédé à la diagraphie et au diamétrage des déviations.

Les résultats du carottage au rayonnement gamma ont été présentés par l'entrepreneur, Auslog, sous forme d'un registre de bandes de contrôle. Les divers types de roches que permettaient de distinguer clairement les résultats du carottage au rayonnement gamma comportaient le sel gemme (halite), l'anhydrite, des roches clastiques, de la sylvinite et de la carnallitite, mais il n'a pas été possible de dissocier les unes des autres les diverses unités de roches clastiques et de halite. Les importantes ruptures des formations en périphérie de l'intervalle sondé ont été identifiées à l'aide des résultats du carottage au rayonnement gamma.

Lorsque survenaient des situations inusitées comme la perte d'échantillons de carottage ou des cas de ravinement, ou la perte de fluides, on a eu recours à la diagraphie et au diamétrage des densités pour contre-vérifier les lithologies par rapport aux résultats du carottage au rayonnement gamma. Dès 1996 et à partir du trou No 103, la déviation de tous les trous de carottage a fait l'objet de sondages descendants à l'aide d'instruments de détection en continu de la direction.

Manipulation et sécurité des carottes

Les échantillons de carotte ont été mis en boîte, en prenant soin d'emballer dans du plastique ceux qui ont été tirés des formations salifères, puis transportés du site de leur prélèvement jusqu'aux installations d'entreposage des carottes de la société à Ban Nong Sung, dans la région de Somboon. Les carottes contenant du carbonate de potassium (sylvinite) ont été conservées dans les installations de carottage, tandis que toutes les autres ont été transportées jusqu'aux installations gouvernementales de traitement de carottes, à Khon Kaen, pour y être entreposées. Tous les échantillons de carottage ont été gardés sous clef dans les installations de stockage de carottes de Nong Sung et de Khon Kaen. Le personnel non autorisé n'a eu accès aux carottes que sous la supervision directe des géologues à l'emploi de APPC.

Toutes les carottes choisies pour y pratiquer une évaluation des teneurs ont été étiquetées, emballées dans des conteneurs de cellophane ou de plastique, puis scellées dans des boîtes avant leur expédition. Après avoir obtenu la permission spéciale des autorités du ministère des ressources minérales thaïlandais, les cargaisons d'échantillons de minerai ont été expédiées à partir des installations de carottage de Ban Nong Sung jusqu'à l'aéroport international de Bangkok, où les échantillons ont été pesés et enregistrés pour leur expédition à destination de Pioneer Laboratories et d'autres laboratoires indépendants du Canada, ou aux deux.

Diagraphie relative aux carottes

Les mesures relatives aux carottes ont été enregistrées par les géologues de APPC dans des installations d'entreposage des carottes louées par cette dernière. Les importantes ruptures des formations en périphérie de l'intervalle sondé ont été identifiées à l'aide des résultats du carottage au rayonnement gamma. La formation salifère inférieure pouvait être constatée en détail, visuellement, et sa profondeur établie d'après les blocs de métrage des boîtes des carottes.

Carottage

Après l'étape de la diagraphie, les intervalles échantillonnés ont été marqués par le géologue vis-à-vis des ruptures géologiques ou, si elles étaient plus courtes, à des intervalles de 50 cm, dans la zone de sylvinite, et à des intervalles de 1 mètre (***m***) dans la zone sous-jacente de carnallitite. Les couches interstratifiées n'ont pas fait l'objet d'un échantillonnage pour les trous antérieurs 95 à 63.

Les échantillons ont été pris par tranches de 1 cm équarri-sciées sur le sens de la longueur de la carotte, à l'aide d'une scie circulaire double à rainer. Des échantillons antérieurs ont été sciés à l'aide d'une lame ordinaire, d'abord à une profondeur de 12 à 15 mm, puis ensuite de 25 à 30 mm, avant d'utiliser la lame double à rainer. Les matières découpées on produit des éclats d'un grain fin à grossier et ces échantillons ont été divisés à l'aide d'un échantillonneur à riffles Jones par les techniciens du ministère des Ressources minérales (***MRM***) de la Thaïlande. Une partie des échantillons divisés a été expédiée aux laboratoires du gouvernement pour en faire évaluer la teneur, tandis que le reste a été remis à APPC pour qu'elle en évalue aussi les teneurs. Les échantillons témoins de Somboon ont été recueillis en 1996/97, et les carottes ont été sélectionnées en deux, puis en quatre parties. Toutes les carottes des trous forés après le trou N° 102 ont fait l'objet d'un échantillonnage provenant à la fois des techniques d'échantillonnage par entailles et par sectionnement en quatre. Les échantillons de APPC ont été expédiés au Canada en vue de confier l'évaluation initiale des teneurs à Pioneer Laboratories, de New Westminster (C.-B.). Trois laboratoires indépendants se sont également vus confier, à différentes étapes, le soin d'exécuter les programmes d'échantillons témoins et d'évaluation des teneurs, notamment la Saskatchewan Research Foundation, Chemex Labs Ltd. et Lakefield Research Ltd.

Levés

Les levés de reconnaissance et la disposition des trous ont été réalisés à l'aide d'un système mondial de localisation (***GPS***) portable. Le tracé des routes provient d'un arpentage par cheminement effectué au moyen d'appareils GPS montés sur camions.

Après la complétion de plusieurs trous une étude précise des questions de transport a été réalisée par un arpenteur-géomètre local.

Évaluation des teneurs

L'évaluation des teneurs a été réalisée par des laboratoires indépendants canadiens qualifiés en recourant à des techniques courantes dans l'industrie. Les échantillons provenant du chantier ont été pulvérisés par mortier et pilon et une quantité de 1 gramme (***g***) a été mise de côté pour les essais de digestion et pour analyse. Pour les échantillons des trous antérieurs aux trous 94 à 33, les essais de digestion ont été effectués avec 50 millilitres (***ml***) d'une solution contenant 50 % d'acide nitrique, puis on a soumis ces échantillons à une dilution par 100 ml d'eau avant de terminer les essais par ICP/ES. Pour les échantillons des trous antérieurs aux trous 94 à 33, les essais de digestion ont été effectués avec 50 ml d'eau à une température de 95° suivie d'une dilution par 100 ml pour terminer les essais par ICP/ES. Le changement aux essais par digestion dans l'eau a été apporté pour confirmer qu'aucune quantité de potassium ou de magnésium insoluble n'était présente dans l'eau.

Un programme d'assurance et de contrôle de la qualité des échantillons témoins et de l'évaluation des teneurs a été réalisé par KWI de manière à s'assurer que les teneurs de $K_2 0$ de Mg et de Ca rapportées étaient représentatives de la minéralisation divulguée auparavant à l'égard de Somboon. Le quart des carottes issues des intervalles choisis de sylvinite a fait l'objet d'évaluations de teneur plus approfondies par le laboratoire de SRC à Saskatoon, sous la supervision de KWI.

L'évaluation de la teneur des échantillons témoins, notamment les évaluations comparatives par la méthode d'analyse DMR, ainsi que les calculs relatifs au bilan massique, ont tous révélé des teneurs moyennes de K20 équivalentes aux analyses rapportées des échantillons de carottes. Les teneurs dégagées des échantillons et leurs épaisseurs ont ensuite été interpolées à l'intérieur du modèle géologique relatif à Somboon.

Projet de potasse Somboon

Le projet de potasse Somboon comportera l'extraction du minerai de sylvinite depuis une couche d'une épaisseur de 3,5 m, se trouvant entre environ 300 et 400 m de profondeur. La mine sera entièrement souterraine, comportant deux rampes d'accès inclinées. La sylvite sera récupérée à même le minerai de sylvinite dans une usine de surface employant un procédé de flottation, de cristallisation et d'évaporation. La potasse séchée sera expédiée sur la voie ferrée existante jusqu'au port de Laem Chabang d'où elle sera exportée, ou par transport routier jusqu'aux clients thaïlandais. Environ quatre-vingt pour cent de la production fera l'objet d'une mise en marché outre-mer, surtout en Asie du Sud-est et en Chine. Le sel pour usage industriel sera récupéré à partir de la saumure de traitement et vendu sur le marché international, ainsi qu'aux grandes sociétés de Thaïlande.

Minéralisation du gisement de Somboon

Le gisement de Somboon a un tracé irrégulier d'une longueur atteignant 10 km (E-O) et d'une largeur de 6 km (N-S), et repose à une profondeur entre 300 et 400 mètres (***m***) au-dessous de la surface. L'épaisseur de la minéralisation est variable, atteignant jusqu'à 10 m mais se chiffrant en moyenne à 3,4 m. Son pendage est en général inférieur à 15 %, de direction descendante d'ouest en est, et plus plat à l'est. La potasse est recouverte d'un chapeau de chlorure de sodium d'une épaisseur variant entre 1 m et 7 m (4 m en moyenne) qui soutiendra l'unité clastique inférieure plus faible. À plusieurs endroits la potasse repose sur de la carnallitite qui pourrait se décomposer au contact de l'humidité.

Un horizon de potasse ne peut être exploité de manière rentable que s'il a une grande continuité. Il n'est pas pratique de démontrer la continuité des horizons de potasse à l'aide de forages à intervalles rapprochés puisqu'on laisse en place une colonne de minéralisation autour de chaque trou de forage pour éviter que les trous mal bouchés en surface ne permettent des infiltrations d'eau. Par conséquent, les détails de la lithologie et de la structure sont établis d'après des méthodes géophysiques, surtout des levés sismiques par réflexion, pour démontrer la continuité latérale. Dans le gisement Somboon, un mince horizon d'argilite et une zone minéralisée de borate blanc, à l'intérieur de l'horizon de potasse de l'unité salifère inférieure, sert d'indicateur de la continuité du gisement. L'horizon repère des minéraux argileux a une épaisseur moyenne de 0,1 m, mais celle-ci diminue parfois jusqu'à 0,01 m, et, en fait, il était présent dans certains trous sous forme de bande de sel sale qu'il a été difficile d'identifier au repère.

Pour établir la continuité de l'horizon de potasse, deux cheminements nord-sud et deux cheminements est-ouest ont été choisis. Les tronçons de carotte provenant de l'unité salifère inférieure dans chacun des trous concernés par les cheminements ont été soumis à un examen visuel plus approfondi qu'au moment de la diagraphie plus générale, afin d'identifier les horizons repère d'argilite et de borate blanc.

Stock de ressources minérales

Lorsqu'un modèle géologique a été terminé pour le gisement Somboon, chaque bloc du modèle a été classé dans la catégorie des ressources mesurées, indiquées ou présumées. Le classement suit les recommandations du Conseil de l'ICM publiées dans le document intitulé *Ad Hoc Committee Report, Mineral Resource/Reserve classification : Categories, Definitions, and Guidelines*, bulletin de l'ICM, septembre 1996. *Il faut noter que, de l'avis de Micon, il n'y aurait aucune différence importante si les blocs étaient classés selon le document de l'ICM du 20 août 2000 intitulé* Definitions and Guidelines, *tel que l'exige la NC 43-101.*

KWI a préparé, dans l'étude de faisabilité, l'estimation des stock de ressources minérales ci-dessous qui tient compte des recommandations du comité permanent de l'ICM.

ESTIMATION DES RESSOURCES MINÉRALES

Catégorie de ressource	**Tonnes (millions)**	**Épaisseur moyenne (mètres)**	**Teneur moyenne (%) K_2O**	**Mg**
Mesurées	78	4,3	22,9	0,10
Indiquées	147	4,0	23,7	0,10
Sous-total	**225**	**4,1**	**23,4**	**0,10**
Présumées	75	3,1	16,3	0,12

KWI a exprimé l'avis selon lequel les niveaux de confiance associés à la fois aux ressources mesurées et indiquées étaient suffisamment élevés pour justifier leur utilisation dans l'étude de faisabilité. Micon partage cet avis.

L'évaluation préparée par KWI pour l'étude de faisabilité de 1998 était précisée en tant que ressource, plutôt que réserve, parce que l'évaluation financière était exclue de la portée des travaux de KWI et également parce que les études détaillées menées par les consultants spécialisés sur la question de transport, de commercialisation et d'environnement n'avait pas été analysée à fonds. Micon est d'avis que les paramètres techniques et la méthodologie utilisées par KWI répondent aux critères de la détermination des réserves dans le cadre de la NC 43-101.

Le modèle utilisé pour établir la ressource minérale, qui est présentée dans le tableau ci-dessous, a été refait pour intégrer la dilution découlant des épontes supérieure et inférieure, l'épaisseur exploitable minimum de la zone de sylvinite, une teneur minimum de 15 % de K_2O, et les zones d'exclusion établies par l'interprétation des données sismiques et géologiques. KWI a utilisé l'expression ressources exploitables (*extractable resources*) pour décrire ce modèle de la ressource minérale qui incluait encore les piliers devant être laissés sur place.

De l'avis de Micon, les *ressources exploitables* de KWI constituent la première étape du processus d'évaluation des réserves. Il s'agit des ressources minérales diluées qui sont en place et qui serviront à déterminer les réserves minérales après déduction des pertes d'extraction minière et l'application de l'évaluation économique.

En utilisant ce bassin de réserves, KWI a préparé un plan d'exploitation minière par chambres et piliers qui permettrait la récupération de 111,8 tm d'une teneur moyenne de 23,53 % K_2O et de 0,19 % Mg. Comme l'étude d'impact sur l'environnement a été approuvée, et puisqu'elle a examiné les études de transport et de commercialisation et préparé l'évaluation financière, Micon est convaincue que l'évaluation de KWI de 111,8 tm respecte toutes les normes de la NC 43-101 concernant une réserve minérale.

KWI n'a pas consigné dans son étude le classement de la matière devant être extraite dans le cadre de l'exploitation minière. Pour cette raison, Micon a classé la totalité des réserves comme probables, comme le démontre le tableau suivant. Puisque quelque 38 pour cent des réserves du modèle révisé de minage sont classées réserves mesurées, Micon recommande d'autres études pour améliorer la classification d'une proportion identique des réserves.

ESTIMATION DES RÉSERVES MINIÈRES

Catégorie de ressource	Tonnes (millions)	Épaisseur moyenne (mètres)	Teneur moyenne (%)	
			K_2O	Mg
Réserves probables	112	4,2	23,5	0,19

Plan de production

KWI a préparé le plan d'exploitation de la mine Somboon, comportant l'abattage par chambres et piliers et prévoyant la livraison estimative à l'usine de 112 Mt titrant en moyenne 23,5 % de K2O. L'extraction de 5,8 à 6,1 Mt de minerai de sylvinite par année dans le but de produire 2 Mt de potasse et 0,2 Mt de sel à usage industriel par année résultera en une durée de vie d'environ 21 années pour la mine.

Exploitation minière

En raison de la faible profondeur du corps minéralisé, généralement inférieure à 350 mètres (***m***), la mine aura deux rampes d'accès d'une longueur totale de quelque 2,7 km, d'une hauteur de 4,5 m et d'une largeur de 6,0 m, qui seront inclinées à un angle de 13 pour cent par rapport à l'horizontale. Les descenderies serviront à la fois au transport du minerai et des stériles, à la ventilation et comme voie d'accès pour les ouvriers. Une aire de service souterraine sera aménagée dans l'horizon salifère moyen plus profond, pour y effectuer l'entretien et la réparation du matériel affecté à l'abattage souterrain.

Depuis les galeries de roulage souterraines, des zones d'exploitation minière seront aménagées en empruntant la méthode des chambres et piliers en chevrons. Le matériel d'exploitation en continu, qui comptera au total dix machines lorsque la mine fonctionnera à pleine capacité, abattra le minerai à même les fronts de taille. Des panneaux seront exploités partiellement suivant la méthode d'abattage et remblai partiel pour réaliser un taux d'exploitation de 62 % à 70 %. Le minerai sera transporté depuis les fronts de taille jusqu'à la surface et acheminé à l'usine de traitement par une série de convoyeurs à courroie. Le plan d'exploitation minière prévoit le recours à des méthodes conventionnelles et à du matériel d'abattage ayant fait ses preuves.

La géologie sous-jacente compte des séries formées d'argilites et de sel (sel gemme) efficaces pour empêcher les eaux de surface de se déplacer en direction du corps minéralisé. Des essais de pompage et d'injection hydrogéologiques ont indiqué qu'il y a très peu de risques d'infiltration d'eau et, par conséquent, que l'opération d'exploitation minière souterraine ne posera pas de problème.

Remblayage

L'exploitation de la mine Somboon donnera lieu à une production annuelle de 2,0 Mt par année (***Mt/a***) de potasse et 3,8 Mt/a de sel résiduaire. Une petite partie de ce sel pourra être vendue aux marchés internes et internationaux après qu'il aura été traité pour devenir un sel d'utilité industrielle. L'entreposage en surface des sels résiduaires est une pratique répandue dans l'industrie, mais peut représenter un danger à long terme pour l'environnement lorsqu'il s'agit de quantités considérables.

APPC a choisi de remblayer autant que possible les salles d'abattage souterraines avec les sels résiduaires. En plus de renforcer les piliers, cette façon de procéder permet un taux d'extraction plus élevé et une réduction de l'affaissement de la surface. Cependant, il faudra retirer l'humidité excédentaire du remblai de stériles avant de le placer dans les salles, pour écarter le risque de dissolution des piliers et, plus particulièrement, des planchers de carnallitite.

Puisqu'il sera nécessaire de procéder à d'autres analyses et essais souterrains pour perfectionner le processus de remblayage, la mise en place en vraie grandeur des remblais ne commencera qu'à la troisième année de production. Jusque-là, les stériles seront entreposés dans une enceinte de confinement d'une capacité d'environ 10 Mt aménagée à la surface du site.

Traitement

L'usine de Somboon est conçue pour traiter en moyenne 5,8 Mt/a de minerai afin de produire 1,0 Mt de potasse standard (KCl), 1,0 Mt de potasse fine, et 0,2 Mt de sel d'usage industriel (NaCl à 99,5 %). L'adoption du plan de rechange relatif à l'évacuation de la saumure aura pour effet d'augmenter ces quantités.

Le processus de broyage repose sur des essais métallurgiques, des méthodes et du matériel éprouvés dans l'industrie. Les résultats des essais métallurgiques ont indiqué que le minerai est prêt à être traité par les méthodes conventionnelles de flottation, de séchage et de calibrage de la potasse.

À son entrée à l'usine, la matière est d'abord broyée pour en libérer le minerai, puis déschlammée pour en retirer les matières insolubles très fines. Un réactif est ajouté à cette matière, qui est ensuite conditionnée avant d'être soumise au processus de flottation, pour séparer la potasse (sylvite) du sel (halite). Le concentré de flottation est nettoyé et lixivié de manière à obtenir une concentration minimale de 60 % en équivalent K_2O. Ce concentré est alors séché et tamisé en vue de la distribution de particules de la taille requise.

L'ensemble des matériels et des procédés choisis pour l'usine sont similaires à ceux qui sont employés à l'heure actuelle dans l'industrie. Il est prévu qu'à son rythme de production le plus élevé, l'usine permettra un taux de récupération de 90 %. Les produits finis seront acheminés par convoyeur jusqu'à un lieu d'entreposage sur le site, avant d'être chargés dans des camions pour les livraisons intérieures, ou dans des wagons à destination du terminal océanique de APPC, dans le Golfe de Thaïlande, pour les ventes à l'exportation.

Gestion des eaux et de la saumure

Les précipitations constitueront la principale source d'alimentation en eau pour les processus exécutés sur le site. Une quantité suffisante d'eau sera récupérée des eaux de ruissellement et des divers autres procédés, de sorte qu'il ne sera pas nécessaire de faire l'appoint en eaux de surface ou souterraines durant l'exploitation. La plus grande partie de l'eau de traitement sera conservée dans une piscine pour eaux de ruissellement/de traitement aménagée le long de la limite nord du site.

La moyenne des précipitations pour le site sera supérieure aux estimations relatives à la consommation d'eau par évaporation sur le site et par utilisation des eaux de traitement. Ce qui signifie que le site sera autosuffisant en eau. Les eaux de ruissellement seront analysées et réintroduites dans l'environnement si elles ne sont pas contaminées. L'eau salée sera utilisée dans l'usine.

Un circuit d'évaporation/cristallisation de la saumure traitera les eaux de traitement excédentaires afin de produire du sel, un condensat propre et une saumure à teneur élevée en chlorure de magnésium ($MgCl_2$). Le sel sera dissocié de la saumure, séché et tamisé afin d'obtenir un produit fini. Le condensat sera analysé et réintroduit dans l'environnement.

KWI a proposé le recours à un puits profond pour l'évacuation de la saumure excédentaire. S'il n'est pas possible de trouver un endroit convenable pour ce puits, le plan de rechange élaboré à cet égard prévoit un deuxième circuit d'évaporation/cristallisation pour concentrer la saumure à fort pourcentage de $MgCl_2$. La saumure concentrée pourrait être vendue comme matière première pour la production de magnésium, mais le plan prévoit qu'elle sera enfouie, mélangée au sel de remblais ou placée dans une chambre d'entreposage spécifique.

Système de transport

Le plan de mise en marché part du principe que toute la production de sel et 410 000 t/a de potasse destinés à la consommation seront vendus FAB au site de la mine et camionnés. Le système de transport couvre les installations sur place en ce qui concerne le chargement des camions mais est surtout axé sur le chargement de la potasse dans les wagons, leur remorquage jusqu'à un port de déchargement qui sert d'installation d'entreposage dans le Golfe de Thaïlande, et le chargement de la potasse dans des navires à Map ta Phut ou à Laem Chabang en vue de sa vente sur les marchés internationaux.

APPC fournira et entretiendra 9 locomotives et 242 wagons fermés à vidage par le fond d'une capacité de 42 t. Les trains seront exploités par les équipes de SRT et couvriront plus de 700 km sur la ligne principale de SRT moyennant un tarif convenu. Le projet du système de transport prévoit des points de ravitaillement en carburant sur le site de la mine et dans le port, ainsi que la construction d'installations d'entretien entièrement équipées à proximité du port. Afin de minimiser les immobilisations, le matériel roulant et les locomotives seront prises à bail.

De manière générale, il est prévu que les cargaisons à destination des ports de l'Asie du Sud-est seront divisées en lots d'au plus 25 000 t, et les cargaisons à destination de la Chine, en lots d'au plus 60 000 t. Les installations d'accostage et de chargement des navires sont conçues pour accueillir des navires d'au plus 70 000 tonnes de port en lourd (***TPL***).

Évaluation environnementale

L'approbation du projet Somboon par les autorités de réglementation du gouvernement de la Thaïlande a nécessité la préparation d'un rapport d'évaluation de l'impact sur l'environnement (***ÉIE***), afin de présenter une étude préliminaire des facteurs environnementaux et socio-économiques, notamment un sondage sur les perceptions et les attitudes au sujet du projet auprès de la population directement concernée, ainsi qu'une évaluation de l'impact sur l'environnement, des plans d'atténuation des impacts sur l'environnement et des systèmes de surveillance. Un rapport d'ÉIE a été préparé pour APPC à l'égard de la mine de potasse Somboon et du port de Laem Chabang.

Mis à part les niveaux de bruit durant la construction et l'augmentation du trafic, les principales préoccupations portent sur le potentiel de salinisation des sols et sur la contamination des eaux de surface ou souterraines par infiltration ou déversement de saumure ou de polluants, comme des lubrifiants ou des produits chimiques. Des mesures d'atténuation et de surveillance convenables seront mises en place et devront être respectées.

L'ÉIE relative à la mine Somboon a été soumise au bureau des politiques et de la planification environnementales du ministère des Sciences, de la technologie et de l'environnement, en octobre 1999, et a été définitivement approuvée en février 2001.

Gestion et mise en oeuvre du projet

Durant les phases de la conception et de la construction, une petite équipe affectée au projet, appuyée par les représentants des actionnaires, coordonnera les activités des entrepreneurs chargés de l'ingénierie, de l'approvisionnement et de la construction (***IAC***), auxquels seront confiés les travaux. Il est prévu que les étapes déterminantes seront les suivantes :

Confier les travaux initiaux d'ingénierie et d'établissement des coûts	Mois 0
Terminer le programme de mise en valeur et attribuer les contrats relatifs à l'IAC	12e mois
Démarrer les travaux préparatoires sur le site	13e mois
Démarrer les travaux préparatoires relatifs aux rampes	15e mois
Entamer la construction de l'usine	15e mois
Travaux préparatoires initiaux relatifs la mine	45e mois
Lancement de l'usine	48e mois

Il est prévu que tout au plus 1 000 ouvriers seront nécessaires pour la construction, et la plupart d'entre eux seront recrutés dans la région de Udon Thani.

Estimation du coût des immobilisations

Le coût des immobilisations global relatif à la mine a été établi par KWI d'après un taux de change de 36,21 Baht par dollar US, tel que décrit ci-après. **L'estimé des coûts et des prix contenus aux présentes est fondé sur les taux de change, les coûts et les prix de 1998 et ne traduit pas nécessairement la viabilité économique actuelle ou future du projet Somboon. Voir la rubrique *Facteurs de risque*.**

SOMMAIRE DES DÉPENSES EN IMMOBILISATIONS SUR SITE DE L'ÉTUDE DE FAISABILITÉ DE 1998
en millions de dollars US de 1998

Année du projet	-3	-2	-1	+1	Total
Travaux préparatoires et infrastructures du site	20	35	18	2	75
Exploitation minière et remblayage	10	58	58	15	141
Usine	10	44	38	5	96
Coûts indirects	27	28	3`	5	91
Éventualités	6	17	26	5	54
Sous-total	**73**	**182**	**170**	**31**	**457**

Les coûts indirects incluent la construction des installations, les assurances, les premiers remblais et les pièces de rechange, le transport et les coûts reliés à la gestion des travaux d'ingénierie, de l'approvisionnement et de la construction. Le total des coûts reliés à la gestion des travaux d'ingénierie, de l'approvisionnement et de la construction compris dans l'estimation est de 43 millions de $ US.

L'évaluation des coûts d'investissement globaux relatifs au système de transport a été établie par Sandwell d'après un taux de change de 32 Baht par dollar US.

SOMMAIRE DES DÉPENSES EN IMMOBILISATIONS DE TRANSPORT DE L'ÉTUDE DE FAISABILITÉ DE 1998
en millions de dollars US de 1998

Année du projet	-3	-2	-1	+1	Total
Frais de transport ferroviaire et portuaires	-	11	33	2	46
Coûts indirects	-	1	6	-	7
Éventualités	-	1	4	-	5
Sous-total	**-**	**13**	**43**	**2**	**58**

APPC estime à 30 millions de dollars US les coûts de mise en valeur de son projet.

SOMMAIRE DES DÉPENSES EN IMMOBILISATIONS DES COÛTS ASSOCIÉS PAR LE PROPRIÉTAIRE DE L'ÉTUDE DE FAISABILITÉ DE 1998
en millions de dollars US de 1998

Année du projet	-3	-2	-1	+1	Total
Coûts assumés par le propriétaire	25	3	3	-	30
Total du projet	**98**	**198**	**216**	**33**	**545**

Les coûts assumés par le propriétaire comportent les frais reliés à la gestion d'entreprise et à la gestion interne du projet, le développement des marchés, l'acquisition du reste des terrains, les frais financiers et les autres intérêts, ainsi que les paiements devant être effectués à l'endroit du gouvernement de la Thaïlande. Jusqu'à présent, environ 20 millions de dollars US ont été consacrés aux travaux d'exploration et de mise en valeur du projet, et 45 millions de dollars US ont été affectés aux acquisitions, les autres frais d'entreprise n'ayant pas été inclus dans cette analyse.

Le taux de change actuel est environ 44 Baht par dollar US alors que le taux de change aux fins des rapports de Kilborne et de Sandwell variait entre 36,21 Baht (en ce qui a trait à Kilborne) et 32 Baht (en ce qui a trait à Sandwell) par dollar US. La direction est d'avis que la chute de la valeur du Baht entraînerait une diminution des dépenses en immobilisation de 545 millions de dollars US à 505 millions de dollars US.

Le fonds de roulement estimatif requis s'élève à 45 millions de dollars US, et sera plus élevé durant les quatre premières années de production.

Durant la période d'exploitation, certaines dépenses qui sont reliées à la mise en valeur continue de la mine, ainsi qu'aux importants travaux de remise en état et de remplacement du matériel, sont capitalisées et portées au compte des investissements de maintien. Les investissements de maintien pour la durée de vie la mine sont estimés à 140 millions de dollars US. Cette estimation prévoit l'affectation de 32 millions de $US à la conception et à l'entretien du système de gestion des résidus souterrain. Il est prévu que la plupart des dépenses reliées à ce système seront engagées durant la deuxième jusqu'à la quatrième année. On a également prévu, pour la 23e année, une somme de 15,5 millions de dollars US au titre des frais de déclassement.

Estimations des frais d'exploitation

Pour la durée de vie de la mine (***DVM***), les coûts de production unitaires par tonne de produit de potasse, compte tenu d'une provision de 10 % au titre des éventualités, s'élèvent à 31,00 $US à un taux de 1,00 $US = 40 Baht, tel que décrit sommairement ci-dessous. **L'estimé des coûts et des prix contenus aux présentes est fondé sur les taux de change, les coûts et les prix de 1998 et ne traduit pas nécessairement la viabilité économique actuelle et future du projet Somboon. Voir la rubrique *Facteurs de risque.***

Les frais d'exploitation de la mine établis par KWI se lisent comme suit :

COÛT UNITAIRE MOYEN PAR TONNE DE POTASSE POUR LA DVM en $US de 1998

	Main-d'œuvre	Matériaux	Carburant	Énergie	Total
Exploitation minière et remblayage	1,87	8,34	0,10	1,81	12,12
Broyage	0,79	3,50	4,57	2,05	10,91
Frais généraux et administratifs	0,33	0,73	-	0,07	1,13
Provision de 10 % au titre des éventualités	0,30	1,26	0,47	0,39	2,42
Solution de rechange pour l'évacuation de la saumure	-	-	-	-	4,42
Total	**3,29**	**13,83**	**5,14**	**4,32**	**31,00**

Les frais de main-d'oeuvre comportent le personnel salarié et les employés horaires, notamment un certain nombre d'employés recrutés à l'étranger qui ira en diminuant au cours des premières années alors que des gestionnaires seront formés localement pour travailler dans l'industrie de la potasse. À l'intérieur de la mine, les frais reliés aux matériaux comportent les biens de consommation comme les pièces des machines d'extraction, les courroies des convoyeurs et les boulons d'ancrage. En ce qui concerne l'usine, les principaux frais reliés aux matériaux concernent les réactifs. L'énergie électrique est achetée auprès de la société d'État qui fournit l'énergie électrique. Le carburant est acheté auprès d'un entrepreneur privé, qui en fera la livraison.

Les coûts de production et coûts estimatifs partent du principe que la mine et l'usine fonctionneront toutes deux 331 jours par année et que leur disponibilité, qui se définit comme le temps d'exploitation réel en pourcentage du temps de disponibilité total, sera de 62 % en ce qui a trait à la mine et de 94 % pour l'usine.

Les ventes à l'exportation de potasse sont présumées être FAB au port thaïlandais. Le tableau qui suit illustre les estimations de Sandwell des frais de transport de APPC depuis le chargement des wagons jusqu'au chargement des navires, compte tenu des ajustements en fonction du taux de change de 40 Baht par dollar US utilisé dans l'ensemble de l'évaluation du projet.

FRAIS DE TRANSPORT UNITAIRES
(Moyenne pour la durée de vie du projet à l'égard des ventes à l'exportation, en $/t KCl)
en $US de 1998

Tonnage annuel d'exportations	1 6000 000
Transport ferroviaire jusqu'au port (Map ta Phut)	7,05
Frais de prise à bail	2,03
Frais portuaires	1,99
Moyenne des coûts de transport	**11,11**

Il est prévue que toute la potasse destinée aux ventes à l'exportation sera expédiée par rail jusqu'au port de Map ta Phut. Les frais de transport ferroviaire payables à la SRT sont essentiellement reliés à l'utilisation des voies ferrées et des équipes de train de la SRT et ont été calculés jusqu'au port le plus éloigné de Map ta Phut. APPC fournira et entretiendra sa propre flotte de locomotives et de wagons. S'il est possible d'utiliser le port de Laem Chabang, cela devrait se traduire par une diminution des frais de transport ferroviaire d'environ 1 $US/t et une légère diminution de la flotte de matériel de roulement. Les paiements au titre du crédit-bail relatif au matériel roulant seront terminés au cours de la dixième année d'exploitation. Les frais portuaires comportent le déchargement des wagons, l'entreposage, les droits portuaires et le chargement des navires.

Les ventes intérieures tant de la potasse que du sel sont réputées être effectuées FAB au site de la mine et, par conséquent, ne donneront pas lieu à des frais de transport. Un montant annuel de 3 millions de dollars US a été prévu pour couvrir les frais de mise en marché et les frais de gestion d'entreprise, notamment ceux liés aux bureaux de Bangkok, tels qu'estimés par APPC.

Le total prévisionnel des frais d'exploitation moyens au comptant à bord des navires pour les ventes à l'exportation de potasse (sans crédit accordé au titre du sel) se lit comme suit, compte tenu des ajustements au taux de change de 40 Baht par dollar US :

SOMMAIRE DES FRAIS D'EXPLOITATION POUR LES VENTES À L'EXPORTATION DE POTASSSE
(Moyenne pour la durée de vie du projet)

	$US par tonne exportée
Total sur le site	31,00
Transport	11,11
Mise en marché et administration	1,50
Total FAB au port	**43,61**

La direction est d'avis que la chute de la valeur du cours du change du Baht en 1998 de 40 Baht = 1 $ US à son niveau actuel de 44 Baht = 1 $ US entraînerait une réduction des frais d'exploitation estimés à environ 41,70 $ US la tonne.

Si la ressource de Udon n'est pas mise en valeur, le projet Somboon sera mis hors de service peu après la fin des activités d'extraction minière. Le coût de la remise en état, estimé à 15,5 millions de dollars US, est inclus au poste des investissements de maintien. Les évaporateurs et séchoirs à sel demeureront en opération pour traiter les tas de stériles restants. Il est prévu que le produit réalisé à la vente d'environ 195 000 t/a de sel compensera amplement ces frais d'exploitation et les coûts reliés à la remise en état finale.

Le plan d'exploitation original prévoyait le recours à un puits d'une capacité nécessaire pour éliminer 1 800 000 m³ de saumure excédentaire par année. Il s'agit d'une technique largement répandue dans l'industrie. Cependant, puisque aucun emplacement convenable n'a été repéré, le plan proposé comporte un plan de rechange pour l'élimination de la saumure qui prévoit deux autres étapes d'évaporation pour réduire la quantité de saumure et concentrer davantage la saumure à forte teneur en $MgCl_2$. Ce scénario engendrerait une augmentation des frais d'exploitation de 4,42 $US/t de produit de potasse.

Si le plan de rechange d'élimination de la saumure est adopté dans son intégralité, la production moyenne annuelle supplémentaire devrait atteindre 20 000 tonnes de potasse, 207 000 tonnes de sel et 38 000 tonnes de chlorure de magnésium. L'on s'attend à ce que l'accroissement des produits d'exploitation tirés des ventes de potasse et de sel contrebalancera en partie l'augmentation des frais d'exploitation. La décision de mettre en oeuvre le plan de rechange d'élimination de la saumure devra être prise 27 mois avant la date prévue pour le démarrage.

Évaluation économique

Après l'achèvement de l'étude de faisabilité de KWI, APPC a identifié deux changements d'orientation potentiels qu'il y avait lieu d'apporter au projet :

- l'adoption de la solution de rechange concernant l'évaporateur pour l'élimination de la saumure présentée dans l'étude de faisabilité (entraînant une augmentation de 34 $US des coûts en capital et de 4,42 $US/t des frais d'exploitation).

- le devancement des travaux de remblayage censés être entrepris à la 6e année de production, pour les entamer plutôt à la 3e année de production de manière à maximiser la quantité de stériles retournée sous terre, pour des considérations environnementales. (réduction des coûts en capital 7,9 millions $US (APPC) et devancement des coûts en capital et des frais d'exploitation.)

Tous les faits divulgués à l'égard des ressources et réserves minérales, des concepts reliés aux procédés, des coûts en capital et frais d'exploitation préparés par KWI en vue de produire l'étude de faisabilité sont résumés le rapport Micon. Micon a été mandatée pour préparer le rapport Micon soit une évaluation économique et financière du projet Somboon en date du 25 janvier 2002.

Tous les faits divulgués à l'égard du système de transport sont résumés en date d'un rapport d'activité sommaire reformulé sur les rapports relatifs au système de transport daté du 20 septembre 2001, produit par Sandwell, et ces faits sont basés sur ce rapport. Tous les faits divulgués à l'égard de l'impact sur l'environnement et de l'impact social sont résumés en date d'une EIE datée du 25 janvier 2002, produit par IEM, et ces faits sont basés sur cette évaluation.

Le cadre de référence de Micon pour mener l'étude consistait à s'assurer que le modèle financier relatif au plan de la mine était juste, que les coûts estimatifs dégagés par les consultants mis à contribution étaient constatés avec précision, et que les changements d'orientation potentiels envisagés pour le projet depuis 1998 comportaient des coûts raisonnables et qu'il en était tenu compte, puis à préparer un rapport technique sur l'évaluation financière du projet.

L'estimé des coûts et des prix contenus aux présentes est fondé sur les taux de change, les coûts et les prix de 1998 et ne traduit pas nécessairement la viabilité économique actuelle ou future du projet Somboon. Voir la rubrique *Facteurs de risque.*

Le tableau suivant regroupe les éléments apportés par KWI, Sandwell et APPC, d'après les taux de change de 36,21 Baht, de 32 Baht et de 40 Baht par $US.

SOMMAIRE DES DÉPENSES EN IMMOBILISATIONS ACTUELLES
en millions de dollars US de 1998

	Totaux-faisabilité		**Total-rajustements**	**Totaux rajustés**	
Taux de change (Baht/$US)	**36,21**	**32**	**36,21**	**36,21**	**40,00**
Travaux préparatoires et infrastructures du site	75	s.o.	-5,4	70	65
Exploitation minière et remblayage	141	s.o.	0	141	139
Usine	96	s.o.	20,3	116	111
Coûts indirects	91	s.o.	4,3	95	85
Éventualités	54	s.o.	6,9	61	59
Sous-total	**457**	**s.o.**	**26,1**	**483**	**458**
Frais de transport ferroviaire et portuaires	s.o.	46	0	46	44
Coûts indirects	s.o.	7	0	7	7
Éventualités	s.o.	5	0	5	5
Sous-total	**s.o.**	**58**	**0**	**58**	**56**
Coûts assumés par le propriétaire	s.o.	s.o.	0	30	30
Total	**s.o.**	**s.o.**	**26**	**571**	**545**

Il est à noter que dans le modèle de flux de trésorerie, les coûts libellés en Baht et en dollars US sont indiqués séparément. Lorsqu'un taux de change différent est indiqué (40 dans le scénario de référence), la composante en Baht est divisée par ce taux, puis ajoutée à la composante en dollars.

Le délaissement de l'estimation comprise dans l'étude de faisabilité en vue d'adopter l'estimation rajustée (suivant le même taux de change de 36,21 Baht), soit l'estimation actuelle de 40 Baht par dollar US, est décrit sommairement dans le tableau. Le fait que le total soit quand même de 545 millions de dollars est une pure coïncidence.

Hypothèses économiques

Le texte qui suit présente les principales hypothèses économiques qui sous-tendent l'évaluation du projet.

Impact de l'inflation

Tous les devis d'ingénierie traitant à la fois des produits d'exploitation et des coûts reposent soit sur les prix en vigueur durant le premier trimestre de 1998, soit sur des prix rajustés à cette date. Depuis le premier trimestre de 1998, on estime que le taux d'inflation cumulatif en Thaïlande et aux États-Unis est d'environ 10 % et 8 % respectivement. L'inflation augmenterait les estimés des coûts du projet; toutefois ces augmentations sont compensées, au moins partiellement, par l'affaiblissement décrit antérieurement du cours de change du Baht. La préparation des informations prévisionnelles ne tenait pas compte de l'inflation future. Aucune hypothèse quant à l'augmentation des coûts unitaires ou des produits d'exploitation n'a été formulée.

Taux de change

L'évaluation économique et financière est effectuée dans l'hypothèse où les dépenses libellées en Baht seront converties en dollars US au taux de change moyen du deuxième trimestre de 1998, qui s'élevait à environ 40 pour 1. Le jour précédant la date du présent prospectus, le taux de change du dollar US en Baht était de 44,0 Baht par dollar US.

Redevances et impôts gouvernementaux

Aux termes de la convention relative à la concession, APPC doit verser au gouvernement de la Thaïlande une redevance correspondant à 7 % des produits d'exploitation touchés sur les ventes de potasse, déduction faite de tous les frais engagés au titre de la mise en marché, du transport à partir du site de la mine et de l'entreposage de la potasse. La redevance sur le sel s'élève à 4 % et se calcule de la même façon.

À l'heure actuelle, les sociétés de Thaïlande sont redevables d'un taux d'imposition fixe de 30 % sur les bénéfices imposables. Ce taux sera applicable pour la durée de vie du projet. Aucune autre taxe ne sera prélevée, sauf les taxes locales, et une provision à leur égard est incluse dans les frais d'exploitation.

Mise en marché

Quoique la potasse ne soit produite que par une poignée de pays, elle est vendue dans le monde entier, surtout comme source de potassium dans les engrais. La potasse est une marchandise en vrac et il est en général coûteux de la transporter du site de la mine jusqu'au client. APPC entend tabler au maximum sur le fait qu'elle soit située presque au centre des marchés de l'Asie et de l'Océanie, et que ses frais de transports s'en trouvent considérablement moins élevés que ceux qui ont cours dans les deux plus importantes régions productrices, soit le Canada et l'ancienne Union soviétique. Par ailleurs, en faisant transporter sa potasse dans des navires de plus petit gabarit (ce qui s'avère moins coûteux pour les trajets plus courts), APPC prévoit être en mesure d'effectuer plus fréquemment des livraisons à destination d'une plus grande variété d'installations portuaires, se rapprochant ainsi davantage de plusieurs clients asiatiques tout en leur offrant un service plus pratique.

L'usine de Somboon a été conçue pour la production et le chiffre d'affaires annuels suivants :

	Tonnes
Potasse destinée aux engrais (60,3 % de K_2O)	
Potasse fine	1 000 000
Potasse standard	1 000 000
Sel d'usage industriel (99,5 % de NaCl)	195 000

L'aménagement de l'usine prévoit l'installation éventuelle de circuits supplémentaires pour augmenter la production jusqu'à 200 000 t/a de potasse d'usage industriel (61,5 % de K_2O) et jusqu'à 300 000 tonnes de granules de potasse destinée aux engrais, en ralentissant de manière proportionnelle la production de potasse fine et de potasse standard. Les produits de qualité industrielle, tout comme les granules destinées aux engrais, se vendent au prix fort.

L'adoption du plan de rechange pour l'élimination de la saumure entraînera la récupération d'un excédent de 20 000 t/a de potasse et de plus de 200 000 t/a de sel, à titre de sous-produit. Vu la capacité annuelle de 2,0 Mt, l'augmentation précitée de la récupération de potasse ne compte que pour un pour cent de cette capacité et aura des répercussions importantes sur les produits d'exploitation, mais pas sur les démarches de mise en marché. Cependant, la quantité de sel industriel doublera et il est possible qu'elle ne puisse pas être écoulée rapidement au prix supposé. Une augmentation graduelle des ventes de sel est à prévoir, progressant par étapes de 50 000 t/a à partir de 250 000 t durant la troisième année, pour atteindre 400 000 t au cours de la sixième année et par la suite. Tout surplus de sel peut être placé dans l'enceinte de confinement des stériles.

On suppose que toutes les ventes seront dénominées en dollars US puisque c'est la pratique dans l'industrie de la potasse.

APPC a analysé les prix de la potasse et du sel et misera, dans sa stratégie de mise en marché, sur l'emplacement avantageux du projet Somboon à l'intérieur du marché régional de la potasse en Asie. Lorsque le projet se rapprochera de l'étape de la construction, APPC procédera à une analyse détaillée, tant du marché de la potasse que du marché du transport international.

Sommaire de l'évaluation

La viabilité économique et financière du projet Somboon a été évaluée selon une analyse de la valeur actualisée des flux de trésorerie. Un scénario de base et un certain nombre d'autres scénarios ont été mis à l'essai. Le scénario de base de l'évaluation économique part du principe que le projet sera financé à 30 % au moyen de capitaux propres et à 70 % par capitaux d'emprunt. À l'exception d'un scénario reposant entièrement sur des capitaux propres, les autres scénarios utilisent un ratio capitaux d'emprunts/capitaux propres de 30/70 puisqu'il s'agit, de l'avis de APPC, de la structure financière la plus plausible. Les taux de rendement dans le scénario de base et les autres scénarios indiquent que le projet est réalisable du point de vue économique. Cette évaluation concerne le projet dans son ensemble, avec la tranche de 10 % appartenant au gouvernement thaïlandais, sans toutefois tenir compte des répercussions des frais financiers de APPC ou des impôts dont elle pourrait être frappée.

À l'aide des prix de 1998 de 135 $ US à la tonne franco à bord d'embarquement (***FAB***) ou de 120 $ US à la tonne FAB jusqu'au site minier pour la potasse, de 17,40 $ US la tonne FAB, au site minier pour le sel, selon la direction, mais en fonction d'un taux de change de 1 $ US = 40 Bhat, les résultats des analyses de la valeur actualisée des flux de trésorerie sont positifs.

- Le taux de rendement interne (TRI) dans l'hypothèse d'un financement en actions de 100 %, s'établit à 19 % par année.
- Le TRI, dans l'hypothèse d'un ratio d'endettement de 73/30 atteint 24 % par année. La valeur actuelle nette (VAN) actualisée à 8 % par année est de 587 millions de dollars US, et à 10 % par année, elle est de 428 millions de dollars US.
- Le TRI, dans l'hypothèse d'un ratio d'endettement de 70/30 et d'un prix de la potasse de 120 $ US à la tonne FAB à la mine ou à l'embarquement, demeure à 20 % par année.
- Le projet est relativement peu sensible aux fluctuations des charges d'exploitation, moyennement sensible aux coûts en capital et très sensible aux coûts de la potasse.
- Les variations négatives imprévues des coûts ou des prix de vente allant jusqu'à 30 % peuvent être absorbées sans dégager de flux de trésorerie négatifs.
- Les flux de trésorerie prévus assurent une solide couverture du service de la dette.

ANALYSE DE SENSIBILITÉ – VAFT TIR

CAS DE BASE – 30 % EN TITRES DE PARTICIPATION, 70 % EN DETTE


DÉPENSES EN IMMOBILISATIONS
FRAIS D'EXPLOITATION
PRIX DE LA POTASSE
VAFT TIR
POURCENTAGE DU CHANGEMENT DANS LES VARIABLES

ANALYSE DE SENSIBILITÉ – VAFT À 10 %

CAS DE BASE – 30 % EN TITRES DE PARTICIPATION, 70 % EN DETTE


PRIX DE LA POTASSE
FRAIS D'EXPLOITATION
DÉPENSES EN IMMOBILISATIONS
VAFT en millions de dollars US ACTUALISÉE À 10 %
POURCENTAGE DU CHANGEMENT DANS LES VARIABLES

De l'avis de Micon, bien que l'utilisation des coûts de 1998 ne soit pas idéale, elle n'invalide pas les conclusions de ce rapport, puisque tous les indices pertinents de coûts et de prix aux États-Unis présentent des hausses inférieures à 10 pour cent sur la période concernée, le taux de change de 40 Baht/dollar US demeure conservateur et les analyses démontrent la vigueur du projet.

Mesures incitatives de l'Office des investissements (*OI*)

L'OI est le principal organisme gouvernemental à qui il incombe d'accorder des mesures incitatives pour stimuler les investissements en Thaïlande. L'OI, régi par la loi dite Loi sur la promotion des investissements, est habilité à concéder une vaste gamme de mesures incitatives fiscales et non fiscales, et de garanties. Le projet Somboon est situé dans la zone d'investissement n° 3, soit la région géographique de la Thaïlande qui bénéficie du plus grand nombre de mesures incitatives. APPC prévoit profiter de certains stimulants fiscaux, notamment d'une exonération fiscale durant les huit premières années après la mise en production, d'une réduction de 50 % du taux d'imposition courant pour les cinq années suivant cette période d'exonération d'impôt, d'une réduction du bénéfice imposable équivalant aux frais d'exploitation reliés au transport et à l'approvisionnement en électricité et en eau durant une période de dix années à compter de la date à laquelle ce bénéfice est réalisé, et d'une réduction unique du bénéfice imposable, dont elle ne peut se prévaloir qu'une seule fois durant une période de dix années à compter de la date à laquelle ce bénéfice est réalisé, correspondant à 25 % des dépenses en immobilisations reliées aux infrastructures.

APPC s'attend également à obtenir des garanties la protégeant contre la nationalisation, la concurrence de nouvelles entreprises appartenant à l'État, une monopolisation par l'État et des mesures de contrôle sur les prix, et prévoit obtenir la permission d'exporter des produits et d'amener au pays les travailleurs étrangers dont elle a besoin.

Participation aux bénéfices

Aux termes de la convention relative à la concession, si la production (à Somboon) après le cinquième anniversaire de la date de mise en route dépasse 2,1 Mt/a, ou si les dépenses en immobilisations, en dollars de 1981, sont inférieures à 350 millions de dollars US, le gouvernement aura droit à une quote-part supplémentaire des mouvements de trésorerie nets de APPC, suivant ce qui est décrit sous la rubrique *Propriétés – Description et emplacement – Bail minier.*

Plan de mise en valeur

Après l'achèvement de l'étude de faisabilité, APPC a poursuivi l'élaboration du projet de postasse Somboon.

Le programme de mise en valeur qui a été élaboré englobe toutes les activités qui seront nécessaires pour faire progresser le projet de l'étape à laquelle ils se trouve actuellement jusqu'au point de départ des travaux de construction. Le budget de APPC pour ce programme s'élève à 19,4 millions de dollars US et est censé couvrir l'ingénierie de base, l'acquisition du reste des terrains (terminée à 80 %), le financement par capitaux d'emprunt, les activités de surveillance et d'obtention de permis, la mise en marché et les services administratifs généraux, notamment le renforcement de l'équipe de gestionnaires.

Deux entrepreneurs spécialisés dans les travaux souterrains ont été admis en présélection et chacun d'eux entreprendra un programme de Phase 1, comportant des objectifs en matière d'optimisation et de gel des coûts estimatifs reliés aux travaux de conception technique, devant se solder par un contrat clé en mains à prix fixe, qui constitue la Phase 2, énonçant la portée définitive des travaux. Au cours de la première phase, il y a lieu de s'assurer que tous les changements par rapport à l'étude de faisabilité, qu'ils soient déjà apportés ou encore à l'étude, fasse l'objet d'une évaluation minutieuse avant d'être acceptés de manière définitive. Le fait que deux entrepreneurs soient mis à contribution et qu'un processus de type livre ouvert soit employé pour l'estimation des coûts instaurera un climat de saine concurrence pour l'obtention du contact et assurera sa conclusion à des conditions prévalant dans l'industrie.

Le contrat relatif aux installations de surface sera élaboré en respectant un processus similaire à celui qui est décrit à l'égard des travaux souterrains.

L'un des aspects cruciaux du projet concerne la capacité d'acheminer 1,6 Mt/a de potasse jusqu'à un terminal portuaire océanique et de là, l'expédier par bateau jusqu'aux marchés des ventes à l'exportation. APPC fournira les locomotives et le matériel roulant, qui seront opérés par la SRT, et prévoit construire de nouvelles installations portuaires pour ses propres besoins. Il sera nécessaire de poursuivre les pourparlers et la négociation de contrats avec la SRT et avec les fournisseurs et sociétés de crédit-bail de matériel. Une lettre d'intention est intervenue avec Unithai, une société thaïlandaise spécialisée dans le transport par bateau, l'exploitation de terminaux portuaires, la construction et le transport de mécanique lourde, quant à la possibilité d'une coentreprise à l'égard des installations portuaires.

Un système de surveillance de l'environnement devait être mis en service bien avant le début des travaux de construction, le programme s'y rapportant ayant déjà été conçu et mis en place.

APPC est en passe d'obtenir les prathanabats (permis d'exploitation minière à long terme) nécessaires pour procéder aux travaux de construction et d'exploitation relatifs au projet. APPC achève la préparation des données techniques nécessaires devant être déposées en même temps que ses demandes. Les amendements envisagés à la loi dite Loi sur les minéraux (non encore ratifiés par le sénat thaïlandais) dispenseraient les propriétaires de mines exploitant des gisements à des profondeurs plus grandes que 50 m sous le niveau de la surface de l'obligation d'obtenir la permission des droits de surface. La délivrance des prathanabats à APPC est garantie aux termes de la convention relative à la concession conclue en juin 1993.

Si d'autres parties se joignaient au projet Somboon, il pourrait s'avérer nécessaire de redemander à l'Office des investissements (***OI***) thaïlandais de garantir, au nom de la coentreprise ou d'une autre entité juridique, le statut de projet bénéficiant de mesures incitatives. Cette démarche pourrait s'imposer pour que APPC puisse bénéficier des mesures d'allégement fiscal accordées antérieurement et intégrer celles-ci dans l'analyse financière.

À l'heure actuelle, APPC détient des droits d'exploitation relatifs aux 192 km carrés restants de la zone de la concession, qui englobent les gisements Somboon et Udon. Aux termes de la convention relative à la concession, le gouvernement thaïlandais n'est pas tenu de prendre part à toute opération de financement pour conserver sa participation de 10 % dans APPC; cependant, tous les fonds qui sont avancés pour son compte (c'est-à-dire 10 % de tout financement par capitaux propres) peuvent être récupérés sur les rentrées nettes de fonds. Il est prévu que chaque participant du secteur privé aura la responsabilité, en plus de contribuer ses capitaux propres, d'assumer une quote-part de l'intérêt passif du gouvernement.

APR envisage de financer sa propre quote-part des obligations relatives au projet Somboon au moyen d'une combinaison de capitaux d'emprunt et de capitaux propres, dont l'offre de droits. Les coûts globaux, d'environ 19,4 millions de dollars US pour en arriver à une décision d'aménagement de la mine est d'environ 200 millions de dollars US pour financer le développement de la mine, sont supérieurs à ceux que APR pourrait supporter ou envisager d'absorber elle-même.

On prévoit que d'autres financements seront obtenus d'autres participants au projet. Divers types de personnes morales ont été envisagés, notamment des coentreprises ou des sociétés à but spécial, en plus d'une participation directe dans APR ou APPC. La restructuration de APPC pourrait exiger certaines approbations du gouvernement thaïlandais qui peuvent s'avérer, bien que tout donne à penser qu'elles seront obtenues, un processus accaparant. Il est possible que APR réalise une série d'opérations de financement au soutien de ses obligations à l'égard du projet.

La stratégie de base de APPC consiste à faire financer environ 70 % des coûts estimatifs du projet au moyen d'un prêt sans recours (ou à recours limité) relatif au projet. Au terme de l'évaluation de quatre soumissions, les services de HypoVereinsbank ont été retenus à titre de conseiller/arrangeur. Il est prévu que HypoVereinsbank sera en charge d'un groupe de deux à cinq autres grandes banques internationales devant souscrire un prêt qui sera par la suite octroyé à un consortium formé d'au plus 15 banques. On a reçu de la part de plusieurs banques des expressions d'intérêt de participer à la prise ferme ou au syndicat. On y donnera suite que lorsque la société aura conclu le financement par actions du projet.

Outre les pourparlers avec les banques commerciales, d'autres négociations seront poursuivies auprès d'un certain nombre d'organismes multilatéraux comme la Société financière internationale, la Société pour l'expansion des exportations, au Canada, et Kredit anstalt für Wiederaufbau d'Allemagne, qui ont manifesté leur intérêt à financer le projet. Des emprunts subordonnés, des opérations de crédit-bail financier et des prêts au titre du fonds de roulement sont aussi susceptibles d'êtres intégrés à la structure financière globale.

Gisement de potasse Udon

Le centre du gisement Udon est adjacent à la partie nord du gisement Somboon, à une distance d'environ 6 km. Les renseignements concernant l'emplacement, l'accessibilité, le climat, l'infrastructure et la géographie physique de ce gisement, les antécédents de la propriété, ses caractéristiques géologiques générales, les travaux d'exploration qui y ont été effectués et sa minéralisation, sont essentiellement les mêmes que ceux divulgués à l'égard du gisement Somboon.

Deux zones principales de minéralisation de potasse (sylvinite) ont été délinéés à l'intérieur d'une zone globale de ressources s'étendant sur quelque 40 km carrés. Au total, 104 trous de forage de reconnaissance et d'exploration, ainsi que des sondages sismiques 2D réalisés en ligne droite sur une distance d'environ 275 km, ont permis de délinéer la plupart des limites de la ressource. D'après une étude mandatée en 1998 qui a permis de tracer un modèle géologique indiquant la présence d'une épaisseur minimale de 1,5 m, la ressource minérale du gisement Udon s'élève à environ mille millions de tonnes titrant en moyenne 18,2 % de K_20. L'horizon de sylvinite de Udon est considérablement plus épais que celui du gisement Somboon, affichant une épaisseur moyenne de quelque 7,5 m.

Des travaux d'exploration ultérieurs sur le gisement Udon ont comporté des levés sismiques 2D en ligne droite sur une distance de 37 km, en 1999, ainsi qu'un programme de forages limité, en 2000, dans le cadre duquel 7 trous de forage ont été pratiqués à des endroits stratégiques, dans le but d'approfondir l'interprétation de ses caractéristiques géologiques et de prouver la continuité locale de l'horizon de sylvinite tout en augmentant l'estimation de la ressource potentielle.

Par suite de la délivrance d'atchyabats spéciaux, en juin 2001, la zone de la concession Udon Thani, qui comprend le gisement Udon, a été réduite à 192 km2. Par conséquent, la zone de ressources globale du gisement Udon qui répond aux critères en matière d'épaisseur minimum et de teneur de coupure a été diminuée en raison de l'exclusion de certains terrains. La société a mandaté la réalisation d'une étude pour mettre à jour le modèle géologique et l'estimation des ressources minérales en fonction des données recueillies des forages et des sondages sismiques les plus récents et des limites de la nouvelle zone de concession.

DÉBENTURES CONVERTIBLES

Au cours des mois de juillet et août 1998, la société a émis, aux termes d'un acte de fiducie, des débentures convertibles d'un montant un capital de 24 460 000 $US, dont Olympus détient une tranche de montant un capital de 17 560 000 $US, soit environ 71,8 %. Le montant en capital des débentures convertibles était convertible à 2,72 $ US l'action (4 $), l'intérêt et la prime ayant fait l'objet d'une renonciation lors de la conversion. Les débentures portaient intérêt au taux de 10 % l'an, composé annuellement. Les débentures devaient également se mériter une prime de 88 $ US par tranche de capital de 1 000 $ US pendant la durée des débentures. L'intérêt couru et la prime étaient payables à l'échéance si les débentures n'étaient pas converties en actions ordinaires par la société ou rachetées avant l'échéance.

Les débentures convertibles devaient échoir en juillet et en août 2000. Par la suite, l'acte de fiducie a été modifié de manière à reporter la date d'échéance au 13 octobre 2001, et à réduire le prix de conversion pour qu'il se situe entre 1,529 $US et 1,784 $US par action, le prix de conversion réel devant être calculé d'après une formule tenant compte du nombre de jours au cours desquels la conversion a été effectuée avant l'échéance. Les débentures convertibles ont continué d'accroître de l'intérêt au taux de 10 % l'an, composé annuellement. La société a également convenu de payer aux porteurs de débentures une prime additionnelle de 75,74 $ US par tranche de 1 000 $ US en capital pour la période entre l'ancienne date d'échéance et la nouvelle date d'échéance. L'intérêt couru et toutes les primes méritées étaient payables à la nouvelle date d'échéance si les débentures n'étaient pas converties en actions ordinaires de la société ou rachetées avant la nouvelle date d'échéance. Lors de la conversion, l'intérêt couru et les primes auraient pu faire l'objet d'une renonciation. Compte tenu des conventions de soutien, l'intérêt couru et les primes sont maintenant convertibles. En outre, la société a convenu d'acquitter toutes les retenues d'impôts applicables sur l'intérêt et les versements de prime effectués aux porteurs de débentures.

À titre de garantie à l'égard des débentures convertibles, la société a nanti 35 492 500 actions de Metro (soit 88,4 % des actions en circulation de Metro), et Metro a à son tour nanti 242 000 actions de APPC, représentant 88 % de la participation de 27,5 % de Metro dans APPC.

Au 8 octobre 2001, le montant en capital, l'intérêt accumulé et la prime payables aux porteurs de débentures s'élevaient à environ 37 100 000 $US (59 millions de dollars). Olympus, Crew et John Darch ont chacun conclu des conventions de soutien datées du 8 octobre 2001 avec la société, telles que modifiées le 4 décembre 2001 (individuellement, la ***convention de soutien Olympus***, la ***convention de soutien Crew*** et la ***convention de soutien Darch*** et, collectivement, les ***conventions de soutien***), aux termes desquelles la date d'échéance des débentures a été reportée au 28 février 2002 et le prix de conversion du montant en capital des débentures, y compris l'intérêt couru et les primes payables, a été fixé à 0,20 $ par action ordinaire. La convention de soutien Crew et la convention de soutien Darch ont été de nouveau modifiées le 17 janvier 2002. Les conventions de soutien obligent la société à conclure une offre de droits d'un montant de jusqu'à 30 millions $; toutefois les conventions de soutien ne sont pas conditionnelles à ce qu'un montant minimum soit levé dans le cadre de l'offre de droits, sous réserve des engagements relatifs à l'offre. Le but de l'offre de droits est de financer les obligations de développement à moyen terme de la société. La société conclu un autre acte de fiducie supplémentaire daté du 8 octobre 2001 (le ***quatrième acte de fiducie supplémentaire***) énonçant la nouvelle date d'échéance et modifiant le taux d'intérêt sur le montant en capital des débentures et l'intérêt accumulé sur celui-ci, mais non sur la prime gagnée, le portant à 14 % par année à compter du 13 octobre 2001, inclusivement, jusqu'à la nouvelle date d'échéance.

La société a auparavant convenu d'appliquer une majoration aux porteurs de débentures résidant à l'extérieur du Canada pour tout impôt canadien dont la retenue est exigée à l'égard du paiement réel ou réputé effectué de l'intérêt et de la prime lors de la conversion ou du règlement intégral des débentures.

La société avait déjà évalué le montant de la retenue d'impôts à un montant maximum de 3,9 millions de dollars US (environ 6,1 millions de dollars CA), selon le montant de l'intérêt et de la prime payables en date du 28 février 2002. Les porteurs de débentures ont maintenant fourni des renseignements supplémentaires qui permettront la réduction de l'impôt à payer jusqu'à 1,9 millions de dollars US (environ 2,9 millions de dollars CA). Sous réserve de décisions fiscales, cet impôt à payer lors de la conversion ou du règlement intégral des débentures peut être encore diminué.

Aux termes d'une entente intervenue en date du 5 février 2002 (la ***convention de modification***) entre Olympus et la société, la date d'échéance des débentures du 28 février 2002 a été prolongée au 1er avril 2002; l'intérêt sur les débentures continuera de s'accroître jusqu'à la date de paiement ou la date de conversion des débentures, selon la première de ces deux dates; toutefois, nonobstant l'intérêt additionnel payable, le nombre d'actions pouvant être émises lors de la conversion des débentures ne pourra être supérieur à 320 456 390 actions. Les porteurs de débentures ne participeront pas à l'offre de droits, à l'exception de Olympus qui s'est engagé à fournir l'engagement conditionnel. Olympus détient un nombre suffisant de débentures pour être en mesure de faire approuver la modification à l'acte de fiducie au moyen d'une résolution des porteurs de débentures, et a convenu de voter en faveur de la conversion sous réserve des conditions énoncées ci-dessous :

a) la société doit conclure une offre de droits de jusqu'à 30 millions de dollars; toutefois, les conventions de soutien n'exigent pas qu'un montant minimum soit recueilli aux termes de l'offre de droits, sous réserve des engagements relatifs à l'offre;

b) le conseil d'administration de la société devra être formé, lorsque la conversion des débentures aura été réalisée, de trois personnes nommées à titre de représentants de Olympus, d'une personne nommée à titre de représentant de la direction et d'une personne nommée à titre de représentant de Crew;

c) la société est prorogée dans la province du Nouveau-Brunswick (que les actionnaires de la société ont approuvé lors de l'assemblée générale extraordinaire des actionnaires tenue le 7 janvier 2002 et dont on prévoit donner effet avant la clôture du présent placement);

d) la société promet à Olympus que tant et aussi longtemps que les porteurs de débentures ont une emprise sur au moins 25 % des actions en circulation de la société, la direction proposera comme candidats à l'élection à titre d'administrateurs, à chaque assemblée des actionnaires subséquente à la conversion, les candidats qualifiés présentés par Olympus, en sollicitant des procurations et en exerçant les votes rattachés à ces procurations en faveur de ces candidats;

e) Olympus et les autres porteurs de débentures ont conclu une entente de vote se stipulant que les porteurs de débentures devront voter, sur directives de Olympus, à l'égard des points suivants :

    i) la liste des administrateurs que Olympus présente à l'occasion comme candidats à l'élection durant les assemblées des actionnaires de la société ; toutefois les porteurs de débentures n'ont aucune obligation positive de voter en faveur d'un ou plusieurs des candidats de Crew au poste d'administrateur;

    ii) toutes modifications envisagées à l'acte et aux statuts constitutifs de la société;

    iii) l'approbation des options d'achat d'actions ou d'un autre régime de rémunération des membres de la haute direction;

    iv) la nomination de vérificateurs; et

v) tous autres changements fondamentaux à l'égard de la société qui requièrent l'approbation des actionnaires;

et l'entente de vote contient des restrictions, valide pour une période de 18 mois, sur la revente des actions ordinaires reçues par les porteurs de débentures à l'occasion de la conversion des débentures. Voir la rubrique *Titres bloqués ou soumis à des restrictions*.

f) L'approbation de toutes les autorités de réglementation pertinentes ayant compétence en la matière. La BdeT a approuvé sous conditions la conversion des débentures et l'inscription à sa cote de 320 456 390 actions ordinaires pouvant être émises à l'occasion de la conversion des débentures, sous réserve du dépôt de la documentation de soutien et d'une clôture au plus tard le 4 avril 2002.

g) Toutes les approbations requises des actionnaires de la société. Les actionnaires de la société ont approuvé 1) l'émission d'au plus 320 456 390 actions ordinaires à l'occasion de la conversion des débentures, en fonction du montant total des débentures, notamment de l'intérêt accumulé et de la prime qui s'élevaient à 64 091 278 $ au 28 février 2002 et 2) la prorogation lors de l'assemblée générale extraordinaire de ses actionnaires tenue le 7 janvier 2002.

h) La société émettra lors de la conversion des débentures des actions ordinaires dont le nombre sera égal au montant dû le 28 février 2002 d'au plus 64 091 278 $ (38 849 199 $ US). Le solde se compose de 40 359 000 $ (24 460 000 $ US) en capital, 17 123 896 $ d'intérêt accumulé (10 378 114 $ US) et 6 608 382 $ (4 005 080 $ US) de primes accumulées. L'intérêt additionnel courant du 1er mars 2002 au 1er avril 2002 (la nouvelle date d'échéance) inclusivement totalisera environ 450 000 $ US. Au total, 320 456 390 actions ordinaires seraient émises lors de la conversion des débentures en supposant un taux de change de 1 $ US par 1,65 $ CA.

À l'occasion de la conversion des débentures, Olympus sera l'actionnaire en contrôle de la société, détenant entre 43,3 % et 59,2 % selon le nombre de droits exercés. Voir la rubrique *Actionnaires principaux* pour de plus amples renseignements au sujet de Olympus.

FINANCEMENT INTERMÉDIAIRE

Les conditions préalables au financement intermédiaire ont été respectées, à savoir l'approbation des actionnaires de la société de la conversion des débentures et l'émission, à l'intention des porteurs de débentures, des actions visées par la conversion des débentures, et l'acceptation par la BdeT de la conversion des débentures. Sous réserve des modalités du financement intermédiaire, Crew et Olympus ont convenu de faire une avance d'au plus un million de dollars à la société à titre de financement intermédiaire. Le financement intermédiaire sera avancé selon les besoins, quant à 80 % par Olympus et quant à 20 % par Crew, et est dû et payable par la société lorsque l'offre sera menée à terme ou le 1er avril 2002, selon la première de ces dates. Le financement intermédiaire porte intérêt au taux de 10 % par année, composé semestriellement. En date du présent prospectus, la société a prélevé 361 597 $ aux termes de ce financement intermédaire.

Crew et Olympus peuvent s'acquitter de leurs obligations respectives de régler les unités acquises aux termes des engagements relatifs à l'offre en portant, proportionnellement chacune, en réduction du prix de souscription de ces unités l'obligation de la société de rembourser tout financement intermédiaire fourni par Crew et Olympus, le solde du prix par unité devant être versé au comptant. Voir les rubriques *Engagements relatifs à l'offre et Emploi du produit.*

EMPLOI DU PRODUIT

La société entend affecter l'emploi du produit qui sera d'un minimum de 9 750 000 $ et d'un maximum de 29 796 670 $ (déduction faite des dépenses estimatives du placement, soit 250 000 $), dans l'ordre de priorité suivant :

Fonds disponibles	**Souscription minimum de 10 millions de dollars**	**Souscription maximum**
Fonds de roulement en date du 31 janvier 2002	500 000	500 000
Produit de l'offre de droits [(1)]	9 750 000	29 796 670
Total des fonds disponibles	10 250 000	30 496 670

5) Après déduction des coûts du placement évalué à 250 000 $. Comme aucune souscription minimum n'a été fixée, la société est assurée de recevoir seulement 10 000 000 $ aux termes des engagements relatifs au placement.

Utilisations principales[(1)]	**Souscription minimum de 10 millions de dollars**	**Souscription maximum**
Remboursement du financement provisoire[(2)]	400 000	400 000
Impôts de retenue estimatifs maximums payables au gouvernement du Canada après la conversion des débentures	2 900 000	2 900 000
Dépenses en immobilisations minimum restantes aux termes des PPS[(3)]	470 400	470 400
Coûts administratifs[(4)]	3 000 000	3 000 000
Coûts de mise en valeur[(5)]	3 479 600	23 726 270
	10 250 000	30 496 670

6) Dans l'hypothèse où les débentures, l'intérêt couru et la prime ont été convertis en actions ordinaires

7) Une somme de 400 000 $ a été avancée à la date du présent prospectus. Voir les rubriques *Financement intermédiaire* et *Dirigeants et autres personnes intéressées dans les opérations importantes*.

8) Le ministère des ressources minérales de la Thaïlande a accordé à la société des LPS l'obligeant à engager une somme totale de 480 000 $ US sur deux ans. En date du présent prospectus, la société avait dépensé 186 000 $ US.

9) Y compris des coûts administratifs mensuels moyens s'établissant actuellement à 250 000 $ pour la société et ses filiales.

10) Ce montant sera affecté au coût des obligations à moyen terme de la société afin de permettre la prise d'une décision d'aménagement de la mine à l'égard du projet Somboon.

Si la totalité des droits sont souscrits et si tous les bons de souscription sont exercés avant la date d'expiration des bons de souscription, la société touchera un montant supplémentaire de 60 093 341 $. Il est prévu que ce produit, lorsque reçu, sera affecté à la quote-part de la société des coûts nécessaires, à la prise d'une décision à l'égard de l'aménagement d'une mine, et à la quote-part de la société des exigences relatives aux capitaux propres nécessaires à l'aménagement de la mine envisagée de Somboon. Aucune assurance ne peut cependant être donnée que des bons de souscription seront exercés. Même si tous les droits étaient vendus et tous les bons de souscription étaient exercés, la société devra quand même compter sur d'autres participations au projet pour financer le projet Somboon et rien ne garantit qu'une telle participation peut être négociée par la société ou selon des modalités que la société considère favorables.

La société a l'intention d'affecter les fonds mis à sa disposition de la manière indiquée dans le présent prospectus. Cependant, il pourrait s'avérer judicieux, dans certaines situations, de réaffecter des fonds.

PRINCIPALES DONNÉES FINANCIÈRES CONSOLIDÉES ET ANALYSE PAR LA DIRECTION DE LA SITUATION FINANCIÈRE ET DES RÉSULTATS D'EXPLOITATION

Les principales données pour le dernier exercice complet, lesquelles sont présentées ci-dessous, sont tirées des états financiers annuels de 2001 de la Société et devraient être lues parallèlement à ceux-ci. Voir la rubrique « États financiers » incluse dans le présent prospectus.

Le tableau suivant présente des données comparatives pour les trois derniers exercices complets et pour les semestres terminés les 31 août 2001 et 2000.

	Semestre terminé le 31 août 2001 (non vérifié)	**Semestre terminé le 31 août 2000 (non vérifié)**	**Exercice 2001[1] (vérifié)**	**Exercice 2000[1] (vérifié)**	**Exercice 1999[1] (vérifié)**
Intérêts et autres revenus	28 210 $	100 819 $	172 825 $	197 465 $	522 263 $
Perte nette	(8 131 661)$	(6 303 008)$	(16 432 453)$	(11 749 422)$	(9 993 352)$
Perte nette par action	(0,14)$	(0,12)$	(0,30)$	(0,22)$	(0,20)$
Total de l'actif	96 136 739 $	96 131 200 $	95 752 537 $	98 714 506 $	97 620 184 $
Actif, montant net	17 511 945 $	32 715 592 $	22 586 147 $	39 018 600 $	44 744 819 $
Total des passifs à court terme	62 276 335 $	126 457 $	56 817 931 $	8 404 332 $	559 894 $
Total des passifs à long terme	16 348 459 $	63 289 151 $	16 348 459 $	51 291 574 $	52 315 471 $
Total du passif	78 624 794 $	63 415 608 $	73 166 390 $	59 695 906 $	52 875 365 $
Capital-actions	75 236 994 $	72 179 535 $	72 179 535 $	72 179 535 $	66 156 332 $
Déficit	62 710 488 $	44 449 382 $	54 578 827 $	38 146 374 $	26 396 852 $
Actions en circulation	60 093 341	54 467 705	54 467 705	54 467 705	52 004 705

(2) Exercices terminés les 28 ou 29 février. Au cours de l'exercice 2001, la Société a adopté les recommandations relatives aux nouvelles recommandations comptables pour la constatation des impôts sur les bénéfices futurs, comme il est décrit à la note 3 des états financiers vérifiés de la Société. Cette modification a été appliquée rétroactivement. Les actifs et les passifs ont augmenté de 16 348 459 $ respectivement, au cours des exercices 2000 et 1999.

Au cours de l'exercice 1999, la Société a pris le contrôle de Metro Resources Company Limited (« **Metro** ») et d'Asia Pacific Potash Corporation Ltd. (« **APPC** »). Depuis la date d'acquisition, la Société consolide les comptes de ces deux entreprises. (Se reporter aux notes 2a) et 5 des états financiers vérifiés de la Société.)

Le tableau ci-après présente les principales données financières trimestrielles pour les dates indiquées.

	TRIMESTRES TERMINÉS LES			
	28 février 2001	30 novembre 2000	31 août 2000	31 mai 2000
Intérêts et autres revenus	30 958	41 048	57 541	43 278
Perte nette	6 863 773	3 265 672	2 650 891	3 652 117
Perte nette par action	0,12	0,06	0,05	0,07
	TRIMESTRES TERMINÉS LES			
	28 février 2000	30 novembre 1999	31 août 1999	31 mai 1999
Intérêts et autres revenus	94 664	18 603	39 037	45 161
Perte nette	2 458 352	3 397 106	3 131 096	2 762 868
Perte nette par action	0,04	0,07	0,06	0,05

Analyse par la direction de la situation financière et des résultats d'exploitation

L'analyse suivante devrait être lue parallèlement aux états financiers de la Société ainsi qu'aux notes complémentaires qui sont inclus ailleurs dans le prospectus et y être assujettie. Se reporter à la rubrique « États financiers ».

Résultats d'exploitation

Semestres terminés les 31 août 2001 et 2000

La perte nette pour les semestres terminés les 31 août 2001 et 2000 s'est établie à 8 131 661 $ et à 6 303 008 $, respectivement.

Le revirement de la situation au titre du change, qui est passé d'un gain en 2000 à une perte en 2001, a compté pour 1 276 424 $ de l'augmentation de la perte subie par la Société. Les débentures convertibles, les intérêts courus et les primes à payer sont exprimés en dollars US et les gains et les pertes de change découlent des fluctuations du taux de change du dollar US en dollars CA. La Société ne dispose d'aucun programme de couverture contre les hausses ou les baisses du dollar US par rapport au dollar CA.

Les charges au titre de la rémunération ont augmenté de 720 935 $ comparativement au premier semestre en raison d'un règlement de cessation d'emploi intervenu entre la Société et l'ancien président et chef de la direction qui a démissionné le 23 mars 2001. Le règlement global, d'une valeur d'environ 900 000 $, a été inscrit au cours du premier trimestre de l'exercice se terminant le 28 février 2002, et il est payable sur une base mensuelle entre avril 2001 et mai 2003. Cette augmentation a été en partie neutralisée par une réduction observée dans d'autres postes.

Les frais relatifs à la comptabilité, les frais juridiques ainsi que les frais relatifs à la publicité et aux déplacements ont reculé comparativement aux chiffres des exercices antérieurs et ce, en raison d'une diminution des activités et des déplacements d'affaires liée aux ressources restreintes et à la préoccupation principale de la Société qui consiste à résoudre la question des débentures. Ce recul a été partiellement contrebalancé par une augmentation des frais de services-conseils résultant de l'embauche de conseillers visant à poursuivre les travaux de mise en valeur du projet Somboon. L'amortissement des coûts de financement reportés a également diminué. La période d'amortissement de ces coûts a été prorogée parallèlement à la prorogation de l'échéance des débentures, reportée en juillet 2000.

Les activités liées aux travaux de mise en valeur du projet Somboon comprenaient entre autres l'autorisation de poursuivre les travaux, afin de permettre à la Société de demander une licence d'exploitation minière, des programmes de consultation publics permanents et certains autres travaux de mise en valeur permanents afin de respecter les exigences des atchayabats dont il est question ci-après.

L'acquisition des terrains restants pour les installations de surface a été suspendue. La maintenance des terrains constitue la seule activité en cours pour l'instant.

En juin 2001, la Société a reçu des atchayabats spéciaux du ministère des Ressources minérales de la Thaïlande, ce qui permet à la Société de continuer à détenir les droits nécessaires pour les gisements et de passer à l'étape suivante qui consiste à obtenir des prathanabats.

Exercices terminés le 28 février 2001 et le 29 février 2000

La perte nette de l'exercice terminé le 28 février 2001 s'est établie à 16 432 453 $ (11 749 422 $ en 2000), soit une augmentation de 4 683 031 $. La Société a inscrit des intérêts débiteurs d'un montant de 12 068 490 $, soit une augmentation de 2 715 264 $ par rapport à l'exercice précédent résultant principalement d'une hausse des intérêts et des primes liés aux débentures convertibles.

Pour l'exercice terminé le 28 février 2001, la Société a inscrit une perte de change de 889 631 $, comparativement à un gain de change de 956 032 $ pour l'exercice 2000, soit une différence de 1 845 663 $. Les débentures convertibles, les intérêts courus et les primes sont exprimés en dollars US. Le dollar CA s'est déprécié comparativement au dollar US depuis octobre 2000.

Le recouvrement d'impôts a diminué de 771 708 $. Grâce à la mise en œuvre de la nouvelle politique sur les impôts futurs, les impôts sur les bénéfices ont été inscrits pour tous les exercices faisant l'objet d'un examen. Les versements en espèces réels au titre des impôts se sont chiffrés à 25 804 $ (14 025 $ en 2000).

Au cours de l'exercice terminé le 28 février 2001, la Société a injecté 1 401 747 $ (1 286 161 $ en 2000) afin de régler les problèmes techniques restants et d'obtenir les licences pour la mine projetée de Somboon. La Société a également injecté 47 896 $ (891 371 $ en 2000) pour l'acquisition d'un terrain devant recevoir les installations de surface pour la mine projetée de Somboon.

Exercices terminés le 29 février 2000 et le 28 février 1999

La perte nette pour l'exercice terminé le 29 février 2000 s'est établie à 11 749 422 $ (9 993 352 $ en 1999), soit une augmentation de 1 756 070 $.

Les intérêts et les autres revenus ont diminué de 324 798 $ en raison d'un solde d'encaisse moyen moins élevé.

Les coûts de financement reportés et les intérêts débiteurs ont augmenté pour s'établir respectivement à 560 105 $ et à 3 717 706 $ comparativement à l'exercice précédent, puisqu'il s'agissait du premier exercice complet où les débentures convertibles étaient en circulation, comparativement à une période de 6,5 mois pour l'exercice terminé en 1999.

Les frais relatifs à la comptabilité et les frais juridiques ont fléchi de 113 269 $, les frais de services-conseils ont diminué de 375 819 $ et les frais relatifs à la publicité et aux déplacements ont reculé de 374 939 $. Ces frais étaient plus élevés pour l'exercice terminé en 1999 en raison de l'évaluation de diverses solutions de financement envisagées pour la concession minière de potasse.

Pour l'exercice terminé le 29 février 2000, la Société a inscrit un gain de change de 956 032 $, comparativement à une perte de change de 713 559 $ pour l'exercice terminé le 28 février 1999, soit un écart net de 1 669 591 $. Le renversement de situation en ce qui a trait au compte de change a trait aux débentures, aux intérêts courus et aux primes exprimés en dollars US. Au cours de l'exercice terminé le 28 février 1999, après l'émission des débentures, le dollar CA s'était initialement déprécié par rapport au dollar US, mais il s'est apprécié au cours de l'exercice terminé le 29 février 2000.

Situation de trésorerie et sources de financement

Au cours de la période terminée le 31 août 2001, la Société a réalisé un placement privé de 3 057 459 $, déduction faite des charges, ce qui a permis à la Société de poursuivre ses activités et ce qui a donné à la direction le temps nécessaire pour refinancer ou renégocier les modalités des débentures convertibles qui devaient arriver à échéance le 13 octobre 2001. En excluant le remboursement des débentures, la Société prévoyait avoir un fonds de roulement suffisant pour poursuivre ses activités jusqu'en décembre 2001.

Après le 31 août 2001, la Société a annoncé qu'elle avait conclu une entente visant la conversion des débentures convertibles et qu'elle avait des plans pour financer les exigences liées aux travaux de mise en valeur du projet.

L'échéance des débentures convertibles a été prorogée jusqu'au 28 février 2002. Après le 12 octobre 2001, le solde du capital et les intérêts courus, en excluant les primes, portaient intérêt au taux annuel de 14 % jusqu'au 28 février 2002.

Le montant total dû aux porteurs des débentures doit être converti en actions ordinaires de la Société le 28 février 2002 au prix de 0,20 $ l'action. En outre, la Société a accepté de procéder à une émission de droits de souscription pour mobiliser des capitaux jusqu'à concurrence de 30 M$. Olympus fournira un crédit de soutien de 5 M$ et Crew Development Corporation exercera ses droits de souscription (4 M$) et fournira un crédit de soutien de 1 M$. Dans l'éventualité où les droits de souscription émis ne seraient pas entièrement souscrits par d'autres actionnaires, des montants pourront être tirés sur les crédits de soutien, jusqu'à concurrence des montants maximaux convenus. Cette entente garantira à la Société des fonds additionnels minimaux de 10 M$.

Olympus et Crew fourniront jusqu'à 800 000 $ et 200 000 $ respectivement en préfinancement sous forme d'un prêt pour permettre à la Société d'exercer ses activités et de respecter ses engagements à court terme jusqu'à la clôture du placement des droits de souscription. Les montants tirés en vertu de ce préfinancement porteront intérêt au taux annuel de 10 %, composé semestriellement, jusqu'à ce qu'ils soient remboursés à même les produits du placement des droits de souscription.

Les fonds mobilisés dans le cadre du placement seront affectés à la réalisation des derniers travaux de mise en valeur de Somboon estimés à 19,4 M$ US sur une période de 18 mois (incluant les frais généraux et administratifs pour la même période) et au règlement des retenues d'impôt à la source dues au gouvernement du Canada sur le montant des intérêts et des primes versées ou réputées avoir été versées aux porteurs de débentures au moment de la conversion de ces débentures en actions ordinaires de la Société. Le montant réel devant être versé dépend des décisions fiscales applicables dans les territoires des porteurs de débentures et il ne devrait pas excéder 2,9 M$. Le budget des travaux de mise en valeur inclut les redevances obligatoires liées aux licences des mines de 5 M$ US devant être acquittées par la Société au moment de leur obtention.

La Société a retenu les services de Beacon Group Advisors Inc. pour identifier des sociétés susceptibles d'être intéressées par une participation éventuelle au capital.

Des efforts sont actuellement consacrés au raffermissement de l'équipe de gestion en place. Olympus a retenu les services du cabinet de recrutement international TMP Worldwide Executive Search pour cibler les meilleurs candidats possibles pour le poste le plus important, soit celui de chef de la direction, à Bangkok, en Thaïlande.

La conversion des débentures convertibles est assujettie à certaines conditions, y compris la clôture du placement des droits de souscription (dont la vente d'un montant minimal de 10 000 000 $ a été garantie) comme il est indiqué à la rubrique « Débentures convertibles ». Dans l'éventualité où ces conditions ne seraient pas respectées et que l'échéance dont sont assorties les débentures ne serait pas prorogée, la Société serait en défaut à l'égard des débentures convertibles après le 28 février 2002, serait insolvable et incapable de financer la poursuite des travaux de mise en valeur du projet Somboon. Le Société devrait alors probablement cesser ses activités et déposer son bilan.

Nonobstant le montant des capitaux mobilisés dans le cadre du placement, la Société devra mobiliser d'autres fonds et s'assurer la participation d'autres entreprises au projet pour financer les frais engagés relativement à la décision d'entreprendre ou non des travaux de construction d'une mine pour le projet Somboon et pour construire la mine Somboon.

La Société n'a aucun programme de couverture existant contre les hausses ou les baisses du dollar US par rapport au dollar CA.

Aperçu

La capacité de la Société de financer les frais importants engagés relativement à la décision d'entreprendre ou non des travaux de construction d'une mine pour le projet Somboon et la construction de la mine Somboon projetée dépend, en plus du produit tiré du placement des droits de souscription, de sa réussite à mobiliser des capitaux suffisants et à obtenir un financement par emprunt ainsi que de la participation d'autres entreprises au projet. Il n'existe aucune garantie que la Société réussira à générer, au moyen du placement des droits de souscription, beaucoup plus que la somme de 10 M$ engagée par Olympus et par Crew ni qu'elle pourra obtenir d'autre financement additionnel.

DIVIDENDES

Depuis sa constitution, la société n'a versé aucun dividende au comptant sur ses actions ordinaires, sauf qu'au cours de l'exercice terminé le 28 février 1994, la société a versé un dividende en nature à chacun des actionnaires de la société sous forme d'une action de Canadian Crew Energy Corporation (désormais ***Crew Development Corporation***) d'une valeur comptable de 0,705 $ par action pour chaque bloc de quinze actions ordinaires de la société détenues en date du 15 juin 1993. Au total, 1 856 944 actions de Crew ont été ainsi distribuées. La société n'a pas actuellement l'intention de verser des dividendes.

La politique ultérieure en matière de dividendes sera établie par le conseil d'administration de la société en fonction des bénéfices, des besoins financiers et d'autres facteurs pertinents dans l'avenir.

DESCRIPTION DU CAPITAL-ACTIONS

Le capital autorisé de Asia Pacific consiste en 2 000 000 000 d'actions sans valeur nominale, desquelles 60 093 341 actions ordinaires sont émises et en circulation en date des présentes.

Les actions ordinaires sont sans valeur nominale. Les porteurs d'actions ordinaires ont droit à une voix par action à toutes les assemblées des actionnaires de Asia Pacific et ont le droit de toucher des dividendes déclarés par le conseil d'administration de Asia Pacific. En cas de dissolution ou de liquidation volontaire ou forcée, après le remboursement de toutes les dettes impayées, le reliquat de l'actif de Asia Pacific disponible pour distribution sera réparti par les porteurs d'actions ordinaires. Les porteurs d'actions ordinaires n'ont aucun droit de préemption, de rachat ou de conversion.

STRUCTURE DU CAPITAL CONSOLIDÉE

Le tableau suivant et les notes s'y rapportant présentent la structure du capital d'Asia Pacific arrêtée aux dates indiquées et redressée pour tenir compte, sur une base pro forma, de l'exercice des droits de souscription et de la conversion de débentures (sans tenir compte de l'exercice de bons de souscription ou des options). Le tableau suivant devrait être lu parallèlement aux états financiers auxquels il se rapporte, et qui sont inclus ailleurs dans le présent prospectus, et l'information contenue dans le tableau est assujettie dans l'ensemble à ces états financiers.

Désignation des titres	**Montant autorisé**	**En circulation ou encours au 28 février 2001 (vérifié)**	**En circulation ou encours au 31 août 2001 (non vérifié)**	**Données pro forma au 1er avril 2002 (non vérifié) (1)**
Actions ordinaires	2 000 000 000	(72 179 535 $) (54 467 705 actions ordinaires)	(75 236 994 $) (60 093 341 actions ordinaires)	(169 124 942 $) (530 783 083 actions ordinaires)
Bons de souscription (2)	s.o.	(0 $) 1 200 000 bons de souscription visant l'acquisition de 1 200 000 actions ordinaires	(0 $) 6 825 636 bons de souscription visant l'acquisition de 6 825 636 actions ordinaires	155 858 988 bons de souscription visant l'acquisition de 155 858 988 actions ordinaires (néant $)
Droits de souscription	s.o.	néant	néant	néant
Passifs à court terme, incluant la tranche de la dette à long terme échéant à moins d'un an (3)		56 817 931 $	62 276 335 $	néant
Total des capitaux propres (4)		22 586 147 $	17 511 945 $	(111 399 893 $) (530 783 083 actions ordinaires)

(1) Tient compte de l'émission de 60 093 341 droits de souscription pour un produit de 29 796 670 $, déduction faite des frais relatifs au placement estimés à 250 000 $ et de l'émission de 150 233 352 actions ordinaires en supposant l'exercice de tous les droits de souscription, mais sans tenir compte de l'exercice d'un nombre maximal de 150 233 352 bons de souscription (voir la rubrique « Mode de placement ») ou des bons de souscription émis dans le cadre d'un placement privé antérieur (voir la rubrique « Ventes antérieures »), et de l'émission d'un nombre maximal de 320 456 390 actions ordinaires à la conversion d'un montant maximal de 64 091 278 $ résultant de la conversion des débentures.

(2) Tient compte de l'émission de 150 233 352 bons de souscription, en supposant l'exercice de tous les droits de souscription résultant du placement et des 5 625 636 bons de souscription émis dans le cadre d'un placement privé antérieur. Les bons de souscription visant l'acquisition de 1 200 000 actions ordinaires de la Société au prix de 3,60 $ l'action sont arrivés à échéance le 10 novembre 2001.

(3) Les données pro forma relatives aux passifs à court terme non vérifiés tiennent compte du remboursement de la dette relative aux débentures convertibles au moment de la réalisation de la conversion des débentures et au remboursement de tout préfinancement.

(4) Il n'existe aucune garantie que tous les droits de souscription, autres que les droits de souscription devant être exercés en vertu des engagements du placement, seront exercés ni qu'une partie des bons de souscription ou des options le sera.

OPTIONS D'ACHAT DE TITRES

Au 31 janvier 2002, 4 343 000 options étaient détenues par tous les membres actuels de la haute direction de la société et de ses filiales, comme groupe, tous les administrateurs (à l'exclusion des membres de la haute direction), comme groupe, tous les membres du personnel, comme groupe, et tous les consultants, comme groupe, comme suit :

	Nombre de titres	Prix d'exercice	Cours des titres à la date de l'octroi	Nombre de personnes dans chaque groupe
Membres de la haute direction de la société	295 000 130 000 319 000 120 000 80 000 944 000	3,15 $ 2,35 $ 2,98 $ 4,00 $ 3,35	3,15 $ 2,35 $ 2,98 $ 4,00 $ 3,35 $	4
Administrateurs de la société	600 000 1 125 000 946 000 250 000 250 000 3 171 000	3,15 $ 2,35 $ 2,98 $ 4,00 $ 3,35 $	3,15 $ 2,35 $ 2,98 $ 4,00 $ 3,35 $	4
Membres de la haute direction, administrateurs, employés et consultants de filiales de la société	aucun	–	–	0
Membres du personnel de la société	40 000 5 000 44 000 15 000 104 000	3,15 $ 2,35 $ 2,98 $ 4,00 $	3,15 $ 2,35 $ 2,98 $ 4,00	2
Consultants de la société	100 000 44 000 144 000	3,15 $ 2,98 $	3,15 $ 2,98 $	1

11) Aucune option n'est présentement détenue par d'anciens membres de la haute direction, administrateurs, membres du personnel ou consultants de la société ou de ses filiales.

Placements antérieurs

Au cours de la période de 12 mois précédant la date du présent prospectus, la société a vendu, par voie de placement privé et moyennant une contrepartie au comptant, un total de 5 625 636 unités à 0,55 $ par unité, consistant chacune en une action ordinaire et en un bon de souscription. Chaque bon de souscription habilite son porteur à souscrire des actions ordinaires supplémentaires de la société moyennant un prix d'exercice de 1,00 $ par action ordinaire jusqu'au 31 mai 2002.

Cours en bourse

Les actions ordinaires de la société sont inscrites à la cote de BdeT. Le tableau suivant indique sommairement le cours des actions ordinaires et le volume de négociations sur celles-ci à la cote de la BdeT.

Période	Haut	Bas	Volume
2002			
Du 1er au 5 février 2002	0,22	0,19	274 000
Janvier	0,25	0,19	751 000
2001			
Décembre	0,33 $	0,14 $	5 859 900
Novembre	0,31 $	0,18 $	3 442 500
Octobre	0,50 $	0,28 $	1 382 700
Septembre	0,58 $	0,34 $	693 400
2e trimestre FE 2002[1]	1,05 $	0,47 $	4 696 200
1er trimestre FE 2002	0,90 $	0,47 $	1 602 900
4e trimestre FE 2001	1,25 $	0,82 $	3 821 305
3e trimestre FE 2001	1,42 $	0,82 $	6 253 726
2e trimestre FE 2001	1,70 $	1,20 $	4 545 656
1er trimestre FE 2001	2,00 $	1,26 $	5 881 831

12) FE signifie en fin d'exercice

TITRES BLOQUÉS OU SOUMIS À DES RESTRICTIONS

Conformément aux conventions de soutien, certains actionnaires de la société et Olympus ont convenu des restrictions suivantes, lesquelles s'appliqueront sauf lorsqu'une offre ou une proposition est faite en général aux actionnaires de la société.

1) John Darch, les personnes qui lui sont liées et les membres de son groupe, ainsi que Crew, les personnes qui lui sont liées et ses filiales, conviennent de ce qui suit :

   a) pendant une période de deux mois, ils s'abstiendront de vendre leurs actions ordinaires;

   b) pendant une période de 18 mois, ils s'abstiendront, à l'intérieur de n'importe quelle période de six mois, de vendre plus du tiers des actions ordinaires qu'ils détiennent après la conclusion du placement (à l'exclusion des actions additionnelles) pouvant être acquises lors de l'exercice des bons de souscription; et

c) pendant une période de 18 mois, ils s'abstiendront de vendre des actions ordinaires représentant 10 % ou plus des actions ordinaires en circulation à tout acquéreur et groupe d'acquéreurs agissant conjointement ou de concert, à moins que l'opération ne soit effectuée par l'entremise d'une bourse et ne constitue pas une opération prévue d'avance avec l'une des personnes précitées.

2) Olympus a convenu de ce qui suit et la convention de soutien de Olympus est soumise à la condition que chaque autre porteur de débentures convienne de ce qui suit à compter de la convention par ces porteurs de débentures :

d) pendant une période de deux mois, ils s'abstiendront de transférer, de vendre ou de céder les actions ordinaires qu'ils détiennent;

e) pendant une période de 18 mois, il s'abstiendront de transférer, de vendre ou de céder, durant une même période de six mois, plus du tiers des actions ordinaires reçues suite à la conversion; et

f) pendant une période de 18 mois, il s'abstiendront de transférer, de vendre ou de céder les actions ordinaires qu'ils détiennent et qui représentent 10 % ou plus des actions ordinaires en circulation compte tenu de la dilution, à tout acquéreur ou groupe d'acquéreurs agissant conjointement ou de concert, à moins que l'opération ne soit effectuée par l'entremise d'une bourse et ne constitue pas une opération prévue d'avance avec un acquéreur unique.

Le tableau suivant présente les détails des actions ordinaires de la société qui, pour autant que sache celle-ci, sont soumises aux restrictions.

Nom de l'actionnaire	**Nombre d'actions soumises à des restrictions lors de la conclusion du placement**(1)	**Pourcentage d'actions en circulation lors de la conclusion du placement**(2)
John Darch(3)	1 346 500(3)	0,25 %
Crew(4)	33 000 000	De 3,8 % à 7,7 %(4)
Olympus(5)	230 057 817	43,71 %
Porteurs de débentures autres que Olympus(5)	88 445 970	16,66 %

13) D'après les renseignements fournis par les actionnaires respectifs ou Olympus et dans l'hypothèse de la conclusion du placement et de la conversion des débentures

14) D'après 530 783 083 actions ordinaires en circulation lors de la conclusion du placement et de la conversion des débentures

15) John Darch est administrateur de la société, administrateur, membre de la direction et actionnaire de Crew, et actionnaire à 50 % de Crew Holdings Ltd., laquelle est propriétaire de 4 742 375 actions ordinaires. La tranche restante de 50 % des actions de Crew Holdings Ltd., qui appartient à Gerald Wright, n'est pas soumise aux restrictions. M. Darch est également propriétaire d'options visant 2 119 000 actions ordinaires additionnelles.

16) Crew est actuellement propriétaire de bons de souscription de 4 000 000 d'actions ordinaires additionnelles, dont le prix d'exercice est 1 $ l'action jusqu'au 31 mai 2002. Il détiendra 33 000 000 d'actions (7,7 % du capital émis) si les autres actionnaires n'exercent aucun des droits, les engagements dans le cadre du placement sont respectés et la conversion des débentures a lieu. Crew détiendra 28 000 000 d'actions ordinaires (soit quelque 3,8 %) si les actionnaires de la société exercent tous les droits sans aucune souscription excédentaire, si l'engagement conditionnel n'est pas requis et la conversion des débentures a lieu. Voir la rubrique *Principaux actionnaires*.

17) Devant être reçues lors de la conclusion de la conversion des débentures.

PRINCIPAUX ACTIONNAIRES

Le tableau ci-dessous donne des renseignements, en date des présentes, à l'égard des personnes qui, pour autant que sachent les administrateurs de la société, étaient propriétaires véritables de plus de 10 % des actions ou exerçaient une emprise ou un contrôle sur ces actions.

Nom de l'actionnaire	Type de propriété	Nombre approximatif d'actions ordinaires détenues	Pourcentage d'actions ordinaires en circulation
Crew Development Corporation(1)	Réelle	8 000 000	13,3 %

18) Crew détient également des bons de souscription lui permettant d'acquérir 4 000 000 d'actions ordinaires moyennant 1,00 $ par action ordinaire jusqu'au 31 mai 2002. Voir la rubrique *Mode de placement – Engagements relatifs à l'offre* pour de plus amples renseignements au sujet de Crew.

Crew acquerra tout au plus 10 millions d'unités aux termes des engagements de Crew et Olympus acquerra tout au plus 10 millions d'unités aux termes de l'engagement conditionnel et environ 230 057 817 actions ordinaires à l'occasion de la conversion des débentures. Crew détiendra 33 millions d'actions (7,7 % du capital émis) si aucun des droits n'est exercé par d'autres actionnaires, si les engagements relatifs à l'offre sont respectés intégralement et si la conversion des débentures a lieu. Crew détiendra 28 millions d'actions ordinaires (soit environ 5,3 %) si l'offre de droits est souscrite intégralement, l'engagement conditionnel n'est pas requis et la conversion des débentures a lieu. Dès la conversion des débentures (calculée suivant un taux de change de 1,65 $US/1,00 $ CA et sous réserve du taux de change pour ces mêmes devises qui est en vigueur au moment de la conversion), Olympus détiendrait environ 230 057 817 actions ordinaires (43,3 %) si l'engagement conditionnel n'est pas requis et l'offre de droits est souscrite intégralement et que 255 057 817 (59,2 %) des actions émises et en circulation de la société si la totalité des engagements relatifs à l'offre sont nécessaires et qu'aucun des droits n'est exercé par les actionnaires de la société. En outre, les autres porteurs de débentures recevront 88 445 970 actions ordinaires lors de la conversion des débentures et détiendront globalement 345 456 390 (80,2 %) des actions ordinaires si la souscription minimale aux termes de l'offre de droits est obtenue ou 320 456 390 (60,2 %) si l'offre de droits est souscrite intégralement et l'engagement conditionnel n'est pas requis.

Olympus est une société en commandite établie selon les lois des Îles Cayman. Le commandité est contrôlé par Olympus Capital Holdings Asia (***Olympus Capital***), société de placement direct qui vise d'importants placements dans des sociétés oeuvrant en Asie. Olympus Capital emploie présentement 20 professionnels de placement qui oeuvrent à Hong Kong, Tokyo, Séoul et New York. Olympus Capital gère plus de 500 millions de dollars et a placé un montant en capital de plus de 400 millions de dollars dans plus de 15 sociétés de portefeuille pour le compte de fonds de tiers et de co-investisseurs. Le seul commanditaire de Olympus est ZAM Holdings, L.P., un fonds de placement géré part Ziff Brothers Investments (***ZBI***) pour le compte de la famille Ziff. La capitalisation initiale provient des ventes de l'actif d'édition de la famille Ziff en 1985 et en 1994 et ZBI gère plusieurs milliards de dollars US.

DIRIGEANTS

Le tableau ci-dessous indique les nom, municipalité de résidence, le poste occupé auprès de la société (le cas échéant) et les détails de l'occupation principale au cours des cinq dernières années de chacun des dirigeants de la société :

Nom, municipalité de résidence et poste	Occupation ou emploi principal et, dans le cas d'un administrateur qui n'a pas été antérieurement élu, occupation au cours des 5 dernières années	Antécédents de service à titre d'administrateur	Nombre d'actions ordinaires détenues en propriété réelle ou sur lesquelles une emprise directe ou indirecte est exercée (1)
ROBERT G. CONNOCHIE(2)(3) Cos Cob, Connecticut CHEF DE LA DIRECTION/PRÉSIDENT/ ADMINISTRATEUR	Chef de la direction et président, Asia Pacific Ressources Ltd.	1995	192 000(4)
PETER WONG Vancouver (C.-B.) CHEF DE LA DIRECTION DES FINANCES INTÉRIMAIRE	Contrôleur des finances, Asia Pacific Ressources Ltd.	None	Néant (5)
JOHN M. DARCH West Vancouver (C.-B.) ADMINISTRATEUR	Président du conseil et chef de la direction, Crew Development Corporation; auparavant, co-président du conseil, Asia Pacific Ressources Ltd.	1987	1 346 500(6)
PETER D. BARNES (3), (7) North Vancouver (C.-B.) ADMINISTRATEUR	Président et chef de la direction des finances, Crew Development Corporation; auparavant, chef de la direction des finances, Asia Pacific Ressources Ltd.	1996	15 500 (8)
WAYNE H. FALLIS (3), (7) West Vancouver (C.-B.) ADMINISTRATEUR	Président, Global Enterprises Intl. Inc. (transport et commerce international)	1993	145 000 (9)
DAVID R. WILLIAMSON (7) Londres, Angleterre ADMINISTRATEUR	Ancien directeur général, David Williamson & Associates (analystes du secteur minier et banque d'affaires)	1994	50 000 (10)
PETER R. ACKERMAN Berlin, Allemagne ADMINISTRATEUR	Homme d'affaires; avocat pratiquant de Berlin, Allemagne	2000	3 163 500(11)
DONALD P. HAGUE North Vancouver (C.-B.) ADMINISTRATEUR /Vice-président, Ingénierie	Ingénieur; membre du personnel, Asia Pacific Ressources Ltd.	2000	5 000 (12)

19) Actions ordinaires détenues en propriété réelle, directement ou indirectement, ou sur lesquelles un contrôle ou une emprise est exercé, au 31 janvier 2002, d'après les renseignements fournis à la société par les administrateurs individuels. À moins d'indication contraire, ces actions ordinaires sont détenues directement. N'inclut pas les options d'achat d'actions ordinaires.

20) Pour valoir en date du 29 janvier 2002, M. Connochie a cessé d'être président du conseil. En date du présent prospectus, nul n'a été choisi pour lui succéder.

21) Membre du comité de la rémunération mis sur pied le 22 mars 2001.

22) M. Robert Connochie détient actuellement des options susceptibles d'exercice lui permettant de souscrire 452 000 actions ordinaires.

23) M. Wong détient actuellement des options susceptibles d'exercice lui permettant de souscrire 119 000 actions ordinaires.

24) M. Darch est également propriétaire à 50 % de Crew Holdings Ltd., qui détient en propriété 4 742 375 actions ordinaires. M. John Darch détient actuellement des options susceptibles d'exercice lui permettant de souscrire 2 119 000 actions ordinaires.

25) Membre du comité de vérification.

26) M. Peter D. Barnes détient actuellement des options susceptibles d'exercice lui permettant de souscrire 526 000 actions ordinaires.

27) M. Wayne Fallis détient actuellement des options susceptibles d'exercice lui permettant de souscrire 278 000 actions ordinaires.

28) M. David Williamson détient actuellement des options susceptibles d'exercice lui permettant de souscrire 248 000 actions ordinaires.

29) Ces actions ordinaires sont détenues par un groupe d'investisseurs dont il fait partie.

30) M. Donald Hague détient actuellement des options susceptibles d'exercice lui permettant de souscrire 218 000 actions ordinaires.

Les conventions de soutien prévoient que de nouveaux administrateurs seront nommés, soit trois candidats représentant Olympus et un candidat représentant la direction. Olympus s'attend à ce que deux des administrateurs qui la représenteront seront Edan Lee et Daniel Mintz. Voici les renseignements relatifs à ces deux administrateurs proposés. La société ne connaît pas à l'heure actuelle l'identité des autres représentants.

Nom, *municipalité de résidence* et poste	**Occupation ou emploi principal et, dans le cas d'un administrateur qui n'a pas été antérieurement élu, occupation au cours des 5 dernières années**	**Antécédents de service à titre d'administrateur**	**Nombre d'actions ordinaires détenues en propriété réelle ou sur lesquelles une emprise *directe ou indirecte* est exercée [(1)]**
EDAN K. LEE, Repulse Bay, Hong Kong	Directeur général de Olympus Capital Holdings Asia	Sans objet	néant[(2)]
DANIEL R. MINTZ Ville de New York, New York	Directeur général de Olympus Capital	Sans objet	néant[(2)]

31) Actions ordinaires détenues en propriété réelle, directement ou indirectement, ou sur lesquelles un contrôle ou une emprise est exercé, au 31 janvier 2002, d'après les renseignements fournis à la société par les administrateurs individuels.

32) Olympus est une société en commandite établie en vertu des lois des îles Cayman. Olympus Capital en est le commandité et contrôle Olympus. À la conclusion de la conversion des débentures, Olympus détiendra entre 43,3 % et 59,2 % des actions ordinaires en circulation selon le nombre de droits souscrits. Voir la rubrique *Principaux actionnaires*.

Olympus Capital a fourni les renseignements suivants au sujet de MM. Lee et Mintz.

Edan Lee est directeur général de Olympus Capital Holdings Asia responsable des placements de titres de participation à travers la région. Avant de se joindre à Olympus Capital, M. Lee a été directeur de projets auprès de AES China Generating Co. où il mis en œuvre des projets d'infrastructure d'envergure en Chine continentale et leur financement par voie de dette garantie à recours limité. Antérieurement, il a été conseiller en gestion auprès de McKinzey & Co. aux États-Unis et en Australie. M. Lee détient une maîtrise en administration des affaires de Standford Graduate School of Business et des diplômes de premier cycle de Rice University.

Daniel R. Mintz est directeur général de Olympus Capital et possède plus de 15 ans d'expérience dans les placements de titres de participation de sociétés fermées, de même que dans les fusions et acquisitions en Asie et aux États-Unis. Il a été l'ancien directeur général en Asie de Morgan Stanley Capital Partners, l'unité d'investissement en titres de participation de sociétés fermées de Morgan Stanley, maintenant Morgan Stanley Dean Witter. M. Mintz a été membre du comité de placement à l'échelle mondiale de MSPCP qui gérait plus de 4 milliards de titres de participation de sociétés fermées, où il a siégé à titre d'administrateurs sur nombreux conseils d'administration de sociétés en portefeuille aux États-Unis et en Asie. M. Mintz détient une maîtrise en administration des affaires de Stanford Graduate School of Business Administration ainsi qu'un bachelier ès Arts, *magna cum laude*, de Brown University.

Interdictions d'opérations sur valeurs ou de faillites

Aucun administrateur, dirigeant ou promoteur de la société n'est, ni n'a été au cours de la période de dix années précédant la date du prospectus, un administrateur, un dirigeant ou un promoteur de toute autre société qui, tandis que cette personne agissait en cette qualité, a fait l'objet d'une interdiction d'opérations sur valeurs ou d'une ordonnance similaire, ou d'une ordonnance interdisant à cette société de se prévaloir de toute dispense prévue par la loi durant une période de plus de trente jours consécutifs, a été déclarée faillie ou a fait une cession volontaire dans le cadre d'une faillite, a déposé une proposition en vertu de toute loi sur la faillite ou l'insolvabilité, a été visée par une procédure, un arrangement ou un concordat avec des créanciers ou a intenté une procédure contre des créanciers ou conclu un arrangement ou un concordat avec ceux-ci, ou a fait nommer un séquestre, un séquestre-gérant ou un syndic pour détenir l'actif de cette personne.

Pénalités ou sanctions

Aucun administrateur, dirigeant ou promoteur de la société n'est, ni n'a été au cours de la période de dix années précédant la date du prospectus, visé par des pénalités ou des sanctions imposées par un tribunal ou par des autorités de réglementation en valeurs mobilières relativement à la négociation de titres, à la promotion, à la formation ou à la gestion d'une société ouverte, ni en rapport avec une fraude ou un vol.

Faillites individuelles

Aucun administrateur, dirigeant ou promoteur de la société n'est, ni n'a été au cours de la période de dix années précédant la date du prospectus, déclarée failli ou a fait une cession volontaire dans le cadre d'une faillite, a déposé une proposition en vertu de toute loi sur la faillite ou l'insolvabilité, a été visé par une procédure, un arrangement ou un concordat avec des créanciers ou a intenté une procédure contre des créanciers ou conclu un arrangement ou un concordat avec ceux-ci, ou a vu nommer un séquestre, un séquestre-gérant ou un syndic pour détenir l'actif de cette personne.

Conflits d'intérêts

Certains des dirigeants de Asia Pacific agissent, ou pourraient convenir d'agir, en qualité de dirigeants pour d'autres sociétés déclarantes ou disposer d'importants avoirs en actions dans d'autres sociétés déclarantes et, dans la mesure où ces autres sociétés sont susceptibles de participer à des entreprises dans lesquelles Asia Pacific peut participer, les administrateurs de Asia Pacific pourraient être placés en situation de conflit d'intérêts au moment de négocier et de conclure des conditions quant à la portée de cette participation. Si ce type de conflit d'intérêts survient lors d'une réunion des administrateurs de Asia Pacific, l'administrateur visé par ce conflit s'abstiendra de voter en faveur ou en défaveur de l'approbation de ces conditions. Il arrive à l'occasion que plusieurs sociétés participent ensemble à l'acquisition, à l'exploration et à la mise en valeur de propriétés de ressources naturelles car cela leur permet de prendre part à des programmes de plus grande envergure, de participer à un plus grand nombre de programmes et de réduire leur exposition financière au titre de l'un quelconque de ces programmes. Il est aussi possible qu'une société en particulier cède la totalité ou une partie de son intérêt dans un programme donné à l'une de ces autres sociétés en raison de la situation financière de la société cessionnaire. En vertu des lois applicables, les administrateurs de Asia Pacific sont tenus d'agir honnêtement, de bonne foi et dans l'intérêt de Asia Pacific. Afin d'établir la pertinence, pour Asia Pacific, de participer à un programme en particulier et de décider de l'ampleur de la participation qu'elle acquerra, les administrateurs considéreront avant tout le risque que courra Asia Pacific et sa situation financière du moment.

RÉMUNÉRATION DE LA DIRECTION

Le tableau suivant (présenté conformément aux règles (les ***règles***) prises en vertu de la loi intitulée *Securities Act* (Colombie-Britannique) indique toutes les formes de rémunération annuelle et à long terme pour services rendus à la société et à ses filiales en quelque capacité que ce soit, pour les trois derniers exercices terminés (dans la mesure requise par les règles) à l'égard de chacune des personnes suivantes, nommément le chef de la direction, au 28 février 2001, et les quatre autres membres de la haute direction de la société les mieux rémunérés, au 28 février 2001, dont la rémunération totale individuelle pour l'exercice terminé le plus récent était supérieure à 100 000 $, ainsi que toute autre personne qui aurait fait partie de cette catégorie si ce n'était qu'elle n'agissait pas en qualité de dirigeant à la fin de l'exercice terminé le plus récent (collectivement, les ***membres de la haute direction désignés***).

Tableau synoptique de la rémunération

		Rémunération annuelle			**Rémunération à long terme**			
					Octrois		**Paiements**	
Nom et poste principal	**Exercice**	**Salaire ($)**	**Prime ($)**	**Autre forme de rémunération annuelle ($)**	**Titres visés par des options/DPVA octroyés (nbre)**	**Actions restreintes ou unités d'actions restreintes ($)**	**Paiements aux termes de RILT ($)**	**Toute autre forme de rémunération ($)**
Gerald D. Wright(1)(2)(3) CHEF DE LA DIRECTION/ Co-président du conseil	2001 2000 1999	120 00 0 - -	- 22 406 19 096	199 679 (2) 307 997 (2) 278 200 (3)	2 119 000 2 119 000 1 969 000	- - -	- - -	- - -
Robert G. Connochie(1) Président	2001 2000 1999	- - -	- - -	240 722 198 766 258 232	452 000 452 000 432 000	- - -	- - -	- - -
John M. Darch (3)(4) Coprésident du conseil	2001 2000 1999	- - -	12 570 22 406 19 096	359 103 448 361 278 200(2)	2 119 000 2 119 000 1 969 000	- - -	- - -	- - -
Keith Crosby (5) Vice-président, Exploitation et mise en valeur de APPC, la filiale de la société	2001 2000	124 36 4 120 00 0	6 180 6 000	- -	155 000 155 000	- -	- -	- -
Donald P. Hague (6) Vice-président, Ingénierie	2001	88 428	4 410	30 000	218 000	-	-	-

33) M. Gerald D. Wright a été nommé chef de la direction le 28 août 1998 et a démissionné le 22 mars 2001 de ses fonctions de chef de la direction et co-président du conseil. M. Gerald D. Wright a reçu une indemnité de départ d'environ 900 000 $ payable mensuellement d'avril 2001 à mai 2003. Le montant complet de l'indemnité a été comptabilisé au cours du premier trimestre de l'exercice se terminant le 28 février 2002. Le 22 mars 2001, M. Robert G. Connochie a été nommé chef de la direction et président du conseil de la société. Pour valoir en date du 29 janvier 2002, M. Connochie a cessé d'être président du conseil.

34) En outre, pour l'exercice terminé le 28 février 2001 et l'exercice terminé le 29 février 2000, les montants respectifs de 130 896 $ et de 140 364 $ ont été versés à une société privée thaïlandaise en échange de services de gestion rendus à la filiale de la société, Asia Pacific Potash Corporation Ltd. M. Gerald Wright détient une participation minoritaire dans cette société privée thaïlandaise.

35) En outre, pour l'exercice 1999, 2 179 000 $ ont été versés à une société privée thaïlandaise en échange de services de gestion rendus à la filiale de la société, Asia Pacific Potash Corporation Ltd. MM. Gerald Wright et John Darch détenaient, individuellement et globalement, une participation minoritaire dans cette société privée thaïlandaise.

36) M. John M. Darch a démissionné de son poste de co-président du conseil, le 31 octobre 2000.

37) M. Keith Crosby a été nommé vice-président, Exploration et mise en valeur, Asia Pacific Potash Corporation Ltd., le 24 février 2000.

38) M. Donald P. Hague a été nommé vice-président, Ingénierie, le 1er mars 2000.

Octrois aux termes du régime d'incitatifs à long terme (RILT)

La société ne dispose pas d'un RILT aux termes duquel elle va versé une rémunération au comptant ou autre qu'au comptant destinée à servir d'incitatif au rendement (lorsque le rendement est mesuré par rapport au rendement financier ou d'après le cours des titres de la société).

Options/droits à la plus-value des actions (DPVA) octroyés au cours de l'exercice terminé le plus récent

La société n'a pas octroyé d'options d'achat d'actions aux termes d'un régime d'options d'achat d'actions, ni d'une autre façon au cours de l'exercice terminé le plus récent, aux membres de la haute direction désignés.

Total des Options levées/DPVA exercés au cours de l'exercice terminé le plus récent et valeurs des Options/DPVA à la fin de l'exercice

Les membres de la haute direction désignés n'ont pas levé d'options à l'égard d'actions de la société au cours de l'exercice terminé le plus récent.

Modifications des prix des options

La société n'a pas modifié le prix de toutes options ni modifié les conditions de toutes options octroyées au cours de l'exercice terminé le plus récent.

Divulgation d'un régime à prestations déterminées ou d'un régime actuariel

La société ne dispose pas d'un régime à prestations déterminées ou d'un régime actuariel.

Cessation d'emploi, changements dans les responsabilités et contrats de travail

Durant l'exercice terminé le 28 janvier 2001, la société avait des contrats d'emploi, par l'intermédiaire de sociétés de services de gestion, avec les membres de la haute direction désignés.

M. John Darch a cessé d'être un membre de la haute direction désigné le 31 janvier 2001. En septembre 2001, la société a convenu rétroactivement de verser à M. Darch des honoraires mensuels de 300 000 Baht (10 500 $) du 1er février 2001 au 30 septembre 2001. Un contrat de consultation avec une société fermée contrôlée par M. Darch prévoyant la prestation de services à une filiale de la société en raison de 300 000 Baht (environ 10 500 $) par mois pour valoir à compter du 1er octobre 2001 a été résiliée pour valoir le 10 janvier 2002; toutefois, le conseil d'administration de la société a adopté une résolution pour remettre ce contrat en vigueur. M. Gerald Wright a cessé d'être un membre de la haute direction désigné le 22 mars 2001. La société a négocié une entente de cessation d'emploi avec M. Gerald Wright suivant laquelle il a le droit de recevoir un forfait de cessation d'emploi d'une valeur d'environ 900 000 $, payable mensuellement d'avril 2001 à mai 2003.

Pour valoir le 1er mars 1998, la société a inséré des clauses dans les contrats avec ses membres de la haute direction désignés qui prévoient une rémunération en cas de cessation d'emploi involontaire (autrement que pour un motif valable) ou en cas de démission ou de départ à la retraite pour un motif valable (changement de fonction, de responsabilité ou de statut, ou diminution des salaires ou des avantages) du membre de la haute direction par suite d'un changement de contrôle de la société.

Aux termes de ces clauses, M. Robert G. Connochie a le droit de toucher une rémunération au comptant correspondant à dix-huit fois le montant minimum mensuel prévu dans son contrat s'il est démis de ses fonctions sans motif valable ou s'il démissionne ou part à la retraite pour un motif valable dans les 15 mois après un changement de contrôle, et a le droit de toucher une rémunération au comptant correspondant à la douze fois le montant minimum mensuel prévu dans son contrat s'il est démis de ses fonctions sans motif valable ou s'il démissionne ou part à la retraite pour un motif valable plus de 15 mois mais dans les 18 mois après un changement de contrôle.

Pour valoir le 1er mars 2000, la société a inséré des clauses dans les contrats avec M. Donald Hague, vice-président, Ingénierie qui donnent droit à ce dernier de toucher une rémunération correspondant à un mois de salaire pour chaque année de services, moyennant une rémunération minimum de six mois de salaire, s'il est démis de ses fonctions sans motif raisonnable. Dans les vingt-quatre mois d'un changement de contrôle, M. Donald Hague a le droit de toucher une rémunération au comptant correspondant à 18 fois son salaire mensuel et à d'autres formes de rémunération payables par la société et ses filiales s'il est démis de ses fonctions sans motif valable ou s'il démissionne pour un motif valable.

La conversion des débentures convertibles entraînera un changement de contrôle. La société pourrait devoir jusqu'à environ 482 000 $ si des modifications sont apportées à la direction dans un délai de 15 et 24 mois suivant un changement de contrôle.

Rémunération des administrateurs

Des honoraires de 10 000 $ sont d'ordinaire versés à chaque administrateur de la société en compensation des services rendus à ce titre. Aucun autre jeton de présence n'est versé à l'égard des réunions auxquelles il assiste. Les honoraires annuels pour l'exercice terminé le 28 février 2001 ont été reportés par le conseil d'administration, puis ultérieurement versés en juillet 2001.

Options d'achat d'actions

Actuellement, la société n'a pas de régime d'options d'achat d'actions formel pour l'octroi, à titre de mesure incitative, d'options d'achat d'actions à ses membres de la haute direction, membres du personnel ou administrateurs. Les octrois aux membres de la haute direction, membres du personnel ou administrateurs sont effectués en fonction du nombre d'options détenues, du poste, du rendement global individuel, de la contribution anticipée au succès futur de la société et de la capacité de chacune de ces personnes d'influer sur le rendement de l'entreprise et de ses activités. L'octroi de ces options poursuit l'objectif d'aider la société à rémunérer, à intéresser, à fidéliser et à motiver les membres de sa haute direction, ses administrateurs et ses membres du personnel et faire coïncider les intérêts personnels de ceux-ci aux intérêts des actionnaires.

PRÊTS AUX ADMINISTRATEURS ET AUX MEMBRES DE LA HAUTE DIRECTION

Au cours de l'exercice terminé le plus récent, aucun administrateur, membre de la haute direction, cadre supérieur ni aucune personne avec qui ils ont des liens n'avait de dette envers la société ou une de ses filiales, ni de dette garantie ou soutenue par la société ou une de ses filiales, que ce soit aux termes d'un régime d'achat d'actions à l'intention des membres du personnel ou autrement, sauf suivant ce qui est décrit ci-dessous :

À la fin de l'exercice terminé le 28 février 2001, deux administrateurs de la société devaient la somme de 291 798 $ à celle-ci. *Ces fonds ont été reçus par la société en juin 2001.*

MODE DE PLACEMENT

Droits et unités

La société émet par les présentes aux actionnaires qui sont inscrits à la fermeture des bureaux à la date de référence, le 20 février 2002, un (1) droit par action ainsi détenue. Les droits seront attestés par un certificat de droits entièrement cessible immatriculé au nom de chaque actionnaire y ayant droit et indiquant le nombre total de droits qui lui reviennent. Chaque droit confère à son porteur le droit de souscrire une (1) unité moyennant le prix d'exercice des droits et conformément aux modalités et conditions décrites dans le présent prospectus. Chaque unité consistera en deux actions et demie (2 ½) et en un (1) bon de souscription. Seules les souscriptions portant sur des unités entières seront acceptées. L'exercice de quelque droit ne donnera pas lieu à l'émission de fractions d'actions ni au versement de montants en espèces pour tenir lieu de ces fractions. Dans l'éventualité où un nombre impair de droits est exercé par son porteur, la fraction d'actions sera arrondie à la baisse au nombre entier suivant d'actions pouvant être émises lors de l'exercice de ces droits. Les porteurs de certificats de droits qui exercent la totalité de leurs droits pourront également souscrire des unités supplémentaires. Voir la rubrique *Privilège de souscription supplémentaire.* Il n'y a aucune exigence portant sur l'exercice d'un nombre minimum de droits. Sauf indication contraire dans le présent prospectus, un droit ne confère pas à son porteur quelque autre droit que ce soit à titre d'actionnaire de la société. Chaque bon de souscription permet à son porteur de souscrire deux actions additionnelles et demie (2 ½) moyennant le prix d'exercice des bons de souscription. Des certificats attestant les bons de souscription seront émis au porteur à l'occasion de l'exercice du nombre de droits correspondants.

Certificats de droits

Un certificat de droits et un exemplaire du présent prospectus seront postés à chaque actionnaire inscrit à la fermeture des bureaux, à la date de référence, qui est résidant d'un territoire de dépôt. Les certificats de droits des actionnaires qui résident à l'extérieur d'un territoire de dépôt (les ***actionnaires inadmissibles***) seront livrés à l'agent de souscription, qui les détiendra et les traitera pour le compte des actionnaires inadmissibles. Voir la rubrique *Certains actionnaires qui résident à l'extérieur des territoires de dépôt.*

Heure d'expiration

Les droits expireront à 16 h (heure de Vancouver) le 1er avril 2001 (l'***heure d'expiration des droits***). **LES DROITS NON EXERCÉS AU PLUS TARD À L'HEURE D'EXPIRATION DES DROITS SERONT NULS ET SANS VALEUR. Les bons de souscription expireront à 16 h (heure de Vancouver) le 1er avril 2003 (l'*heure d'expiration des bons de souscription*). LES BONS DE SOUSCRIPTION NON EXERCÉS AU PLUS TARD À L'HEURE D'EXPIRATION DES BONS DE SOUSCRIPTION SERONT NULS ET SANS VALEUR.**

Privilège de souscription supplémentaire

Chaque porteur de droits qui souhaite exercer la totalité des droits attestés par son certificat de droits (en souscrivant toutes les unités que ces droits lui permettent d'acquérir) peut souscrire des unités supplémentaires au prix d'exercice des droits (le ***privilège de souscription supplémentaire***). Les unités supplémentaires seront attribuées sur les unités, s'il en est, qui ne sont pas souscrites et réglées dans le cadre de l'exercice des droits, avant l'heure d'expiration des droits. S'il n'y a pas un nombre insuffisant d'unités pour satisfaire toutes les demandes présentées aux termes du privilège de souscription supplémentaire, les unités supplémentaires seront attribuées proportionnellement à chaque porteur se prévalant du privilège de souscription supplémentaire. Voir la rubrique *Mode d'utilisation du certificat de droits – Privilège de souscription supplémentaire.*

Actionnaires des États-Unis

Les droits offerts par les présentes sont dispensés des exigences d'inscription de la Loi de 1933 et de toutes les lois sur les valeurs mobilières des États, sauf celle de l'État de la Californie, où les droits seront inscrits. Les actions et les bons de souscription visés par les droits et les actions additionnelles pouvant être émises lors de l'exercice des bons de souscription seront inscrits en vertu de la Loi de 1933 et seront dispensés des exigences d'inscription, ou inscrits au besoin, en vertu de toutes les lois sur les valeurs mobilières des États. Les droits, les actions, les bons de souscription et les actions additionnelles seront entièrement cessibles et librement négociables en vertu des lois sur les valeurs mobilières fédérale et des États-Unis, sauf en Californie où des restrictions sur le transfert s'appliquent (voir le paragraphe suivant). Les certificats de droits seront acheminés aux résidents ayant une adresse d'inscription dans les États-Unis d'Amérique, ses territoires et possessions, et des souscriptions seront acceptées de ces résidents.

Les droits, les actions, les bons de souscription et les actions additionnelles détenus par des actionnaires résidant en Californie sont assujettis aux restrictions sur le transfert imposées par les règles 260.141.10 et 260.141.11 adoptées en vertu de la loi intitulée *California Corporate Securities Laws of 1968*, avec ses modifications. Chaque actionnaire de la Californie recevra une copie de ces règles et chaque certificat représentant les titres transférés à un résidant de la Californie portera une légende restrictive à l'effet suivant :

"Commet une infraction, toute personne qui conclut une vente ou un transfert de ce titre ou de toute participation dans celui-ci ou qui reçoit une contrepartie à cet égard, sans le consentement écrit préalable du commissaire des sociétés de l'État de la Californie, sauf en autant que le permettent les règles du commissaire".

Certains actionnaires résidant à l'extérieur des territoires de dépôt

Les actionnaires qui sont résidents de territoires autre que les territoires de dépôt (les ***actionnaires inadmissibles***) ne recevront pas de certificats de droits. Les actionnaires inadmissibles se verront plutôt transmettre une lettre les avisant que leurs certificats de droits seront livrés à l'agent de souscription, qui les détiendra et les traitera pour le compte de tous les actionnaires inadmissibles.

Au plus tard à l'heure d'expiration des droits, l'agent de souscription tentera de vendre, sur le marché et en déployant des efforts raisonnables, les droits attestés par les certificats de droits qu'il détient pour le compte des actionnaires inadmissibles à la date ou aux dates et moyennant le prix ou les prix fixés par l'agent de souscription, à son absolue discrétion. Des directives quant à la vente, au transfert ou à l'exercice de ces droits ne seront pas acceptées des actionnaires inadmissibles. La capacité de l'agent de souscription de vendre ces droits, ainsi que le prix obtenu à leur égard, dépendront de la conjoncture du marché. L'agent de souscription n'engagera aucunement sa responsabilité s'il ne parvient pas à vendre de ces droits à un prix particulier ou s'il ne les vend pas. L'agent de souscription répartira le produit net de la vente de ces droits (déduction faite des commissions de courtage et de toutes retenues d'impôt applicables, sur directives de la société) de manière proportionnelle entre les actionnaires inadmissibles. L'agent de souscription postera les chèques aux actionnaires inadmissibles à leur adresse indiquée dans les registres de la société, dès que possible après l'heure d'expiration des droits. Il est possible que le produit touché de la vente des droits n'excède pas les commissions de courtage et retenues d'impôt applicables. En pareil cas, aucun chèque ne sera posté aux actionnaires inadmissibles. Tous les intérêts gagnés sur les fonds détenus à l'égard du privilège de souscription supplémentaire seront au bénéfice de la société.

Un actionnaire non admissible qui détient des droits pour le compte d'une personne qui réside dans un territoire de dépôt doit faire savoir à l'agent de souscription, par écrit, au plus tard le septième (7e) jour qui précède l'heure d'expiration des droits, si cette personne souhaite participer à l'offre de droits. Dans le cas contraire, l'agent de souscription tentera de vendre ces droits de la manière susmentionnée. **Par conséquent, l'agent de souscription ne tentera de vendre des droits pour le compte des actionnaires inadmissibles qu'à partir du septième (7e) jour qui précède l'heure d'expiration des droits.**

Inscription des droits à la cote de la Bourse de Toronto

La BdeT a approuvé l'inscription des actions ordinaires pouvant être émises lors de l'exercice des droits et lors de l'exercice des bons de souscription. Toutefois, la BdeT n'inscrira pas les bons de souscription ni ne les admettra à sa cote. Les droits peuvent être souscrits ou vendus par l'intermédiaire de tout courtier en valeurs inscrit qui est membre de la BdeT. La négociation des droits à la cote de la BdeT prendra fin à 0 h (heure de Toronto) le 1er avril 2002. Il incombe au porteur de droits, et non à la société ou à l'agent de souscription, de régler les frais de service, les commissions ou les autres frais payables à l'égard de l'exercice des droits ou de leur négociation (autres que la rémunération en échange des services devant être rendus par l'agent de souscription – voir la rubrique *Agent de souscription et bureaux de souscription.*

La société n'a pas retenu les services d'un chef de file ni d'un groupe de démarcheurs aux fins de solliciter des souscriptions pour l'exercice des droits et aucuns frais de sollicitation ne seront payés à l'égard des souscriptions.

Immatriculation et livraison des certificats d'actions

Les actions comprises dans les unités achetées au moyen de l'exercice des droits, notamment grâce aux unités supplémentaires et aux actions émises lors de l'exercice des bons de souscription, seront immatriculées au nom de la personne à l'endroit de qui les droits ou les bons de souscription ont été émis, ou au cessionnaire de cette personne, le cas échéant, dont le nom est indiqué dans la formule appropriée du certificat de droits ou du certificat de bons de souscription. Les certificats relatifs aux actions seront remis dès que possible par la poste à l'adresse indiquée dans les registres de la société à l'égard de la personne à qui les certificats de droits ou les certificats de bons de souscription ont été émis, ou à l'adresse du cessionnaire, le cas échéant, dont le nom est indiqué dans la formule appropriée du certificat de droits ou du certificat de bons de souscription. Dans le cas des unités supplémentaires émises aux termes du privilège de souscription supplémentaire, un certificat distinct à l'égard des actions qui composent les unités ainsi émises sera posté aux souscripteurs dès que possible après l'heure d'expiration des droits.

Agent de souscription et bureaux de souscription

Pacific Corporate Trust Company a été nommée à titre d'agent de souscription par la société et a été mandatée d'exécuter les services reliés à l'exercice des droits, notamment de recevoir les souscriptions et les paiements des actionnaires au plus tard à l'heure d'expiration des droits, d'émettre les certificats relatifs aux actions et aux bons de souscription qui seront acquis et d'agir à titre de mandataire des actionnaires inadmissibles tel que décrit sous la rubrique *Certains actionnaires qui résident à l'extérieur des territoires de dépôt.* Les bureaux de souscription sont situés au 625 Howe Street, 10e étage, Vancouver (Colombie-Britannique) V6C 3B8 et au 66 Wellington Street West, Toronto (Ontario) M5K 1J3. L'agent de souscription conservera jusqu'à l'heure d'expiration des droits tous les paiements relatifs à la souscription d'unités qu'il a reçus alors qu'il expédiera à la société les certificats attestant les actions et les bons de souscription acquis et libérera les fonds de souscription au nom de la société. Conformément aux modalités d'une convention entre l'agent de souscription et la société, cette dernière versera à l'agent de souscription une rémunération en contrepartie des services décrits ci-dessus.

Engagements relatifs à l'offre

Aux termes de la convention de soutien avec Crew, la société a obtenu l'engagement de Crew quant à l'exercice, de la part de son principal actionnaire, Crew, suivant lequel cette dernière exercera les droits qu'elle recevra aux termes de l'offre de manière à ce que sa souscription équivaille à quelque 4 000 000 $ et, aux termes de la souscription supplémentaire par Crew, celle-ci achètera d'autres unités de manière à ce qu'elle en souscrive pour environ 1 000 000 $, portant ainsi son engagement jusqu'à 5 000 000 $.

Aux termes de la convention de soutien avec Olympus, la société a également obtenu l'engagement conditionnel de Olympus, suivant lequel celle-ci effectuera une souscription équivalant tout au plus à 5,0 millions de dollars des unités offertes aux présentes et qui ne sont pas par ailleurs souscrites par d'autres actionnaires aux termes du privilège de souscription supplémentaire.

L'engagement de Crew quant à l'exercice et l'engagement conditionnel de Olympus seront diminués si les souscriptions dans le cadre de l'offre dépassent 20 millions de dollars (compte non tenu des engagements relatifs à l'offre). En pareil cas, l'engagement de Crew quant à l'exercice et l'engagement conditionnel de Olympus seront diminués de manière proportionnelle au montant impayé de leur engagement respectif. Crew et Olympus peuvent s'acquitter de leurs obligations respectives de régler les unités acquises dans le cadre des engagements relatifs à l'offre en affectant, sur une base proportionnelle, en réduction du prix de souscription de ces unités l'obligation de la société de rembourser tout financement intermédiaire. Voir les rubriques *Financement intermédiaire* et *Emploi du produit*

Les conventions de soutien prévoient également que Crew et M. John Darch, un administrateur de la société et un actionnaire et dirigeant de Crew, ne feront pas de souscription dépassant 5 millions $ à l'égard des droits aux termes des engagements de Crew, sauf s'il est donné à Olympus l'occasion de souscrire pour un minimum de 5 millions $ de droits aux termes de l'engagement conditionnel de Olympus. Olympus, Crew et la société ont conclu une entente portant la date du 4 février 2002 (la ***convention de réserve***) pour formaliser les arrangements intervenus en vertu des conventions de soutien.

Ni Crew ni Olympus ne touchera de rémunération ou d'honoraires, directement ou indirectement, de la société pour s'être acquittée de ses obligations découlant des engagements relatifs à l'offre. Ni Crew ni Olympus n'a fourni à la société d'entente quelconque concernant l'exercice des bons de souscription qu'elles acquerront dans le cadre de l'offre.

Crew est une société de la Colombie-Britannique qui est inscrite à la cote de la BdeT, de la Bourse de Oslo, de la Bourse du Pacifique et de la Bourse de Francfort. Crew a des activités minières en Norvège, au Groenland, aux Philipinnes et en Afrique du Sud. Certains administrateurs et membres de la haute direction de Crew sont administrateurs de Asia Pacific, dont John Darch, Peter Barnes, Wayne Fallis et David Williamson. Crew détient envirion 13,3 % des actions ordinaires émises de la société en date du présent prospectus.

Olympus a convenu de faire convertir les débentures en actions de la société, quant au capital, aux intérêts et à la prime impayés jusqu'à la date de la conversion. Voir les rubriques Principaux actionnaires et Débentures convertibles.

MODE D'UTILISATION DES CERTIFICATS DE DROITS

Généralités

En remplissant et en signant le ou les formulaires appropriés des certificats de droits, conformément aux directives indiquées ci-dessous et sur le certificat de droits, le porteur d'un certificat de droits peut :

a) souscrire des unités (formulaire 1);

b) souscrire des unités supplémentaires (formulaire 2);

c) céder des droits ou vendre des droits autrement que par l'entremise de l'agent de souscription (formulaire 3); ou

d) diviser le certificat de droits (formulaire 4).

Exercice des droits

Chaque droit permettra au porteur de souscrire une unité moyennant un prix de 0,50 $ par unité (le ***prix d'exercice des droits***). Il ne sera pas émis de fraction d'action et aucune somme au comptant en remplacement de celle-ci ne sera versée. Le porteur de droits qui réside dans un des territoires de dépôt peut souscrire la totalité ou un nombre inférieur d'unités entières que son certificat de droits lui permet de souscrire, en remplissant et en signant le formulaire 1 du certificat de droits et en faisant parvenir à l'agent de souscription, au bureau de souscription, le certificat de droits accompagné du paiement intégral du prix d'exercice des droits relatifs aux unités souscrites. Le prix d'exercice des droits sera payable seulement en fonds canadiens, par chèque certifié, traite bancaire ou mandat poste au nom de l'agent de souscription. Le paiement requis, accompagné du certificat de droits dûment rempli, doit parvenir à l'agent de souscription au plus tard à l'heure d'expiration des droits, à défaut de quoi, et indépendamment du motif de ce défaut, le certificat de droits sera nul et sans valeur.

Privilège de souscription supplémentaire

Le porteur de droits qui souscrit la totalité des unités auxquelles il a droit peut, en même temps, souscrire des unités supplémentaires moyennant le prix d'exercice des droits. Pour se prévaloir en bonne et due forme de ce privilège, le porteur de droits doit remplir entièrement le formulaire 1 et le formulaire 2 du certificat de droits, y préciser le nombre d'unités supplémentaires souhaité, et remettre à l'agent de souscription, au bureau de souscription au plus tard à l'heure d'expiration des droits, le certificat de droits accompagné du paiement intégral du prix d'exercice des droits pour chaque unité supplémentaire souscrite. Le prix d'exercice des droits sera payable seulement en fonds canadiens, par chèque certifié, traite bancaire ou mandat poste au nom de l'agent de souscription. L'agent de souscription placera ces fonds dans un compte distinct en attendant la répartition des unités supplémentaires de la façon prévue aux présentes, et les fonds reçus d'un porteur en excédent du prix d'exercice des droits correspondant à toutes les unités supplémentaires attribuées à ce porteur seront retournés par la poste à ce porteur, sans intérêt ni déduction. Les intérêts gagnés sur les fonds détenus par l'agent de souscription relativement au privilège de souscription supplémentaire seront exclusivement au bénéfice de la société.

Les unités que les porteurs peuvent souscrire aux termes du privilège de souscription supplémentaire sont essentiellement les unités, s'il en est, qui n'ont pas été souscrites par des porteurs de certificats de droits au plus tard à leur d'expiration des droits. Si le nombre total d'unités supplémentaires souscrites par les porteurs de certificat de droits ayant rempli le formulaire 2 est supérieur au nombre d'unités supplémentaires disponibles, le nombre d'unités attribuées à chaque porteur sera le moins élevé des nombres suivants :

a) le nombre d'unités souscrites par ce porteur aux termes du privilège de souscription supplémentaire; et

b) sous réserve de la phase suivante, le produit (compte non tenu des fractions) obtenu en prenant le nombre total d'unités supplémentaires disponibles multiplié par une fraction dont le numérateur est le nombre d'unités souscrites par ce porteur aux termes de la souscription initiale à l'aide du formulaire 1 et le dénominateur est le nombre total d'unités souscrites aux termes de la souscription initiale à l'aide du formulaire 1 par l'ensemble des porteurs qui ont rempli le formulaire 2.

Si un porteur de droits souscrit un nombre d'unités supplémentaires inférieur à sa quote-part prévue à l'alinéa (ii) ci-dessus, les unités supplémentaires excédentaires seront attribuées d'une manière analogue entre les participants qui se sont vus attribuer un nombre d'unités supplémentaires inférieur au nombre qu'ils souhaitaient souscrire.

Si, par suite de l'application de la formule précitée, le souscripteur qui se prévaut du privilège de souscription supplémentaire se voit attribuer un nombre d'unités inférieur au nombre qu'il a précisé dans son formulaire 2, l'agent de souscription, lorsqu'il postera les certificats d'actions et les certificats de bons de souscription attestant ces unités émises à l'endroit du souscripteur, remboursera, sans intérêt ni déduction, la partie excédentaire du total du prix d'exercice des droits versée par ce souscripteur. Les intérêts gagnés sur les fonds détenus par l'agent de souscription relativement au privilège de souscription supplémentaire seront exclusivement au bénéfice de la société.

Vente et transfert de droits

Le porteur de droits peut vendre ses droits, plutôt que de les exercer, en remplissant et en signant le formulaire 3 du certificat de droits et en remettant le certificat de droits à l'acquéreur (cessionnaire). Si un certificat de droits est transféré en blanc, la société et l'agent de souscription peuvent par la suite considérer le porteur comme le propriétaire absolu de ce certificat de droits, à toutes fins que de droit, et ni la société ni l'agent de souscription ne seront affectés par un avis à l'effet contraire.

La signature du porteur de certificat de droits cédant sur le formulaire 3 doit être avalisée par une banque ou une société de fiducie canadienne ou par une entreprise membre de la BdeT, ou d'une autre manière convenant à l'agent de souscription.

Le cessionnaire peut exercer la totalité des droits conférés au porteur d'un certificat de droits sans qu'il lui faille obtenir un nouveau certificat de droits en procédant de la manière décrite sous la rubrique Exercice des droits; toutefois, l'agent de souscription ne saurait accepter une souscription de la part d'un cessionnaire qui lui semble être, ou que l'agent de souscription est fondé de considérer comme, un résidant d'un territoire autre qu'un territoire de dépôt, auquel cas ce certificat de droits sera traité de la manière décrite sous la rubrique *Certains actionnaires qui résident à l'extérieur des territoires de dépôt.*

Division des droits

Les porteurs peuvent diviser leur certificat de droits en le faisant parvenir à l'agent de souscription, accompagné d'une demande l'enjoignant de diviser ce certificat de droits en deux ou plusieurs certificats de droits. L'agent de souscription émettra alors les nouveaux certificats de droits suivant les coupures (correspondant, au total, au même nombre de droits attestés par le certificat de droits original faisant l'objet de la division) demandées par ce porteur. Les certificats de droits doivent être remis pour division au moins quatre (4) jours ouvrables avant l'heure d'expiration des droits, pour que les nouveaux certificats de droits puissent être émis et que les porteurs de droits puissent s'en servir.

Signatures

La signature sur une formule quelconque du certificat de droits doit correspondre exactement au nom du porteur indiqué au recto du certificat de droits (sauf si le certificat de droits a été transféré en blanc, auquel cas la société et l'agent de souscription peuvent considérer le porteur comme le propriétaire absolu de ces droits, à toutes fins que de droit, et ni la société ni l'agent de souscription ne sera affecté par un avis à l'effet contraire). Si un formulaire est signé par un fiduciaire, un exécuteur testamentaire, un administrateur successoral, un dirigeant d'une société ou toute personne agissant en qualité de fiduciaire ou de représentant, le certificat de droits doit être accompagné d'une preuve de cette autorité de signature qui convienne à l'agent de souscription.

Droits non exercés

Lorsqu'un porteur de droits fait défaut de remettre son ou ses certificats de droits à l'agent de souscription au plus tard à l'heure d'expiration des droits, remet son ou ses certificats de droits mais fait défaut de remplir le formulaire 1 du ou des certificats de droits, ou effectue le paiement intégral du prix d'exercice des droits au titre des unités à l'égard desquelles ce porteur souhaite exercer le ou les certificats de droits, ce porteur sera réputé ne pas avoir exercé les droits attestés par ce ou ces certificats de droits (ou la partie de ceux-ci à l'égard de laquelle ce porteur n'a pas effectué un paiement), et ces droits seront nuls sans valeur.

En outre, le porteur d'un certificat de droits qui exerce une partie, mais non la totalité, des droits et qui ne demande pas à l'agent de souscription de lui faire parvenir à un certificat de droits attestant le reliquat de ses droits qu'il a alors le loisir de vendre ou de transférer, ce porteur sera réputé avoir choisi de renoncer au reste de ces droits non exercés et ces droits deviendront nuls et sans valeur.

Réservation d'actions

La société réservera à tout moment un nombre suffisant d'actions non émises pour permettre l'exercice des droits et des bons de souscription émis lors de l'exercice des droits.

DESCRIPTION DES BONS DE SOUSCRIPTION

Les bons de souscription seront émis aux termes d'un acte (l'***acte relatif aux bons de souscription***) qui interviendra à la date de référence entre la société et Pacific Corporate Trust Company (le ***fiduciaire quant aux bons de souscription***). Le texte qui suit résume les dispositions importantes des bons de souscription et est donné sous réserve des dispositions détaillées de l'acte relatif aux bons de souscription.

Achat d'actions et exercice des bons de souscription

Chaque bon de souscription permet à son porteur, moyennant le paiement du prix de 1,00 $ par bon de souscription (le ***prix d'exercice des bons de souscription***) au plus tard à l'heure d'expiration des bons de souscription, de recevoir deux actions additionnelles et demie (2 ½) (soit l'équivalent de 0,40 $ par action ordinaire) lors de la remise au fiduciaire quant aux bons de souscription d'un avis d'exercice des bons de souscription dûment rempli et signé, accompagné d'un paiement par chèque certifié, traite bancaire ou mandat poste libellé au prix d'exercice des bons de souscription total, soit 1 $ par bon de souscription, au nom du fiduciaire quant aux bons de souscription, à son principal bureau. Les bons de souscription expireront à 16 h (heure de Vancouver) le 1er avril 2003, l'heure d'expiration des bons de souscription.

Cessibilité des bons de souscription

Sous réserve du respect des dispositions de l'acte relatif aux bons et des lois sur les valeurs mobilières applicables, les bons de souscription seront entièrement cessibles.

Fiduciaire quant aux bons de souscription

Les bons de souscription seront émis sous forme d'inscription en compte aux termes de l'acte relatif aux bons de souscription. La société a nommé Pacific Corporate Trust Company à titre de fiduciaire quant aux bons de souscription, à son principal bureau du 625 Howe Street, 10ᵉ étage, Vancouver (Colombie-Britannique) V6C 3B8 où les bons de souscription pourront être remis en vue d'être exercés, échangés ou remplacés.

Rajustement du prix d'exercice et des droits de souscription

L'acte relatif aux bons prévoit le rajustement du prix d'exercice des bons de souscription ou du nombre d'actions pouvant être émises lors de l'exercice des bons de souscription, ou des deux, à la survenance de certains événements, notamment :

c) la division ou le regroupement des actions;

d) la distribution des actions à l'endroit de la totalité ou quasi-totalité des actionnaires sous forme de dividende en actions ou d'une autre forme de distribution, autres que les *dividendes versés dans le cours normal* (tel que défini dans l'acte relatif aux bons);

e) l'émission de droits, d'options ou de bons de souscription à la totalité ou quasi-totalité des actionnaires leur permettant, au cours d'une période prenant fin au plus tard quarante-cinq jours après la date de l'émission de ceux-ci, d'acquérir des actions (ou des titres pouvant être convertis en actions) moyennant un cours inférieur à 95 % du *cours en vigueur* (tel que défini dans l'acte relatif aux bons) de ces actions; et

f) la distribution, à l'endroit de la totalité ou quasi-totalité des actionnaires, de titres autres que des actions ou des droits, des options ou des bons de souscription (autres que ceux décrits en c) ci-dessus), ou de biens ou d'autres éléments d'actif (notamment des titres de créances), mais excluant les *dividendes versés dans le cours normal*.

L'acte relatif aux bons prévoit également un mécanisme de rajustement de la catégorie ou du nombre de titres pouvant être émis lors de l'exercice des bons de souscription ou du prix d'exercice par titre (sous réserve de certaines exceptions prévues dans l'acte relatif aux bons) en cas i) de recatégorisation des actions, ii) de fusion de la société avec une autre entité, ou d'arrangement entre celles-ci ou iii) de transfert de la totalité ou quasi-totalité de l'actif de la société.

La société s'engagera également, par le truchement de l'acte relatif aux bons de souscription, durant la période au cours de laquelle les bons de souscription peuvent être exercés, à diffuser un avis public annonçant au moins quatorze (14) jours à l'avance la date de référence ou la date d'effet, selon le cas, de certains événements précis.

Il n'est pas nécessaire de rajuster le prix d'exercice des bons de souscription ou le nombre d'actions pouvant être émises lors de l'exercice des bons de souscription, sauf a) si l'effet cumulatif de ce ou ces rajustements est susceptible d'entraîner une variation d'au moins 1 % du prix d'exercice des bons de souscription ou d'au moins un dixième de 1 % du nombre d'actions susceptibles d'être émises, ou b) si les porteurs de bons de souscription sont autorisés, sous réserve d'approbation par les autorités de réglementation, a participer à un événement décrit ci-dessus au même titre que s'ils avaient augmenté le nombre de bons de souscription qu'ils détenaient avant la survenance de cet événement (sauf dans le cas d'une division ou d'un regroupement d'actions).

Droit d'achat

Aux termes de l'acte relatif aux bons de souscription, la société aura le droit d'acheter sur le marché libre, au moyen d'une entente privée ou autrement, la totalité ou une partie des bons de souscription alors en circulation.

Aucune fraction d'action

Il ne sera pas émis de fraction d'action lors de l'exercice de tout bon de souscription et aucune somme au comptant en remplacement de celle-ci ne sera versée. Si un nombre impair de bons de souscription est exercé par son porteur, la fraction d'actions sera arrondie à la baisse au nombre entier d'actions ordinaires suivant pouvant être émises lors de l'exercice des bons de souscription.

Les porteurs de bons de souscription ne sont pas des actionnaires

Les porteurs de bons de souscription n'ont pas de droits de vote, de droit de préemption ni d'autres droits à titre d'actionnaires de la société.

PARTICIPATIONS DES ADMINISTRATEURS ET DES CADRES SUPÉRIEURS

Des 60 093 341 actions ordinaires en circulation en date du présent prospectus, une tranche de 5 077 500 actions ordinaires (8,5 %) était détenue, directement et indirectement, par des administrateurs et cadres supérieurs de la société. Suite à la conversion des débentures, si le nombre maximum de 320 456 390 actions ordinaires de la société sont émises, les administrateurs et membres de la haute direction de la société détiendront, directement ou indirectement, 1,3 % des actions de la société en circulation. En outre, un administrateur a une participation de 50 % dans Crew Holdings Ltd., laquelle détient 4 742 375 actions ordinaires. La société a été avisée que les administrateurs et cadres supérieurs ont l'intention d'exercer environ 1 104 350 droits d'acheter des unités, représentant quelque 22 % des droits qui leur sont attribués.

INCIDENCES DE L'IMPÔT SUR LE REVENU FÉDÉRAL AU CANADA

De l'avis de Thorsteinssons, conseillers fiscaux spéciaux pour la société, le texte qui suit constitue, en date des présentes, un sommaire juste et précis des principales incidences fiscales fédérales découlant de la *Loi de l'impôt sur le revenu* (Canada) (la ***LIR***) pour un porteur de droits ou un porteur d'actions de la société qui ont été acquises lors de l'exercice de droits. Ce sommaire ne s'applique qu'aux actionnaires de la société qui sont résidents du Canada, aux fins de la LIR, et détiennent des droits et des actions de la société à titre de biens en immobilisations et négocient sans lien de dépendance avec la société.

Le présent sommaire est fondé sur les dispositions actuelles de la LIR et de son règlement d'application, et sur toutes propositions visant à modifier la LIR et son règlement annoncées publiquement par le ministre des Finances, avant la date des présentes. Il prend également en considération l'interprétation des conseillers juridiques des pratiques administratives et des politiques de cotisations de l'Agence des douanes et du revenu du Canada. Le présent sommaire ne tient pas compte de toutes autres lois ou incidences fiscales d'une province, d'un territoire ou d'un pays étranger qui pourraient différer grandement des incidences fiscales fédérales canadiennes dont il est question aux présentes.

Le présent sommaire est de nature générale seulement et ne se veut pas un conseil juridique ou fiscal à un porteur de droits ou d'actions en particulier, ni ne saurait être interprété comme tel. Par conséquent, chaque actionnaire de la société et tous les actionnaires éventuels sont priés de consulter leurs propres conseillers en fiscalité quant aux incidences fiscales découlant de leur participation à la présente offre.

Émission, disposition et expiration des droits

Un actionnaire de la société à qui des droits sont émis ne sera pas tenu d'inclure quelque somme que ce soit relative à ces droits dans le calcul de son revenu aux fins de la LIR.

Le prix de base rajusté des droits émis à un actionnaire de la société est de néant.

Lorsque des droits émis à un actionnaire de la société sont vendus ou font autrement l'objet d'une disposition par cet actionnaire, ou pour son compte, plutôt que d'être exercés, le produit net réalisé constituera un gain en capital pour cet actionnaire. Dans de telles circonstances, le porteur devra inclure, dans le calcul de son revenu aux fins de la LIR, un gain en capital imposable équivalent à un quart du montant du gain capital réalisé pour l'exercice au cours duquel est survenue la disposition.

Lorsque des droits émis à un actionnaire sont conservés jusqu'à leur expiration, ils ne donnent lieu à aucune incidence fiscale.

Exercice des droits

Un porteur de droits ne réalisera aucun gain ni ne subira de perte lors de l'exercice de celui-ci. Le coût de l'unité, qui consiste en deux actions ordinaires et demie et en un bon de souscription, acquise lors de l'exercice d'un droit correspondra au prix de souscription de l'unité.

Affectation du prix d'achat

La société et les acquéreurs d'unités devront affecter le prix d'achat d'une unité entre les deux actions ordinaires et demie et le bon de souscription afin d'établir leur coût respectif aux fins de la LIR. Cette affectation doit être réalisée de manière raisonnable et l'Agence des douanes et du revenu du Canada prévoit dans une politique administrative que la société et l'acquéreur doivent réaliser cette affectation de manière identique. La société affectera 0,199 $ à chaque action ordinaire d'une unité et 0,001 $ à chaque bon de souscription, soit une affectation que la société considère raisonnable. Cette affectation ne sera toutefois pas exécutoire pour l'Agence des douanes et du revenu du Canada.

Disposition ou expiration d'un bon de souscription

De manière générale, le porteur de bons de souscription qui dispose d'un bon de souscription réalisera un gain (ou subira une perte) en capital à l'occasion de la disposition dans la mesure où le produit de la disposition du bon de souscription est supérieur (ou inférieur) au total du prix de base rajusté de ce bon de souscription et de tous les frais de disposition. De manière générale, à l'expiration d'un bon de souscription qui n'a pas été exercé, le porteur de ce bon de souscription réalisera un gain en capital équivalant au prix de base rajusté de ce bon de souscription. Le porteur d'un bon de souscription devra inclure, dans le calcul de son revenu aux fins de la LIR, la moitié du montant de tout gain en capital réalisé (ou de toute perte en capital subie) lors de la disposition ou de l'expiration du bon de souscription pour l'exercice au cours duquel est survenue la disposition ou l'expiration.

Exercice des bons de souscription

Le porteur d'un bon de souscription ne réalisera aucun gain ni ne subira de perte lors de l'exercice de celui-ci. Lorsqu'un bon de souscription est exercé, le coût de l'action ordinaire ainsi acquise par le porteur de bons de souscription sera le total du prix de base rajusté du bon de souscription et du prix d'exercice payé à l'égard de l'action ordinaire.

Prix de base rajusté des actions

Le prix de base rajusté de chaque action ordinaire détenue par un actionnaire de la société à tout moment, notamment les actions ordinaires qui lui sont émises par suite de l'exercice de droits ou de bons de souscription, sera le prix de base rajusté moyen pour lui de toutes les actions ordinaires de la société dont il est propriétaire à ce moment.

Disposition d'actions

La disposition ou disposition réputée d'actions ordinaires de la société donnera lieu à un gain en capital ou à une perte en capital, selon le cas, correspondant au montant par lequel le produit de la disposition de ces actions ordinaires est supérieur, ou inférieur, au prix de base rajusté de ces actions ordinaires et aux frais découlant de cette disposition. L'actionnaire devra inclure, dans le calcul de son revenu pour l'exercice au cours duquel est survenue la disposition, la moitié du montant de tout gain en capital réalisé (ou de toute perte en capital subie).

Déductibilité des intérêts

De manière générale, les intérêts débiteurs engagés par une personne à l'égard d'une somme empruntée pour souscrire des actions ordinaires lors de l'exercice de droits ou de bons de souscription, seront déductibles dans le calcul du revenu ou des pertes de cette personne aux fins de l'impôt durant l'année d'imposition au cours de laquelle ces intérêts débiteurs sont engagés; toutefois, cette personne doit demeurer propriétaire des actions ordinaires ou se servir par ailleurs des sommes empruntées pour gagner un revenu provenant d'une entreprise ou d'un bien.

Non-résidents du Canada

L'information sommaire qui suit s'applique aux porteurs qui, aux fins de la LIR, ne sont pas, n'ont pas été ni ne seront réputés être des résidants du Canada à tout moment alors qu'il détiennent, ont détenu ou détiendront des droits, des bons de souscription ou des actions acquises lors de l'exercice de droits ou de bons de souscription, détiennent ces droits, bons de souscription ou actions à titre de biens en immobilisations et ne se servent pas, ni ne se serviront, de leurs droits, bons de souscription ou des actions acquises lors de l'exercice de droits ou de bons de souscription afin d'exploiter une entreprise au Canada (les ***actionnaires non-résidents***).

Les actionnaires non-résidents ne seront pas redevables de l'impôt sur le revenu fédéral canadien à l'égard de la valeur des droits qui leur sont émis aux termes de la présente offre.

De manière générale, les actionnaires non-résidents ne seront pas redevables d'un impôt en vertu de la LIR au titre des gains en capital réalisés lors de la disposition d'un droit, d'un bon de souscription ou d'une action, selon le cas, (notamment une disposition effectuée par l'agent de souscription pour le compte d'un actionnaire non-résident) sauf si ce droit, ce bon de souscription ou cette action constitue un bien canadien imposable au sens de la LIR et si l'actionnaire non-résident n'a aucun recours à sa disposition en vertu d'un traité fiscal international pertinent entre le Canada et le pays de résidence de cet actionnaire non-résident. Un droit, un bon de souscription ou une action, selon le cas, constituera un bien canadien imposable pour un actionnaire non-résident si, à tout moment au cours de la période de 60 mois se terminant au moment de la disposition du droit, du bon de souscription ou de l'action, selon le cas, au moins 25 % des actions émises de toute catégorie ou série de la société (y compris les intérêts sur ces actions) appartenaient à un actionnaire non-résident, à des personnes avec qui l'actionnaire non-résident avait un lien de dépendance, ou toute combinaison formée de cet actionnaire non-résident et de ces personnes. Aux fins de ce calcul, un actionnaire non-résident ou toute personne avec laquelle l'actionnaire non-résident à un lien de dépendance sera considéré comme le propriétaire de toutes les actions que l'actionnaire non-résident ou la personne a le droit d'acquérir aux termes des droits ou d'autres droits permettant d'acquérir des actions du capital-actions de la société qui sont conférés à cet actionnaire non-résident ou à cette personne.

Les dividendes sur les actions reçues par un actionnaire non-résidents seront soumis à une retenue d'impôt canadienne. Le taux de la retenue d'impôt en vertu de la LIR correspond à 25 % de la somme qui est payée à un actionnaire non-résident, ou lui est créditée, sous réserve des dispositions d'un traité fiscal applicable ou d'une autre convention entre le Canada et le pays de résidence de l'actionnaire non-résident en question.

Dans le cas d'une retenue d'impôt obligatoire, la société doit porter la retenue d'impôt en réduction des dividendes versés aux actionnaires non-résidents et remettre le montant ainsi recouvré au fisc canadien.

FACTEURS DE RISQUE

L'entreprise de la société est soumise aux risques inhérents au secteur de l'exploration et de la mise en valeur de ressources minérales. La rentabilité de l'entreprise de la société et le cours de ses titres sont tributaires de ses efforts fructueux en matière de mise en valeur et de mise en production des projets Somboon et Udon, dans la concession de potasse Udon Thani en Thaïlande. L'exploration et la mise en valeur de gisements minéraux comportent des risques considérables, et bien que les récompenses puissent être grandes lorsqu'un corps minéralisé est découvert, seul un faible pourcentage des propriétés ayant fait l'objet de travaux d'exploration est ultimement transformé en chantier minier. D'énormes capitaux seront requis pour en arriver à la décision d'aménagement de la mise et de mettre cette propriété en production commerciale. Le coût des installations d'exploitation minière et de traitement est estimé à 545 millions $US. Les capitaux nécessaires pour maintenir la mine en production sont estimés à 140 millions $US. Il ne peut être garanti que la société ou sa filiale sera en mesure de créer une coentreprise avec des partenaires industriels et de lever sa quote-part des coûts susmentionnés, ni que ces coûts n'augmenteront pas en raison de facteurs échappant à la volonté de la société.

Pour continuer à respecter ses obligations à mesure de leur échéance, à détenir sa propriété et à entreprendre sa mise en valeur, la société doit recueillir des fonds suffisants dans le cadre du placement de droits, conclure la conversion des débentures et pouvoir lever des capitaux additionnels ou obtenir d'autres participations, au besoin. L'engagement conditionnel d'Olympus est assujetti au respect intégral des conventions de souscription dont il est question dans la convention de soutien Darch et la convention de soutien Crew.

À l'heure actuelle, le fonds de roulement de la société n'est pas suffisant pour racheter les débentures convertibles qui échoiront le 28 février 2002 si les porteurs de débentures ne choisissent pas de convertir les débentures convertibles en actions ordinaires de la société. La conversion des débentures convertibles est soumise à certaines conditions, dont l'obligation de Crew de conclure les engagements de Crew. Voir la rubrique *Conversion des débentures*. Si ces conditions ne sont pas respectées et que Olympus n'y renonce pas, la société serait en défaut dans le cadre des débentures convertibles après le 28 février 2002, deviendrait insolvable et ne pourrait financer ses activités. Dans une telle situation, la société devrait vraisemblablement cesser ses activités et demander la protection de la loi sur les faillites.

La société a reçu des LPS du ministère des ressources minérales de la Thaïlande en juin 2001. Les LPS permettent à la société de continuer à détenir les droits nécessaires sur les gisements et de passer à l'étape suivante, l'obtention des Prathanabats. Les LPS obligent la société à engager 240 000 $ US au cours de chacune des deux prochaines années, et sur cette somme, la société a déjà dépensé 186 000 $ US. Pour respecter les obligations de ses LPS, la société devra disposer des fonds suffisants.

La société n'a aucun relevé des bénéfices et ne tirera probablement aucun produit de son exploitation dans un avenir prévisible.

Pour mettre la propriété de potasse en production commerciale, la société doit obtenir des Prathanabats du gouvernement de la Thaïlande, ce qui oblige un paiement de 5 000 000 $ US. Rien ne saurait garantir qu'elle obtiendra cette licence. La convention de concession prévoit que toutes les zones d'exploration dans le cadre des LPS prennent fin le 4 juin 2003, à moins qu'une décision positive de production commerciale n'ait été prise et que les demandes de Prathanabats n'aient été présentées. Même si tous les droits sont vendus et que tous les bons de souscription sont exercés, la société nécessiterait quand même la participation d'autres organismes pour financer le projet Somboon, et il n'y a aucune assurance qu'elle pourra négocier une telle participation, ni, dans l'affirmative, qu'elle pourra le faire à des conditions favorables.

Les coûts et prix estimatifs relatifs au projet Somboon que contient le présent prospectus sont fondés sur le taux de change, les coûts et prix de 1998. Bien que la direction ne connaisse actuellement aucun fait par suite duquel les évaluations contenues aux présentes serait considérablement défavorable pour la société, les conditions futures pourraient être toutes autres. Si les taux de change, les coûts et les prix futurs diffèrent de manière marquée de ceux qui ont servi au calcul des données indiquées dans le présent prospectus, ils pourraient avoir des répercussions défavorables importantes sur la faisabilité du projet Somboon et la situation financière de la société.

Les possibilités d'écoulement de la potasse pourraient être touchées par de nombreux facteurs échappant à la volonté de la société. Parmi ces facteurs : les fluctuations de marché, les réactions de la concurrence, la proximité et la capacité des marchés et du matériel de traitement, la réglementation gouvernementale, notamment les règlements concernant les prix, les impôts, les redevances, les régimes fonciers, les importations et exportations de potasse, ainsi que la protection de l'environnement. Il n'est pas possible de prévoir avec précision les répercussions de ces facteurs. Même si la production est mise en route, la société pourrait ne pas toucher un rendement adéquat sur le capital investi en raison d'une combinaison de ces facteurs.

L'exploitation minière comporte en général un degré élevé de risques. Il faut tenir compte des dangers que représentent des formations inhabituelles ou inattendues et d'autres conditions. La société pourrait être tenue responsable d'une pollution du milieu, d'affaissements ou de dangers contre lesquels elle n'est pas en mesure de s'assurer ou contre lesquels elle a choisi de ne pas s'assurer. Les paiements engendrés par ces responsabilités pourraient entraîner d'importantes répercussions néfastes sur la situation financière de la société.

L'exploitation actuelle ou future nécessite des permis, des licences ou des baux octroyés par diverses autorités gouvernementales, et cette exploitation est et sera régie par les lois et règlements régissant la mise en valeur, l'exploitation minière, la production, les taxes, les normes du travail, la santé au travail, l'élimination des déchets, les substances toxiques, l'utilisation du sol, la protection de l'environnement, la sécurité dans la mine et d'autres questions. Les sociétés engagées dans la mise en valeur et l'exploitation de mines et des installations connexes pourraient voir leurs coûts augmenter et accuser des retards au niveau de la production et d'autres échéanciers par souci de se conformer aux lois, règlements et permis applicables. Rien ne garantit que tous les permis dont la société a besoin pourront être obtenus à des conditions raisonnables, ni que ces lois et règlements n'auront pas de répercussions défavorables sur les projets Somboon et Udon.

Le défaut de respecter les lois, règlements et exigences en matière de permis applicables pourrait faire intervenir des mesures d'exécution, notamment des ordonnances délivrées par des autorités de réglementation ou judiciaires pour arrêter ou interrompre l'exploitation, et pourrait comporter des mesures correctives nécessitant des capitaux considérables, l'installation de matériel supplémentaire ou la prise de mesures correctrices. Les parties engagées dans une exploitation minière pourraient être tenues de dédommager les entités subissant une perte ou des dommages découlant des activités d'exploitation minière, et pourraient se voir imposer des peines criminelles ou des pénalités pour avoir enfreint des lois ou des règlements applicables.

Des modifications aux lois, règlements et permis actuels qui régissent l'exploitation et les activités des sociétés minières, ou l'application plus stricte de ceux-ci, pourraient avoir un impact défavorable important sur la société et entraîner une augmentation des dépenses en immobilisations ou des coûts de production, ralentir la production ou nécessiter l'abandon ou des retards dans la mise en valeur du projet Somboon ou du projet Udon.

Il existe un certain nombre de grandes sociétés minières établies qui disposent de capacités considérables et de ressources financières et techniques supérieures à celles de la société, et cette dernière pourrait devoir relever leur concurrence.

Investissements à l'étranger

Comme c'est le cas pour tous les types d'exploitations commerciales internationales, les fluctuations des devises, les contrôles du change, les restrictions sur les placements à l'étranger, les changements aux régimes fiscaux ou les actions politiques sont susceptibles de nuire à la valeur des investissements de la société et d'entraîner des répercussions néfastes sur la situation financière de la société et ses résultats d'exploitation. La Thaïlande est un pays démocratisé et stable du point de vue politique, bien qu'elle soit l'hôte d'une forte présence militaire. La société entretient d'excellentes relations avec les intervenants des paliers du gouvernement thaïlandais qui veillent sur les activités d'exploitation minière, d'exploration et de mise en valeur.

Règlements environnementaux

Tous les instigateurs d'exploitations minières en Thaïlande doivent soumettre un plan de protection environnementale aux ministères gouvernementaux, décrivant en détail les projets et l'engagement de l'entreprise en vue de respecter la réglementation en matière d'environnement.

Taux de change

La société est vulnérable aux fluctuations éventuelles du change en ce qui concerne son projet de potasse en Thaïlande. La société est susceptible de recourir à des instruments dérivés pour réduire son exposition aux risques de change. Ses activités reposent sur des prédicats formulés en dollars US, mais elle devra effectuer des dépenses en capital et engager des frais d'exploitation dans la devise locale.

Dilution

Les actionnaires subiront une dilution lors de la conversion des débentures par les porteurs de débentures. Si un actionnaire n'exerce pas ses droits, la valeur des actions ordinaires que détient déjà cet actionnaire subira une dilution plus prononcée lorsque d'autres actionnaires exerceront leurs droits.

LITIGES EN COURS

À l'heure actuelle, il n'y aucune poursuite judiciaire en cours ou pendante qui mette en cause ou soit susceptible de mettre en cause la société ou son actif.

DIRIGEANTS ET AUTRES PERSONNES INTÉRESSÉS DANS DES OPÉRATIONS IMPORTANTES

Aucun initié, dirigeant ou actionnaire (qui est propriétaire véritable d'actions comportant plus de 10 % des droits de vote, ou exerce un contrôle ou une emprise sur ces actions), et aucune personne qui a des liens avec ceux-ci ou fait partie de leur groupe, n'a ni n'a eu d'intérêt important, direct ou indirect, dans toute opération depuis le commencement de l'exercice terminé le plus récent de la société, ou dans toute opération envisagée qui, dans un cas comme dans l'autre, a eu ou aura une incidence importante sur la situation de la société, sauf :

En septembre 2001, la société a convenu de payer rétroactivement à un administrateur ne faisant pas partie de la direction de la société une rémunération mensuelle de 300 000 Baht (10 500 $) du 1er février au 30 septembre 2001. La société a également conclu un contrat avec une société fermée contrôlée par ce même administrateur pour que celui-ci lui fournisse des services de consultation au taux de 300 000 Baht (environ 10 500 $) par mois à compter du 1er octobre 2001. Le contrat peut être annulé par l'une ou l'autre des parties moyennant un préavis d'un mois. Le paiement rétroactif total jusqu'au 31 août 2001 au montant de 71 800 $ a été comptabilisé durant la période de trois mois terminée à cette même date.

Le 23 mars 2001, le président et chef de la direction de la société a démissionné et a convenu d'un règlement de résiliation qui lui donnera une indemnité de départ totale d'environ 900 000 $. Durant la période de six mois terminée le 31 août 2001, la société a versé 110 000 $ à l'égard de cette obligation d'indemnité de départ. Le reste de 790 000 $ a été inclus dans les comptes créditeurs et les frais courus en date du 31 août 2001. Le contrat a été résilié pour valoir le 10 janvier 2002; toutefois, le conseil d'administration de la société a adopté une résolution remettant le contrat en vigueur.

Les opérations avec des personnes reliées qui n'ont pas été divulguées ailleurs dans ses états financiers comprennent des frais de consultation et de gestion de 958 312 $ (1 018 244 $ pour 2000 et 1 017 132 $ pour 1999) versés à des sociétés contrôlées par des administrateurs ou faisant partie de leurs groupes.

Durant l'exercice terminé le 28 février 1999, la société a acquis un appartement de copropriété en Thaïlande auprès de deux de ses administrateurs. Durant l'exercice terminé le 28 février 2001, la société a déterminé que le promoteur initial n'avait pas adéquatement publié le titre de l'appartement de copropriété et son achat a donc été annulé. La société a inversé l'opération et a comptabilisé les comptes débiteurs de 291 798 $, soit le prix d'achat initial de l'appartement de copropriété au montant de 8 600 000 Baht auprès de personnes reliées. Durant la période de six mois terminée le 31 août 2001, la société a reçu cette somme.

VÉRIFICATEURS, AGENT CHARGÉ DE LA TENUE DES REGISTRES ET AGENT DES TRANSFERTS

Les vérificateurs de la société sont Deloitte & Touche s.r.l., comptables agréés, C.P. 49279, Four Bentall Centre, bureau 2100 - 1055 Dunsmuir Street, Vancouver (Colombie-Britannique), V7X 1P4. Pacific Corporate Trust Company, 625 Howe Street, 10e étage, Vancouver (Colombie-Britannique), V6C 3B8, est l'agent chargé de la tenue des registres et l'agent des transferts pour les actions ordinaires.

CONTRATS IMPORTANTS

Les seuls contrats importants, autres que les contrats conclus dans le cours normal des activités de la société, qui ont été conclus par celle-ci au cours des deux années précédant la date des présentes se lisent comme suit :

a) L'acte de fiducie daté du 24 juillet 1998 entre Asia Pacific Resources Ltd. et Pacific Corporate Trust Company, le premier acte de fiducie supplémentaire daté du 6 août 1998, le deuxième acte de fiducie supplémentaire daté du 14 mai 1999, le troisième acte de fiducie supplémentaire daté du 17 juillet 2000 et le quatrième acte de fiducie supplémentaire daté du 8 octobre 2001, tel que mentionné sous la rubrique *Débentures convertibles*.

b) Les conventions de soutien datées du 8 octobre 2001, les modifications datées du 4 décembre 2001 et du 17 janvier 2002 et la convention de modification en date du 5 février 2002, tel que mentionné sous les rubriques *Débentures convertibles* et *Engagements relatifs à l'offre*.

c) L'entente de règlement intervenue avec M. Gerald Wright mentionnée sous la rubrique *Cessation d'emploi, changements dans les responsabilités et contrats d'emploi*.

d) La convention de réserve en date du 4 février 2002 intervenue avec Olympus et Crew dont il est question sous la rubrique *Mode placement – Engagements relatifs à l'offre*.

e) La convention relative aux droits en date du 5 février 2002.

On peut consulter une copie des documents susmentionnés au 800, West Pender Street, bureau 615, Vancouver (Colombie-Britannique), durant les heures d'ouverture normales, en tout temps avant la date d'expiration des droits.

AUTRES FAITS IMPORTANTS

Il n'existe aucun autre fait important concernant les titres qui seront offerts et qui ne soit pas divulgué ailleurs dans le présent prospectus.

DROITS DE RÉSOLUTION ET SANCTIONS CIVILES

La législation en valeurs mobilières de certaines provinces du Canada confère à l'acquéreur un droit de résolution. Ce droit ne peut être exercé que dans les deux jours ouvrables suivant la réception réelle ou réputée du prospectus et des modifications. Ces lois permettent également à l'acquéreur de demander la nullité, la révision du prix ou, dans certains cas, des dommages-intérêts par suite d'opérations de placement effectuées avec un prospectus contenant des informations fausses ou trompeuses, ou par suite de la non-transmission du prospectus. Toutefois, ces diverses actions doivent être exercées dans des délais déterminés. On se reportera aux dispositions applicables et on consultera éventuellement un avocat.

Rapport des vérificateurs et états financiers consolidés

ASIA PACIFIC RESOURCES LTD.

31 août 2001

Rapport des vérificateurs

Aux administrateurs de
Asia Pacific Resources Ltd.

Nous avons vérifié les bilans consolidés d'Asia Pacific Resources Ltd. (une société d'exploration) au 28 février 2001 et au 29 février 2000 et les états consolidés des résultats et des flux de trésorerie pour chacun des exercices compris dans la période de trois ans terminée le 28 février 2001. La responsabilité de ces états financiers incombe à la direction de la Société. Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur nos vérifications.

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers.

À notre avis, ces états financiers consolidés donnent, à tous les égards importants, une image fidèle de la situation financière de la Société au 28 février 2001 et au 29 février 2000 ainsi que des résultats de son exploitation et de ses flux de trésorerie pour chacun des exercices compris dans la période de trois ans terminée le 28 février 2001 selon les principes comptables généralement reconnus du Canada.

(signé) Deloitte & Touche, s.r.l.
Comptables agréés
Vancouver (Colombie-Britannique)
Le 29 juin 2001 (le 5 février 2002 pour la note 17)

ASIA PACIFIC RESOURCES LTD.

(une société d'exploration)

Bilans consolidés

Au 31 août 2001 (non vérifié), au 28 février 2001 et au 29 février 2000
(en $ CA)

	31 août 2001	28 février 2001	29 février 2000
ACTIF	**(non vérifié)**		(retraité - note 3)
À COURT TERME			
Encaisse	**1 930 005 $**	1 010 880 $	5 835 429 $
Débiteurs	**521 750**	570 428	619 266
Montants à recevoir des sociétés affiliées	**-**	291 798	270 507
Charges payées d'avance	**314 111**	72 238	49 127
Autres actifs à court terme	**48 890**	85 669	58 308
	2 814 756	2 031 013	6 832 637
PARTICIPATION DANS UNE CONCESSION MINIÈRE DE POTASSE (note 6)	**84 960 458**	84 322 317	82 920 570
INVESTISSEMENT DANS UN TERRAIN (note 7)	**7 868 754**	7 847 522	7 799 626
COÛTS DE FINANCEMENT REPORTÉS	**8 602**	43 006	560 106
PERTES DE CHANGE REPORTÉES	**304 104**	1 303 900	-
IMMOBILISATIONS (note 4)	**180 065**	204 779	601 567
	96 136 739 $	95 752 537 $	98 714 506 $
PASSIF			
À COURT TERME			
Créditeurs et charges à payer	**1 027 241 $**	242 916 $	340 761 $
Débentures convertibles (note 8)	**37 580 068**	37 273 734	-
Intérêts à payer sur les débentures convertibles (note 8 b)	**23 610 736**	19 103 097	8 063 571
Tranche des passifs d'impôts futurs échéant à court terme	**58 290**	198 184	-
	62 276 335	56 817 931	8 404 332
DÉBENTURES CONVERTIBLES (note 8)	**-**	-	33 492 781
GAINS DE CHANGE REPORTÉS	**-**	-	728 382
PASSIFS D'IMPÔTS FUTURS	**16 348 459**	16 348 459	17 070 411
	78 624 794	73 166 390	59 695 906
CAPITAUX PROPRES			
Capital-actions (note 9)	**75 236 994**	72 179 535	72 179 535
Composante capitaux propres des débentures convertibles (note 8)	**4 985 439**	4 985 439	4 985 439
Déficit	**(62 710 488)**	(54 578 827)	(38 146 374)
	17 511 945	22 586 147	39 018 600
	96 136 739 $	95 752 537 $	98 714 506 $

ACTIVITÉS POURSUIVIES (note 1)

APPROUVÉ PAR LE CONSEIL

(Signé) Robert G. Connochie

Robert G. Connochie, administrateur

(Signé) Peter D. Barnes

Peter D. Barnes, administrateur

ASIA PACIFIC RESOURCES LTD.

(une société d'exploration)

États consolidés des résultats

Des semestres terminés les 31 août 2001 et 2000 (non vérifié) et des exercices terminés le 28 février 2001, le 29 février 2000 et le 28 février 1999

(en $ CA)

	Semestres terminés les 31 août		Exercices terminés les		
			28 février	29 février	28 février
	2001	2000	2001	2000	1999
	(non vérifié)	(non vérifié)		(retraité - note 3)	(retraité - note 3)
INTÉRÊTS CRÉDITEURS ET AUTRES REVENUS	**28 210 $**	100 819 $	172 825 $	197 465 $	522 263 $
CHARGES					
Comptabilité et frais juridiques	**74 062**	136 493	267 824	152 527	265 796
Amortissement des immobilisations	**37 541**	56 096	110 785	115 918	116 604
Amortissement des coûts de financement reportés	**34 404**	482 696	517 100	1 222 052	661 947
Services-conseils	**322 257**	144 603	327 031	311 866	687 685
Intérêts débiteurs et frais bancaires	**4 702 557**	4 364 474	12 068 490	9 353 226	4 913 569
Administration et autres	**192 047**	215 486	428 658	400 067	529 856
Publicité et déplacements	**216 884**	500 531	912 160	839 339	1 214 278
Loyer	**79 018**	79 289	157 245	188 580	198 309
Rémunération	**1 438 560**	717 625	1 352 615	1 552 914	1 647 388
Frais de transfert et de dépôt	**37 481**	54 084	71 703	36 102	68 454
	7 134 811	6 751 377	16 213 611	14 172 591	10 303 886
PERTE AVANT ÉLÉMENTS CI-DESSOUS	**(7 106 601)**	(6 650 558)	(16 040 786)	(13 975 126)	(9 781 623)
(PERTE) GAIN DE CHANGE	**(1 164 954)**	111 470	(889 631)	956 032	(713 559)
PERTE AVANT IMPÔTS	**(8 271 555)**	(6 539 088)	(16 930 417)	(13 019 094)	(10 495 182)
RECOUVREMENT AU TITRE DES IMPÔTS EXIGIBLES	**139 894**	236 080	497 964	1 269 672	501 830
PERTE NETTE DE LA PÉRIODE	**(8 131 661)**	(6 303 008)	(16 432 453)	(11 749 422)	(9 993 352)
DÉFICIT, AU DÉBUT	**(54 578 827)**	(38 146 374)	(38 146 374)	(26 396 952)	(16 403 600)
DÉFICIT, À LA FIN	**(62 710 488) $**	(44 449 382) $	(54 578 827) $	(38 146 374) $	(26 396 952) $
PERTE PAR ACTION	**(0,14) $**	(0,12) $	(0,30) $	(0,22) $	(0,20) $
NOMBRE MOYEN PONDÉRÉ D'ACTIONS EN CIRCULATION	**56 852 485**	54 467 705	54 467 705	52 794 264	50 279 495

ASIA PACIFIC RESOURCES LTD.

(une société d'exploration)

États consolidés des flux de trésorerie

Des semestres terminés les 31 août 2001 et 2000 (non vérifié) et des exercices terminés le 28 février 2001, le 29 février 2000 et le 28 février 1999

(en $ CA)

	Semestres terminés les 31 août		Exercices terminés les		
	2001	2000	28 février 2001	29 février 2000	28 février 1999
	(non vérifié)	(non vérifié)			
FLUX DE TRÉSORERIE LIÉS AUX ACTIVITÉS D'EXPLOITATION					
Perte nette de la période	**(8 131 661) $**	(6 303 008) $	(16 432 453) $	(11 749 422) $	(9 993 352) $
Éléments sans incidence sur l'encaisse					
Augmentation de la composante passif des débentures convertibles	**76 388**	1 071 723	1 671 879	3 951 102	1 985 557
Intérêts à payer sur les débentures convertibles	**4 619 049**	3 073 894	10 395 176	4 971 924	2 838 148
Amortissement des immobilisations	**37 541**	56 096	110 785	115 918	116 604
Amortissement des coûts de financement reportés	**34 404**	482 696	517 100	1 222 052	661 947
Amortissement des pertes (gains) de change	**1 089 848**	(62 353)	76 792	(860 491)	(17 305)
Perte à la cession de placements	**-**	-	23 084	-	-
Perte de change	**28 484**	112 626	644 350	214 945	38 554
Recouvrement au titre des impôts futurs	**(139 894)**	(261 884)	(523 768)	(1 237 806)	(515 855)
	(2 385 841)	(1 830 210)	(3 517 055)	(3 371 778)	(4 885 702)
Variation des éléments hors caisse du fonds de roulement (note 11)	**919 707**	(32 042)	(120 770)	(258 063)	(658 622)
	(1 466 134)	(1 862 252)	(3 637 825)	(3 629 841)	(5 544 324)
FLUX DE TRÉSORERIE LIÉS AUX ACTIVITÉS DE FINANCEMENT					
Émission de capital-actions	**3 057 459**	-	-	6 023 203	11 448 145
Débentures convertibles émises contre espèces	**-**	-	-	-	37 064 508
Frais d'émission des débentures convertibles	**-**	-	-	-	(2 885 078)
	3 057 459	-	-	6 023 203	45 627 575
FLUX DE TRÉSORERIE LIÉS AUX ACTIVITÉS D'INVESTISSEMENT					
Acquisition d'immobilisations	**(12 827)**	(10 471)	(29 554)	(52 403)	(478 563)
Produit net tiré de la cession d'actifs	**-**	679	292 473	2 040	55 658
Placement dans Metro Resources Company Ltd., moins l'encaisse acquise	**-**	-	-	-	(42 521 055)
Investissement en terrains	**(21 232)**	(49 632)	(47 896)	(891 371)	(2 833 665)
Participation dans une concession minière de potasse	**(638 141)**	(557 025)	(1 401 747)	(1 286 161)	(2 442 419)
	(672 200)	(616 449)	(1 186 724)	(2 227 895)	(48 220 044)
AUGMENTATION (DIMINUTION) NETTE DE L'ENCAISSE	**919 125**	(2 478 701)	(4 824 549)	165 467	(8 136 793)
ENCAISSE, AU DÉBUT	**1 010 880**	5 835 429	5 835 429	5 669 962	13 806 755
ENCAISSE, À LA FIN	**1 930 005 $**	3 356 728 $	1 010 880 $	5 835 429 $	5 669 962 $

RENSEIGNEMENTS SUPPLÉMENTAIRES SUR LES ACTIVITÉS D'INVESTISSEMENT ET DE FINANCEMENT AUTRES QU'EN ESPÈCES

Pendant l'exercice terminé le 28 février 1999, la Société a émis 615 428 actions ordinaires en contrepartie de 1 398 700 actions ordinaires de Metro Resources Company Ltd., pour une valeur de 1 957 061 $.

RENSEIGNEMENTS SUPPLÉMENTAIRES SUR LES FLUX DE TRÉSORERIE

Versements d'intérêts en espèces	**- $**	- $	- $	6 706 $	415 $
Encaissements d'intérêts en espèces	**28 210 $**	100 819 $	169 916 $	569 246 $	718 590 $
Versements d'impôts en espèces	**- $**	- $	25 804 $	14 025 $	109 371 $

1. ACTIVITÉS POURSUIVIES

Les présents états financiers consolidés intermédiaires ont été dressés suivant les principes comptables applicables dans un contexte de continuité de l'exploitation, lequel présume la réalisation d'actifs et le règlement de passifs dans le cours normal des activités. Au cours du semestre terminé le 31 août 2001, la Société a subi une perte nette de 8 131 661 $ (6 303 008 $ pour le semestre terminé le 31 août 2000; 16 432 453 $ pour l'exercice terminé le 28 février 2001). De plus, les débentures convertibles et l'intérêt connexe d'un montant de 37,1 M$ US (environ 58 M$ CA le 13 octobre 2001) arrivaient à échéance le 13 octobre 2001. Après le 31 août 2001, la Société et les porteurs de débentures convertibles ont conclu une entente visant à proroger la date d'échéance des débentures au 28 février 2002, qui a été par la suite reportée au 1er avril 2002, auquel moment le montant du capital, des intérêts courus et des primes sera converti en actions ordinaires de la Société au prix de conversion de 0,20 $ par action ordinaire, sous réserve de certaines conditions (voir la note 17). En outre, la Société a accepté de procéder à une émission de droits de souscription pour mobiliser des capitaux jusqu'à concurrence de 30 M$. Olympus Capital Holdings Asia (« Olympus Capital ») a convenu de fournir un crédit de soutien de 5 M$ et Crew Development Corporation a convenu d'exercer ses droits de souscription (4 M$) et de fournir un crédit de soutien de 1 M$, sous réserve de certaines conditions. Dans l'éventualité où les droits de souscription émis ne seraient pas entièrement souscrits par d'autres actionnaires, des montants pourront être tirés sur les crédits de soutien, jusqu'à concurrence des montants maximaux convenus. Cette convention, si elle est conclue, permettra à la Société de générer un montant minimal de 10 M$ de fonds supplémentaires. La capacité permanente de la Société de respecter ses obligations à mesure qu'elles deviennent exigibles et de terminer la mise en valeur de la concession minière de potasse dépend de la réussite de l'exécution de l'émission de droits de souscription, de la conversion des débentures convertibles et de son aptitude à générer des fonds additionnels, au besoin. Il n'y a aucune garantie que ces ententes de financement seront réalisées avec succès.

Les présents états financiers consolidés intermédiaires ne tiennent pas compte des ajustements qui devraient être apportés aux valeurs comptables et aux classifications des actifs et des passifs si la Société était dans l'incapacité de poursuivre ses activités.

2. PRINCIPALES CONVENTIONS COMPTABLES

a) Méthode de consolidation

Les états financiers incluent les comptes de la filiale en propriété exclusive de la Société, Metro Resources Company Ltd. (« Metro »), acquise au cours de l'exercice terminé le 28 février 1999. Metro était l'ancien partenaire de la Société dont la participation s'élevait à 27,5 % dans Asia Pacific Potash Corporation (« APPC »). Avant l'acquisition par la Société d'une participation majoritaire dans Metro (note 5), la participation de la Société dans Metro était constatée au coût, et la Société comptabilisait sa participation de 62,5 % dans APPC selon la méthode de la consolidation proportionnelle en raison de son contrôle conjoint avec Metro des activités d'APPC. En vertu de cette méthode, la part au prorata de la Société des actifs, des passifs, des produits et des charges d'APPC était regroupée par poste avec les éléments semblables des états financiers de la Société. Au cours de l'exercice terminé le 28 février 1999, la Société a pris le contrôle d'APPC en raison de l'acquisition de Metro de telle sorte que, au 28 février 1999 et à compter de la date d'acquisition, les comptes d'APPC ont été consolidés avec les comptes de la Société. Les opérations et les soldes intersociétés ont été éliminés.

b) Immobilisations

Les immobilisations corporelles sont inscrites au coût, déduction faite de l'amortissement cumulé.

L'amortissement est calculé selon la méthode de l'amortissement linéaire, en fonction de la durée de vie utile estimative des actifs comme suit :

Bâtiments	20 ans
Mobilier, agencements et matériel de bureau	5 ans
Matériel d'exploration	5 ans
Véhicules	5 ans

c) Coûts de financement reportés

Les coûts de financement reportés sont composés des charges de financement relatives aux débentures convertibles (note 8). Ces coûts ont été reportés et sont amortis sur la durée des débentures.

d) Conversion de devises

Les actifs et les passifs monétaires libellés en devises ont été convertis en dollars canadiens au taux de change en vigueur à la date du bilan. Les actifs, passifs, produits et charges non monétaires ont été convertis en dollars canadiens au taux de change en vigueur à la date des opérations respectives. Les gains et les pertes de change sont inclus dans les résultats à l'exception des gains et des pertes de change non réalisés sur les débentures convertibles, lesquels sont reportés et amortis dans les résultats sur la durée des débentures.

2. PRINCIPALES CONVENTIONS COMPTABLES (suite)

e) Concession minière de potasse

La Société capitalise toutes les charges directes relatives à l'exploration et aux travaux de mise en valeur jusqu'à ce que la production commerciale commence ou que la participation soit abandonnée, auquel moment les coûts seront soit amortis selon la méthode de l'amortissement proportionnel à l'utilisation, soit entièrement imputés aux activités. Une provision sera constituée, au besoin, pour refléter une moins-value permanente du bien.

f) Options d'achat d'actions

La Société offre à ses administrateurs, à ses hauts dirigeants, à ses employés et à d'autres personnes des options visant l'acquisition d'actions de la Société, leur permettant ainsi de participer à la croissance de la Société. Aucune charge au titre de la rémunération n'est constatée lorsque des options d'achat d'actions sont octroyées ou levées. Toute contrepartie reçue par la Société à la levée des options d'achat d'actions est créditée au capital-actions. Si les options d'achat d'actions sont rachetées par la Société, la contrepartie versée est imputée au déficit.

g) Perte par action

La perte par action est calculée en fonction du nombre moyen pondéré d'actions en circulation au cours de la période.

h) Impôts futurs

Au cours de l'exercice terminé le 28 février 2001, la Société a adopté les nouvelles recommandations de l'Institut Canadien des Comptables Agréés à l'égard des impôts sur les bénéfices. En vertu de ces recommandations, la méthode du passif fiscal est utilisée et les actifs et les passifs d'impôts futurs sont constatés en fonction des écarts temporaires entre la valeur comptable des éléments du bilan et leur valeur fiscale correspondante. Les économies futures liées aux actifs d'impôts, y compris les pertes fiscales non utilisées, sont constatées, sous réserve d'une provision pour moins-value, dans la mesure où il est plus probable qu'improbable que de telles pertes seront utilisées. Ces nouvelles normes exigent également que les actifs et passifs d'impôts futurs soient évalués selon les taux d'imposition et les lois en vigueur qui devraient s'appliquer au moment du règlement ou de la réalisation des actifs ou passifs d'impôts.

2. PRINCIPALES CONVENTIONS COMPTABLES (suite)

i) *Utilisation d'estimations*

La préparation des états financiers conformément aux principes comptables généralement reconnus (les « PCGR ») du Canada exige de la direction qu'elle fasse des estimations et émette des hypothèses qui ont une incidence sur les montants des actifs et des passifs présentés et sur la présentation d'information financière sur les actifs et les passifs éventuels à la date des états financiers et les montants présentés des produits et des charges au cours de la période de présentation. Les résultats réels pourraient être différents de ces estimations.

j) *Présentation d'information financière intermédiaire*

Les états financiers consolidés intermédiaires de la Société ont été préparés par la direction conformément aux PCGR du Canada. Les états financiers consolidés intermédiaires ont été préparés suivant les mêmes principes comptables et la même méthode de calcul que les états financiers consolidés de l'exercice terminé le 28 février 2001. Les états financiers consolidés intermédiaires devraient être lus parallèlement aux états financiers consolidés et aux notes complémentaires de l'exercice terminé le 28 février 2001.

3. MODIFICATION D'UNE CONVENTION COMPTABLE

Au cours de l'exercice terminé le 28 février 2001, la Société a adopté les nouvelles recommandations comptables relatives à l'inscription des impôts futurs, comme il est décrit à la note 2h). Cette modification a été appliquée rétroactivement, de sorte que le solde de la participation dans la concession minière de potasse et le passif d'impôts futurs au 29 février 2000 ont augmenté de 16 348 459 $ et de 17 070 411 $, respectivement. Les intérêts débiteurs, les frais bancaires ainsi que le recouvrement d'impôts futurs ont augmenté de 523 768 $, de 1 237 806 $ et de 515 855 $ pour les exercices terminés le 28 février 2001, le 29 février 2000 et le 28 février 1999, respectivement. Les débentures convertibles ont diminué de 721 952 $ au 29 février 2000. Cette modification n'a eu aucune incidence sur la perte nette, les flux de trésorerie ni sur le déficit présentés pour les exercices précédents.

4. IMMOBILISATIONS

	31 août 2001 (non vérifié)			28 février 2001	29 février 2000
	Coût	Amortissement cumulé	Valeur comptable nette	Valeur comptable nette	Valeur comptable nette
Mobilier et agencements	**325 903 $**	**262 407 $**	**63 496 $**	74 704 $	109 562 $
Matériel d'exploration	**11 649**	**10 334**	**1 315**	2 000	3 456
Véhicules	**64 026**	**56 509**	**7 517**	10 419	15 936
Immeuble en copropriété	**-**	**-**	**-**	-	331 851
Améliorations locatives	**122 460**	**74 294**	**48 166**	60 881	85 866
Matériel informatique	**182 201**	**122 630**	**59 571**	56 775	54 896
	706 239 $	**526 174 $**	**180 065 $**	204 779 $	601 567 $

5. PARTICIPATION DANS METRO RESOURCES COMPANY LTD.

Au cours de l'exercice terminé le 28 février 1998, la Société a acquis 1 265 500 actions ordinaires de Metro Resources Company Ltd. (« Metro »), pour une contrepartie en espèces de 1 418 575 $ (soit 2,5 % des actions émises et en circulation de Metro).

Au cours de l'exercice terminé le 28 février 1999, la Société a acquis 48 765 800 actions ordinaires de Metro pour une contrepartie en espèces de 49 650 561 $. Aux termes de la convention relative au plan d'arrangement entre la Société et Metro, la Société a acquis les actions restantes de Metro détenues par des tiers en échange d'actions de la Société. Par conséquent, Metro est maintenant une filiale en propriété exclusive de la Société.

L'acquisition de Metro a été comptabilisée selon la méthode de l'acquisition, et la situation financière de même que les résultats d'exploitation de Metro ont été consolidés à compter du 15 juin 1998. La contrepartie totale versée a été établie en fonction de la juste valeur estimative des actifs acquis et des passifs pris en charge à la date d'acquisition, comme suit :

Actif à court terme (y compris une encaisse de 7 129 506 $)	7 225 968 $
Immobilisations	110 049
Investissement dans un terrain	1 252 354
Participation dans la concession minière de potasse	61 891 170
	70 479 541
Passif à court terme	(1 104 885)
Impôts futurs	(16 348 459)
Actif net	53 026 197
Moins : valeur comptable de la participation antérieure dans Metro	(1 418 575)
Moins : actions émises	(1 957 061)
Contrepartie en espèces	49 650 561 $

6. PARTICIPATION DANS LA CONCESSION MINIÈRE DE POTASSE

La participation dans la concession minière de potasse est composée de ce qui suit :

	31 août 2001 (non vérifié)	28 février 2001	29 février 2000
Solde au début	**84 322 317 $**	82 920 570 $	81 634 409 $
Charges d'exploitation et de mise en valeur reportées	**638 141**	1 401 747	1 286 161
Solde à la fin	**84 960 458 $**	84 322 317 $	82 920 570 $

La Société détient une participation de 90 % dans Asia Pacific Potash Corporation (« APPC »), une société qui détient une concession minière de potasse située à Udon Thani dans le nord-est de la Thaïlande. La participation restante dans APPC est détenue par le gouvernement de la Thaïlande.

Le gouvernement de la Thaïlande doit rembourser sa quote-part des charges d'exploration et de mise en valeur, soit 10 %, au moyen de sa quote-part du bénéfice net d'APPC, une fois que la production commerciale aura débuté.

À la réception des licences d'exploitation minière du gouvernement de la Thaïlande, APPC devra payer des droits de 5 M$ US.

La recouvrabilité de la valeur comptable de la participation de la Société dans la concession minière de potasse dépend des facteurs suivants : i) l'existence de réserves économiquement recouvrables, ii) la capacité de la Société d'obtenir le financement nécessaire aux activités permanentes de mise en valeur et d'exploration d'APPC ainsi qu'à la construction des installations minières et iii) la capacité d'APPC d'atteindre le seuil de rentabilité.

Le 4 juin 2001, douze atchayabats spéciaux (les « licences de prospection spéciales » ou « LPS ») ont été émis par le ministère des Ressources minérales (le « MRM ») à la filiale de la Société, APPC, conformément à la convention relative à la concession minière entre APPC, le ministère de l'Industrie et le MRM. À la même date, soit le 4 juin 2001, APPC a conclu une convention de prospection minière dans le cadre d'une licence de prospection exclusive ou de licences de prospection spéciales avec le MRM, stipulant qu'APPC procédera à des travaux de prospection minière selon les plans et les méthodes de prospection minière prévus par la licence de prospection exclusive et se conformera aux exigences relatives aux volumes de travaux et aux montants prévus par les LPS.

6. PARTICIPATION DANS LA CONCESSION MINIÈRE DE POTASSE (suite)

Les LPS stipulent qu'APPC devra débourser 900 000 $ US au cours de la première année suivant la date d'émission, 1 300 000 $ US au cours de la deuxième année et 250 000 $ US au cours de la troisième année, pour un total de 2 450 000 $ US. APPC avait déjà déboursé beaucoup plus de 2 450 000 $ US avant l'émission des LPS, et APPC est d'avis que le montant déjà déboursé par la Société avant l'émission des LPS réduit et élimine peut-être même l'obligation financière d'APPC en vertu des LPS. La Société est en discussion avec le MRM à ce sujet.

Le 3 octobre 2001, la Société a reçu un avis du MRM annonçant qu'il avait accepté le programme d'exploration et les dépenses révisés de la Société en vertu des LPS. Le programme prévoit des dépenses de 240 000 $ US au cours de la première et de la deuxième année, respectivement, suivant la date d'émission.

Le 4 octobre 2001, la Société a déposé son premier rapport trimestriel auprès du MRM, dévoilant que la Société avait dépensé 186 000 $ US.

7. INVESTISSEMENT DANS UN TERRAIN

Le terrain est situé dans la province d'Udon Thani, dans le nord-est de la Thaïlande, au-dessus du champ de potasse de Somboon. Il a une superficie d'environ 2,0 kilomètres carrés et sera utilisé pour les installations de surface de la mine projetée de Somboon. Le titre de propriété du terrain est détenu par des sociétés de portefeuille fermées situées en Thaïlande et contrôlées par APPC.

8. DÉBENTURES CONVERTIBLES

Après le 31 août 2001, la Société et les détenteurs de débentures convertibles ont signé une entente en vertu de laquelle la date d'échéance des débentures a été prorogée au 28 février 2002, qui a été par la suite reportée au 1er avril 2002, date à laquelle, sous réserve de certaines conditions (note 17), le capital, les intérêts courus et la prime seront convertis en actions ordinaires de la Société en fonction d'un prix de conversion de 0,20 $ l'action ordinaire.

8. DÉBENTURES CONVERTIBLES (suite)

Les détails relatifs aux échéances initiales des débentures et aux modifications ultérieures connexes s'établissent comme suit :

a) Au cours de l'exercice terminé le 28 février 1999, la Société a procédé à l'émission de 9 000 000 de débentures convertibles d'une valeur nominale de 24 460 000 $ US (37 064 508 $) et dont les dates d'échéance s'échelonnaient entre le 13 juillet et le 13 août 2000. Les débentures étaient garanties par un droit de sûreté sur les actions de Metro Resources Company Ltd. et portaient intérêt au taux composé de 10 % par année. Elles étaient également payables à l'échéance et convertibles en actions ordinaires de la Société à tout moment avant la date d'échéance, au gré des détenteurs, au prix de conversion de 2,72 $ US (4,00 $) l'action ordinaire. De plus, la Société devait payer aux détenteurs une prime de 88 $ US pour chaque tranche de 1 000 $ US de capital à l'échéance des débentures ou un montant établi au prorata de la prime dans le cas de débentures rachetées avant la date d'échéance.

Conformément aux recommandations de l'Institut Canadien des Comptables Agréés, les débentures ont été scindées en leur composante passif et leur composante capitaux propres. La composante passif, qui équivaut à la valeur attribuée au passif à la date de création, a été comptabilisée à titre de passif à long terme. La composante résiduelle, quant à elle, équivaut à la valeur attribuée à l'option qu'ont les détenteurs de convertir le solde du capital en actions ordinaires et a été comptabilisée dans les capitaux propres à titre de « composante capitaux propres des débentures convertibles ». La valeur de ces composantes a été calculée en fonction de leur juste valeur respective à la date de l'émission initiale des débentures convertibles.

Les composantes des débentures convertibles s'établissent comme suit :

	31 août 2001 (non vérifié)	28 février 2001	29 février 2000	Date d'émission
Composante passif	**37 580 068 $**	37 273 734 $	33 492 781 $	29 162 300 $
Composante capitaux propres (déduction faite des coûts de financement de 441 156 $)	**4 985 439**	4 985 439	4 985 439	4 985 439

Pendant toute la durée de vie de la débenture, sa composante passif a été accrue en fonction de la valeur nominale par la constatation d'intérêts débiteurs additionnels.

b) La Société et les détenteurs de débentures ont conclu une entente, avec prise d'effet le 19 juillet 2000, visant à repousser l'échéance des débentures convertibles. En vertu des nouvelles modalités, la date d'échéance a été changée pour le 13 octobre 2001. Les débentures étaient assorties d'une garantie additionnelle sous la forme d'un nantissement de 242 000 actions d'APPC, ce qui représente 24,2 % de la participation de 27,5 % détenue par Metro.

8. DÉBENTURES CONVERTIBLES (suite)

b) (suite)

Les intérêts payables à l'échéance sont restés fixés au taux composé annuel de 10 % par année. La prime existante de 88 $ US pour chaque tranche de 1 000 $ US de capital était dorénavant payable à la nouvelle date d'échéance. De plus, la Société devait payer aux détenteurs une prime additionnelle de 75,74 $ US pour chaque tranche de 1 000 $ US de capital à la nouvelle échéance des débentures. Dans le cas de débentures rachetées avant la date d'échéance, la prime additionnelle devait être calculée au prorata du nombre de jours entre l'ancienne et la nouvelle date d'échéance.

Le capital des débentures était dorénavant convertible en actions ordinaires de la Société à tout moment, au gré des détenteurs, avant la nouvelle date d'échéance à un prix de conversion variant de 1,529 $ US à 1,784 $ US l'action ordinaire, le prix de conversion réel étant calculé au moyen d'une formule établie en fonction du nombre de jours, le cas échéant, entre la date de conversion et la date d'échéance. La Société a également accepté de payer toute retenue d'impôt à la source applicable aux paiements versés aux détenteurs de débentures. Si tous les détenteurs choisissent de convertir leurs débentures tout juste avant la nouvelle date d'échéance, la Société devra émettre 16 millions d'actions ordinaires.

Les détenteurs devaient renoncer à la prime et aux intérêts au moment de la conversion. Comme il est mentionné à la note 17, les conditions de ces débentures ont été renégociées après le 31 août 2001.

Par ailleurs, la Société et les détenteurs de débentures ont convenu des clauses restrictives suivantes :

- Une limite de 3 000 000 $ US a été fixée quant à l'endettement que la Société est autorisée à contracter.
- La Société a accepté de ne pas vendre tout actif dont la valeur dépasse 3 000 000 $ US.
- La Société a accepté de ne pas effectuer de paiement en capital, en intérêts ou en prime relativement à des dettes subordonnées aux débentures.
- La Société a accepté de ne pas émettre plus de 500 000 options d'achat d'actions sans avoir obtenu le consentement des détenteurs de débentures.

Les débentures convertibles venaient à échéance le 13 octobre 2001, et le montant total du capital, des intérêts courus et de la prime payable en dollars US à l'échéance s'établissait à 37,1 M$ US (environ 58 M$ CA le 13 octobre 2001). De plus, la Société avait auparavant convenu de rembourser aux détenteurs de débentures résidant à l'extérieur du Canada toute retenue d'impôt canadien à la source applicable au paiement ou au paiement réputé des intérêts et de la prime versés à la conversion lors du règlement intégral de toutes les débentures. Le montant des retenues d'impôt à la source était évalué à environ 3,3 M$ US (5,1 M$ CA) au 31 août 2001.

9. CAPITAL-ACTIONS

a) Le capital-actions autorisé s'élève à 2 000 000 000 d'actions ordinaires sans valeur nominale.

b) Les détails relatifs au capital-actions s'établissent comme suit :

	Nombre d'actions	Montant
Solde au 28 février 1998	48 286 277	52 751 126 $
Émises contre espèces à la levée d'options d'achat d'actions	103 000	272 450
Émises dans le cadre d'un placement privé	3 000 000	11 175 695
Émises contre des actions de Metro (note 5)	615 428	1 957 061
Solde au 28 février 1999	52 004 705	66 156 332
Émises contre espèces dans le cadre d'un placement privé	2 400 000	5 896 153
Émises contre espèces à la levée d'options d'achat d'actions	63 000	127 050
Solde au 29 février 2000 et au 28 février 2001	54 467 705	72 179 535
Émises contre espèces dans le cadre d'un placement privé	5 625 636	3 057 459
Solde au 31 août 2001 (non vérifié)	60 093 341	75 236 994 $

c) Le tableau ci-dessous présente un résumé des activités et des renseignements liés aux options d'achat d'actions actuellement en cours et pouvant être levées.

	Options d'achat d'actions en cours	
	Nombre d'actions ordinaires	Moyenne pondérée du prix de levée
Solde au 28 février 1998	4 793 000	2,86 $
Octroyées	325 000	3,80
Converties à partir d'actions de Metro (note 9 e)	2 200 000	2,98
Annulées	(175 000)	6,51
Levées	(103 000)	2,65
Solde au 28 février 1999	7 040 000	2,86
Octroyées	1 080 000	3,65
Annulées	(680 000)	3,15
Levées	(63 000)	2,02
Solde au 29 février 2000	7 377 000	2,95
Annulées	(162 000)	3,60
Solde au 28 février 2001	7 215 000	2,94
Annulées	(2 380 000)	3,18
Solde au 31 août 2001 (non vérifié)	4 835 000	2,95 $

9. CAPITAL-ACTIONS (suite)

c) (suite)

Le tableau ci-dessous présente un résumé des renseignements liés aux options en cours pouvant être levées au 31 août 2001 (non vérifié).

Options en cours pouvant être levées		
Nombre en circulation	Moyenne pondérée du prix de levée par action	Date d'expiration
240 000	3,15 $	30 novembre 2001
132 000	2,98 $	30 novembre 2001
100 000	2,35 $	30 novembre 2001
930 000	3,15 $	26 février 2002
1 260 000	2,35 $	28 novembre 2002
1 353 000	2,98 $	22 juin 2003
115 000	4,00 $	3 septembre 2003
270 000	4,00 $	7 mai 2004
330 000	3,35 $	7 mai 2004
105 000	3,15 $	27 octobre 2005
4 835 000	2,95 $	

Au cours du semestre terminé le 31 août 2001, la Société a conclu un placement privé de 5 625 636 unités à 0,55 $ l'unité, pour un produit net de 3 057 459 $. Chaque unité se compose de une action ordinaire et de un bon de souscription entier. Chaque bon de souscription autorise son porteur à acquérir une action ordinaire additionnelle de la Société au prix de 1,00 $ jusqu'au 31 mai 2002.

Au cours du semestre terminé le 31 août 2001, des options d'achat d'actions visant l'achat de 2 380 000 actions ordinaires de la Société à des prix variant de 2,35 $ à 4,00 $ l'action ordinaire ont été annulées.

Au cours de l'exercice terminé le 28 février 2001, la Société a reporté au 27 octobre 2005 la date d'échéance de certaines options d'achat d'actions.

9. CAPITAL-ACTIONS (suite)

d) Au cours de l'exercice terminé le 29 février 2000, la Société a émis 2 400 000 unités au prix de 2,60 $ l'unité pour un produit net de 5 896 153 $ (déduction faite des coûts d'émission de 343 847 $). Chaque unité se compose de une action ordinaire et de la moitié de un bon de souscription d'actions non transférable de la Société. Chaque bon de souscription d'actions entier autorise son porteur à acquérir une action ordinaire additionnelle au prix de 3,10 $ au cours de la première année et de 3,60 $ au cours de la deuxième année. Au 28 février 2001, 1 200 000 bons de souscription d'actions n'avaient toujours pas été levés.

e) Au cours de l'exercice terminé le 28 février 1999, la Société a acquis la totalité des actions en circulation de Metro en vertu d'une entente sur un plan d'arrangement conclue entre la Société et Metro. Chaque détenteur d'options d'achat d'actions ordinaires de Metro (les « options de Metro ») a reçu, en échange de ses options de Metro, des options visant l'achat de 0,44 action de la Société, et les options de Metro en cours ont été annulées sans aucun remboursement de capital. Par conséquent, 5 000 000 d'options de Metro ont été annulées et 2 200 000 options de la Société ont été octroyées.

f) Le 17 juillet 1996, la Société a adopté un régime lié aux droits des actionnaires (le « régime »). De manière générale, le régime prévoit que si une personne ou un groupe présente une offre publique d'achat autre qu'une offre conforme au régime (« offre permise ») ou acquiert 20 % ou plus des actions ordinaires en circulation de la Société de manière non conforme au régime, les détenteurs de bons de souscription d'actions pourront acquérir des actions ordinaires de la Société à 50 % du cours du marché en vigueur. Une offre d'achat publique peut éviter la dilution des bons de souscription d'actions et ainsi être considérée comme une offre permise si elle est conforme à certaines dispositions particulières du régime. Le régime doit faire l'objet d'une nouvelle approbation tous les trois ans; le régime a été approuvé de nouveau lors de l'assemblée générale annuelle de la Société, tenue le 27 août 1999.

10. IMPÔTS SUR LES BÉNÉFICES

Le recouvrement réel (la charge réelle) au titre des impôts diffère du recouvrement (de la charge) d'impôts que la Société aurait constaté si elle avait appliqué le taux d'imposition prévu par la loi à la perte avant impôts, en raison principalement du non-enregistrement du recouvrement d'impôts potentiel lié aux pertes d'exploitation et autres éléments non imposables et de l'écart entre les taux d'imposition prévus par la loi au Canada et à l'étranger. Le recouvrement d'impôts futurs provient du recouvrement d'impôts lié à l'augmentation de la composante passif des débentures convertibles.

10. IMPÔTS SUR LES BÉNÉFICES (suite)

Au 28 février 2001, l'incidence fiscale approximative de chaque type d'écart temporaire dont découlent les actifs d'impôts futurs de la Société s'établissait comme suit :

	31 août 2001 (non vérifié)	28 février 2001	29 février 2000
Actifs d'impôts futurs			
Report prospectif de pertes autres qu'en capital	**15 335 082 $**	15 335 082 $	9 021 638 $
Coûts de financement reportés	**734 786**	734 786	865 002
Autres	**452 481**	452 481	383 220
	16 522 349	16 522 349	10 269 860
Moins : provision pour moins-value	**(16 522 349)**	(16 522 349)	(10 269 860)
Actifs d'impôts futurs, montant net	**- $**	- $	- $
Passifs d'impôts futurs			
Concession minière de potasse	**16 348 459 $**	16 348 459 $	16 348 459 $
Débentures convertibles	**198 184**	198 184	721 952
	16 546 643 $	16 546 643 $	17 070 411 $

Le montant net des passifs d'impôts futurs est présenté au bilan comme suit :

Tranche des passifs d'impôts futurs échéant à court terme	**198 184 $**	198 184 $	- $
Tranche des passifs d'impôts futurs échéant à long terme	**16 348 459**	16 348 459	17 070 411
	16 546 643 $	16 546 643 $	17 070 411 $

11. VARIATION DES ÉLÉMENTS HORS CAISSE DU FONDS DE ROULEMENT

	31 août 2001	28 février 2001	29 février 2000	28 février 1999
	(non vérifié)			
(Augmentation) diminution des :				
Débiteurs	**48 678 $**	48 837 $	(50 623) $	112 333 $
Charges payées d'avance	**(241 873)**	(23 112)	23 595	39 206
Recouvrement d'impôts	**-**	(11 152)	36 469	(51 126)
Montants à recevoir des sociétés affiliées	**291 798**	(21 291)	(27 620)	380 374
Autres actifs à court terme	**36 779**	(16 211)	(20 751)	5 984
(Diminution) augmentation des :				
Créditeurs et charges à payer	**784 325**	(97 841)	(219 133)	(1 145 393)
	919 707 $	(120 770) $	(258 063) $	(658 622) $

12. OPÉRATIONS ENTRE APPARENTÉS

En septembre 2001, la Société a accepté de payer de manière rétroactive des honoraires mensuels de 300 000 THB (environ 10 500 $) à un administrateur ne faisant pas partie du groupe de direction pour la période allant du 1er février 2001 au 30 septembre 2001. La Société a également conclu, avec une société fermée contrôlée par le même administrateur, une entente qui prévoit la prestation de services-conseils à la Société à un tarif de 300 000 THB (environ 10 500 $) par mois avec prise d'effet le 1er octobre 2001. Cette entente peut être résiliée à tout moment par l'une ou l'autre des parties, sous réserve d'un préavis de un mois. Au 31 août 2001, le paiement rétroactif total s'élevait à 71 800 $ et a été comptabilisé pendant le trimestre terminé le 31 août 2001.

Le 23 mars 2001, le président et chef de la direction a donné sa démission et a accepté un règlement de cessation d'emploi qui prévoit le paiement d'une indemnité de cessation d'emploi d'environ 900 000 $. Au cours du semestre terminé le 31 août 2001, la Société a effectué des paiements de 110 000 $ à l'égard de cette indemnité. Le montant résiduel de 790 000 $ a été inscrit au poste des créditeurs et charges à payer au 31 août 2001.

Les opérations entre apparentés dont il n'est pas fait mention ailleurs dans les présents états financiers comprennent des frais de consultation et de gestion de 958 312 $ (1 018 244 $ en 2000; 1 017 132 $ en 1999) versés à des sociétés sous le contrôle d'administrateurs de la Société ou qui y sont liées.

12. OPÉRATIONS ENTRE APPARENTÉS (suite)

Au cours de l'exercice terminé le 28 février 1999, la Société a acheté un immeuble en copropriété situé en Thaïlande à deux administrateurs de la Société. Au cours de l'exercice terminé le 28 février 2001, la Société a déterminé que l'entrepreneur initial n'avait pas enregistré correctement les titres de l'immeuble en copropriété. Par conséquent, l'achat effectué par la Société a été annulé. La Société a contrepassé l'opération et inscrit un montant débiteur de 291 798 $, ce qui correspond au coût d'achat initial de l'immeuble en copropriété de 8 600 000 THB, à recevoir des apparentés. La Société a reçu cette somme au cours du semestre terminé le 31 août 2001.

13. ENGAGEMENTS

La Société s'est engagée à effectuer les paiements indiqués ci-dessous en vertu de ses contrats de location visant les locaux de bureaux :

2002	214 858 $
2003	29 687

14. ÉVENTUALITÉS

Au cours de 1993, la Société a acquis, de Crew Capital Corporation, une société fermée liée par l'intermédiaire de certains administrateurs en commun, le droit d'obtenir une participation de 75 % dans APPC en contrepartie de 69 510 $, ce qui représente le remboursement des frais de mise en valeur engagés à ce jour et une redevance de 1,5 % sur la part initiale de la Société (75 %) des ventes de potasse lorsque la production commerciale aura commencé. Avec prise d'effet le 1er décembre 1994, la Société a acquis le contrôle d'APPC puisqu'elle a engagé des frais dans une proportion lui permettant de répondre aux exigences pour obtenir une participation de 75 %. Ainsi, lorsque la production commerciale commencera, cette redevance sera payable par la Société.

15. INFORMATION SECTORIELLE

La Société considère que ses activités ne constituent qu'un seul secteur d'exploitation. Les détails relatifs aux produits et aux immobilisations sont présentés ci-dessous en fonction des secteurs géographiques :

	Semestre terminé le 31 août 2001 (non vérifié)		Semestre terminé le 31 août 2000 (non vérifié)		Exercices terminés les 28 février 2001		29 février 2000		28 février 1999	
	Produits	**Immobilisations**	Produits	Immobilisations	Produits	Immobilisations	Produits	Immobilisations	Produits	Immobilisations
Canada	**27 984 $**	**80 029 $**	100 819 $	86 256 $	169 180 $	80 043 $	168 805 $	93 233 $	522 155 $	80 019 $
Thaïlande	**226**	**92 929 248**	-	92 288 362	3 645	92 294 575	28 660	91 228 530	108	89 129 767
	28 210 $	**93 009 277 $**	100 819 $	92 374 618 $	172 825 $	92 374 618 $	197 465 $	91 321 763 $	522 263 $	89 209 786 $

Les immobilisations comprennent une participation dans une concession minière de potasse, un investissement dans un terrain et des immobilisations.

16. INSTRUMENTS FINANCIERS

a) *Juste valeur*
Les valeurs comptables des instruments financiers de la Société, qui incluent des espèces, des débiteurs, des montants à recevoir des sociétés affiliées, d'autres actifs à court terme, des créditeurs et des charges à payer, des intérêts à payer et des débentures convertibles, correspondent approximativement à leurs justes valeurs respectives.

b) *Risque financier*

Le risque financier découle des fluctuations des taux d'intérêt et des taux de change. La Société n'utilise aucun produit dérivé en vue de réduire son exposition aux fluctuations des taux d'intérêt et des taux de change.

17. ÉVÉNEMENT POSTÉRIEUR À LA CLÔTURE

Conformément à une entente de soutien conclue le 8 octobre 2001 et modifiée le 4 décembre 2001, Olympus Capital Holdings Asia (« Olympus Capital »), détenteur d'environ 72 % des débentures convertibles, a accepté de convertir toutes les débentures en circulation en actions ordinaires de la Société à un nouveau taux de conversion et sous réserve de certaines conditions. La date d'échéance des débentures convertibles était initialement fixée au 13 octobre 2001.

En vertu de cette entente, le capital lié aux débentures convertibles de même que les intérêts courus et la prime devaient être convertis en actions ordinaires de la Société le 28 février 2002 à un taux de conversion de 0,20 $ l'action ordinaire. La date de conversion a été par la suite repoussée au 1er avril 2002. Depuis le 13 octobre 2001, les débentures convertibles et les intérêts courus (mais non la prime) continuent de porter intérêt au taux de 14 % par année. Cette entente s'applique à tous les porteurs des débentures.

La conversion des débentures convertibles était assujettie à l'approbation des porteurs et des organismes de réglementation, de même qu'à d'autres conditions, y compris l'approbation des actionnaires relativement à la poursuite des activités de la Société au Nouveau-Brunswick et dans d'autres territoires, conformément à l'approbation raisonnable d'Olympus Capital après la conversion des débentures. La Société a tenu une assemblée extraordinaire le 7 janvier 2002 au cours de laquelle les actionnaires ont approuvé l'émission d'au plus 320 000 000 d'actions ordinaires pour la conversion des débentures et la continuité de l'exploitation de la Société transférée de la Colombie-Britannique au Nouveau-Brunswick, soit deux des conditions rattachées à la conversion des débentures convertibles par Olympus Capital. La Bourse de Toronto a approuvé de façon conditionnelle la conversion des débentures et l'inscription à la cote de 320 456 390 actions ordinaires pouvant être émises à la conversion des débentures, sous réserve du dépôt des documents à l'appui et de la clôture de l'opération au plus tard le 4 avril 2002.

17. ÉVÉNEMENT POSTÉRIEUR À LA CLÔTURE (suite)

En outre, la Société a accepté de procéder à une émission de droits de souscription pour mobiliser des capitaux jusqu'à concurrence de 30 M$. Olympus Capital a convenu de fournir un crédit de soutien de 5 M$ et Crew Development Corporation a accepté d'exercer ses droits de souscription (4 M$) et de fournir un crédit de soutien de 1 M$ (les « engagements de Crew »), sous réserve de certaines conditions. Dans l'éventualité où les droits de souscription émis ne seraient pas entièrement souscrits par d'autres actionnaires, des montants pourront être tirés sur les crédits de soutien, jusqu'à concurrence des montants maximaux convenus. Cette entente, si elle est conclue, garantira à la Société des fonds additionnels minimaux de 10 M$. La conversion des débentures convertibles est assujettie à la réalisation des engagements de Crew.

Olympus Capital et Crew ont convenu de fournir jusqu'à 800 000 $ ainsi que 200 000 $ en préfinancement sous forme d'un prêt pour permettre à la Société d'exercer ses activités et de respecter ses engagements à court terme jusqu'à la clôture du placement des droits de souscription. Les montants tirés en vertu de ce préfinancement porteront intérêt au taux annuel de 10 %, capitalisé semestriellement, jusqu'à ce qu'ils soient remboursés à même les produits du placement des droits de souscription.

Une fois terminée la conversion des débentures en actions ordinaires de la Société, Olympus Capital pourra nommer la majorité des administrateurs de la Société et diriger le vote lié aux actions ordinaires détenues par les anciens porteurs de débentures à condition que ces derniers détiennent conjointement plus de 25 % des actions ordinaires en circulation de la Société. Tous les anciens porteurs de débentures, Crew et certains administrateurs de Crew seront assujettis à certaines restrictions afin d'empêcher le transfert, la vente et la cession de toutes actions ordinaires de la Société qu'ils détiennent, pour une période de deux mois suivant la conversion des débentures. D'autres restrictions sont également imposées quant au nombre d'actions ordinaires que peuvent vendre ces parties pour une période de dix-huit mois suivant la conversion.

Immédiatement après la conversion, les anciens porteurs de débentures détiendront approximativement 60 % des actions en circulation de la Société, si l'émission de droits de souscription a été entièrement souscrite, ou environ 80 % si seule la somme minimale de 10 M$ a été réunie.

Après le 31 août 2001, les porteurs de débentures ont fourni des renseignements additionnels qui auront pour effet de réduire de 2 706 331 $ les retenues d'impôt à la source à payer relativement aux débentures. Cette réduction a été inscrite dans les résultats du trimestre terminé le 30 novembre 2001. Sous réserve des décisions fiscales, cette charge d'impôt à la conversion ou au règlement intégral des débentures peut être réduite davantage.

17. ÉVÉNEMENT POSTÉRIEUR À LA CLÔTURE (suite)

Le président du conseil d'administration de la Société a quitté son poste avec prise d'effet le 29 janvier 2002 et, comme un nouveau conseil d'administration sera établi à la conversion des débentures convertibles, personne n'a donc été nommé pour pourvoir à ce poste.

La Société a déposé un prospectus définitif daté du 5 février 2002 relativement au placement de droits de souscription. En vertu de ce placement, les actionnaires existants peuvent souscrire des unités jusqu'à concurrence de 60 093 341 unités au prix de 0,50 $ l'unité, chacune de ces unités consistant en deux actions ordinaires et demie et en un bon de souscription. Chaque bon de souscription confère aux porteurs le droit de recevoir deux actions ordinaires et demie additionnelles à un prix d'exercice de 1,00 $ le bon de souscription. Le produit maximal relatif à cette offre de droits s'élèvera à 30 046 670 $, moins les frais d'émission estimatifs de 250 000 $.

ATTESTATION DE LA SOCIÉTÉ

Le 5 février 2002

Le présent prospectus constitue un exposé complet, véridique et clair de tous les faits importants ayant trait aux titres offerts, conformément à la partie 9 de la loi intitulée *Securities Act* (Colombie-Britannique), de la partie 8 de la loi intitulée *Securities Act* (Alberta), de la partie XI de la loi intitulée *The Securities Act, 1988* (Saskatchewan), de la partie VII de la *Loi sur les valeurs mobilières* (Manitoba), de la partie XV de la *Loi sur les valeurs mobilières* (Ontario), de la loi intitulée *Securities Act* (Nouvelle-Écosse), de la *Loi sur les valeurs mobilières* (Nouveau-Brunswick), de la loi intitulée *Securities Act* (Île-du-Prince-Édouard) et de la partie XIV de la loi intitulée *Securities Act* (Terre-Neuve) et des règlements respectivement adoptés en vertu de ces lois. Pour les besoins de la province de Québec, le présent prospectus ne contient aucune information fausse ou trompeuse susceptible d'affecter la valeur ou le cours des titres qui font l'objet du placement.

(signé) Robert G. Connochie Président et chef de la direction	(signé) Peter G. Wong Chef (intérimaire) de la direction des finances

AU NOM DU CONSEIL D'ADMINISTRATION

(signé) John M. Darch Administrateur	(signé) Wayne Fallis Administrateur

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